Confidential draft No. 4 as confidentially submitted to the U.S. Securities and Exchange Commission on November 22, 2024. This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[            ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MPJS Group Limited

(Exact name of registrant as specified in its charter)

British Virgin Islands	5944	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 14, Floor 9,

Nan Fung Commercial Centre

19 Lam Lok Street, Kowloon Bay,

Kwun Tong District,

Kowloon,

Hong Kong

Tel: 2151 9677

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[Agent for service]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Telephone: +1-212-530-2206	Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR Telephone: +852-3923-1111

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement on Form F-1 (File No. 333- ) (the “Registration Statement”) contains two prospectuses, as set forth below.

●	Public Offering Prospectus. A prospectus to be used for the public offering by the Registrant of up to Ordinary Shares of the Registrant (the “Public Offering Prospectus”) through the underwriter named on the cover page of the Public Offering Prospectus.

●	Resale Prospectus. A prospectus to be used for the resale by the Selling Shareholders (as defined below) of up to Ordinary Shares of the Registrant (the “Resale Prospectus”).

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	it contains different outside and inside front covers;

●	it contains different Offering section in the Prospectus Summary section on page Alt-2 of the Public Offering Prospectus;

●	it contains different Use of Proceeds section on page Alt-3 of the Public Offering Prospectus;

●	a Selling Shareholders section is included in the Resale Prospectus beginning on page Alt-4 of the Resale Prospectus; and

●	the Underwriting section on page 137 of the Public Offering Prospectus is removed and replaced with a Selling Shareholders Plan of Distribution section on page Alt-5 of the Resale Prospectus.

The Registrant has included in this Registration Statement a set of alternate pages after the back-cover page of the Public Offering Prospectus (the “Alternate Pages”) to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the Selling Shareholders.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2024

        Ordinary Shares

MPJS GROUP LIMITED

This is the initial public offering (the “Offering”) of the ordinary shares, par value US$1 per share (“Ordinary Shares”), of MPJS Group Limited (“MPJS”), a BVI business company (the “Company”, “we”, “us” and “our”). We are offering       Ordinary Shares (the “Public Offering Shares”), representing       % of the Ordinary Shares following completion of this Offering. Following the Offering,        % of the Ordinary Shares will be held by public shareholders.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying our Ordinary Shares.

Prior to this Offering, there has been no public market for our Ordinary Shares. The offering price of our Ordinary Shares in this Offering is expected to be between $        and $         per share. We will apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “MPJS.” There is no assurance that such application will be approved, and if our application is not approved, this Offering will not be completed.

We are both an “emerging growth company” and a “foreign private issuer” as defined under applicable U.S. securities laws and are eligible for reduced public company reporting requirements. Please read the disclosures beginning on page 11 and on page 12 of this prospectus for more information.

MPJS is not a Mainland China or Hong Kong operating company, but is a holding company incorporated in the British Virgin Islands (“BVI”) without any operations of its own. It conducts its operations in Hong Kong through its wholly-owned operating subsidiaries, Man Pong Jewellery Limited (“MPJ”) and Gosheng Jewellery International Limited (“Gosheng”) (collectively, our “Operating Subsidiaries”). The Ordinary Shares offered in this Offering are the shares of MPJS, the holding company in BVI, instead of the shares of its Operating Subsidiaries in Hong Kong. Because of our corporate structure as a BVI holding company with operations conducted by the Operating Subsidiaries, our corporate structure involves unique risks to investors. The PRC regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless. Investors in our Ordinary Shares should be aware that they will not and may never directly hold equity interests in the Operating Subsidiaries. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our Company’s directors and executive officers who are located outside of the United States. For a detailed description of the risks associated with our corporate structure that support our corporate structure, see “Risk Factors — Risks related to our corporate structure” on page 27.

MPJS relies on dividends or payments from the Operating Subsidiaries to fund its cash, assets and financing requirements, including payment of dividends and other cash distributions to our shareholders and U.S. investors, settlement of payment obligations under any debt we may incur and to pay our operating expenses. If the Operating Subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to MPJS.

Cash is transferred through our organization in the following manners: (i) funds can be transferred from MPJS, the holding company of our Group, to MPJ Group, our intermediate holding company, and subsequently to the Operating Subsidiaries in Hong Kong, in the form of capital contributions or loans, as the case may be; and (ii) funds can be transferred from the Operating Subsidiaries in Hong Kong to MPJ Group and subsequently to MPJS, in the form of dividends. If MPJS intends to distribute dividends to its shareholders, it will depend on payment of dividends from the Operating Subsidiaries to MPJS through MPJ Group in accordance with their respective Articles of Association and applicable laws and regulations, and the dividends will be distributed by MPJS to its shareholders in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

For downstream transfers of funds, MPJS and MPJ Group are permitted under the laws of BVI to provide funding to the Operating Subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds.

In terms of distributing earnings to our shareholders and U.S. investors, our board of directors is authorized to distribute dividends at their discretion, subject to the BVI Act and our Memorandum and Articles of Association. Furthermore, in respect of payment of dividends by the Operating Subsidiaries, according to the section 297 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of its profits available for distribution (being its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital). Other than the above which would limit the Operating Subsidiaries’ ability to make a distribution upwards to MPJ Group and from MPJS to our shareholders and U.S. investors, we did not adopt or maintain any cash management policies and procedures which might impose further limitation on distributions as of the date of this prospectus. There are no further BVI or Hong Kong statutory restrictions on the amount of funds that may be distributed by us and our subsidiaries as dividends. Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by the Operating Subsidiaries to us. See “Prospectus Summary - Transfer of cash to and from our subsidiaries” on page 7. As of the date of this prospectus, no distribution has been made to any U.S. investors.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor are there any restrictions on any foreign exchange to transfer cash between MPJS and its subsidiaries, across borders and to U.S. investors. See “Regulations” on page 100 and “Dividend Policy” on page 59.

However, to the extent that cash or assets of the business are in Hong Kong or held by a Hong Kong entity, there may be restrictions on using such funds or assets outside of Hong Kong due to intervention restrictions or limitations imposed by the PRC government on the ability of MPJS, MPJ Group or the Operating Subsidiaries to transfer cash or assets. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially and adversely affect the value of our Ordinary Shares or cause them to be worthless. Such restrictions and limitations may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from the Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, may restrict or otherwise unfavorably impact our ability to, or the way we, conduct our business. We may need to change certain aspects of our business to ensure compliance, which could lead to decreased demand for our services, reduced revenues, increased costs, the need to obtain additional licenses, permits, approvals or certificates, or exposure to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering it worthless. See “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by the Operating Subsidiaries in Hong Kong to fund any cash, assets and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash or assets in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” on page 27, and the audited consolidated financial statements and the accompanying footnotes on page F-1.

As used in this prospectus, terms such as “we,” “us,” “our,” or “our Company” refer to MPJS, unless the context suggests otherwise, and when describing MPJS’s consolidated financial information, also includes its Operating Subsidiaries.

Each of the Operating Subsidiaries in Hong Kong is required under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) to make an application to the Commissioner of Inland Revenue in a prescribed manner for the registration of our business and obtain a business registration certificate, which shall be displayed at its place of business. Additionally, we are required under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) to register as a dealer of precious metals and stones. We [have obtained and rely upon] the Hong Kong legal opinion (“Hong Kong Legal Opinion”) issued by Mr. Jeremy Cheung, a barrister-at-law in Hong Kong. According to the Hong Kong Legal Opinion, as of the date of this prospectus, we have received all requisite permissions or approvals from the Hong Kong authorities to operate our business in Hong Kong by complying with the registration requirements under the mentioned ordinances, and apart from the abovementioned registration requirements, neither we nor our subsidiaries are required to obtain any other permissions or approvals from Hong Kong authorities to operate our business in Hong Kong. None of the aforesaid permissions or approvals we received has been denied by any relevant Hong Kong authority. In the event that we fail to maintain or renew such permissions or approvals, we may be liable to fines and other penalties. On the other hand, according to the Hong Kong Legal Opinion, we are not required to obtain any requisite permissions or approvals from the Hong Kong authorities before listing in the U.S. and offering our Ordinary Shares to foreign investors as of the date of this prospectus. The Company and/or its subsidiaries have not applied for any such permissions or approvals, nor have they been denied by any relevant Hong Kong authority. See “Permission required from Hong Kong and PRC authorities” on page 10 and “Regulation” on page 100.

All of our operations are conducted by the Operating Subsidiaries in Hong Kong, which is a special administrative region of the PRC, and we currently do not have any operations in Mainland China. We have direct ownership of our operating subsidiaries in Hong Kong and currently do not have or intend to have any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in Mainland China. Accordingly, the PRC laws and regulations do not currently have any material impact on our business, financial condition and results of operations. However, we may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the cybersecurity, M&A and the oversight and control over overseas securities offerings. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. The PRC government may intervene or influence the current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers likes ourselves. Such governmental actions:

●	could result in a material change in our operations and/or the value of our Ordinary Shares;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors; and

●	may cause the value of our Ordinary Shares to significantly decline or be worthless.

See “Risk Factors — Risks Related to Doing Business in Hong Kong — The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/ or foreign investment in Hong Kong based issuers, which could result in a material adverse change in our operations, and/or the value of our Ordinary Shares we are registering for sale or our ability to offer or continue to offer securities to investors. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” on page 29.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. See “Prospectus Summary — Regulatory Landscapes” beginning on page 9. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in Mainland China, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a Mainland China domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Trial Measures further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The Trial Measures further clarified the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” whereby an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by Mainland China companies, and b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. Furthermore, the Trial Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it has submitted an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with other relevant PRC authorities promulgated the Cybersecurity Review Measures (2021) (the “Measures”) which took effect on February 15, 2022 and replaced the former Cybersecurity Review Measures (2020) issued on July 10, 2021. The Measures provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operators”), shall conduct a cybersecurity review and that any online platform operator who controls more than one million users’ personal information shall be subject to a cybersecurity review if it seeks to be listed in a foreign country. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

As of the date of this prospectus, on the basis that: (i) both we and our subsidiaries do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor are we controlled by any Mainland Chinese company or individual directly or indirectly; (ii) both we and our subsidiaries do not have any operations in Mainland China; (iii) both we and our subsidiaries do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with their officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens and all of our revenues and profits are generated by the Operating Subsidiaries in Hong Kong and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; and (v) both we and our subsidiaries will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, given that: (a) as of the date of this prospectus, neither we nor our subsidiaries operate an online platform that collects or processes personal information in Mainland China; and (b) as of the date of this prospectus, neither we nor our subsidiaries have been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review, according to the PRC legal opinion [issued] by our PRC counsel, Tian Yuan Law Firm, based on PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of such laws and regulations that may be adopted by the PRC authorities, the manner in which MPJS and its subsidiaries currently conduct their business outside of Mainland China is not subject to the PRC government’s direct influence or discretion as of the date of this prospectus. In addition, the Measures, the PRC Personal Information Protection Law, the Draft Overseas Listing Regulations, and the Trial Measures are not expected to impact on our business operations or this offering. Furthermore, according to the PRC legal opinion [issued] by our PRC counsel, Tian Yuan Law Firm, neither we nor our subsidiaries are currently required to obtain any permissions or approvals from the PRC authorities, including the CSRC and CAC, to operate our business or offer securities registered under the registration statement of which this prospectus is a part to foreign investors.

According to Article 18 of the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. National laws and regulations of the PRC relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III to the Basic Law; hence, such laws and regulations do not apply directly to Hong Kong and will not impact our ability to conduct business in Hong Kong, accept foreign investment or list on a foreign exchange. Further, there is no legislation mandating that the laws in Hong Kong shall be in line with those in the PRC. Despite the foregoing, the legal and operational risks that arise from operating in China also apply to businesses operating in Hong Kong and Macau. The legal framework of Hong Kong, pivotal to our operations and listing on Nasdaq, presents uncertainties that may influence our business’s legal safeguards and operational dynamics. While Hong Kong’s Basic Law, established during its sovereignty handover, guarantees a high degree of autonomy, including the retention of its legal and financial systems, potential shifts in adherence to these provisions could introduce risks to our listing and the broader legal protections afforded to our stakeholders. See “Risk Factors — Risks related to doing business in Hong Kong — The enforcement of laws and rules and regulations in Mainland China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.” on page 35 for details.

Since our operations are in Hong Kong and the Operating Subsidiaries collect, hold, process or use personal data in Hong Kong, we are subject to data privacy and protection laws, and in particular the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”). The PDPO applies where the data user in question controls the collection, holding, processing or use of personal data (i.e. any data relating directly or indirectly to a living individual from which it is practicable for the individual to be directly or indirectly identified) in or from Hong Kong even if the data processing cycle occurs outside Hong Kong. The PDPO does not contain any express provisions conferring extra-territorial application. PDPO imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights including, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, the right to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so. We confirm that, as of the date of this prospectus, we were in compliance with the data privacy and protection laws and obligations in Hong Kong, including but not limited to the PDPO. Thus, the relevant laws are not expected to impact our ability to conduct our business, accept foreign investment, or list on a foreign exchange. See “Risk Factor - Risks related to doing business in Hong Kong - Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.” and “Regulation - Regulations on personal data” on page 100.

We operate in a competitive industry and a highly competitive market. We are subject to the laws and other obligations regarding competition laws in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. The Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule and the merger rule. The first conduct rule prohibits undertakings from making or giving effect to agreements or decisions or engaging in concerted practices that have as their object or effect to prevent, restrict or distort competition in Hong Kong. The second conduct rule prohibits undertakings that have a substantial degree of market power in a market from engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. The merger rule prohibits undertakings that, directly or indirectly, carry out mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. The scope of application of the merger rule is limited to carrier licenses issued under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong). We confirm that, as of the date of this prospectus, we have not engaged in any anti-competitive conduct described in the Competition Ordinance and we were in compliance with the competition laws and obligations in Hong Kong, including but not limited to the Competition Ordinance. Thus, the relevant laws are not expected to impact our ability to conduct our business, accept foreign investment, or list on a foreign exchange. See “Regulation - Competition” on page 104.

As of the date of this prospectus, we [have obtained and rely upon] the PRC legal opinion (the “PRC Legal Opinion”) issued by our PRC counsel, Tian Yuan Law Firm. According to the PRC Legal Opinion, given the uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of PRC laws, there remains significant uncertainty in the interpretation and enforcement of relevant Mainland China laws and other regulations, such as those relating to data and cyberspace security, and anti-monopoly concerns. Although having all our operations in Hong Kong, our Company and our subsidiaries are still subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. Since these laws, regulations and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the Operating Subsidiaries’ daily business operation and the listing of our Ordinary Shares on the United States or other foreign exchanges. As the Trial Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) have been recently promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If Trial Measures become applicable to us or our subsidiaries in Hong Kong, or if we or our subsidiaries are subject to cybersecurity review, or if the Measures or the PRC Personal Information Protection Law become applicable to the Operating Subsidiaries, the Operating Subsidiaries’ business and operations and the listing of our Ordinary Shares in the United States could be subject to the CAC review in the future. If the applicable laws, regulations, or interpretations change and the Operating Subsidiaries become subject to the CAC review, we cannot assure you that the Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and their current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If the Operating Subsidiaries were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we can obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us and our subsidiaries to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and their ability to conduct their business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Should the PRC government choose to exercise oversight and discretion over the conduct of their business, or in the event that we or our subsidiaries were to become subject to the PRC laws and regulations, these risks could result in material costs to ensure compliance, fines, material changes in their operations and/or the value of the securities we are registering for sale, and/or could significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks related to doing business in Hong Kong— The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/ or foreign investment in Hong Kong based issuers, which could result in a material adverse change in our operations, and/or the value of our Ordinary Shares we are registering for sale or our ability to offer or continue to offer securities to investors. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” on page 29.

In addition, it is also highly uncertain what the potential impact such modified or new laws and regulations will have on listing of our Ordinary Shares on the United States or other foreign exchanges. If the Operating Subsidiaries were required to obtain any permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange in the United States, it is uncertain how long it will take for us to obtain such approval, and, even if we can obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us and our subsidiaries to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and their ability to conduct their business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/ or foreign investment in Hong Kong based issuers, which could result in a material adverse change in our operations, and/or the value of our Ordinary Shares we are registering for sale or our ability to offer or continue to offer securities to investors. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” on page 29.

Our Ordinary Shares may be prohibited from being traded on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditors. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the Holding Foreign Companies Accountable Act, or the HFCAA, and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB was unable to inspect or investigate completely certain PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong. Our auditor, ARK Pro CPA & Co, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is headquartered in Hong Kong and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor, with the last inspection having occurred in May 2024 in Hong Kong. Our auditor is not affected by and not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol (“SOP”) with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in PRC and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland PRC and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, such lack of inspection could cause our securities to be delisted from The Nasdaq Stock Market LLC (“Nasdaq”). See “Risk Factors — Risks related to our Ordinary Shares and this Offering — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years” on page 38.

We will be considered a “controlled company” under the Nasdaq Listing Rules 5615(c) as our Controlling Shareholder, through MPJS Investment, will beneficially own       % of the aggregate voting power of our outstanding Ordinary Shares immediately following the consummation of this Offering. As a result, our Controlling Shareholder has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. However, even if we are deemed as a “controlled company,” we currently do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Listing Rules.

See “Risk Factors — Risks related to our corporate structure — Following this Offering, our Controlling Shareholder will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholder has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” under Nasdaq rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.” on page 41 and “Management — Controlled Company” on page 112.

On June 28, 2022, MPJ transferred HK$7,500,000 (approximately US$961,538) to Mr. KF Sze for the purchase of a residential property in the name of his spouse, Mrs. Sze Kam Luen. On February 16, 2023, MPJ further transferred HK$4,800,000 (approximately US$615,385) to Mr. KF Sze for the purchase of a residential property in the name of his sister, Ms. Sze Sau Lan. On October 14, 2023, MPJ transferred HK$8,000,000 (approximately US$1,025,641) to Mr. KF Sze for the purchase of a commercial property in his own name. On October 31, 2023, MPJ transferred HK$2,500,000 (approximately US$320,513) to Mr. KF Sze for personal use. These payments were categorized as temporary advances. See “Related Party Transactions” beginning on page 116 for details.

On November 9, 2023, MPJS declared a special dividend in the amount of HK$23,301,890 (approximately US$2,987,421.79) to MPJS Investment. In turn, MPJS Investment declared a special dividend to its shareholders, namely Mr. KF Sze, Ms. SL Sze and Ms. MM Sze. At the direction of Ms. SL Sze and Ms. MM Sze, MPJS Investment was instructed to pay the entire special dividends to Mr. KF Sze. As there is an amount of HK$22,901,616 (approximately US$2,936,105) due from Mr. KF Sze to MPJ as of October 31, 2023, Mr. KF Sze agreed to utilize the dividend received from MPJS Investment to set-off the amount due to MPJ. On November 9, 2023, MPJ declared dividend in the amount of HK$23,449,800 (approximately US$3,006,384.62) to MPJ Group which in turn declared dividend in the amount of HK$23,351,890.00 (approximately US$2,993,832.05) to MPJS. For the years ended October 31, 2022 and 2023 and for the six months ended April 2024 and up to the date of this prospectus, apart from the aforementioned transfers, (i) MPJS, MPJ Group, MPJ and Gosheng had not declared or made any dividends or other distributions to their respective shareholders; and (ii) there were no other transfers of cash within the Group. For a more detailed discussion of these special dividends and how the cash is transferred within our organization, see “Prospectus Summary — Transfer of cash to and from our subsidiaries” and “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by the Operating Subsidiaries in Hong Kong to fund any cash, assets and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash or assets in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” on pages 7 and 27. Also see “Dividend Policy” on page 59.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
	US$	US$
Initial public offering price
Underwriting discounts(1)
Proceeds to us, before expenses

(1)	We have agreed to pay the underwriters a discount equal to 7.5% of the gross proceeds of the offering. In addition to the underwriting discounts, we have also agreed to reimburse Eddid Securities USA Inc., the representative of the underwriters, for certain expenses, and to pay the representative a non-accountable expense allowance equal to 1% of the gross proceeds of the offering. For a description of the total compensation to be received by the underwriters, see “Underwriting” on page 137.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. The total underwriting discounts payable will be $       based on an assumed initial public offering price of $      per Ordinary Share, and the total gross proceeds to us, before underwriting discounts and expenses, will be $      .

We expect our total cash expenses for this Offering to be approximately US$       , including expenses payable to the underwriters for their reasonable out-of-pocket expenses and non-accountable expense allowance, exclusive of the above discounts.

If we complete this Offering, net proceeds will be delivered to us on the closing date. The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting”, on or about    , 2024.

Eddid Securities USA Inc.

The date of this prospectus is            , 2024.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We and the Selling Shareholders have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We and the Selling Shareholders are not, and the underwriters are not, making an offer to sell our Ordinary Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Ordinary Shares.

For investors outside the United States: Neither we, the Selling Shareholders nor the underwriters have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

MPJS is incorporated under the laws of the BVI as a BVI business company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Until and including       , 2024 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this Offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

2

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Except where the context otherwise requires and for purposes of this prospectus only, references in this prospectus to:

●	“Articles of Association” are to articles of association of MPJS adopted on September 20, 2023;

●	“BVI” are to the British Virgin Islands;

●	“BVI Companies Act” are to the BVI Business Companies Act, 2004 (as amended);

●	“China” or “PRC” are to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this prospectus only;

●	“Chinese government” or “PRC government” are to the government of Mainland China for the purposes of this prospectus only;

●	“Controlling Shareholder” are to Mr. SZE Kam Fuk, who, through MPJS Investment, will beneficially own an aggregate of Ordinary Shares of our Company, which will represent % of the total issued and outstanding shares immediately after the completion of this Offering;

●	“F&S” are to Frost & Sullivan, an independent industry consultant commissioned by our Company;

●	“F&S Report” are to the industry report on the overview of the industry in which our Company operates, prepared by Frost & Sullivan and commissioned by our Company dated April 30, 2024;

●	“Gosheng” are to Gosheng Jewellery International Limited, one of MPJS’s operating subsidiaries in Hong Kong;

●	“Hong Kong dollar(s)” or “HK$” are to the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

●	“Mainland China” are to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this prospectus only;

●	“Memorandum of Association” are to the memorandum of association of MPJS adopted on September 20, 2023;

●	“Memorandum and Articles of Association” are to memorandum and articles of association of MPJS adopted on September 20, 2023;

●	“MPJ” are to Man Pong Jewellery Limited, one of MPJS’s operating subsidiaries in Hong Kong;

●	“MPJ Group” are to Man Pong Jewellery Group Company Limited, a direct subsidiary of MPJS, through which we own the Operating Subsidiaries;

●	“MPJS”, “our Company” and the “Company” are to MPJS Group Limited, the issuer and the holding company of our business;

●	“MPJS Investment” are to MPJS Investment Co., Ltd, a common investment holding company held by Mr. SZE Kam Fuk, Ms. SZE Sau Lan and Ms. SZE May Moon;

●	“Offering” are to the initial public offering of Ordinary Shares by MPJS;

●	“Operating Subsidiaries” are to MPJ and Gosheng;

●	“Ordinary Shares” are to the shares of MPJS, par value US$1 per share;

●	“PRC laws and regulations” or “PRC laws” are to the laws and regulations of Mainland China;

●	“Resale Shares” are to Ordinary Shares offered by the Selling Shareholders under the Resale Prospectus.

●	“Resale Offering” are to the offer of Resale Shares by the Selling Shareholders under the Resale Prospectus.

●	“RMB” are to the legal currency of the PRC;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●

“Selling Shareholders” are to GPD Investment Company Limited, TSE Kin Man, SZE Kam Ting and YUNG Lai Ying, four existing shareholders of our Company that are selling their Ordinary Shares pursuant to the Resale Prospectus;

●	“US$” or “U.S. dollar(s)” are to the legal currency of the United States;

●	“U.S.” are to the United States of America; and

●	“we”, “us”, “our” or “Group” are to MPJS, the BVI holding company that will issue the Ordinary Shares being offered, and/or its subsidiaries, as the context requires.

MPJS does not have any material operations of its own. MPJS is a holding company incorporated in the BVI with operations conducted in Hong Kong through its Operating Subsidiaries in Hong Kong, using Hong Kong dollars. The reporting currency is U.S. dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars as of and for the year ended October 31, 2023 and as of and the six months ended April 30, 2024 in this prospectus were calculated at the noon buying rate of US$1.0 = HK$7.8 as of October 31, 2023 and April 30, 2024, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the Hong Kong dollars or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, the rates stated below, or at all.

3

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before investing in our Ordinary Shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Our Company

MPJS is a holding company established under the laws of the BVI in September 2023. It is a holding company with no business operation and uses a structure that involves two Operating Subsidiaries based in Hong Kong. You are not directly investing in, and may never hold equity interests of, the Operating Subsidiaries.

The Operating Subsidiaries are jewelry retailers based in Hong Kong with a loyal customer base. In recent years, MPJ also engaged in the trading of recycled gold products, where it purchases used gold jewelry and platinum jewelry from the public for resale. As of the date of this prospectus, we have five retail stores located in densely populated areas or community shopping malls close to residential, industrial or commercial areas across different regions in Hong Kong. Our product portfolio caters to the mid-end market targeting middle-income customers with a wide range of items, including (i) gold jewelry (i.e. earrings, rings, pendants, necklaces, bracelets, bangles and beads), gold bars and gold pellets, all of which are made of high-purity gold of 99.99% gold purity (collectively, “Pure Gold Products”), sold by MPJ; (ii) diamond jewelry sold by both the Operating Subsidiaries; (iii) recycled gold, which are gold jewelry products of different purity we acquired from the general public for resale traded by MPJ; and (iv) other products such as silver jewelry, gem-set jewelry, jade and jade jewelry as well as gold jewelry and ornament that are made of various purity of gold (including karat gold which is a mix of pure gold with other metals) sold by both the Operating Subsidiaries. For a more detailed description of our business, see “Business” on page 83.

Summary consolidated financial data

The following selected consolidated statements of income for the two years ended October 31, 2022 and 2023 and for the six months ended April 30, 2024, and selected consolidated balance sheets data as of October 31, 2022 and 2023 and April 30, 2024 have been derived from our consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

Consolidated statements of operations

	Years ended October 31,			Six months ended April 30,
	2022	2023	2023	2023	2024	2024
	HK$	HK$	US$	HK$	HK$	US$
				(Unaudited)	(Unaudited)	(Unaudited)
Revenue, net	60,775,011	71,644,305	9,185,168	22,971,296	78,748,924	10,096,016
Cost of revenue	(50,413,273)	(53,228,476)	(6,824,164)	(16,072,180)	(68,182,120)	(8,741,297)
Gross profit	10,361,738	18,415,829	2,361,004	6,899,116	10,566,804	1,354,719
Operating expenses:
Sales and distribution expenses	(5,403,712)	(5,305,987)	(680,254)	(2,697,382)	(2,758,714)	(353,681)
General and administrative expenses	(4,306,936)	(6,006,889)	(770,115)	(2,557,422)	(4,419,627)	(566,619)
Professional fee	(166,495)	(102,271)	(13,112)	(77,845)	(947,672)	(121,496)
Total operating expenses	(9,877,143)	(11,415,147)	(1,463,481)	(5,332,649)	(8,126,013)	(1,041,796)
Income from operations	484,595	7,000,682	897,523	1,566,467	2,440,791	312,923
Other income (expenses):
Interest income	1,144	4,854	622	1,370	4,851	622
Interest expense	(824,896)	(1,321,061)	(169,367)	(586,419)	(692,174)	(88,740)
Government subsidies	540,000	—	—	—	—	—
Fair value gain of long-term other assets	72,630	49,824	6,388	24,374	35,074	4,497
Loss on disposal of plant and equipment	(357,714)	—	—	—	—	—
Sundry income	41,797	10,274	1,317	2,217	125,919	16,143
Total other expenses, net	(527,039)	(1,256,109)	(161,040)	(558,458)	(526,330)	(67,478)
(Loss) income before income taxes	(42,444)	5,744,573	736,483	1,008,009	1,914,461	245,445
Income tax credit (expense)	1,327	(695,620)	(89,182)	(60,267)	(166,684)	(21,370)
NET (LOSS) INCOME	(41,117)	5,048,953	647,301	947,742	1,747,777	224,075

4

Consolidated balance sheet

	As of October 31,			As of April 30,
	2022	2023	2023	2024	2024
	HKD	HKD	USD	HKD	USD
				(unaudited)	(unaudited)
Total current assets	30,788,060	46,041,532	5,902,760	44,746,670	5,736,752
Total non-current assets	5,438,830	4,747,156	608,610	4,934,336	632,608
Total assets	36,226,890	50,788,688	6,511,370	49,681,006	6,369,360
Total current liabilities	25,005,241	40,136,990	5,145,768	27,803,014	3,564,489
Total long-term liabilities	1,202,288	1,109,458	142,238	987,112	126,553
Total liabilities	26,207,529	41,246,448	5,288,006	28,790,126	3,691,042
Total shareholders’ equity	10,019,361	9,542,240	1,223,364	16,890,880	2,165,497

For the years ended October 31, 2022 and 2023, our total revenue was approximately HK$60,775,011, and HK$71,644,305 (approximately US$9,185,168), respectively, of which HK$23,542,223 and HK$45,185,868 (approximately US$5,793,061) were derived from Pure Gold Products; HK$24,499,204 and HK$12,670,513 (approximately US$1,624,425) were from the sale of diamonds jewelry; HK$4,677,836 and HK$5,631,445 (approximately US$721,890) were the sale of recycled gold, which are gold jewelry products of different purity we acquired from the general public for resale by MPJ; HK$8,055,748 and HK$2,931,003 (approximately US$375,770) were other products such as silver jewelry, gem-set jewelry, jade and jade jewelry as well as gold jewelry and ornament that are made of various purity of gold (including karat gold which is a mix of pure gold with other metals) sold by both the Operating Subsidiaries; and approximately nil and HK$5,225,475 (approximately US$669,933) were commission income, respectively.

For the six months ended April 30, 2023 and 2024, our total revenue was approximately HK$22,971,296, and HK$78,748,924 (approximately US$10,096,016), respectively, of which HK$10,324,576 and HK$68,709,728 (approximately US$8,808,939) were derived from Pure Gold Products; HK$7,927,703 and HK$3,190,010 (approximately US$408,976) were from the sale of diamonds jewelry; HK$3,156,567 and HK$4,450,928 (approximately US$570,632) were from the sale of recycled gold, which are gold jewelry products of different purity acquired from the general public for resale by MPJ; HK$1,562,450 and HK$1,989,340 (approximately US$255,044) were from other products such as silver jewelry, gem-set jewelry, jade and jade jewelry as well as gold jewelry and ornament that are made of various purity of gold (including karat gold which is a mix of pure gold with other metals) sold by both the Operating Subsidiaries; and approximately nil and HK$408,918 (approximately US$52,425) were commission income, respectively.

Our gross profit amounted to HK$10,361,738 and HK$18,415,829 (approximately US$2,361,004) for the years ended October 31, 2022 and 2023, respectively, and such increase was in line with our revenue. Our gross profit margins for the years ended October 31, 2022 and 2023 were 17.05% and 25.70%, respectively. Such increase in gross profit and gross profit margin for the years ended October 31, 2022 and 2023 was mainly attributable to (i) the increase in gross profit margin for our Pure Gold Products from approximately 15.99% for the year ended October 31, 2022 to approximately 16.68% for the year ended October 31, 2023; (ii) the increase in gross profit margin for diamonds jewelry from approximately 27.43% for the year ended October 31, 2022 to approximately 44.41% for the year ended October 31, 2023; and (iii) the commission income we received from sourcing, procuring and selling gold bars to individual purchasers referred by a corporate customer, which was recognized under a net basis (i.e., gross profit margin of 100%) as all costs had been netted off with the gross revenue.

Our gross profit amounted to HK$6,899,116 and HK$10,566,804 (approximately US$1,354,719) for the six months ended April 30, 2023 and 2024, respectively. The increase was mainly attributable to the increase in our revenue during the period. However, our gross profit margins for the six months ended April 30, 2023 and 2024 were 30.03% and 13.42%, respectively. Such decrease in gross profit margin for the six months ended April 30, 2024 was mainly attributable to (i) the decrease in gross profit margin for pure gold products from 18.02% for the six months end April 30, 2023 to 12.07% for the six months ended April 30, 2024 as a result of the continued increase in purchase price of gold price during the period; and (ii) the decrease in gross profit margin for diamonds products from 54.91% for the six months end April 30, 2023 to 42.25% for the six months ended April 30, 2024, primarily due to reduced local demand for diamonds jewelry.

We recorded a turnaround from a net loss of HK$41,117 for the year ended October 31, 2022 to a net income of approximately HK$5,048,953 (approximately US$647,301) for the year ended October 31, 2023, which was mainly due to the increase in our gross profit. We recorded a net income of HK$947,742 and HK$1,747,777 (approximately US$224,075) for the six months ended April 30, 2023 and 2024, respectively.

We recorded a net asset of HK$10,019,361 and HK$9,542,240 (approximately US$1,223,364) as of October 31, 2022 and 2023. Such decrease was mainly attributable to the increase in liabilities as a result of the increase in accounts payable, accrued liabilities and other payables, refundable subscription deposits and bank borrowings, which partially offset the increase in accounts receivables, cash and cash equivalents and deferred offering costs. We recorded an increase in net assets by approximately HK$7,348,640 (approximately US$942,133) from HK$9,542,240 as of October 31, 2023 to HK$16,890,880 (approximately US$2,165,497) as of April 30, 2024. Such increase was mainly attributable to (i) the increase in net income generated during the period; and (ii) further proceeds from private placements with investors during the period. For further details regarding the private placements, see “Corporate History and Structure” on page 64.

Industry and Market Data

Jewelry refers to ornamental adornments made from precious metals, gemstones, and other materials that are worn by individuals for the purpose of personal embellishment. Throughout history and across civilizations, jewelry has served as an indicator of social status, familial wealth, marital standing, coming-of-age ceremonies, bereavement, and other culturally significant events.

Jewelry encompasses a broad range of accessories including rings, necklaces, earrings, bracelets, brooches, and pendants crafted from valuable substances like gold, silver, diamonds, rubies, and emeralds as well as inexpensive materials such as plastic, glass, and shells. Precious metal products can be classified by various purity level, such as 18K and 22K, as well as 24K pure gold.

According to F&S Report, the Hong Kong jewelry retail market is a highly competitive and diversified market with more than 300 market players comprising a wide range of international and local jewelry brands, which can be broadly classified into three categories, including (i) traditional jewelry retailers, that generally have physical shops in Hong Kong, including brands such as Chow Tai Fook, Chow Sang Sang and Luk Fook; (ii) overseas jewelry brands, which are globally renowned jewelry brands such as Cartier, Tiffany, Bulgari; and (iii) small local jewelry brands, which usually focus on a particular type of jewelry product or service, according to the F&S report.

According to F&S Report, the COVID-19 pandemic has severely impacted tourism and consumer spending in Hong Kong, and Hong Kong’s jewelry retail industry has faced major upheaval. Total jewelry retail sales in Hong Kong plummeted from HK$72.4 billion in 2018 to HK$51.2 billion in 2023, according to the F&S report. This is due to border closures, embargoes and recession cutting off the major mainland Chinese tourist market. However, with Hong Kong easing pandemic restrictions and China reopening its borders, the jewelry market is expected to gradually recover. In 2023, total retail jewelry sales in Hong Kong rebounded to HK$51.2 billion as locals resumed spending and tourists returned. Looking ahead, the revival of mainland tourism and stable local demand are expected to drive sales growth, which is forecasted to grow at a CAGR of 7.9% from 2024 to 2028, with a potential recovery to HK$75.2 billion by 2028.

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Our competitive strengths

We believe the following competitive strengths differentiate us from our competitors:

●	We have built up a well-established customer base by establishing retail stores at strategically selected locations

●	We provide quality jewelry at reasonable prices to build customers’ confidence

●	Our management team has extensive years of experience and industry knowledge

●	We maintain stable business relationship with our major suppliers

●	We have stringent quality control which is accredited by prominent jewelers

Our challenges

Our ability to execute our strategies and realize our vision is subject to risks and uncertainties, including:

●	our ability to maintain our status as a registrant in the future under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) in Hong Kong as a dealer in precious metals;

●	our ability to renew and maintain the leases of our retail stores;

●	our ability to ensure the legality of our products;

●	our ability to generate and maintain sufficient net cash inflows from operating activities;

●	our ability to attract new customers, retain existing customers and maintain our customer relationships;

●	our ability to compete in a competitive environment;

●	our ability to improve our services to keep up with the rapidly changing demands, preferences, jewelry trends in the jewelry retail industry;

●	our ability to comply with the complex and evolving regulatory and legal system in China; and

●	our ability to protect our intellectual property and proprietary rights.

Our business (growth) strategies

We intend to pursue the following strategies to further expand our business:

●	Expand our retail presence

●	Enhance our brand recognition through marketing and unifying corporate image

●	Expand our jewelry design collection and provide more comprehensive customized jewelry services

Corporate history and structure

MPJS Group Limited is a holding company incorporated in the BVI on September 20, 2023. Our operations are conducted by the Operating Subsidiaries, MPJ and Gosheng, which were incorporated on May 7, 2010 and November 17, 2016, respectively, under the laws of Hong Kong. This structure involves unique risks to the investors, and the PRC regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless. Investors are cautioned that you are buying shares of a BVI holding company with operations solely conducted in Hong Kong by its Operating Subsidiaries. You are not directly investing in, and may never hold equity interests of, the Operating Subsidiaries. Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment.

In anticipation of a proposed listing on a recognized securities market, we initiated a reorganization in September 2023. The primary goal of this Offering and our listing on the Nasdaq Stock Market is to secure funding to enhance our market position and expand our market share. For a description of the reorganization, see “Corporate History and Structure — Corporate History and Structure” on page 64. For a detailed description of the risks associated with our corporate structure, see “Risk Factors — Risks related to our corporate structure” on page 27.

The chart below illustrates our corporate structure as of the date of this prospectus:

Note:

1.	“Mr. KF Sze” refers to Mr. SZE Kam Fuk, “Ms. SL Sze” refers to Ms. SZE Sau Lan and “Ms. MM Sze” refers to Ms. SZE May Moon.

2.	MPJS is the entity in which investors are purchasing their interest.

3.	MPJ and Gosheng are the entities in which our operations are conducted.

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The chart below illustrates our corporate structure upon completion of this Offering and prior to the Resale Offering:

Note:

1.	MPJS is the entity in which investors are purchasing their interest.

2.	MPJ and Gosheng are the entities in which our operations are conducted.

For a more detailed description of our corporate history and structure, see “Corporate History and Structure” on page 64. For a detailed description of the risks associated with our corporate structure that support our corporate structure, see “Risk Factors — Risks related to our corporate structure” on page 27.

Transfer of cash to and from our subsidiaries

MPJS is a holding company and has no operations of its own. It conducts its operation in Hong Kong through its Operating Subsidiaries. MPJS relies on dividends or payments to be paid by the Operating Subsidiaries to fund its cash, assets and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If the Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to MPJS.

Cash is transferred through our organization in the following manner: (i) funds can be transferred from MPJS, the holding company of our Group to MPJ Group, our intermediate holding company, and subsequently to the Operating Subsidiaries in Hong Kong, in the form of capital contributions or advances, as the case may be; and (ii) funds can be transferred from the Operating Subsidiaries in Hong Kong to MPJ Group and subsequently to MPJS, in the form of dividends. If MPJS intends to distribute dividends to its shareholders, it will depend on payment of dividends from the Operating Subsidiaries to MPJS through MPJ Group in accordance with their respective Articles of Association and applicable laws and regulations, and the dividends will be distributed by MPJS to its shareholders in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

For downstream transfers of funds, MPJS and MPJ Group are permitted under the laws of BVI to provide funding to the Operating Subsidiaries in Hong Kong through capital contributions or advances without restrictions on the amount of the funds.

In relation to upstream distribution of earnings to our shareholders and U.S. investors, our board of directors may authorize a distribution in the form of dividends at such time and in such amounts as they deem appropriate if our board of directors is satisfied, on reasonable grounds, subject to the BVI Act and our Memorandum and Articles of Association, that immediately after the distribution, the value of our assets will still exceed our liabilities and MPJS will still be able to pay our debts when they fall due. Furthermore, in respect of payment of dividends by the Operating Subsidiaries in Hong Kong, according to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of its profits available for distribution (being its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital). Other than the above which would limit the Operating Subsidiaries’ ability to make a distribution upwards to MPJ Group and from MPJS to our shareholders and U.S. investors, we did not adopt or maintain any cash management policies and procedures as of the date of this prospectus. There is no further BVI or Hong Kong statutory restriction on the amount of funds which may be distributed by us by dividend. Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by our Hong Kong subsidiaries to us. See “Prospectus Summary - Transfer of cash to and from our subsidiaries” on page 6. As of the date of this prospectus, no distribution has been made to any U.S. investors.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor are there any restriction on any foreign exchange to transfer cash between MPJS and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions and limitations on distribution of earnings from the Operating Subsidiaries, through MPJ Group, to MPJS and U.S. investors and amounts owed. See “Regulations” on page 100 and “Dividend Policy” on page 59.

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However, to the extent that any cash or assets of our business are in Hong Kong or held by a Hong Kong entity, it is possible that such cash or assets may not be available to fund operations or for other use outside of Hong Kong due to potential interventions in or imposition of restrictions and limitations by the PRC government on the ability of MPJS, MPJ Group or the Operating Subsidiaries to transfer cash or assets within our Group and to our investors. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from the Operating Subsidiaries in Hong Kong. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially lead to a decrease in the value of our Ordinary Shares or cause them to be worthless. Promulgation of new laws or regulations, or new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease the demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. In such case, our business, financial condition and results of operations could be adversely affected and the value of our Ordinary Shares could materially decrease and potentially become worthless. See “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by the Operating Subsidiaries in Hong Kong to fund any cash, assets and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash or assets in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” on page 27, and the audited consolidated financial statements and the accompanying footnotes on page F-1.

On November 9, 2023, MPJS declared a special dividend in the amount of HK$23,301,890 (approximately US$2,987,421.79) to MPJS Investment. In turn, MPJS Investment declared a special dividend in the amount of HK$23,301,890 (approximately US$2,987,421.79) on the same date to its shareholders, namely Mr. KF Sze, Ms. SL Sze and Ms. MM Sze. At the direction of Ms. SL Sze and Ms. MM Sze, MPJS Investment was instructed to pay the special dividend in the amount of HK$23,301,890 (approximately US$2,987,421.79) to Mr. KF Sze. As there was an amount of HK$22,901,616 (approximately US$2,936,105) due from Mr. KF Sze to MPJ as of October 31, 2023, Mr. KF Sze agreed to utilize the dividend received from MPJS Investment to set off the amount due to MPJ. See “Related Party Transactions” on page 116. Pursuant to the relevant laws of Hong Kong and BVI, no tax is payable in Hong Kong or BVI in respect of the said series of payments of special dividends on November 9, 2023. See “Material Income Tax Consideration” on page 130.

Additionally, we have made transfers to our shareholders or their affiliates. On June 28, 2022, HK$7,500,000 (approximately US$961,538) was transferred by MPJ to Mr. KF Sze for the purchase of a residential property in the name of his spouse, Mrs. Sze Kam Luen. On February 16, 2023, HK$4,800,000 (approximately US$615,385) was transferred by MPJ to Mr. KF Sze for the purchase of a residential property in the name of his sister, Ms. Sze Sau Lan. On October 14, 2023, HK$8,000,000 (approximately US$1,025,641) was transferred by MPJ to Mr. KF Sze for the purchase of a commercial property in his own name. On October 31, 2023, HK$2,500,000 (approximately US$320,513) was transferred by MPJ to Mr. KF Sze for personal use. These payments were categorized as temporary advances.

For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024 and up to the date of this prospectus, apart from the aforementioned transfers, (i) MPJS, MPJ Group, MPJ and Gosheng had not declared or made any dividends or other distributions to their respective shareholders; and (ii) there were no other transfers of cash within the Group. MPJS does not have a fixed dividend policy, and whether or not MPJS distributes dividends is at the discretion of its board of directors. MPJS’ board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. As of the date of this prospectus, no distribution has been made to U.S. investors. U.S. investors will not be subject to British Virgin Islands, PRC, or Hong Kong taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them, while they may be subject to U.S. federal income tax for receiving dividends, to the extent that the distribution is paid out of MPJS’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. See “Taxation — Material U.S. federal income tax considerations for U.S. holders.”

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from the Operating Subsidiaries by way of dividend payments.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

See “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by our Operating Subsidiaries in Hong Kong to fund any cash, assets and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash in the future could have a material adverse effect on our ability to conduct our business and might materially adverse effect the value of our Ordinary Shares or cause them to be worthless.” on page 28, and the audited consolidated financial statements and the accompanying footnotes on page F-1.

Summary of key risks

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Ordinary Shares. These risks are discussed more fully in “Risk Factors” beginning on page 15 of this prospectus. These risks include, but are not limited to, the following:

Risks related to our business and industry (for a more detailed discussion, see “Risk Factors — Risks related to our business and industry” beginning on page 15 of this prospectus)

●	Fluctuations in prices of the raw materials, gold in particular, that we use in our products may materially and adversely affect the Operating Subsidiaries’ business, results of operations or financial condition. See “Risk Factors — Risks related to our business and industry — Fluctuations in prices of the raw materials, gold in particular, that we use in our products may materially and adversely affect the Operating Subsidiaries’ business, results of operations or financial condition.” on page 16 of this prospectus.

●	There is no assurance that we will have access to sufficient supply of diamond with good quality which may materially and adversely affect the Operating Subsidiaries’ business, results of operations or financial conditions. See “Risk Factors — Risks related to our business and industry — There is no assurance that we will have access to sufficient supply of diamond with good quality which may materially and adversely affect the Operating Subsidiaries’ business, results of operations or financial conditions.” on page 16 of this prospectus.

●	We may be penalized for failure to maintain our status as a registrant in the future under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) in Hong Kong as a dealer in precious metals. See “Risk Factors — Risks related to our business and industry — We may be penalized for failure to maintain our status as a registrant in the future under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) in Hong Kong as a dealer in precious metals.” on pages 16 and 17 of this prospectus.

●	We might not be able to renew the leases of our retail stores and our leases might be terminated before expiry, which might affect our business and operation. See “Risk Factors — Risks related to our business and industry — We might not be able to renew the leases of our retail stores and our leases might be terminated before expiry, which might affect our business and operation.” on page 17 of this prospectus.

●	We may open new retail stores as part of our expansion plan, but we might not be able to achieve our expected level of profitability within our desired time frame or at all. See “Risk Factors — Risks related to our business and industry — We may open new retail stores as part of our expansion plan, but we might not be able to achieve our expected level of profitability within our desired time frame or at all.” on page 17 of this prospectus.

●	If we fail to timely respond to the changing market trends and to meet customer expectations or meet the expectations of our customers, our business and reputation may be materially and adversely affected. See “Risk Factors — Risks related to our business and industry — If we fail to timely respond to the changing market trends and to meet customer expectations or meet the expectations of our customers, our business and reputation may be materially and adversely affected.” on page 17 of this prospectus.

●	We are exposed to risk of obsolete and slow-moving inventory which may adversely impact our cash flow and liquidity. See “Risk Factors — Risks related to our business and industry — We are exposed to risk of obsolete and slow-moving inventory which may adversely impact our cash flow and liquidity.” on page 18 of this prospectus.

●	We have not entered into any long-term agreements with our retail customers. See “Risk Factors — Risks related to our business and industry — We have not entered into any long-term agreements with our retail customers.” on page 18 of this prospectus.

●	We rely on bank borrowings to fund our operations, and failure to comply with covenants or any breach of credit facilities could have a material adverse effect on our business and financial condition. See “Risk Factors — Risks related to our business and industry — We rely on bank borrowings to fund our operations, and failure to comply with covenants or any breach of credit facilities could have a material adverse effect on our business and financial condition.” on pages 19 and 20 of this prospectus.

●	Any illegality of the sources of raw materials and/or recycled gold products might materially affect our reputation, business and results of operations. See “Risk Factors — Risks related to our business and industry — Any illegality of the sources of raw materials and/or recycled gold products might materially affect our reputation, business and results of operations.” on page 23 of this prospectus.

●	Despite the marketing and promotional efforts that we put in, we might not be able to achieve the expected results. See “Risk Factors — Risks related to our business and industry — Despite the marketing and promotional efforts that we put in, we might not be able to achieve the expected results.” on page 23 of this prospectus.

Risks relating to economic conditions (for a more detailed discussion, see “Risk Factors — Risks relating to economic conditions” beginning on page 26 of this prospectus)

●	Global and local economic uncertainty may materially adversely affect our business operations. See “Risk Factors —Risks relating to economic conditions — Global and local economic uncertainty may materially adversely affect our business operations.” on pages 26 and 27 of this prospectus.

●	The current trade tension between the U.S. and the PRC may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations. See “Risk Factors —Risks relating to economic conditions — The current trade tension between the U.S. and the PRC may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations.” on page 27 of this prospectus.

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Risks related to our corporate structure (for a more detailed discussion, see “Risk Factors — Risks related to our corporate structure” beginning on page 27 of this prospectus)

●	We rely on dividends and other distributions on equity paid by the Operating Subsidiaries in Hong Kong to fund any cash, assets and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash or assets in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. See “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by the Operating Subsidiaries in Hong Kong to fund any cash, assets and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash or assets in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” on pages 27 and 28 of this prospectus.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong. See “Risk Factors — Risks related to our corporate structure — It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.” on page 28 of this prospectus.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws. See “Risk Factors — Risks related to our corporate structure — You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.” on page 29 of this prospectus.

Risks related to doing business in Hong Kong (for a more detailed discussion, see “Risk Factors — Risks related to doing business in Hong Kong” beginning on page 29 of this prospectus)

●	The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/ or foreign investment in Hong Kong based issuers, which could result in a material adverse change in our operations, and/or the value of our Ordinary Shares we are registering for sale or our ability to offer or continue to offer securities to investors. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Risk Factors — Risks related to doing business in Hong Kong — The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/ or foreign investment in Hong Kong based issuers, which could result in a material adverse change in our operations, and/or the value of our Ordinary Shares we are registering for sale or our ability to offer or continue to offer securities to investors. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” on pages 29 to 34 of this prospectus.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary. See “Risk Factors — Risks related to doing business in Hong Kong — The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary.” on page 34 of this prospectus.

●	The enforcement of laws and rules and regulations in Mainland China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale. See “Risk Factors — Risks related to doing business in Hong Kong — The enforcement of laws and rules and regulations in Mainland China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.” on page 35 of this prospectus.

●	We may be subject to the PRC government’s control of foreign currency conversion, and it may limit our foreign exchange transactions, including dividend payments on our Ordinary Shares. See “Risk Factors — Risks related to doing business in Hong Kong — We may be subject to the PRC government’s control of foreign currency conversion, and it may limit our foreign exchange transactions, including dividend payments on our Ordinary Shares.” on page 36 of this prospectus.

Risks related to our Ordinary Shares and this Offering (for a more detailed discussion, see “Risk Factors — Risks related to our Ordinary Shares and this Offering” beginning on page 37 of this prospectus)

●	We are an “emerging growth company” and any decision to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors. See “Risk Factors — Risks related to our Ordinary Shares and this Offering — We are an “emerging growth company” and any decision to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors.” on page 40 of this prospectus.

●	Following this Offering, our Controlling Shareholder will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholder has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” under Nasdaq rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. See “Risk Factors — Risks related to our Ordinary Shares and this Offering — Following this Offering, our Controlling Shareholder will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholder has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” under Nasdaq rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.” on pages 41 and 42 of this prospectus.

●	The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs. See “Risk Factors — Risks related to our Ordinary Shares and this Offering — The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs.” on pages 42 and 43 of this prospectus.

●	As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that may differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards. See “Risk Factors — Risks related to our Ordinary Shares and this Offering — As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that may differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.” on page 43 of this prospectus.

●	As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers. See “Risk Factors — Risks related to our Ordinary Shares and this Offering — As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.” on pages 46 and 47 of this prospectus.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. See “Risk Factors — Risks related to our Ordinary Shares and this Offering — If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.” on page 47 of this prospectus.

Regulatory Landscapes

We are a holding company incorporated in BVI with all of the operations conducted by the Operating Subsidiaries in Hong Kong. We currently do not have, nor do we currently intend to establish, any subsidiary nor do we plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China.

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Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which serves as the constitutional document of Hong Kong. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. According to the PRC legal opinion [issued] by our PRC counsel, Tian Yuan Law Firm, PRC laws and regulations do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there is a significant change to current political arrangements between Mainland China and Hong Kong, companies operating in Hong Kong may face similar regulatory risks as those operated in Mainland China, including their ability to offer securities to investors, list their securities on a U.S. or other foreign exchange, and conduct their business or accept foreign investment. Nevertheless, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in China can change quickly with little advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like us.

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. This indicated the PRC government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, its ability to accept foreign investments, and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors.

Moreover, if there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain any permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary approval or permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities. This may include fines and penalties, proceedings against us, confiscating our and/or our subsidiaries’ income, revoking our or our subsidiaries’ business licenses or operating licenses, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our Offering to finance our business and operations, and other forms of sanctions or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations, restrict our ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange, the value of our Ordinary Shares may also significantly decline or be worthless, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks related to doing business in Hong Kong — The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/ or foreign investment in Hong Kong based issuers, which could result in a material adverse change in our operations, and/or the value of our Ordinary Shares we are registering for sale or our ability to offer or continue to offer securities to investors. Any actions taken by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” on page 29.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Nevertheless, there remains uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

Permissions required from Hong Kong and PRC authorities

Hong Kong

Each of the Operating Subsidiaries in Hong Kong is required under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) to make an application to the Commissioner of Inland Revenue in a prescribed manner for the registration of our business and obtain a business registration certificate, which shall be displayed at its place of business. Additionally, we are required under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) to register as a dealer of precious metals and stones. We [have obtained and rely upon] the Hong Kong legal opinion (“Hong Kong Legal Opinion”) issued by Mr. Jeremy Cheung, a barrister-at-law in Hong Kong. According to the Hong Kong Legal Opinion, as of the date of this prospectus, we have received all requisite permissions or approvals from the Hong Kong authorities to operate our business in Hong Kong by complying with the registration requirements under the mentioned ordinances, and apart from the abovementioned registration requirements, neither we nor our subsidiaries are required to obtain any other permissions or approvals from the Hong Kong authorities to operate our business in Hong Kong. None of the aforesaid permissions or approvals we received has been denied by any relevant Hong Kong authority. In the event that we fail to maintain or renew such permissions or approvals, we may be liable to fines and other penalties. See “Regulation” on page 100.

On the other hand, according to the Hong Kong Legal Opinion, we are not required to obtain any requisite permissions or approvals from the Hong Kong authorities before listing in the U.S. and offering our Ordinary Shares to foreign investors as of the date of this prospectus. The Company and/or its subsidiaries have not applied for any such permissions or approvals, nor have they been denied by any relevant Hong Kong authority.

PRC

As of the date of this prospectus, we [have obtained and rely upon] the PRC legal opinion (the “PRC Legal Opinion”) issued by our PRC counsel, Tian Yuan Law Firm. According to the PRC Legal Opinion, based on PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of such laws and regulations that may be adopted by the PRC authorities, we are not required to obtain any permissions or approvals from any PRC authority to operate our business in Hong Kong or to offer our Ordinary Shares to foreign investors because (i) both we and our subsidiaries do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor are we controlled by any Mainland Chinese company or individual directly or indirectly; (ii) both we and our subsidiaries do not have any operations in Mainland China; (iii) both we and our subsidiaries do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with their officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens and all of our revenues and profits are generated by our subsidiaries in Hong Kong and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; and (v) both we and our subsidiaries will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, given that: (a) as of date of this prospectus, neither we nor our subsidiaries operate an online platform that collects or processes personal information in Mainland China; and (b) as of the date of this prospectus, neither we nor our subsidiaries have been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review. Given the above, we are not required to obtain any permission from the CSRC or CAC, and no permissions or approvals have been applied for by us or denied by any PRC authority.

However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital market activities. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we do not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face regulatory risks, requirements and/or liabilities (such as a maximum fine of not more than RMB10 million (approximately US$1.5 million) for failure to comply with the relevant filing obligation with CSRC) imposed by the relevant laws and regulations, which may have a material impact on our ability to offer securities to investors, list our securities on a U.S. or other foreign exchanges, conduct our business or accept foreign investment or sanctions by the CSRC or other PRC regulatory authorities. Any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

For details about the background and applicability of the filing obligations with CSRC and CAC, see “Risk Factors — Risks related to doing business in Hong Kong — The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/ or foreign investment in Hong Kong based issuers, which could result in a material adverse change in our operations, and/or the value of our Ordinary Shares we are registering for sale or our ability to offer or continue to offer securities to investors. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” on page 29.

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Recent developments related to the PCAOB

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. Therefore, our Ordinary Shares may be prohibited from being traded on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, ARK Pro CPA & Co, is an independent registered public accounting firm headquartered in Hong Kong and registered with the PCAOB. ARK Pro CPA & Co is subject to the laws in the United States, which enable the PCAOB to conduct regular inspections to assess the firm’s compliance with the relevant professional standards. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations.

However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in our Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist our Company’s securities. Furthermore, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. For more detailed information, see “Risk Factors — Risks related to doing business in Hong Kong — The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/ or foreign investment in Hong Kong based issuers, which could result in a material adverse change in our operations, and/or the value of our Ordinary Shares we are registering for sale or our ability to offer or continue to offer securities to investors. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” on page 29.

Implications of being an emerging growth company

As a company with less than US$1.235 billion in gross revenue during our last financial year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, of 2012, as amended, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements;

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●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes) not previously approved;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We will remain an emerging growth company until the earliest of (a) the last day of the financial year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our financial year following the fifth anniversary of the completion of this Offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates is at least US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Implications of being a foreign private issuer

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four (4) days of their occurrence.

●	Exemption from the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act.

●	Exemption from the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.

●	Exemption from the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each financial year. As a foreign private issuer, we are not generally required to provide quarterly financial information to the shareholders. However, once listed on Nasdaq, we will be required to file an interim balance sheet and income statement as of the end of our second quarter. These interim financial statements are not required to reconcile to U.S. GAAP., but they must be provided no later than 6 months following the end of our second quarter. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. Furthermore, we can follow our home-country governance practices as long as the differences between those and US practices are disclosed to our investors. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

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Implications of being a controlled company

Upon completion of this Offering, our Controlling Shareholder, through MPJS Investment, will beneficially own           % of the aggregate voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholder will have the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consisting of independent directors;

●	the requirement that a listed company having a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee;

On the other hand, a controlled company must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing standards even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.

For a detailed description of the risks of being a controlled company, see “Risk Factors — Risks related to our corporate structure — Following this Offering, our Controlling Shareholder will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholder has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” under Nasdaq rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.” on page 27.

Corporate information

Our principal executive office is located at Unit 14, Floor 9, Nan Fung Commercial Centre, 19 Lam Lok Street, Kowloon Bay, Kwun Tong District, Kowloon, Hong Kong. Our registered office in the BVI is located at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, BVI.

Our agent for service of process in the United States is        . Our website is located at https://www.manpong.com.hk/. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

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The Offering

Securities being offered:	Ordinary Shares.

Initial public offering price:	We estimate the initial public offering price will be between US$ and US$ per Ordinary Share.

Number of Ordinary Shares outstanding prior to the completion of this Offering:	Ordinary Shares.

Number of Ordinary Shares outstanding immediately after this Offering:	Ordinary Shares.

Use of proceeds:	Based upon the assumed initial public offering price of US$ per Ordinary Share, the lowest point of the price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this Offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately US$ million, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

We plan to use the net proceeds of this Offering as follows:

●	Approximately 30% for the expansion of our retail presence by opening two more retail stores across various districts in Hong Kong;

●	Approximately 30% for renovating and refurnishing our existing retail stores to unify our corporate image;

●	Approximately 20% for recruiting an in-house jewelry design team and upgrading our jewelry equipment;

●	Approximately 10% for upgrading our retail management system; and

●	The balance, approximately 10%, to fund working capital and for other general corporate purposes.

For more information on the use of proceeds, see “Use of Proceeds” on page 58.

Lock-up:

Our directors, executive officers, and holders of 5% or more of our Company’s Ordinary Shares on a fully diluted basis, except for the Selling Shareholders with respect to their Ordinary Shares sold in the Resale Offering, immediately prior to the consummation of this Offering have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period of 180 days from the effective date of this prospectus, without the prior written consent of the representative.

See “Shares Eligible for Future Sale” and “Underwriting” on page 128 and 137 for more information

Listing:	We will apply to have our Ordinary Shares listed on the Nasdaq Capital Market. At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this Offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Proposed Nasdaq symbol:	“MPJS”.

Risk factors:	Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 15.

Transfer Agent:

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RISK FACTORS

Investing in our Ordinary Shares involves a high degree of risk. You should carefully consider the risks described below, together with all other information in this prospectus, before deciding to invest in our Ordinary Shares. Additional risks and uncertainties that we are unaware of or that we currently believe are immaterial may also become important factors that adversely affect our business. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

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Risks related to our business and industry

Fluctuations in prices of the raw materials, gold in particular, that we use in our products may materially and adversely affect the Operating Subsidiaries’ business, results of operations or financial condition.

Gold is one of the major raw materials of our gold jewelry, gold ornaments and gem-set jewelry. As such, any fluctuation in the prices of gold and other raw materials would materially affect our business and profitability. We do not enter into any gold loan or contract to manage the financial impact of gold price fluctuation on our business. Gold price is often volatile, which may be affected by a number of factors such as global macroeconomic and political environment, fluctuations in currencies, inflation, demand and supply for gold, consumers’ preference and investor confidence in gold and gold business, demand for other investment alternatives, etc. On the other hand, the price of other commodities such as diamonds, silver and gemstones, may also fluctuate extensively. As of the date of this prospectus, fluctuations in raw material prices, particularly gold, have not materially and adversely impacted the Operating Subsidiaries’ business.

We cannot assure you that we will be able to purchase raw materials from suppliers at favorable prices, or successfully pass the price fluctuation in raw material prices to our customers. Therefore, any significant fluctuation in raw materials prices may affect our revenue, profitability and cashflow, and significant price increase may have an adverse impact on customers’ and their consumers’ demand. As a result, any significant price increase of our raw materials may have an adverse effect on our business, financial condition and results of operations.

On the other hand, although a significant portion of our raw materials consists of commodities that can be acquired from various sources, any adverse impact on the availability and our access to these materials, which results from factors such as a decrease in the number of suppliers and a reduction of overall availability of the raw materials (due to supply limitations, loss of supply contracts, increased demand from competitors or fluctuations in world market prices), may also consequently lead to higher costs and difficulties in sourcing these raw materials.

For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, our cost of revenue represented approximately 82.95%, 74.30%, 69.97% and 86.58% of our total revenue. For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, our cost of purchase of pure gold amounted to approximately HK$19,777,084, HK$37,649,769 (approximately US$4,826,892), HK$8,463,633 and HK$60,413,896 (approximately US$7,745,371), respectively, representing 32.54%, 52.55%, 36.84% and 76.17% of our total revenue. Accordingly, fluctuations in the prices of our raw materials, such as gold, silver, diamonds, gemstones and other precious metals, can have a significant effect on our business, results of operations and financial condition. The Operating Subsidiaries also purchase recycled gold products from the general public for sale to others including general traders of gold. Our revenue generated from the sale of recycled gold products amounted to approximately HK$4,677,836, HK5,631,445 (approximately US$721,980), HK$3,156,567 and HK$4,450,928 (approximately US$570,632) for the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, respectively, representing approximately 7.70%, 7.86%, 13.74% and 5.65% of our total revenue for the respective years/ periods. Our gross profit margins of recycled gold products for the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, respectively, were approximately 17.89%, 13.23%, 11.88% and 9.76% for the respective years/periods. Our cost of purchase of recycled gold products amounted to approximately HK$3,840,923 and HK$4,886,398 (approximately US$626,461), HK$2,781,498 and HK$4,016,700 (approximately US$514,962) for the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, respectively, representing approximately 6.32%, 6.82%, 12.11% and 5.10% of our total revenue for the respective years/periods. If the price of gold fluctuates significantly between the time of purchase and sale of recycled gold products by us, our revenue and gross profit from such operations may also be adversely affected.

Since we do not conduct hedging activities, we may not be able to manage commodity price risks and hedge the risk of price fluctuations of the relevant major raw materials. Fluctuations in prices of the raw materials the Operating Subsidiaries use for our products may materially and adversely affect our business, results of operations or financial condition.

There is no assurance that we will have access to sufficient supply of diamond with good quality which may materially and adversely affect the Operating Subsidiaries’ business, results of operations or financial conditions.

The jewelry designed and offered by us consist of, among others, diamond products. The sales volume and operation results of our Group may be adversely affected if the diamonds supplied by the suppliers fail to meet our requirements, in particular, the size and quality standard of the diamond. Our ability to meet the demand of its customers may also be adversely affected if its major suppliers are unable to supply sufficient amount of diamond to them on a timely basis. This may in turn affect the operations and financial results of the Operating Subsidiaries.

We rely on our major corporate suppliers for the supply of gold products, and any shortage of, or delay in, the supply may materially and adversely affect the Operating Subsidiaries’ business, results of operations or financial conditions.

During the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, the total purchase amount payable to one of our major corporate suppliers (Supplier A, as defined below) amounted to HK$20,015,339, HK$14,072,899 (approximately US$1,804,218), HK$11,870,588 and HK$18,835,612 (approximately US$2,414,822), respectively, and accounted for approximately 37.03%, 25.69%, 65.91% and 26.40% of our direct costs for the corresponding period, respectively. For the year ended October 31, 2023 and the six months ended April 30 2024, the total purchase amount payable to another major corporate supplier amounted to HK$9,714,861 (approximately US$1,245,495) and HK$38,866,563 (approximately US$4,982,893) accounted for approximately 17.74% and 54.48% of our direct costs, respectively. We mainly engaged these two suppliers for the procurement of Pure Gold Products. Due to the nature of our business, Supplier A was also our major customer during the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, and the six months ended April 30, 2024. See “Business - Supplier which is also our customer” on page 93.

Given there are adequate supply of gold products in Hong Kong and the price of which is subject to, among others, the prevailing gold price from time to time and the weight and purity of individual gold products, it is not feasible or practicable for us to enter into long-term agreements with our suppliers for the supply of gold products. We believe that this is also in line with the jewelry retail industry norm in Hong Kong. As such, we have not entered into long-term agreements with our suppliers, including these two major corporate suppliers during the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, there is no guarantee that we will be able to maintain our business relationship with the suppliers. Any deterioration in our relationship with our major suppliers could affect our ability to secure a sufficient supply of gold products for our business. In the event that any of our suppliers change their sales or marketing strategies or fail to provide materials for us, our business and operation may be interrupted and adversely affected due to the need to search for new suppliers. As a result, our financial condition and results of operations could be materially and adversely affected.

We may be penalized for failure to maintain our status as a registrant in the future under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) in Hong Kong as a dealer in precious metals.

Our business activities, which include the trading and importing of precious metals and stones, require us to comply with the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (“AMLO”) (Chapter 615 of the Laws of Hong Kong). Following the recent amendments that took effect on April 1, 2023, a new registration regime for dealers in precious metals and stones has been established, overseen by the Customs and Excise Department of Hong Kong. In line with these requirements, both MPJ and Gosheng have been successfully registered as Category A registrants under AMLO in October 2023 and December 2023, respectively, as our business routinely involves non-cash payments exceeding HK$120,000 (approximately US$15,385). Transactions are primarily conducted through credit card payments or electronic payments for amounts at or above HK$120,000.

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As Category A registrants under AMLO, MPJ and Gosheng are required to pay an annual fee to maintain their status as registrants, which is due within 1 month following each anniversary of the date of the license issuance. If MPJ and Gosheng fail to maintain as registrants under the AMLO, they may not be able to engage in transaction(s) with total value at or above HK$120,000 (approximately US$15,385) in the course of business, and their business, financial conditions and operations may be adversely affected.

We might not be able to renew the leases of our retail stores and our leases might be terminated before expiry, which might affect our business and operation.

Our success depends, to a significant extent, on the location of our retail stores. As of the date of this prospectus, we operate five retail stores, which are strategically located in local populous areas or community shopping malls in proximity to private residential areas, industrial or commercial buildings in different regions across Hong Kong. The premises of these five retail stores are leased from independent landlord and the term of the leases ranged from two years to three years.

As the property leasing market in Hong Kong is generally affected by a number of factors, such as buoyant market sentiments, local economy, population growth, interest rates and government policies, etc., we cannot guarantee that the leases of our five retail stores will be renewed upon expiry in accordance with the existing terms, such as without increase in rent, or other terms which are commercially acceptable to us. In addition, we cannot guarantee that our leases will not be terminated unilaterally by the landlord before expiration of the leases or upon the expiration or termination of the leases, if we cannot renew the leases on similar commercial terms, we have to look for another premises in the same region with high foot traffic. Even if we are able to rent new premises for the retail stores, we have to incur additional capital expenditure for renovation of the new premises. As such, our business, financial conditions and operation might be adversely affected.

We may open new retail stores as part of our expansion plan, but we might not be able to achieve our expected level of profitability within our desired time frame or at all.

As part of our business strategy of expanding our retail presence, we will open additional retail stores in other areas where we currently have no presence. Opening new retail stores require significant capital outlays upfront, including rental of premises, purchase of inventory, renovation and decoration of the premises, and the hiring and training of store managers and sales staff. Success of our new retail stores depends on a range of factors including (i) our ability to properly position our new retail stores and to execute our business strategy in the location; and (ii) business actions of our existing or new competitors in the same location. We cannot guarantee that our new retail stores can break even or achieve our expected level of profitability within our expected timeframe, or at all. Our expansion plan and profitability might be adversely affected.

If we fail to timely respond to the changing market trends and to meet customer expectations or meet the expectations of our customers, our business and reputation may be materially and adversely affected.

Our directors believe that the success of our future business is dependent on our ability to offer a wide range of diamond jewelry, gold jewelry (i.e. earrings, rings, pendants, necklaces, bracelets, bangles and beads), gold bars and gold pellets, etc. that cater to the taste and preference of our prospective customers, particularly gold jewelry and diamond jewelry as high-end discretionary products. Our turnover is generally sensitive to changes in consumers’ confidence and evolving jewelry market trends. Hence, our continued success depends on our ability to anticipate, identify, interpret and respond to the consumption trends, tastes and perceptions of our consumer, and any changes therein, on gold products and jewelry and to offer products that are adjusted to suit their preferences.

Although we impose quality control on our products, monitor the design of our products to ensure that they are in line with jewelry market trend and review our business plan and strategies periodically, we cannot guarantee that we are able to anticipate and respond to new market trends, change in purchase behavior, or customers’ perception on jewelry in a timely and effective manner.

Consumer preference in discretionary products is also influenced by numerous factors and events that are beyond our control such as the general economic condition, inflation, the availability of consumer credit, taxation, employment trends, stock market and real estate market conditions.

We also provide after-sale services, such as cleaning services of jewelry, polishing and resizing of rings, to customers primarily through our retail stores. Along the expansion of our retail stores, there is no assurance that we will be able to hire sufficient qualified staff or provide sufficient training to them to meet our standards of customer service on a cost-efficient basis. If we are unable to promptly and effectively respond to the changes in market trend and customer expectations or if we fail to provide timely and satisfactory after-sale services, our customer loyalty, our business, financial conditions and operations may be adversely affected.

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We are exposed to risk of obsolete and slow-moving inventory which may adversely impact our cash flow and liquidity.

The operation of the Operating Subsidiaries involves storage and stocking of a range of raw materials, finished jewelry and goods for subcontracting. Our total amount of inventories amounted to HK$27,601,637 and HK$29,145,490 (approximately US$3,736,601) and HK$32,309,864 (approximately US$4,412,290) as of October 31, 2022 and 2023 and April 30, 2024, respectively, and accounted for approximately 76.19%, 57.39% and 65.03% of our total assets, respectively. The demand for our jewelry highly depends on customers’ preferences, which are beyond our control. Any unexpected increase in inventory level may adversely affect our working capital. If we cannot manage the inventory level efficiently in the future, our liquidity and cash flow may be adversely affected. Further, if we fail to design appropriate products to suit customers’ preferences in the future, the level of obsolete and slow-moving inventory may increase and may need to either sell off such inventory at a lower price or write off such inventory, in the event of which our financial position and results of operations may be materially and adversely affected.

We have not entered into any long-term agreements with our retail customers.

Owing to the nature of our business, we do not enter into any long-term supply agreement with our retail customers. We believe that our ability to attract new customers or retain our existing customers is crucial for us to increase our revenue. As a strategy to reach out to more customers, we rely on our business relationships with and recommendations from our existing customers. However, we cannot assure you that our existing customers would recommend our products to their friends and family. If this strategy turns out to be less effective than we expect, we may not be able to maintain our existing level of revenue or profitability. On the other hand, if our competitors introduce lower-cost and/or differentiated products that are perceived to compete favorably with ours, our ability to attract new customers and retain existing customers could be impaired and there is no assurance that our existing customers would repeat purchases in the future. Accordingly, any change or fluctuation in the number of customers, or the change in sales, may result in material adverse impact to our business, results of operation and financial condition.

We rely heavily on a few major customers, and any decrease or loss of business from our major customers could adversely and substantially affect our operations and financial conditions.

For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, our revenue from our largest customer accounted for approximately 7.70%, 7.86%, 13.74% and 5.65% of our total revenue, respectively, with revenue of approximately HK$4,677,836, HK$5,631,445 (approximately US$721,980), HK$3,156,567 and HK$4,450,928 (approximately US$570,632). We have not entered into an agreement with our largest customer for the year ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024. See “Business – Customers” on page 92 for details of our business arrangements. Since April 3, 2023, MPJ entered into an agreement with a local corporate customer (“Local Corporate Customer”) for two years, which is an independent third party and our second largest customer for the year ended October 31, 2023, under which MPJ receives a commission fee for sourcing, procuring and selling gold bars to individual purchasers referred by the Local Corporate Customer. This new customer became our second largest customer for the year ended October 31, 2023 and the six months ended April 30, 2024, accounting for 7.29% and 0.52% of our total revenue through commission income. See “Business – Commission Income” on page 89.

In light of the above, we face the risks of customer concentration in the future, as any adverse changes in the business, operation, or financial condition of our major customers could have a significant impact on us. We cannot guarantee that our major customers will not change their business scope or business model nor suspend their operation, or encounter any operating or financial difficulties. There can be no assurance on their ability to maintain their operation in compliance with applicable laws, or hold appropriate operating licenses and approvals. If our business relationship with any of these large customers terminates, and we are unable to identify suitable new customers within a reasonable period of time, our business, financial condition and results of operation may be adversely affected.

Our inability to manage cash flow mismatch arising from the incurrence of material procurement costs for gold bars before they are recovered may damage our financial position and give rise to liquidity or insolvency risks.

We usually pay our suppliers in advance for a material amount of costs in order to procure gold bars for our customers. However, the time gap between the advance payment and receiving payments from our customers may result in cash flow mismatch. Additionally, this arrangement and payment term may also cause us to experience net cash outflow where payments due to us and settled by our customers are inadequate to meet our payment obligations and liabilities towards our suppliers or subcontractors. In view of the possibility of such net cash outflow, we need to maintain adequate cash reserves to mitigate the risk of default in meeting our payment obligations to our suppliers, subcontractors and other creditors. Therefore, we need to manage our liquidity prudently to mitigate potential insolvency risks. However, the necessity to earmark and tie-up an adequate cash buffer for such purposes to cater for factors outside our control may further limit or constrain our growth potential. For the year ended October 31, 2023 and the six months ended April 30, 2024, the average time gap between our prepayment of gold bars and the receipt of payment was approximately seven days, and our customers have not defaulted on their payment obligations. See “Business – Commission Income” on page 89.

We have incurred negative cash flows in operating activities in the past and may incur operating losses in the future and may not maintain profitability.

We incurred negative cash flows from operating activities in the amounts of HK$3,581,973, HK$1,314,640 and HK$1,997,620 (approximately US$256,105) during the year ended October 31, 2022 and the six months ended April 30, 2023 and 2024, respectively. We expect to continue the development and expansion of our business, and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. Consequently, despite that we recorded operating cash inflow in 2023, it is still possible that we will incur operating losses in the foreseeable future. While our revenue has grown in recent years, we cannot provide assurance that revenue generated from our businesses will be sufficient to sustain our operations in the long term. If our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve and maintain profitability in the future. Therefore, we cannot guarantee that we will achieve profitability in the future or that, if we do become profitable, we will be able to maintain it.

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We rely on bank borrowings to fund our operations, and failure to comply with covenants or any breach of credit facilities could have a material adverse effect on our business and financial condition.

We use external financing to support the growth and expansion of our business. As of October 31, 2022 and 2023, our bank borrowings amounted to approximately HK$21,707,358 and HK$23,378,930 (approximately US$2,997,299), respectively. As of April 30, 2024, our bank borrowings decreased to approximately HK$19,982,118 (approximately US$2,561,810), respectively, mainly due to the settlement of some bank borrowings during the six months period ended April 30, 2024. Although we have maintained good relationships with our banks that provide us with such financing and have not experienced any difficulties in repaying our borrowings and/or refinancing of such borrowings, MPJ has breached the covenant under the facility agreement with Hang Seng Bank Limited (“HS Bank”) dated January 14, 2022 (“Facility Agreement”). This breach was due to failing to maintain an average bank balance of at least HK$2,000,000 (approximately US$256,410) and tangible net asset worth of not less than HK$20,000,000 (approximately US$2,564,103). As a result, we were subject to the risk of potential suspensions, withdrawals, or demands concerning the whole or any part of the facilities provided by HS Bank. As of March 20, 2024, the outstanding borrowings under the Facility Agreement with HS Bank were fully settled. See consolidated financial statements on page F-1 for additional information regarding such debt.

Our Company is exposed to interest rate risks, primarily relates to the variable-rate bank loans. The interest rates were mainly charged based on the Hong Kong Prime Rate, best lending rate, and Hong Kong Interbank Offered Rates (“HIBOR”), which fluctuated over time. According to the historical Hong Kong Prime Rate specified by The Hong Kong Mortgage Corporation Limited, the Hong Kong Prime Rate increased from 5.38% in September 2022 to 6.13% in July 2023 and such rate remained unchanged up to April 2024. According to the statistics of Census and Statistics Department, the best lending rate increased from 5.13% in October 2022 to 5.88% in October 2023 and such rate remained unchanged up to April 2024, and according to the historical HIBOR for 1 to 3 months published by the Hong Kong Association of Banks, the HIBOR for 1-3 months increased from approximately 3% to 4% in October 2022 to 4% to 5% in October 2023 and such rate decreased gradually to approximately 4% in April 2024. For the year ended October 31, 2023, our bank borrowings increased by 7.70%, mainly attributable to the increase in the bank borrowings to support our operations and working capital. The increasing interest rate also led to higher interest expenses on our bank loans. As a result, our interest expenses increased by approximately 60.15% for the year ended October 31, 2023 as compared to the previous year. For the six months ended April 30, 2024, we recorded an increase in interest expenses by approximately 18.03% as compared to the corresponding period in 2023, primarily due to the bank borrowings with higher interest rate financed from a bank in March 2023, which had a full impact of interest expenses during the six months ended April 30, 2024. If the interest rates continue to rise, our interest expenses may increase accordingly, adversely affecting our operational results and financial conditions.

As of the date of this prospectus, we had six credit facility agreements that were still in force, three of which were entered into with Hang Seng Bank, two of which with Fubon Bank (Hong Kong) Limited and one with ZA Bank Limited. Those credit facility agreements contain financial or other covenants that impose requirements on us and limit our ability to engage in certain transactions or activities, mainly such as:

●	incurring additional debt;

●	creating subsequent security

●	creating material adverse change in our financial condition; and

●	changing the nature of our business.

Each of our credit facility agreements also contains certain customary affirmative covenants and events of default, as well as clauses including a change of control. As a result of these covenants and restrictions, we are restricted, to a certain extent, as to how we conduct our business, and we may be unable to raise additional funds by debt financing or equity financing to compete with our competitors effectively or to tap into new business opportunities. It is possible that in the future, banks or other financial institutions may impose even more stringent terms and restrictive covenants on us in our debt financing activities.

Any future debt instruments may contain financial and other covenants that further impose requirements on us and limit our ability to engage in certain transactions or activities, such as:

●	making certain payments in respect of equity interests, including, among others, the payment of dividends and other distributions, redemptions and similar payments,

●	payments in respect of warrants, options and other rights, and payments in respect of subordinated indebtedness;

●	incurring additional debt;

●	providing guarantees in respect of obligations of other persons;

●	making loans, advances and investments;

●	entering into transactions with investment funds and affiliates;

●	creating or incurring liens;

●	entering into negative pledges;

●	selling all or any part of the business, assets or property, or otherwise disposing of assets;

●	making acquisitions or consolidating or merging with other persons;

●	entering into sale-leaseback transactions;

●	changing the nature of our business;

●	changing our year;

●	making certain modifications to organizational documents or certain material contracts;

●	making certain modifications to certain other debt documents; and

●	entering into certain agreements with respect to the repayment of indebtedness.

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There can be no assurance that we will be able to consistently meet the leverage levels and other financial metrics required by the covenants included in our debt instruments. These covenants impose restrictions that could limit our flexibility in operating our business. Non-compliance with such covenants, unless waived, would cause a default or event of default, triggering repercussions. Our obligations under our debt instruments are secured by substantially all of our assets. In the case of an event of default, creditors may exercise rights and remedies, including the rights and remedies of a secured party, under such agreements and applicable law, which could have a material adverse effect on our business, financial condition and results of operations. Further, our ability to continue to obtain financing is subject to a variety of factors. Such factors include our future financial condition, operating results and cash flows, as well as the general condition of global and domestic financial markets, and changes in monetary policies, interest rates and lending policies. Should we be unable to refinance our bank borrowings upon maturity, we may have to reduce our inventories and capital expenditures and delay our expansion plans, which in turn may materially and adversely affect our business and results of operations.

Challenging economic conditions and economic uncertainty over a prolonged period of time could adversely affect our sales or growth.

As a retailer of jewelry, which are discretionary products, our turnover is particularly sensitive to changes in both macro and micro economic conditions and consumer confidence in Hong Kong, where most of our turnover is generated. Consumer confidence in Hong Kong is affected by, among other factors, general business conditions, stock market and real estate market conditions, as well as by current and expected future global or regional macroeconomic conditions such as employment rates, inflation and interest rates.

Inflationary pressures may lead to increased costs of raw materials, particularly gold, which is a significant component of our products. As of the date of this prospectus, inflationary pressures have not materially impacted our operations. However, in the event there is any escalation of such pressures that adversely impact our business, we may consider strengthening price negotiations with suppliers or passing on increased costs to customers to mitigate inflationary pressures on raw material costs. We cannot assure you that these measures will mitigate the adverse impact caused by inflationary pressures on our business.

On the other hand, due partly to the economic slowdown resulting from global macroeconomic condition and the COVID-19 pandemic, our revenue for the years ended October 31, 2022 and 2023 grew at a slow pace with an increase in revenue of approximately 17.88%. For the six months ended April 30, 2024, we recorded a substantial increase in revenue of 242.81% as compared to the six months ended April 30, 2023. However, we cannot assure you that consumer demand will not be impacted by the continuing weakness in the global economic condition or any future deterioration of economic condition in Hong Kong and the PRC. In the event that our competitors react to any declines in consumer confidence by reducing retail prices, our ability to maintain our market share may be adversely impacted, and we may have to intensify our marketing efforts in order to compete effectively. Such efforts, such as more aggressive promotion, or reduction of our retail prices to respond to price competition, may materially and adversely affect our business, results of operations and financial condition.

We cannot assure you that we will maintain profitability.

We had a net income of approximately HK$5,048,953 (approximately US$647,301) for the year ended October 31, 2023, and we experienced a net loss of HK$41,117 in the previous year ended October 31, 2022. We recorded a net income of HK$947,742 and HK$1,747,777 (approximately US$224,075) for the six months ended April 30, 2023 and 2024, respectively. We cannot assure you that we will maintain profitability, may need to raise additional working capital to continue and expand our normal and planned operations, and we will need to generate and sustain significant revenue levels in future periods in order to continue to be profitable, and, even if we do, we may not be able to maintain or increase our level of profitability.

We cannot assure you that we will be able to maintain business relationships with our existing customers or secure our source of revenue using the same business models as we adapt to the economic changes and shifts in consumer demands. In addition, as a public company, we will incur accounting, legal and other expenses. These expenditures will make it necessary for us to continue to raise additional working capital. Our efforts to grow our business may be costlier than we expect, and we may not be able to generate sufficient revenue to offset our increased operating expenses. We may incur significant losses in the future for several reasons, including unforeseen expenses, difficulties, complications and delays and other unknown events. We cannot assure you that we will achieve sustainable operating profits as we continue to expand our business, and otherwise implement our growth initiatives.

We may not be able to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and pay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time.

If we fail to expand the features and marketing strategies of our business or effectively respond to the evolving jewelry retail market in Hong Kong, our business, financial condition, results of operations and growth prospects would be materially and adversely affected.

The growth of our business is mainly dependent on our ability to attract new and existing customers, such as through expansion of our product mix, enhancing marketing efforts, etc. We need to continuously enhance our product design to adapt to changes in market trends and customer demands. Inability to enhance the design and quality of our products and upgrade our services will hinder our ability to grow our business in the future.

We believe our revenue growth depends on several factors, including, but not limited to, our ability to:

●	expand our customer base, attract new customers and retain existing customers;

●	keep up with market trend and address evolving needs of our customers;

●	provide effective and timely after-sale services and customer support;

●	adapt and respond to changing industry standard and new services launched by other market players;

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●	price our products effectively and competitively;

●	comply with existing and new applicable laws and regulations and respond to changes in the regulatory regime and environment;

●	maintain and enhance our relationship with major stakeholders and other suppliers;

●	improve our operational efficiency;

●	capitalize growth opportunities; and

●	compete with other market players and new market entrants, some of which may have substantially greater resources than us.

If we are unable to effectively address these risks, our prospects, business, financial condition and results of operations could be materially and adversely affected. Furthermore, our financial performance may deteriorate for reasons, some of which are beyond our control, such as increase in market players, reduction in market size, shift in customer preference, change in macroeconomic conditions, etc.

We operate in a highly competitive and fast-changing market, and increased competition may limit our growth and reduce our profitability.

According to the F&S Report, the jewelry retail industry in Hong Kong is highly competitive and diversified with more than 300 market players as of 2023, comprising a wide range of international and local jewelry brands, including traditional jewelry retailers, overseas jewelry brands and small local jewelry brands. The jewelry retail industry is characterized by a relatively high degree of market concentration and is dominated by a small number of large jewelry retailers and international brands, accounting for more than 60% of the market share. These international and local jewelry retailers have strong customer recognition and tend to have more point of sales at high-end shopping malls and equally well-established online sales channels, which may adversely affect our ability to attract new customers who are inclined to purchase from well-known brands.

Our competitors may have certain advantages over us, including greater financial and technical resources, more secured sources of production raw materials, greater economies of scale, broader brand recognition and more established relationships with customers in the local markets. Some of our competitors may be able to secure raw materials, gold jewelry or diamond jewelry from suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and information system development than we do. For instance, in the event that our competitors adopt aggressive pricing strategies and reduce retail prices, our ability to maintain our market share may be adversely impacted, and we may have to intensify our marketing efforts in order to compete effectively, such efforts being more aggressive promotions, or reduction of our retail prices to respond to price competition. All of the aforementioned could have a material adverse impact on our business, financial conditions and results of operations.

Intensifying competition may also result in certain developments in jewelry retail industry in Hong Kong, such as downward competitive pressure on the selling price of gold and jewelry, expansion by existing competitors, adoption by our competitors of comparatively effective branding efforts, any of which may have a material adverse impact on our financial condition, results of operations and growth prospects. Increased investments made and lower prices offered by our competitors may require us to divert significant managerial, financial and human resources in order to remain competitive, and ultimately may place a greater pressure on us to maintain our market share and negatively impact the revenues growth and profitability of our business.

If we are not able to compete effectively, our profit margin may be reduced, the number of our customers may decrease and our market share and profitability may be negatively affected, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation.

The nature of our business exposes us to security and transport risks.

We operate in a business that is highly susceptible to theft and robbery. While we have implemented various security measures to safeguard the safety of our inventory and valuable properties, there is no guarantee that these measures will be adequate or effective. Any occurrences of theft or robbery to us may result in uninsured financial losses and we may be subject to losses due to third-party or employee theft. Any such losses could exceed the limits of, or be subject to an exclusion from, coverage under our insurance policies. Claims filed by us under our insurance policies could also lead to increases in the insurance premiums payable by us or the termination of coverage under the relevant policy.

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The transportation of our gold jewelry, diamond jewelry, gold ornaments and raw materials to our premises and customers also exposes us to risks. Any huge loss in inventory might have an adverse impact on our business, financial condition and results of operations. While we have insurance to cover our gold jewelry, diamond jewelry and other products such as gold ornaments and raw materials when they are in transit, the claim amount we get might not be able to fully compensate our loss.

We face risks associated with concentration of revenue from our sale of Pure Gold Products, which may have a material adverse effect on our financial condition and results of operations.

We currently generate a substantial portion of our total revenue from the sale of Pure Gold Products. For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, our sale of Pure Gold Products accounted for 38.74%, 63.07%, 44.95% and 87.25% of our Company’s total revenue, respectively. We cannot guarantee that the volume of revenue from the sale of Pure Gold Products will remain consistent or continue to increase in the future. If the demand for Pure Gold Products plummets due to reasons such as drop in gold prices, economic recession, regulatory changes, industry factors, or other reasons, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We rely on our in-house craftsman for the crafting and processing of our jewelry, and the Operating Subsidiaries’ business, results of operations or financial conditions may be materially and adversely affected if the said craftsman resigns or retires or his employment with us is otherwise terminated.

Our success depends significantly on the efforts and abilities of our staff. We prioritize high quality and exquisite craftsmanship for our jewelry products, and among other able and dedicated employees, one of our most valuable employee is Mr. Choi Oi Wa, our seasoned in-house craftsman. With more than 40 years of experience, Mr. Choi has the requisite skill and in-depth industry experience and knowledge in jewelry crafting and processing to handle our products ranging from pre-owned jewelry to high carat solitaires jewelry, to the satisfaction of our customers. See “Business – In-house design and processing capacities – Processing capacity” on page 94 for details of our in-house craftsman’s role and responsibilities.

We have entered into an employment agreement with our in-house craftsman. If our in-house craftsman resigns or retires or his employment with us is otherwise terminated, we cannot assure you that we would be able to find a replacement in a short period of time with comparable skill and experience and capable of performing the same responsibilities, or at all. If we cannot recruit and retain our in-house craftsman and other employees necessary to our operations, it could have a material adverse effect on our business operations, and our expansion capabilities may be limited, which could in turn reduce our profitability and limit our ability to grow. In addition, the competition for experienced personnel in Hong Kong may drive up our staff costs, and may in turn increase our costs of operations and profitability. In such circumstances, our business and financial condition may be adversely affected.

We subcontract most of the jewelry processing work to three jewelry production companies, and we rely on them to supply finished jewelry.

We subcontract most of the jewelry processing work to three jewelry production companies in Hong Kong that have operating production facilities in Hong Kong and one of which also had production facilities in Mainland China. For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, our subcontracting costs amounted to approximately HK$1,615,989, HK$1,816,102 (approximately US$232,834), HK$538,485 and HK$91,750 (approximately US$11,763), respectively, representing approximately 3.21%, 3.41%, 3.35% and 0.13% of our cost of revenue for the respective years/periods.

We do not enter into long-term agreements with any jewelry production companies, and we cannot guarantee that our relationship with them will not deteriorate. In case we no longer co-operate with these jewelry production companies, we might need extra time to find a new subcontractor and might not be able to subcontract jewelry processing works on similar or more favorable commercial terms. In addition, any disruptions to these jewelry production companies or their operating facilities would affect the production process of our jewelry and gold products.

We could not guarantee that (i) the finished jewelry are supplied to us in a timely manner, stable and free from unexpected interruption; (ii) there will not be an unexpected increase in procurement costs of such finished products following an increase in their production costs for any reason beyond our control; (iii) the qualities of such products could always meet our expectation and satisfy our quality control; and (iv) such external suppliers taking orders from the Operating Subsidiaries will keep our business information confidential. The occurrence of any of the above events could result in adverse impact on our operation, financial and business conditions.

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We may not be able to successfully implement our future plans as expected after this Offering.

Our directors and management consider that the growth of our business and operation depends on, among other things, the proper execution of our future business plans. Some of our future business plans, as described in “Use of proceeds” in this prospectus are still in the planning stage. Some assumptions in support of the said future plans are based on uncertain future events which may or may not occur as presumed. We could not guarantee the successful implementation of the future plans as expected. Accordingly, our business, profitability, financial condition and operation may suffer material and adverse impact if we could not successfully carry out the said future plans.

Our sales may be affected by seasonality.

We experience seasonal fluctuations in demand for our products. In Hong Kong, jewelry purchases are often tied to cultural traditions and important life events. During the Chinese “Golden Week” (the two-week-long holidays around PRC National Day on October 1) and the summer, which is also the peak wedding season, there is an increase in local tourism, leading to a rise in demand for gold and other jewelry products. This means that our sales may be subject to seasonal fluctuations and the amounts of our inventory and the use of working capital may fluctuate during periods of higher expectations and sales.

Seasonality in our business may cause period-to-period fluctuations in certain of our operating results and financial metrics and thus limit our ability to predict our future results. Comparison of sales and operating results between different periods within a single financial year may not be meaningful and prospective investors should be aware of such seasonal fluctuations when making any comparisons of our financial performance.

Any illegality of the sources of raw materials and/or recycled gold products might materially affect our reputation, business and results of operations.

It is possible that the raw materials and products we procure might come from illegitimate sources. This could lead to our customers losing faith in us and our reputation, business and results of operations may be materially and adversely affected. To ensure the legality of our products, we generally conduct due diligence when acquire products from suppliers and the general public. We ask our suppliers to provide warrants for the legality of their materials, and request identification documents and contact information from private individual sellers for transaction valued at HK$50,000 or more. However, we cannot guarantee that the raw materials and recycled gold products we procure are all from legitimate sources. If illegality is discovered in any of our products, it could damage our reputation, and our customers may discontinue their businesses with us, resulting in adverse effects on our business and results of operations.

Despite the marketing and promotional efforts that we put in, we might not be able to achieve the expected results.

Our success depends considerably on the ability to develop, maintain and enhance the brand image of the products sold by the Operating Subsidiaries. Our ability to expand our customer base and gain wider market exposure partially depend on the effectiveness of our marketing efforts. As an effort to promote our brand image, many of our jewelry and gold ornaments bear the abbreviated name of our brand, “Man Pong Jewellery.” This branding strategy is a key component of our efforts to connect with consumers and enhance our presence in the market.

For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, we incurred advertising expenses of approximately HK$40,627, HK$63,583 (approximately US$8,152), HK$17,465 and HK$20,114 (approximately US$2,579). We plan to continue deploying additional resources to organize more marketing activities in the future, which will require us to make substantial expenditures but may not yield increased revenue.

To the extent that these marketing activities lead to increased revenue, the additional revenue generated could nevertheless be insufficient to offset the increased expenses we incur. If we fail to maintain and enhance our market share, our pricing power may decline as compared to that of our competitors and we may lose existing or prospective customers, which could materially and adversely affect our business, results of operations and financial condition.

There is also no assurance that our marketing and promotional efforts will lead to increase in our sales and thus revenue. If, for whatever reason, there is any negative feedback on our marketing and promotional campaigns, the brand recognition of our products may be adversely affected and there may be a possible decline in demand.

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Our growth is reliant on brand and reputation. Failure to maintain a positive brand and reputation may adversely affect our financial results.

Our brand “Man Pong Jewellery” and reputation are, among others, two of the decisive factors in attracting new customers who determine whether to purchase our products. We believe that our brand name “Man Pong Jewellery” and the reputation it carries are important assets that differentiate our services from those of our competitors. However, our brand and reputation may be harmed and will be susceptible to factors, including but not limited to:

●	issues that arise with our products;

●	unsatisfied customer services provided to customers;

●	statements made by former and existing customers, competitors, subcontractors and others;

●	regulatory enquiries or enforcement actions taken against us or our employees;

●	negative publicity relating to our products and our personnel; and

●	involvement in disputes and legal proceedings.

We cannot assure that such negative events will not happen in the future. If these events happen and we fail to recover from destruction to our brand and reputation successfully, we may experience a significant decline in demand for our services, decrease in investor confidence, reduction of the value of our brand and ultimately result in a material adverse effect to our business and prospects.

We face risks related to health epidemics, infectious diseases and other outbreaks, including the recent COVID-19 outbreak.

Our retail business could be materially and adversely affected by the outbreaks of contagious diseases such as SARS, H5N1 avian influenza, human swine flu, COVID-19, or another epidemic or outbreak. The COVID-19 outbreak in early 2020 had caused an adverse and prolonged impact on both economic and social conditions around the world, and the exacerbation, continuance or reoccurrence of COVID-19 could negatively affect our business operations.

In addition, the outbreak of infectious diseases on a global scale may affect investment sentiment and result in sporadic volatility in global capital markets or adversely affect global economies and the local economy in Hong Kong. With the infected cases rising rapidly, many countries would issue travel advices restricting travels to affected areas. Such policies have seriously undermined the local and cross-border business activities globally. The effect includes a substantial decrease in the number of tourists, business exchange events and social functions and the slow-down of the economy in the affected countries and territories. The global financial markets have experienced extreme volatilities and the risk of the world suffering a recession has significantly increased. The outbreak, exacerbation, continuance or reoccurrence of any infectious disease could have a continuous adverse impact on the economies around the world, which in turn could materially and adversely affect our business, financial condition, results of operations and prospects. For instance, according to the F&S Report, the total retail sales value in Hong Kong has witnessed a decrease during the past five years, mainly due to the anti-epidemic measures implemented in Hong Kong which significantly affected retail operations, coupled with the decrease in public expenditure as a result of the economic slowdown. While there has been a recovery in Hong Kong’s consumer spending following the border reopening and the resurgence of tourism, any significant decrease in the retail sales value of jewelry retail market in Hong Kong would inevitably affect our business and operations.

We rely on our key management. The loss of key team members could affect our operations and our business may be severely disrupted.

Our success depends significantly on the efforts and abilities of key personnel such as Mr. SZE Kam Fuk (“Mr. KF Sze”), Ms. SZE Sau Lan (“Ms. SL Sze”), Mrs. SZE Kam Luen (“Mrs. KL Sze”) and Mr. SZE Kam Sing (“Mr. KS Sze”) who have in-depth industry experience and knowledge of our products and have maintained long-term relationship with our raw material suppliers and subcontractors, and who have made substantial contributions to the development of our operations, design, procurement and selling of our jewelry and gold products. See “Management” on page 109 for further details of their backgrounds.

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If we were to lose such personnel, especially those from our key management team, we cannot assure you that we would be able to replace such personnel with new and experienced personnel capable of making the same contribution in the near term, or at all. If we cannot recruit and retain the employees necessary to our operations, our expansion capabilities may be limited, which could in turn reduce our profitability and limit our ability to grow. In addition, the competition for experienced personnel in Hong Kong may drive up our staff costs, and may in turn increase our costs of operations and profitability. In such circumstances, our business and financial condition may be adversely affected.

We may be affected by the currency peg system in Hong Kong.

The majority of our revenues and expenses are denominated in Hong Kong dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that this policy will remain unchanged in the future. If the peg system collapses and the Hong Kong dollar devalues, our costs of expenses in foreign currency could increase significantly. This would in turn adversely affect the operations and profitability of our business.

Should we receive profits from business overseas and/or proceeds from this Offering, fluctuations in currency exchange rate could have a material adverse effect on our results of operations.

Our financial performance heavily relies on the stability of currency exchanges rate, particularly between the Hong Kong dollars and U.S. dollars. Fluctuations in the exchange rate between U.S. dollars and Hong Kong dollars will affect our relative purchasing power. If we are to convert U.S. dollars we receive from this Offering into Hong Kong dollars for use in our operations, the appreciation of the Hong Kong dollar against the U.S. dollar will result in a less favorable amount in Hong Kong dollars we receive.

Additionally, fluctuation in the exchange rate will affect the relative value of our earnings and the value of any investments in foreign currencies our Company make in the future. If we face significant volatility in these foreign exchange rates and cannot procure any specific foreign exchange control measures to mitigate such risks, our results of operations and financial performance could be adversely affected.

Violation, infringement or any failure to protect our intellectual property rights could harm our business and competitive position.

We design a wide range of jewelry, including necklaces, rings, bracelets and earrings, and we outsource the production of which to our subcontractors who shall maintain confidentiality of our designs. However, if our subcontractors fail to protect the confidentiality and integrity of our design and these designs are leaked, potentially leading to legal disputes with our competitors, it could harm our competitiveness and business operations. In addition, any of such legal proceedings may damage our reputation and divert our management’s focus, negatively impacting our business, financial condition, results of operation and future prospects.

On the other hand, we cannot assure you that our jewelry designs will not inadvertently infringe the designs of any third parties. The likelihood of facing intellectual property infringement claims increases as we continue to expand our product offering. Should we be found guilty to such infringements, we may be subject to liabilities or may be prohibited from using the contested designs, and we may thus incur licensing fees or be forced to develop new designs. Defending against intellectual property claims is not only costly but also diverts crucial resources and management attention. The outcomes of such claims are uncertain, and could result in significant liabilities, which may materially and adversely affect our business, financial condition and results of operations.

In addition, intellectual property claims may cause reputational harm and may dissuade potential customers from purchasing our products. An unfavorable outcome in such cases could subject us to considerable fees and damages, prohibition of product sales, and the need to find or create alternatives, which could require significant effort and expense. Any claims, regardless of its merits, would be time consuming and costly, and would materially adversely affect our business, financial condition and results of operations.

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If the domain name licensed to us are not properly maintained or the domain name underlying such licenses are not enforced, our competitive position and business prospects will be harmed.

We have one domain name, namely “manpong.com.hk”, that we use in or is related to our business which is registered under MPJ. See “Business — Intellectual Property — Domain name” on page 97. Should we lose access to our domain name due to trademark disputes, registration lapses, or other causes, we may be forced to market our offerings under a new domain name and rebrand our presence, or to incur significant expense to regain the domain name in question. If we are unable to obtain preferred domain name in Hong Kong, it could negatively impact the value of our brand or our trademark value. Our success will depend in part on the ability of our licensor to obtain, maintain and enforce protection for their intellectual property, particularly the domain name to which we have secured a sole, exclusive irrevocable license. On the other hand, protecting, maintaining, and enforcing our rights in our domain name may require litigation, which could result in substantial costs and diversion of resources, and could in turn adversely affect our business, financial condition, and results of operations.

We may not be adequately insured against losses and liabilities arising from our operations.

We recognize that our operations and business are susceptible to potential losses and our exposure to liability arising from claims of various nature are set out in the risk factors above. We maintain different types of insurance policies to cover our operations, including public liability, employee compensation, personal accident insurance, etc. However, there may be circumstances under which certain types of losses, damages and liabilities are not covered by our insurance policies.

We do not currently maintain a directors’ and officers’ insurance policy pursuant to which our directors and executive officers are insured against liability for actions taken in their capacities as directors and officers. While we believe our level of coverage is in line with common industry practice and may sufficiently provide us with insurance coverage for foreseeable risks, the current coverage of our insurance policies may not be adequate to fully compensate for the losses suffered by us. Further, any compensation is contingent upon the assessment of the relevant insurance companies in accordance with the terms of the relevant insurance policies. There is no guarantee that we will be indemnified in part or in full in any given case. In the event that we suffer from any losses, damages or liabilities in the course of our business operations which our insurance does not cover, we may not have sufficient funds to cover such losses, damages or liabilities. The resulting payment to cover such losses, damages or liabilities may have a material adverse effect on our business, operating results and financial position.

Risks Relating to Economic Conditions

Global and local economic uncertainty may materially adversely affect our business operations.

Economic uncertainty, as well as other variations in global economic conditions such as fuel costs, wage and benefit inflation, and currency fluctuations, may cause inconsistent and unpredictable consumer spending habits, while increasing our own input costs. Economic conditions in Hong Kong and Mainland China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ demand and have a negative impact on our business, results of operations and financial condition.

The outbreak of Russia-Ukraine war has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged civil unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

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While we do not have any direct operations or significant sales in the Middle East, geopolitical tensions and ongoing conflicts in the region, particularly between Israel and Palestine, may lead to global economic instability and fluctuating energy prices that could materially affect our business. It is not possible to predict the broader consequences of the Israel-Hamas war, including related geopolitical tensions, and the measures and actions taken by other countries in respect thereof, which could materially adversely affect global trade, currency exchange rates, regional economies and the global economy. While it is difficult to predict the impact of any of the foregoing, the Israel-Palestinian war may adversely affect our business, financial condition and results of operations.

The current trade tension between the U.S. and the PRC may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations.

The U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on specified products imported from PRC to penalize PRC for what it characterizes as unfair trade practices. PRC has responded by imposing, and proposing to impose additional, new or higher tariffs on specified products imported from the U.S. Certain tariffs have already been adopted by both sides, and the two countries often meet to negotiate arrangements that would include the decreasing or removal of tariffs, but we cannot assure you that the negotiations will be successful in reducing tariffs or that other tariffs will not be imposed, even if an agreement will be reached. In addition, any further escalation in trade tensions between PRC and the United States or a trade war, or the perception that such escalation or trade war could occur, may have negative impact on the economies of not only the two countries concerned, but the global economy as a whole.

Although we are currently not subject to any of those tariff measures, the proposed tariffs may adversely affect the economic growth in Mainland China and Hong Kong. With the potential decrease in the spending and investment power of our target customers, i.e. local residents in Hong Kong and tourists from Mainland China, we cannot guarantee that there will be no negative impact on our operations. In addition, the current and future actions or escalations by either the U.S. or PRC that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.

Our business is susceptible to government policies and macroeconomic conditions.

The market growth of jewelry retailer industry in Hong Kong correlates to government policies and macroeconomic environment. Particularly, during economic downturns, individual purchasers are more conservative to purchase luxury goods and select high-end products, such as jewelry and gold products, due to limited financial budgets. On the other hand, government policies, such as stringent licensing regime on anti-money laundering, may affect the cost required to comply with legislative requirements, which may adversely affect our business, financial condition and results of operations.

Natural disasters and other catastrophic or force majeure events could materially and adversely affect our business.

Occurrence of natural disasters and other catastrophic or force majeure events, such as epidemics, natural disasters, cyberattack, power loss, telecommunications failure, political unrest, terrorist attacks, war, riots, and other geo-political unrest could lead to damage and disruption to our operation and may affect our business or the economy as a whole. In the event of natural disaster or catastrophic events, we may experience corruption or loss of data, dissipation of trade secrets, system malfunction, and interruption of our service. We may not be able to operate our business and may endure system interruptions, halt in system maintenance, leakage of customers’ information, reputation harm and suspension of our services. We are highly susceptible to factors that specifically affect Hong Kong, and we may have to temporarily suspend our services under any event that results in disruption to our critical business functions in Hong Kong. Any such events affecting our ability to conduct normal business operations could materially impact our business, financial condition and operating results.

Risks related to our corporate structure

You are buying shares of a BVI holding company with operations solely conducted in Hong Kong by its Operating Subsidiaries.

MPJS Group Limited is a holding company incorporated in the BVI with no business operations of its own. Our operations are conducted by the Operating Subsidiaries, MPJ and Gosheng, which were incorporated under the laws of Hong Kong. This structure involves unique risks to the investors, and the PRC regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless. Investors are cautioned that you are buying shares of a BVI holding company with operations solely conducted in Hong Kong by its Operating Subsidiaries. You are not directly investing in, and may never hold equity interests of MPJ and Gosheng. Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment.

We rely on dividends and other distributions on equity paid by the Operating Subsidiaries in Hong Kong to fund any cash, assets and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash or assets in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

We are a holding company incorporated in the BVI, and we rely on dividends and other distributions on equity from the Operating Subsidiaries in Hong Kong for our cash, assets and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. If any of the Operating Subsidiaries in Hong Kong incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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According to the BVI Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of such company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized loss) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid to us.

The PRC laws and regulations do not currently have any material impact on transfers of cash or assets from the Operating Subsidiaries to our holding company, our shareholders and U.S. investors. However, to the extent that any cash or assets of our business are in Hong Kong or held by a Hong Kong entity, it is possible that such cash or assets may not be available to fund operations or for other use outside of Hong Kong due to potential interventions in or imposition of restrictions and limitations by the PRC government on the ability of MPJS, MPJ Group or the Operating Subsidiaries to transfer cash or assets within the Group or to our investors. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from the Operating Subsidiaries in Hong Kong. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. Promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. In such case, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

There is currently no arrangement for the reciprocal enforcement of judgments between Hong Kong and the United States. However, a judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong under common law by bringing an action in a Hong Kong based court on that judgment for the amount due thereunder, and subsequently seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment meets various conditions. See “Enforceability of Civil Liabilities – Hong Kong” on page 63. Moreover, all of our assets are located outside the United States. In addition, all our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the Mainland China. While detailed interpretation of or implementation rules under the same article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within Mainland China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence within, the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. Additionally, the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organisation of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

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You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.

Currently, the Operating Subsidiaries’ operations are conducted outside the United States, and all of our assets are located outside the United States. All our directors and officers are Hong Kong citizens or residents and a substantial portion of their assets are located outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

Risks related to doing business in Hong Kong

The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/ or foreign investment in Hong Kong based issuers, which could result in a material adverse change in our operations, and/or the value of our Ordinary Shares we are registering for sale or our ability to offer or continue to offer securities to investors. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

As we solely conduct business in Hong Kong, our business and our financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in PRC generally.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In addition to these statements, laws and regulations by the PRC government also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers.

Based on the current PRC laws, rules and regulations as of the date of this prospectus, the current PRC laws and regulations on cybersecurity, M&A and oversight and control over overseas securities offerings do not apply to us and our current operations (details of which are set out below) but it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to Hong Kong companies including the Operating Subsidiaries in Hong Kong. The PRC government may also intervene or influence our operations in Hong Kong at any time, which could result in material change in our operations and/or value of our Ordinary Shares. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control offerings conducted overseas and/or foreign investment of entities in Hong Kong, including the Operating Subsidiaries in Hong Kong. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

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The current PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to the Operating Subsidiaries in Hong Kong, we may be subject to additional statutory requirements and regulations.

Although we have direct ownership of the Operating Subsidiaries in Hong Kong and we currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in Mainland China, we may also become subject to the PRC laws and regulations to the extent any of our subsidiaries commences business and/or customer facing operations in Mainland China as a result of any future acquisition, expansion or organic growth.

M&A Rules — CSRC Filing or approval

On August 8, 2006, six PRC regulatory agencies jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on the PRC laws and regulations currently in effect at the time of this prospectus, we believe that we will not be required to submit an application to the CSRC for its approval of this Offering and the listing and trading of our Ordinary Shares on Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC-based companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations requires that Overseas Issuance and Listing shall complete the filing procedures and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

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On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, an issuer shall be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (a) 50% or more of the issuers’ operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by Mainland China companies; and (b) the main parts of the issuer’s business activities are conducted in Mainland China or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. If the following criteria are both met, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

As of the date of this prospectus, the Operating Subsidiaries are incorporated and located in Hong Kong and operates therein without any business operation, subsidiary or VIE structure in Mainland China, and we do not maintain any office or personnel in Mainland China. As a result, we are not required to conduct filing with or obtain the approval of CSRC for the listing and trading of our securities on Nasdaq. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

On the other hand, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do.

If it is determined that any CSRC approval, filing or other governmental authorization is required for our previous and future offering, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, it could be rescinded. If we fail to acquire approval, we may face sanctions by the CSRC or other PRC regulatory agencies. These sanctions may include fines and penalties on future operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from future offering into the PRC, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our future offering before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. And if the Operating Subsidiaries or the holding company were denied permission from PRC authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

As of the date of this prospectus, we have not received any inquiry or notice or any objection to this Offering from the CSRC or any other PRC authorities that have jurisdiction over our operations in Hong Kong. However, given the current regulatory environment in the PRC, there remain uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little advance notice subject to any future actions of the PRC authorities. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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As of the date of this prospectus, the PRC government currently does not exert direct influence and discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China. Hence, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, particularly, on listed overseas using VIE structure as we do not currently have any VIE or contractual arrangements in Mainland China.

Notwithstanding the above, if in the future our corporate structure were to contain a VIE, the Mainland China regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or in extreme cases, become worthless.

New policies on different industries

The PRC government has also published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations.

Cybersecurity review

The PRC government issued new rules that would require companies collecting or holding large amounts of data or critical data to undergo a cybersecurity review prior to overseas listing significantly tightening oversight over PRC-based companies.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (i) such processing is for the purpose of providing products or services for natural persons within Mainland China, (ii) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (iii) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC together with other relevant government authorities in Mainland China, issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an Overseas Issuer on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities promulgated the Measures which took effect on February 15, 2022 and replaced the former Cybersecurity Review Measures (2020) issued on July 10, 2021. The Measures provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operators”), shall conduct a cybersecurity review and that any online platform operator who controls more than one million users’ personal information shall be subject to a cybersecurity review if it seeks to be listed in a foreign country. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. The publication of the Measures expands the application scope of the cybersecurity review to cover data processors and indicates greater oversight by the CAC over data security, which may impact our business and this Offering in the future.

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According to the PRC legal opinion [issued] by our PRC counsel, Tian Yuan Law Firm, the Operating Subsidiaries will not be deemed to be an “Operator” required to file for cybersecurity review before listing in the United States, because (i) as of the date of this prospectus, the Operating Subsidiaries do not operate an online platform that collects or processes personal information in Mainland China; and (ii) as of the date of this prospectus, neither of our Operating Subsidiaries has been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review. Therefore, we do not believe that we are covered by the permission requirements from CAC.

Data Security Law

The Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this prospectus, we do not have any operation or maintain any office or personnel in Mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of PRC or the rights and interest of any PRC organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

The operation of our business is concentrated principally in Hong Kong. As of the date of this prospectus, we believe the current PRC laws and regulations on cybersecurity, M&A and oversight and control over overseas securities offerings do not apply to us and our current operations, but it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to the Operating Subsidiaries in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to exert control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including the Operating Subsidiaries in Hong Kong. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The current PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to the Operating Subsidiaries in Hong Kong, we may be subject to the risks and uncertainties associated with the legal system in Mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations from time to time.

Although we have direct ownership of the Operating Subsidiaries in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in Mainland China, we may also become subject to the PRC laws and regulations to the extent any of our subsidiaries commences business and/or customer facing operations in Mainland China as a result of any future acquisition, expansion or organic growth.

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As of the date of this prospectus, we have not received any inquiry or notice or any objection to this Offering from any PRC authorities that have jurisdiction over our operations in Hong Kong. However, given the current regulatory environment in the PRC, there remain uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little advance notice subject to any future actions of the PRC authorities. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by any PRC authorities could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

As of the date of this prospectus, the PRC government currently does not exert direct influence and discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China. Hence, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers.

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

In some jurisdictions, including Mainland China where we have no operations and do not maintain any office or personnel, cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain.

As of the date of this prospectus, as a jewelry retailer, we do not collect and process personal information in Mainland China, nor have we conducted any data processing activities which may endanger the national interest or the public interest of Mainland China or the rights and interest of any Mainland China organization and citizens. Therefore, according to the PRC legal opinion [issued] by our PRC counsel, Tian Yuan Law Firm, we and our subsidiaries are not subject to cybersecurity review by the CAC nor any other PRC authorities for this Offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for our and our subsidiaries’ operations in Hong Kong, because all of our operations take place in Hong Kong.

However, we may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations in Hong Kong related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply to transfers of information within our organization. These laws and regulations may restrict our business activities and lead to increased costs and efforts for compliance, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, the right to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so. See “Regulation-Regulations on personal data” on page 100.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. However, if we or any of the Operating Subsidiaries conducting business operations in Hong Kong have violated any provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the then-HKSAR chief executive Carrie Lam and John Lee, who later replaced Carrie Lam as HKSAR chief executive on July 1, 2022. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” In July 2021, current President Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our subsidiary’s business operations, financial position and results of operations could be materially and adversely affected.

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The enforcement of laws and rules and regulations in Mainland China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. According to Article 18 of the Basic Law, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. National laws and regulations of the PRC relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III to the Basic Law; hence, such laws and regulations do not apply directly to Hong Kong and will not impact our ability to conduct business in Hong Kong, accept foreign investment or list on a foreign exchange. Further, there is no legislation mandating that the laws in Hong Kong shall be in line with those in the PRC. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC reneges on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system, and may in turn bring about uncertainty in, for example, listing our Ordinary Shares on Nasdaq. This also could materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Despite the foregoing, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect the Operating Subsidiaries’ business and operations in Hong Kong. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with the customers.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our suppliers, and our other business partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our customers, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

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There are some political risks associated with conducting business in Hong Kong.

The Operating Subsidiaries’ operations are principally based in Hong Kong. Accordingly, the Operating Subsidiaries’ business operations and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this prospectus, we derive all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, and civil disturbance or disobedience, may affect the market and may adversely affect the business operations of the Operating Subsidiaries. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since all of the Operating Subsidiaries’ operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and former President Trump signed an executive order and HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events in Hong Kong may adversely affect the Operating Subsidiaries’ business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on the Operating Subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

We may be subject to the PRC government’s control of foreign currency conversion, and it may limit our foreign exchange transactions, including dividend payments on our Ordinary Shares.

MPJS, our holding company, is incorporated in the BVI and the Operating Subsidiaries are incorporated in Hong Kong. Since all our operations are conducted in Hong Kong, we receive all of our revenue in Hong Kong dollars. Under our current corporate structure, our holding company in the BVI relies on dividend payments, directly from the Operating Subsidiaries, to fund any cash, assets and financing requirements we may have.

There is currently no restriction or limitation under the laws of Hong Kong imposed on the conversion of Hong Kong dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor are there any restriction on any foreign exchange to transfer cash between MPJS and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions and limitations to distribute earnings from the Operating Subsidiaries, through MPJ Group, to MPJS and U.S. investors and amounts owed. See “Prospectus Summary - Transfer of cash to and from our subsidiaries” on page 6.

The foreign currency regulations of Mainland China do not currently have any material impact on the transfer of cash or assets between our Company and our subsidiaries. However, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of PRC, hence, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to the Operating Subsidiaries in the future and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future. Any such controls or restrictions, if imposed in the future and to the extent cash is generated in the Operating Subsidiaries and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, may adversely affect our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash or assets within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business.

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A downturn in the economic, political or social conditions in Hong Kong, Mainland China and other countries or changes to government policies of Hong Kong and Mainland China could materially and adversely affect our business and financial condition.

Our operations are solely located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant extent by political, economic and social conditions in Hong Kong and Mainland China, generally and by continued economic growth in Hong Kong and Mainland China as a whole.

Mainland China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While Mainland China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may have a negative effect on us.

Economic conditions in Hong Kong and Mainland China are sensitive to global economic conditions. Any prolonged slowdown in the global or PRC economy may affect potential customers’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Furthermore, on July 14, 2020, the former President of the U.S. Mr. Donald Trump, signed the Hong Kong Autonomy Act and an executive order to revoke the preferential trade status of Hong Kong, pursuant to section 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify differential treatment in relation to the PRC, as a response to the National People’s Congress of China imposing the Hong Kong National Security Law on Hong Kong, which came into effect on June 30, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to section 3(c) of the executive order issued on July 14, 2020, the license exception for exports and reexports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs the U.S. imposed on Mainland China will also be applied to Hong Kong exports.

Any sudden downturn in the global economic and political environments, which are beyond our control, may adversely affect the jewelry retail market in general. Severe fluctuations in market and economic sentiments may also lead to a prolonged period of sluggish market activities, which would lead to a reduction in demand of luxury goods that we offer, which in turn will have an adverse impact on our business and operating performance.

Risks related to our Ordinary Shares and this Offering

There has been no public market for our Ordinary Shares prior to this Offering, and if an active trading market does not develop you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this initial public Offering, there has been no public market for our Ordinary Shares. We will apply for our Ordinary Shares to be listed on the Nasdaq Capital Market. There is no guarantee that our application will be approved by the Nasdaq Capital Market. If an active trading market for our Ordinary Shares does not develop after this Offering, the market price and liquidity of our Ordinary Shares will be materially adversely affected. You may not be able to sell any Ordinary Shares that you purchase in the Offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

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Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years.

U.S. public companies that have substantially all of their operations in the PRC (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of this negative attention has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in PRC.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including PRC, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in PRC and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed a bill which was passed by the U.S. House of Representatives and signed into law on December 29, 2022, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. On January 10, 2022, the final rules adopted by the SEC relating to the HFCAA became effective. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated the PRC and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022 (the “America COMPETES Act”). If the America COMPETES Act is enacted into law, it would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

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Our auditor, ARK Pro CPA & Co, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is headquartered in Hong Kong and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor, with the last inspection having occurred in May 2024 in Hong Kong. As of the date of this prospectus, our auditor is not subject to the PCAOB determinations. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditors, then such lack of inspection could cause trading in our Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist our Company’s securities.

On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in PRC and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist whether this new framework will be fully complied with.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from PRC Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from Nasdaq.

The recent developments would add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in Hong Kong and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market).

In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainties to investors, the market price of our ordinary share could be adversely affected, and our Ordinary Shares could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

As a result of such scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our Offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our operating subsidiaries’ business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Shares.

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We are an “emerging growth company” and any decision to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act. Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt-out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt-out is irrevocable. We have elected not to opt-out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, may not adopt the new or revised standard until the time private companies are required to adopt the new or revised standard. This may make comparison of our financial statements with other public companies difficult or impossible because of the potential differences in accountant standards used. Investors may find our securities less attractive because we rely on these provisions. If investors find our securities less attractive as a result, there may be a less active trading market for our securities and prices of the securities may be more volatile.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our securities.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that may require prospective or retroactive changes in our financial statements or identify other areas for further attention or improvement. In addition, for as long as we are an “emerging growth company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to restatements of our financial statements and require us to incur the expense of remediation. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

The PCAOB inspection of our independent accounting firm could lead to findings in our auditors’ reports and challenge the accuracy of our published audited consolidated financial statements.

Auditors of U.S. public companies are required by law to undergo periodic PCAOB inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. These PCAOB inspections could result in findings in our auditors’ quality control procedures, question the validity of the auditor’s reports on our published consolidated financial statements and cast doubt upon the accuracy of our published audited financial statements.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors but nevertheless, we will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

Prior to the completion of the offering, MPJS as a privately held company was not required to comply with certain corporate governance and financial reporting practices and policies required by a publicly traded company. Upon completion of this Offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the Nasdaq Capital Market detailed requirements concerning corporate governance practices of public companies.

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For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter; (ii) the end of the financial year during which we have total annual gross revenues of US$1.235 billion or more; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the last day of our financial year following the fifth anniversary of the completion of this Offering.

After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Although we do not currently maintain a directors’ and officers’ insurance policy pursuant to which our directors and executive officers are insured against liability for actions taken in their capacities as directors and officers, we intend to purchase such insurance policy prior to the commencement of this Offering. However, we also expect that operating as a public company will make it more difficult and more expensive for us to obtain directors’ and officers’ insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified persons to serve on our board of directors or as executive officers will be significantly curtailed. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Following this Offering, our Controlling Shareholder will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholder has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” under Nasdaq rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Upon completion of this Offering, our Controlling Shareholder, through MPJS Investment, will beneficially own approximately       % of the aggregate voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholder will have the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

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Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

You may have more difficulty in protecting your interests than you would as a shareholder of a U.S. corporation.

Our corporate affairs will be governed by the provisions of our Memorandum and Articles of Association, as amended and restated from time to time, and by the provisions of applicable BVI law. The rights of shareholders and the fiduciary responsibilities of our directors and executive officers under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

These rights and responsibilities are to a large extent governed by the BVI Companies Act and the common law of the BVI. The common law of the BVI is derived in part from judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. In addition, BVI law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent expressly provided for in the Memorandum and Articles of Association) that investors may expect to find in relation to a public company are not provided for under BVI law.

The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, there is limited statutory protection of minority shareholders other than the provisions of the BVI Companies Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Companies Act or the memorandum and articles of association of a BVI company. Shareholders are entitled to have the affairs of the BVI company conducted in accordance with the BVI Companies Act and its memorandum and articles of association, and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the BVI is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief.

These rights may be more limited than the rights afforded to minority shareholders under the laws of states in the United States.

A member of a company is entitled, on giving written notice to the company, to inspect:

a)	the memorandum and articles;

b)	the register of members;

c)	the register of directors; and

d)	the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records referred to in (a) to (d) above.

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Subject to the memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) or (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that may differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a BVI business company to be listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this Offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market listing standards applicable to U.S. domestic issuers.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities may meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including, but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities, and Nasdaq had concerns that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small. The insiders of our Company will still hold a large portion of our Company’s listed securities following the consummation of the Offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing, which might cause delay or even denial of our listing application.

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The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiation between us and the underwriters and may vary from the market price of our Ordinary Shares following our initial public offering, which does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the price at which the Ordinary Shares are traded after this Offering will not decline below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares due to insufficient or a lack of market liquidity of our Ordinary Shares.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value (deficit) per share of our Ordinary Shares. Consequently, when you purchase Ordinary Shares offered by us upon completion of the Offering, you will incur immediate dilution of US$        per share, assuming an initial public offering price of US$         per share (the proposed minimum offering price), which is the lowest point of the price range as set forth on the cover page of this prospectus. See “Dilution” on page 61. In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of our Public Offering Shares in the public market after the completion of this offering and from the sale of Resale Shares held by the Selling Shareholders, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. All Public Offering Shares sold in this offering, or Resale Shares sold by the Selling Shareholders, will be freely transferable without restriction or additional registration under the Securities Act. Upon the expiration of the 6-month lock-up period from the effective date of this prospectus, the remaining issued and outstanding Ordinary Shares will be available for sale, subject to volume and other restrictions provided in Rules 144 and 701, as applicable, under the Securities Act. For example, under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period.

Except with respect to the Ordinary Shares registered with the Resale Prospectus on this registration statement and to be sold in the Resale Offering, immediately prior to the consummation of this Offering, the Selling Shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period of 180 days from the effective date of this prospectus, without the prior written consent of the representative. Because the Resale Shares are not subject to lock-up restrictions, the Selling Shareholders may freely sell these shares through the Resale Prospectus in the open market after the completion of this offering, subject to the requirements provided in Rule 144 and Rule 701 of the Securities Act, as applicable. The Selling Shareholders may be willing to accept a lower sales price than the price investors pay in this Offering, which could substantially lower the market price of our Ordinary Shares. Additionally, other pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 (after meeting the required holding period and other requirements) after the completion of this Offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this Offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the price of Public Offering Shares. Also see “Our pre-initial public offering investors and Selling Shareholders, namely GPD Investment Company Limited, Mr. Tse Kin Man, Ms. Sze Kam Ting and Ms. Yung Lai Ying (each a “Pre-IPO Investor”, together “Pre-IPO Investors”), will be able to sell their shares upon completion of this Offering subject to restrictions under Rule 144 under the Securities Act and the lock-up agreements.” for details.

In addition, any Ordinary Shares subject to the 6-month lock-up period may be released prior to the expiration of the lock-up period at the discretion of the underwriters. To the extent Ordinary Shares are released before the expiration of the lock-up period and sold on the market, the market price of our Ordinary Shares may decline. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description. See also “Underwriters may release or relax the lock-up restrictions imposed on our director, officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares whereby availability for sale of substantial amounts of our Ordinary Shares in the public market will increase which could adversely affect the market price of our Ordinary Share.”

Prior to this offering, there has been no public market for our Ordinary Shares. Substantial sales of our Ordinary Shares may be facilitated by this registration statement as it will establish a public market for our securities. The foregoing factors could impact the trading price of the Ordinary Shares following the completion of the offering, to the detriment of participants in this offering. We cannot predict what effect, if any, market sales of securities held by the Selling Shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades us, the price of our Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

Our Controlling Shareholder has substantial influence over our business, and our interests may not be aligned with the interests of our other shareholders.

Our Controlling Shareholder, who currently holds more than 50% of our voting power total issued and outstanding share capital, has substantial influence over our business decisions. Upon the completion of this Offering, our Controlling Shareholder will continue to own over 50% of the voting power of our outstanding Ordinary Shares. See “Following this Offering, our Controlling Shareholder will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholder has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” under Nasdaq rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders” on page 41 for details.

The Controlling Shareholder may have the authority to take actions that are not in the best interests of our other shareholders, even if opposed by them. These actions may include crucial decisions regarding mergers, consolidations, the sale of assets, director elections, dividend declarations, and other significant corporate actions that can impact our Company’s future. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your securities as part of a sale of our Company.

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The market price for our Ordinary Shares may be volatile, which could result in substantial losses to you.

The market price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or under-performance or deteriorating financial results of other listed companies based in Hong Kong and Mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading price of their securities. The trading performances of other Hong Kong and PRC companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and PRC companies may also negatively affect the attitudes of investors towards Hong Kong and PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares. The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors, such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry, and maintain such technological innovations, once attained;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	additions or departures of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar;

●	litigation or regulatory proceedings involving us, our directors, officers or Controlling Shareholders;

●	realization of any of the other risk factors presented in this prospectus;

●	changes in investors’ perception of our company and the investment environment promptly;

●	market reaction to the COVID-19 pandemic and its variants;

●	economic, social and political conditions in Hong Kong and in Mainland China;

●	the liquidity of the market for our Ordinary Shares;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales and perceived potential sales of additional Ordinary Shares.

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Ordinary Shares begin trading on the Nasdaq Capital Market, our Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

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Underwriters may release or relax the lock-up restrictions imposed on our director, officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares whereby availability for sale of substantial amounts of our Ordinary Shares in the public market will increase which could adversely affect the market price of our Ordinary Shares.

In connection with this Offering, our directors, officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares, except for the Selling Shareholders with respect to their Ordinary Shares sold in the Resale Offering, have agreed not to sell any of our Ordinary Shares or are otherwise subject to similar lockup restrictions for 6 months after the effective date of this prospectus without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. See “Underwriting” on page 137.

Our pre-initial public offering investors and Selling Shareholders, namely GPD Investment Company Limited, Mr. Tse Kin Man, Ms. Sze Kam Ting and Ms. Yung Lai Ying (each a “Pre-IPO Investor”, together “Pre-IPO Investors”), will be able to sell their shares upon completion of this Offering subject to restrictions under Rule 144 under the Securities Act.

All of our directors and officers and our shareholders owning 5% or more of our Ordinary Shares, except for the Selling Shareholders with respect to their Ordinary Shares sold in the Resale Offering, have agreed with the Representative not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 6 months from the effective date of this prospectus. However, our Pre-IPO Investors may be able to sell their Ordinary Shares under Rule 144 after the completion of this Offering and following the expiration of that lock-up period, if applicable. Because these shareholders have paid a lower price per Ordinary Share than participants in this Offering, when they are able to sell their pre-IPO shares under Rule 144 and following the expiration of the lock-up period, if applicable, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Ordinary Shares following the completion of the offering, to the detriment of participants in this Offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this Offering.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of BVI law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. According to the BVI Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of such company’s assets exceed its liabilities and that such company is able to pay its debts as they fall due. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. See “Dividend Policy” on page 59.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

By virtue of being a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each financial year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this Offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose.

We will lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a “foreign private issuer”, our Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Ordinary Shares and your ability to sell them.

We will seek to have our Ordinary Shares approved for listing on the Nasdaq Capital Market upon consummation of this Offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our Ordinary Shares are listed on the Nasdaq Capital Market, we cannot assure you that our Ordinary Shares will continue to be listed on the Nasdaq Capital Market.

In addition, following this Offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our Ordinary Shares could be subject to delisting.

If the Nasdaq Capital Market delists our Ordinary Shares from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Ordinary Shares;

●	reduced liquidity with respect to our Ordinary Shares;

●	a determination that our Ordinary Share is a “penny stock” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The PCAOB has defined “material weakness” as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. However, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected.

Before this Offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this prospectus are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

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We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this Offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

Our existing shareholders that are not included in this registration statement will be able to sell their Ordinary Shares after completion of this Offering subject to restrictions under the Rule 144.

Our existing shareholders may be able to sell up their Ordinary Shares pursuant to Rule 144 under the Securities Act after completion of this Offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this Offering, when they are able to sell their pre-offering shares under Rule 144, they may be more willing to accept a lower sales price than the Offering price. This fact could impact the trading price of our Ordinary Shares following completion of the Offering, to the detriment of participants in this Offering. Under Rule 144, before our existing shareholders can sell their Ordinary Shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of such Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this Offering.

There can be no assurance that we will not be deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be classified as a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this Offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares.

Although we currently do not have equity incentive plan nor plan to grant any options under any equity incentive plan, any exercise of options granted, or issue of restricted shares, under an equity incentive plan in the future may result in dilution to our shareholders.

Prior to the closing of this Offering, we may adopt an equity incentive plan. We do not plan to grant any options under the equity incentive plan prior to the completion of this Offering. Following the issuance of new Ordinary Shares upon exercise of any options that may be granted under such equity incentive plan, there will be an increase in the number of issued Ordinary Shares. As such, there may be a dilution or reduction of shareholding of existing shareholders which will result in a dilution or reduction of our earnings per Ordinary Share and net asset value per Ordinary Share. In addition, the fair value of options to be granted to eligible participants under the equity incentive plan will be charged to our combined statements of profit or loss and other comprehensive income over the vesting periods of the options. Fair value of the options shall be determined on the date of granting of the options. Accordingly, our financial results and profitability may be materially and adversely affected.

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You should read the entire prospectus carefully and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the listing.

We wish to emphasize to prospective investors that we do not accept any responsibility for the accuracy or completeness of the information contained in any press articles or other media coverage regarding us or the Offering, and such information that was not sourced from or authorized by us. We make no representation to the appropriateness, accuracy, completeness or reliability of any information contained in any press articles or other media coverage about our business or financial projections, share valuation or other information. Accordingly, prospective investors should not rely on any such information and should rely only on information included in this prospectus in making any decision as to whether to invest in our Ordinary Shares.

We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

We may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:

●	substantial payments to satisfy judgments, fines or penalties;

●	substantial outside counsel legal fees and costs;

●	additional compliance and licensure requirements;

●	loss of productivity and high demands on employee time;

●	criminal sanctions or consent decrees;

●	termination of certain employees, including members of our executive team;

●	changes to our business model and practices; and

●	damage to our brand and reputation.

Any such matters can have an adverse impact, which may be material, on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, similar expressions or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors including those listed under “Risk Factors,” that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

●	our goals and growth strategies

●	our future business development, financial condition and results of operation;

●	our expectations regarding demand for and market acceptance of our products;

●	our expectations regarding our relationships with our investors and borrowers;

●	competition in our industry;

●	relevant government policies, laws and regulations relating to our industry;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	fluctuations in operating results;

●	inflation and fluctuations in foreign currency exchange rates;

●	dependence on our senior management and key employees;

●	our ability to sell our products;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	capabilities of our business operations;

●	changes in general economic, business and industry conditions;

●	future developments of the COVID-19 pandemic; and

●	other risks and uncertainties indicated in this prospectus, including those set forth under “Risk Factors” beginning on page 15.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors”. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

You should read this prospectus and the documents that we make reference to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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INDUSTRY AND MARKET DATA

All the information and data presented in this section have been derived from the industry report by F&S commissioned by us entitled “Jewelry Retail Market in Hong Kong” (the “F&S Report”) unless otherwise noted. F&S has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Overview of Jewelry Retail Industry in Hong Kong

Definition and Classification

Jewelry refers to ornamental adornments made from precious metals, gemstones, and other materials that are worn by individuals for the purpose of personal embellishment. Throughout history and across civilizations, jewelry has served as an indicator of social status, familial wealth, marital standing, coming-of-age ceremonies, bereavement, and other culturally significant events.

Jewelry encompasses a broad range of accessories including rings, necklaces, earrings, bracelets, brooches, pendants crafted from valuable substances like gold, silver, diamonds, rubies, and emeralds as well as inexpensive materials such as plastic, glass, and shells. Precious metal products can be classified by various purity level, such as 18K and 22K, as well as 24K pure gold products.

Jewelry can be mass-produced or individually handcrafted by artisans. The global jewelry industry involves the design, manufacturing, and retail sale of ornamental adornments that hold symbolic, spiritual, or aesthetic value.

Generally, the demand for diamond products and pure gold products are higher than loose diamonds, loose gemstones and other gemstones products. Jewelry products can be divided into three segments by price. Luxury jewelry products refer to high value jewelry products with a retail price of above HK$100,000. Mid-to-high end luxury jewelry products are jewelry with a retail price from HK$2,000 to HK$100,000 per piece. Mass jewelry products refer to small jewelry products with retail price lower than HK$2,000 per piece.

Main Categories Sold on Jewelry Retail Market

Pure Gold Products: Pure Gold Products refer to an exclusive line of jewelry and investment items that are distinguished by their superior gold content, precisely 99.99% purity. This category includes refined adornments such as earrings, rings, pendants, necklaces, bracelets, bangles, and beads, as well as investment commodities such as gold bars and pellets.

Diamond Jewelry: Diamond Jewelry encompasses a range of fine jewelry pieces that are primarily adorned with diamonds. This category can extend to include other precious stones and typically features a variety of designs from classic to contemporary.

Recycled Gold: Recycled Gold consists of various gold jewelry items that have been previously owned and are acquired from the public. Recycled gold offers a more affordable and eco-friendlier alternative to new gold, appealing to a market segment that is budget-conscious and environmentally aware.

Other Products: Other Products represent a diverse and inclusive category which includes jewelry made from silver, various purities of gold including karat gold, and other precious metals. Additionally, this category comprises gem-set jewelry, which features an array of precious and semi-precious stones, and pieces incorporating jade, a stone highly valued in certain cultures for its beauty and symbolism.

Classification by Price Range

Luxury jewelry products are mainly high value gem-set jewelry products, which are usually provided in (i) international luxury jewelry brand stores and (ii) large local brand stores and domestic brand stores.

Mass luxury products cover the most widely products, such as gold products and platinum/karat gold products include necklaces, bangles, etc., and gem-set jewelry products.

Mass jewelry products are mostly small jewelry products made by gold and platinum/karat gold, such as earrings, rings, pendants, necklaces, bracelets, etc., and silver jewelry products, which are usually provided in local brand stores and domestic brand stores.

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The prices of gold jewelry products and platinum/ karat gold jewelry products are generally calculated in two ways, by weight or by fixed-price products. Gem-set jewelry products made from diamond or gemstones, are usually more expensive than gold jewelry products and platinum/karat gold jewelry products.

Value Chain

Source: The F&S Report

The jewelry retail industry in Hong Kong encompasses several players across the upstream, midstream, and downstream value chain. Upstream entities such as raw materials suppliers and distributors furnish precious metals, gemstones, and other jewelry fabrication components to manufacturers. These manufacturers subsequently design and produce jewelry pieces and the design and requirement are sometimes specified by midstream distributors and downstream retailers. Within the midstream phase, distributors or direct manufacturer selling channels connect the jewelry merchandise to retail outlets. In the downstream of the value chain, the jewelry products reach end-consumers through retail channels such as stand-alone branded boutiques, jewelry sections within department stores, or other brick-and-mortar retail establishments. This downstream retail segment that directly interfaces with consumers proffers a varied selection of jewelry across diverse price points and it is common for jewelry wholesalers to be retailers at the same time.

The exchange of goods between upstream raw material suppliers, midstream manufacturers/distributors, and downstream retailers constitutes the supply chain that ultimately purveys finished jewelry to end-consumers who acquire these ornamental adornments for purposes ranging from personal embellishment to bestowal as gifts.

Market Size

The jewelry retail industry in Hong Kong has faced major upheaval from the COVID-19 pandemic which severely impacted tourism and consumer spending. Total retail sales of jewelry plunged from HK$72.4 billion in 2018 down to HK$51.2 billion in 2023. This was due to border closures, lockdowns, and economic recession cutting off the key mainland Chinese tourist market. However, with Hong Kong now relaxing pandemic restrictions and China reopening borders, the jewelry market is projected to recover gradually. Looking ahead, a revival in mainland tourism and steady local demand should help drive up sales at an estimated CAGR of 7.9% from 2024 to 2028, potentially recovering to HK$75.2 billion by 2028. However, risks remain from any pandemic resurgence or global economic slowdown. Overall, a cautious optimism prevails for a steady recovery in Hong Kong’s jewelry retail industry over the next 5 years.

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Source: The F&S Report

Market Drivers Analysis

Robust demand from Mainland Chinese customers: Robust demand from Mainland Chinese customers is a major growth engine for Hong Kong’s jewelry market. Mainland Chinese shoppers seek out Hong Kong as a preferred overseas destination for purchasing luxury jewelry items unavailable in Mainland China. Hong Kong’s proximity and ease of access from the mainland, the availability of global luxury brands, attractive pricing due to Hong Kong’s tax-free status, and a more intimate boutique shopping experience drive this demand. For wealthy mainland consumers, shopping in Hong Kong also carries an element of prestige. Leading diamond brands have benefitted as mainland buyers show willingness to splurge on high-end pieces as symbols of status and investments. To capture this lucrative demographic, Hong Kong jewelers focus on VIP (Very Important Person) services, customized designs, and marketing campaigns that resonate with Chinese shoppers during key promotional holidays like the Lunar New Year. The surge of mainland tourism and outsized spending on luxury jewelry is expected to continue elevating Hong Kong as a global hub for jewelry retail.

Rising affluence and purchasing power of local consumers: Hong Kong is experiencing a rise in its middle-class populations, which has led to a rapid increase in affluence and purchasing power. In particular, the nominal per capita GDP in Hong Kong has increased steadily from HK$379,700 in 2018 to HK$409,400 in 2023, representing a CAGR of approximately 1.5%. Hong Kong also has the highest number of ultra-high-net-worth residents, which has increased from 7,013 in 2018 to 12,615 in 2022, representing a CAGR of approximately 15.8%. Locally, Pure Gold Products, other gold jewelry and diamonds remain very popular. Retailers leverage this by marketing the cultural significance of gold gifts and promoting the romanticism of diamond jewelry. Adapting designs and aesthetic styles to align with local consumer preferences is an important factor as well. Hong Kong’s population has a well-established inclination towards buying jewelry, which continues to support the growth of the jewelry industry across diverse income levels and demographics. Besides, an installment payment model, which is an effective business strategy and in line with industry practice, may also increase sales volume as it allows customers to maintain their cash flow and minimize their financial burden, thereby providing them an option to purchase jewelry of higher values at their own discretion, and in turn propel the purchase of jewelry products.

Tourism and economy recovery from the outbreak of COVID-19: In Hong Kong, the relaxation of pandemic prevention measures led to pent-up demand for mobility, government incentives and renewed business events have been introduced to facilitate industry recovery. According to the statistics on the website of The Hong Kong Tourism Board, the number of inbound visitors from the PRC in 2023 has increased at a year-on-year growth of approximately 7,033.6%. The government adopted a multi-pronged approach to revitalizing the tourism industry. For instance, a few rounds of consumption vouchers for spending on dining, retail and local attractions, which incentivizes domestic tourism and spending. The large influx of tourists seeking jewelry purchases helps underpin a series of jewelry retailers, especially those located in bustling tourist districts. Accordingly, the tourism industry is a significant driver of Hong Kong’s jewelry retail industry.

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Increasing demand for well-crafted and artisanal jewelry: Demand for well-designed and unique jewelry pieces has emerged as an important market driver in Hong Kong. Consumers especially millennials, are moving away from traditional jewelry styles and seeking out contemporary designers that offer one-of-a-kind creations. Such demand is driven by a desire for self-expression through jewelry along with interest in niche brands outside the mainstream luxury houses. Provision of customized jewelry services by jewelry retailers has become more popular in the industry. Instead of symbolizing good fortune and prosperity, the design of jewelry has become an important factor to attract young customers (age group: 20-34 years old), who prefer innovative and trendy jewelry design. These young customers are expected to drive the growth of the retail jewelry industry in Hong Kong with their strong purchasing power. Therefore, jewelry retailers generally have placed more effort into developing in-house design ability. For instance, silhouette designs, renaissance-inspired jewelry and futuristic designs are the upcoming trends. These designer brands provide an alternative to mass-produced jewelry and enable customers to stand out from the crowd. Boutique jewelry stores have also benefited as retail channels that give visibility to up-and-coming Hong Kong designers alongside global brands. For retailers, offering exclusive designer collaborations and customized jewelry options helps them cater to this growing customer segment focused on individuality and artisanal quality when purchasing jewelry in Hong Kong. Overall, jewelry is following the trend in fashion and moving from high-end to target a younger, middle-income market, sometimes with branded jewelry.

Market Trends and Opportunities Analysis

Increasing consumer preference towards online shopping: Increasing consumer preference for online shopping is emerging as a pivotal market driver shaping Hong Kong’s jewelry retail landscape. More consumers, especially tech-savvy millennials, are turning to e-commerce sites and online channels to purchase jewelry. This stems from factors like wider product selection, ease of price and product comparisons, and convenience of home delivery. To capture this shift, major retailers have invested in upgrading their digital presence and omni-channel capabilities. Virtual try-on tools, augmented reality, live streaming and social media integration have become key to customer engagement. Adapting to rising expectations for seamless omni-channel experiences across laptop, mobile, and in-store will be crucial for retailers.

Geographical advantages and government support: Hong Kong has evolved into a leading hub for the trading and distribution of jewelry, driven by favorable government policies. The One Belt One Road initiative, which aims to boost trade between China, Hong Kong, Southeast Asia and beyond, has provided further impetus. The Hong Kong General Chamber of Jewelry has established platforms to position Hong Kong as a global jewelry trading center along this New Silk Road. With support from pro-business government policies, Hong Kong jewelry manufacturers and wholesalers have more opportunities to expand into Mainland China and overseas markets. Rising consumption power among Chinese consumers in recent years has also fueled growth in the broader jewelry industry, creating potential for Hong Kong retailers and wholesalers. Leveraging policy initiatives like One Belt One Road, and capitalizing on surging Chinese demand, Hong Kong’s role as a strategic jewelry trading, distribution and retail center continues to strengthen.

One-stop customized services: One-stop customized services have emerged as an important market trend as Hong Kong jewelers aim to provide a distinct, elevated customer experience. Full-service retailers now offer made-to-order pieces, custom designs, redesigning of existing jewelry, personalized engraving, and tailored recommendation services across a range of price points. This caters to demands for self-expression, unique designs, and a tailored jewelry purchasing process. Stores leverage on-site jewelers and advanced manufacturing technologies like 3D printing to enable swift turnaround for customized orders. Some also provide virtual consultation and customization services digitally or by appointment for overseas clients. This focus on bespoke creations and personalization helps retailers differentiate through exclusive, thoughtful experiences rather than just product selection.

Market Risk Analysis

Competition from local industry players and other geographical location: Hong Kong jewelry retailers face mounting competition from both local industry rivals as well as external shopping destinations. Locally, the presence of large jewelry retail chains as well as numerous independent stores creates an increasingly crowded landscape. Retailers must differentiate themselves through branding, customer service, and product mix. At the same time, the rise of nearby shopping hubs like Macau and Taiwan that also offer tax-free jewelry shopping zones with similar products creates substitution threats. Further competition comes from Mainland China itself where improving domestic retail infrastructure has expanded luxury jewelry availability. As such, navigating this multi-dimensional competitive environment from both local players and external locations will pose ongoing challenges for sustaining the jewelry retail industry’s growth.

Highly dependent on macroeconomic circumstances and tourists: Retail jewelry sales closely track the health of the broader economy. During downturns or periods of economic uncertainty, discretionary spending on high-end jewelry drops sharply. The industry witnessed this during past financial crises, for instance, during the first year of the outbreak of the COVID-19 the total retail sales value of jewelry in Hong Kong has declined at a year-on-year rate of approximately -54.0% from 2019 to 2020, while it is expected that the jewelry retail industry shall regain pre-pandemic level in 2025. Besides, tourism is another critical factor where decline in tourist arrivals due to recessions, health epidemics, civil unrest or travel restrictions severely impacts the jewelry market. The high-end positioning of the jewelry industry also amplifies its exposure to macroeconomic and tourism-related risks. Mitigating measures like tapping local demand provides some insulation but the market’s reliance on economic growth and inbound tourism remains the foremost factor.

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Rising competition from online retailers, e-commerce platforms: In Hong Kong, consumers are rapidly shifting purchases to internet players that boast broader selections, greater price transparency, and added convenience. Local jewelers are scrambling to establish their digital presence through transactional websites, social media, and omni-channel capabilities. Keeping pace with e-commerce disruption and maintaining brand cachet against fast fashion entrants poses persistent challenges for Hong Kong retailers seeking to defend their market position in the face of rising competitive turbulence.

Cost Analysis

Gold is a highly valued precious metal that has been used for centuries to create various types of jewelry, including rings, necklaces, bracelets, and earrings. The cost of gold is a significant factor in the overall pricing of jewelry, as it is typically priced based on its weight and purity. The average monthly prices of gold in 2023 and the six months ended April 30, 2024 are all above USD1,800.0 per ounce while the prices are below USD1,800.0 from July 2022 to November 2022. The average monthly prices of gold for the six months ended April 30, 2024 are over US$2,000 per ounce.

In Chinese culture, gold is highly regarded as a symbol of wealth and good fortune. It is often given as a gift to express blessings, especially during weddings. Chinese people also consider gold a stable investment due to its long-term value preservation and resistance to tarnishing or deformation. Gold prices in China can differ from those in Hong Kong due to variations in supply, demand, and government regulations. China is the world’s largest consumer of gold, and its market is heavily regulated by the government, which controls imports, exports, pricing, and authorized traders. Hong Kong, on the other hand, has a more open and international gold market with no import duties or value-added taxes, making it advantageous in terms of cost. As a result, there has been an increase in Mainland Chinese visitors buying gold in Hong Kong in 2023 and 2024 since the border reopened in early 2023.

It is not uncommon for the local jewelry retailers act as an agent of their customers to source the gold bars and resell to the customers at the same purchase price in exchange for commission income. The fixed commission income for such sourcing generally ranges from 1% to 4%.

Source: The F&S Report

Competition Overview of Jewelry Retail Industry in Hong Kong

The Hong Kong jewelry retail market is a highly competitive and diversified market with more than 300 market players comprising a wide range of international and local jewelry brands, which can be broadly classified into the following categories:

i)	Traditional jewelry retailers: Traditional jewelry retailers that generally have physical shops in Hong Kong, including brands. They usually have self-owned brands and offer various types of jewelry products. Through localized sales strategies, designs and marketing campaigns targeting Asian consumers, these brands have achieved a certain market position in the local market.

ii)	Overseas jewelry brands: Globally renowned jewelry brands are actively competing in the Hong Kong market. They usually set up boutiques in large shopping malls, department stores and high-end locations, and have gained popularity amongst customers by virtue of their global reputation, long history of development, and sophisticated product designs.

iii)	Small local jewelry brands: In addition to large retailers and brands, there are also many small jewelry brands in Hong Kong, which usually focus on a particular type of jewelry product or service.

The Hong Kong jewelry retail market has a relatively high degree of market concentration and is dominated by a small number of large jewelry retailers and international brands, with Company A, Company B and Company C accounting for more than 50% of market share in 2023. Typically, these large retailers and brands have a number of brick-and-mortar shops and boutiques, as well as equally well-established online sales channels. Advantages in terms of price, product quality, brand reputation and service have enabled these brand owners to have a high market share and visibility. Smaller and emerging competitors in the market, on the other hand, are attracting specific consumer segments through different positioning and features. For new entrants, there may be difficulties in supply chain and quality control, brand awareness and reputation building, as well as location and rental costs. As of 2023, there were approximately 300 jewelry retailers in Hong Kong and the market is relatively consolidated with the top three market participants accounting for 53.1% of market shares by revenue in 2023. For the year ended 31 October 2023, our Group recorded the revenue of HK$71.6 million, accounting for 0.14% of market share.

Source: The F&S Report

Note:

1. Company A is a Hong Kong–based, privately-owned conglomerate with holdings in the jewelry, property development, hotel, department store, transportation, energy, telecommunications, port, casino, and other businesses.

2. Company B principally engages in the sourcing, designing, wholesaling, trademark licensing and retailing of a variety of gold and platinum jewelry and gem-set jewelry.

3. Company C is an investment holding company principally engaged in the manufacture and retail of jewelry.

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Entry Barriers

Supply chain and quality control: Hong Kong’s jewelry industry is renowned for its high quality and exquisite craftsmanship. New entrants need to have a stable and efficient supply chain network, including stable relationships with reliable suppliers to obtain high-quality raw materials that comply with regulations and standards and a well-established production team to ensure advanced production techniques. In addition, companies should establish a comprehensive quality management system to carry out strict monitoring and quality checks, including the source of the products, the production process, and environmental impacts, so as to meet the market’s requirements for traceability of jewelry products. Systematic supply chain and quality management can be difficult for new entrants in the early stages.

Brand awareness and reputation: Building considerable brand awareness and reputation is an important barrier to entry. Generally, it requires a period of time and resources for new entrants to build up brand awareness and win the trust and loyalty of consumers. However, the existing jewelry market in Hong Kong already has a number of well-known brands with a solid market position and a long history of development, and consumers tend to be more trustworthy and loyal to these well-known brands due to the demand for quality and the high value of jewelry and gold, in other words, initial customer acquisition will be difficult for new entrants who lack awareness.

Location and financial capability: Location in Hong Kong is an important factor for retailers. New entrants need to consider the location and rental costs of their shops and choose a suitable location to attract customers and reduce costs. Moreover, a good location can also help to increase brand awareness and exposure, however, for new entrants, the lack of financial capability along with the rental burden serve as the entry barriers to the industry.

Factors of Competition

Shopping Experience and Customized Service: Providing an excellent shopping experience and quality after-sales service is one of the keys to solid customer loyalty and repurchase rates. The jewelry retail industry often faces customers with high willingness and ability to pay. When retailers are able to satisfy customers’ needs through professional and personalized services, this ensures an excellent shopping experience, which will continuously improve customer stickiness and repurchase rate. Personalization of jewelry is very common, and companies are required to offer a wide range of customized styles to meet the needs of their customers. Overall, enterprises need to continue to conduct business training for the company’s employees, in order to enhance the company’s service level and business capacity, to provide protection for the long-term development of the company.

Solid Supply Chain Network: As consumers’ aesthetics for jewelry are diverse, it provides ample room for market development, but to demonstrate sufficient differentiation in a competitive market, jewelers need to provide high-quality products and innovative product styles and patterns to meet diversified market demands. This requires companies and high-quality raw material suppliers to form a solid partnership to obtain high-quality products, but in the upstream raw material resources are limited, the distribution of geographical attributes (gold, platinum, diamonds, etc.) and the existence of the head of the monopoly of the enterprise, the enterprise that can obtain the opportunity to cooperate in the development of the market will be far ahead of the enterprise.

Market Know-How: An in-depth understanding of consumer needs and market trends is one of the key points for competitors to sustain in the Hong Kong jewelry and gold retail market. An experienced and perceptive team can help companies keep abreast of market dynamics, including changes in consumer preferences, purchasing habits, market trends, etc., so that the company can adjust its product design and sales strategies according to market demand. Experienced marketing teams can help companies differentiate themselves in a competitive market and increase brand appeal through effective marketing and promotional activities, including online advertising, social media and event promotion.

Financial Capacity: Financial capacity is one of the key success factors for jewelry companies. The jewelry industry usually requires large amounts of capital for raw material procurement, investment in production equipment, product development, brand promotion and market expansion. Adequate financial capacity can help companies resist the risk of price changes in the upstream raw material market, expand production scale, improve product quality and innovation, as well as carry out marketing activities and maintain customer relationships.

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USE OF PROCEEDS

Based upon the assumed initial public offering price of US$        per share (the proposed minimum offering price), we estimate that we will receive net proceeds from this Offering, after deducting the estimated underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, of approximately US$          million. We plan to use the net proceeds of this Offering as follows:

●	Approximately 30% for the expansion of our retail presence by opening two more retail stores across various districts in Hong Kong;

●	Approximately 30% for renovating and refurnishing our existing retail stores to unify our corporate image;

●	Approximately 20% for recruiting an in-house jewelry design team and upgrading our jewelry equipment;

●	Approximately 10% for upgrading our retail management system; and

●	The balance, approximately 10%, to fund working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe herein.

To the extent that the net proceeds we receive from this Offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

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DIVIDEND POLICY

On November 9, 2023, MPJS declared a dividend in the amount of HK$23,301,890 (approximately US$2,987,421.79) to MPJS Investment. In turn, MPJS Investment declared a special dividend to its shareholders, namely Mr. KF Sze, Ms. SL Sze and Ms. MM Sze. At the direction of Ms. SL Sze and Ms. MM Sze, MPJS Investment was instructed to pay the entire special dividend to Mr. KF Sze. As there was an amount of HK$22,901,616 (approximately US$2,936,105) due from Mr. KF Sze to MPJ as of October 31, 2023, Mr. KF Sze agreed to utilize the dividend received from MPJS Investment to set-off the amount due to MPJ. On November 9, 2023, MPJ declared dividend in the amount of HK$23,449,800 (approximately US$3,006,384.62) to MPJ Group which in turn declared dividend in the amount of HK$23,351,890.00 (approximately US$2,993,832.05) to MPJS. For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024 and up to the date of this prospectus, apart from the above transfers that took place on November 9, 2023, (i) MPJS, MPJ Group, MPJ and Gosheng had not declared or made any dividends or other distributions to their respective shareholders; and (ii) there were no other cash transfers within the Group. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we currently have no plan to declare or pay any dividends in the near future on our Company’s shares. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by the Operating Subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors.

Subject to the BVI Companies Act and our Memorandum and Articles of Association, our board of directors may by resolution, authorize a distribution (which includes a dividend) by our Company to our members if our board of directors are satisfied, on reasonable grounds, that immediately after the distribution satisfy the solvency test, that is: (a) the company will be able to pay its debts as they fall due; and (b) the value of our assets exceeds its liabilities.

Our holding company rely on dividends paid by the Operating Subsidiaries for its cash requirements, including funds to pay any dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. Our holding company’s ability to pay dividends to its shareholders will depend on, among other things, the availability of dividends from the Operating Subsidiaries.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

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CAPITALIZATION

The following table sets forth our capitalization as of April 30, 2024 on:

●	an actual basis;

●	on an as adjusted basis to reflect the issuance and sale of Ordinary Shares by us in this Offering at the assumed initial public offering price of $ per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, non-accountable expense allowance and the other estimated offering expenses payable by us.

You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 66.

	As of April 30, 2024
	Actual	Actual	Pro Forma as Adjusted (Note 1)
	HK$	US$	US$
Indebtedness:
Bank borrowings	19,982,118	2,561,810

Temporary equity:
Ordinary shares subject to possible redemption, US$1 par value, 0 and 67 shares at redemption value of HK$59,701 (US$7,654), as of October 31, 2023 and April 30, 2024	4,000,000	512,821	[—]

Shareholders’ equity:
Actual: 933 shares issued and outstanding (actual); US$1 nominal value per share (excluding 67 ordinary shares subject to possible redemption)	7,277	933	[—]
Pro Forma: [*] shares issued and outstanding (pro forma), US$1 nominal value per share (Note 1)	—	—	[—]
Ordinary shares to be issued	—	—	[—]

Additional paid-in capital	11,998,433	1,538,260	[—]
Retained earnings	4,885,170	626,304	[—]
Total shareholders’ equity	16,890,880	2,165,497	[—]
Total capitalization	40,872,948	5,240,128	[—]

Note:

(1)	Reflects the issuance and sale of Ordinary Shares in this Offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this Offering determined at pricing. We estimate that such net proceeds will be approximately $ .

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DILUTION

If you invest in our Ordinary Shares in this Offering, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share in this Offering and our net tangible assets per Ordinary Share after this Offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of our net tangible assets per Ordinary Share after this Offering. As of April 30, 2024, we had historical net tangible assets of approximately US$       million, or US$          per Ordinary Share (calculated based on the number of          Ordinary Shares outstanding as of April 30, 2024). Our net tangible assets per Ordinary Share represents our total tangible assets less our total liabilities, divided by the number of Ordinary Shares outstanding as of April 30, 2024.

Upon completion of this Offering at the assumed initial public offering price of US$       per Ordinary Share (the lowest point of the price range set forth on the cover page of this prospectus), we will have         Ordinary Shares outstanding, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, our pro forma as adjusted net tangible assets as of April 30, 2024 would be US$        million, or US$        per Ordinary Share. This represents an immediate decrease in pro forma as adjusted net tangible assets of US$        per Ordinary Share to existing investors and immediate dilution of US$        per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Shares in this Offering:

Offering
Assumed initial public offering price per Ordinary Share	$
Net tangible assets per Ordinary Share as of April 30, 2024	$
Net tangible assets per Ordinary Share as of April 30, 2024 (assuming capitalization is completed)	$
Decrease in pro forma as adjusted net tangible assets per Ordinary Share attributable to new investors purchasing Ordinary Shares in this Offering	$
Increase in pro forma as adjusted net tangible assets per Ordinary Share attributable to new investors purchasing Ordinary Shares in this Offering (assuming capitalization is completed)
Pro forma as adjusted net tangible assets per Ordinary Share after this Offering	$
Dilution per Ordinary Share to new investors in this Offering	$

This represents an immediate increase in net tangible book value of $         per Ordinary Share to existing shareholders and an immediate dilution in net tangible book value of $        per Ordinary Share to new investors purchasing Ordinary Shares in this Offering at the assumed initial public offering price. Dilution in net tangible book value per Ordinary Share to new investors is determined by subtracting as adjusted net tangible book value per Ordinary Share after this Offering from the assumed initial public offering price per Ordinary Share paid by new investors.

The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.

Assumed initial public offering price
Historical net tangible book value per Ordinary Share as of April 30, 2024	$
Increase in net tangible book value per Ordinary Share attributable to this Offering
As adjusted net tangible book value per Ordinary Share after this Offering
Dilution in net tangible book value per Ordinary Share to new investors in this Offering

Each US$1 increase (decrease) in the assumed initial public offering price of US$       per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible assets as of April 30, 2024 after this Offering by approximately US$        per Ordinary Share, and would decrease (increase) dilution to new investors by US$           per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of Ordinary Shares we are offering would increase (decrease) our pro forma as adjusted net tangible assets as of April 30, 2024 after this Offering by approximately US$        , and would decrease (increase) dilution to new investors by approximately by US$        per Ordinary Share, assuming the assumed initial public offering price per Ordinary Share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is for illustrative purpose only, and we will adjust this information based on the actual initial public offering price and other terms of this Offering determined at pricing.

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The following table summarizes, on a pro forma as adjusted basis upon completion of capitalization, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us in this Offering, the total consideration paid and the average price per Ordinary Share at the assumed initial public offering price of US$        per Ordinary Shares, the lowest point of the price range set forth on the cover page of this prospectus, before deducting the estimated discounts to the underwriters, non-accountable expense allowance, and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The total number of Ordinary Shares reflected in the discussion and tables above is based on         Ordinary Shares outstanding as of April 30, 2024 on an as adjusted basis and does not reflect the Ordinary Shares purchased by new investors from the Selling Shareholders.

Sales by the Selling Shareholders in this Offering will reduce the number of Ordinary Shares held by existing shareholders to          , or approximately      %, of the total number of Ordinary Shares outstanding after this Offering.

The pro forma as adjusted information as discussed above is illustrative only.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the BVI as a BVI business company with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI business company, such as (i) political and economic stability; (ii) an effective and sophisticated judicial system with a dedicated commercial court; (iii) tax neutral treatment, with no tax levied against companies incorporated in the BVI by the local tax authorities; and (iv) the absence of foreign exchange control or currency restrictions and (v) the availability of professional and support services. In addition to the benefits listed above, incorporation in the BVI offers investors the following benefits such as commitment of the BVI to implement best international practice and to comply with the requirements of the Organization of Economic Cooperation and Development (“OECD”) and the Financial Action Taskforce (“FATF”); and the adoption of the English law concept of corporate separateness to mitigate the risk of the assets of a shareholder being used to satisfy the liabilities of the company.

However, certain disadvantages accompany incorporation in the BVI: (a) the BVI has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and (b) BVI companies do not have standing to sue before the federal courts of the United States.

We believe the disadvantages of incorporating in the BVI are outweighed by the benefits to us and our investors of such incorporation.

Our Memorandum and Articles of Association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. In addition, all our directors and executive officers (namely Mr. KF Sze, Ms. SL Sze, Mr. Wa Chun Kit Alex, Mr. Chen Yongsheng, Mr. Lee Kwong Ming and Mr. Wong Sui Chi, details of whom are set out in the section headed “Management” of this prospectus) are Hong Kong citizens or residents outside of the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed          as our agent to receive service of process with respect to any action brought against us in the United States in connection with this Offering under the federal securities laws of the United States or of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Hong Kong

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

BVI

We are a business company incorporated in the BVI with limited liability. Neither the Reciprocal Enforcement of Judgments Act (1922) or the Foreign Judgments (“Reciprocal Enforcement”) Act (1964) applies to judgments from courts of the United States, and therefore any final and conclusive monetary judgment from courts of the United States (“foreign court”) for a definite sum against our Company may be the subject of enforcement proceedings in the courts of the BVI under the common law doctrine of obligation by action on the debt evidenced by the judgment of such competent foreign court. A final opinion as to the availability of this remedy should be sought when the facts surrounding the foreign court’s judgment are known, but, on general principles, we would expect such proceedings to be successful provided that: (a) the foreign court had jurisdiction in the matter and our Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (b) the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations; (c) the judgment was not obtained by fraud; (d) recognition or enforcement of the judgment would not be contrary to BVI public policy; and (e) the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

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CORPORATE HISTORY AND STRUCTURE

Corporate History and Structure

On May 7, 2010, MPJ was incorporated under the laws of Hong Kong, mainly focusing on the retail of gold jewelry, gem-set jewelry and gold ornaments in Hong Kong.

On November 17, 2016, Gosheng was incorporated under the laws of Hong Kong, mainly engaging both in the retail and wholesale of jewelry in Hong Kong. At its incorporation, Gosheng allotted and issued 10,000 shares, representing the entire issued shares of Gosheng, to MPJ, making it a wholly-owned subsidiary of MPJ.

On April 29, 2019, MPJ Group was incorporated with limited liability under the laws of the BVI. It was incorporated to serve as an intermediate holding company. On the same day, 80, 10 and 10 subscriber shares of MPJ Group, fully paid, were allotted and issued to Mr. KF Sze, Ms. SZE Sau Lan (“Ms. SL Sze”) and Ms. SZE May Moon (“Ms. MM Sze”), respectively.

On June 28, 2019, MPJ transferred the entire issued share capital of Gosheng to MPJ Group and Gosheng became a wholly-owned subsidiary of MPJ Group.

In July 5, 2019, the entire issued share capital of MPJ was transferred to MPJ Group and MPJ became a wholly-owned subsidiary of MPJ Group.

On September 14, 2023, MPJS Investment was incorporated under the laws of BVI Act as an exempted company with limited liability. At the time of incorporation, MPJS Investment allotted and issued 80 shares to Mr. KF Sze, 10 shares to Ms. SL Sze, and 10 shares to Ms. MM Sze, representing the entire issued shares of MPJS Investment.

On September 20, 2023, MPJS was incorporated under the laws of BVI as an exempted company with limited liability. At the time of incorporation, MPJS allotted and issued 732 shares, representing the entire issued shares of MPJS, to MPJS Investment and MPJS thus became a wholly-owned subsidiary of MPJS Investment.

On October 4, 2023, MPJS acquired 300 shares of MPJ Group with a par value of US$1 each, representing the entire share capital of MPJ Group from Mr. KF Sze, Ms. SL Sze and Ms. MM Sze, and MPJS became the holding company of our businesses. Our holding company has no material operation of its own, and we conduct operations through the Operating Subsidiaries, namely MPJ and Gosheng in Hong Kong.

On October 9, 2023, each Pre-IPO Investor, namely GPD Investment Company Limited, Mr. Tse Kin Man, Ms. Sze Kam Ting and Ms. Yung Lai Ying, entered into a share subscription agreement with MPJS. On November 27, 2023, MPJS allotted and issued 67 shares to each Pre-IPO Investor, each at a consideration of HK$4,000,000 (approximately US$512,821).

The chart below illustrates our corporate structure as of the date of this prospectus:

Note:

1.	“Mr. KF Sze” refers to Mr. SZE Kam Fuk, “Ms. SL Sze” refers to Ms. SZE Sau Lan and “Ms. MM Sze” refers to Ms. SZE May Moon.

2.	MPJS is the entity in which investors are purchasing their interest.

3.	MPJ and Gosheng are the entities in which our operations are conducted.

We are offering         Ordinary Shares, representing          % of the Ordinary Shares following completion of the offering of MPJS. The Selling Shareholders are offering an additional          Ordinary Shares of MPJS, representing         % of the Ordinary Shares, following the completion of this Offering.

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The chart below illustrates our corporate structure upon completion of this Offering and prior to Resale Offering:

Note:

1.	MPJS is the entity in which investors are purchasing their interest.

2.	MPJ and Gosheng are the entities in which our operations are conducted.

Name	Background	Ownership
MPJ	● A Hong Kong company ● Incorporated on May 7, 2010 ● An Operating Subsidiary ● 15,000 ordinary shares representing a total of HK$15,000 in issue	100% owned by MPJ Group

Gosheng	● A Hong Kong company ● Incorporated on November 17, 2016 ● An Operating Subsidiary ● 10,000 ordinary shares representing a total of HK$10,000 in issue	100% owned by MPJ Group

MPJ Group	● A BVI company ● Incorporated on April 29, 2019 ● A holding subsidiary ● authorized to issue up to 50,000 ordinary shares of US$1.00 each, and has 300 ordinary shares in issue	100% owned by MPJS

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

The Operating Subsidiaries are jewelry retailers based in Hong Kong with a loyal customer base. As of the date of this prospectus, we have five retail stores which are strategically located in densely populated areas or community shopping malls that are close to private residential, industrial or commercial buildings across different regions in Hong Kong. Our product portfolio caters to the mid-end market targeting middle-income customers with a wide range of items, including (i) gold jewelry (i.e. earrings, rings, pendants, necklaces, bracelets, bangles and beads), gold bars and gold pellets, all of which are made of high-purity gold of 99.99% gold purity, sold by MPJ; (ii) diamond jewelry sold by the Operating Subsidiaries; (iii) recycled gold, which are gold jewelry products of different purity we acquired from the general public for resale traded by MPJ; and (iv) other products such as silver jewelry, gem-set jewelry, jade and jade jewelry as well as gold jewelry and ornament that are made of various purity of gold (including karat gold which is a mix of pure gold with other metals) sold by the Operating Subsidiaries. We have also entered into an agreement with a local corporate customer under which MPJ receives a commission income for sourcing, procuring and selling gold bars to individual customers referred by this local corporate customer.

Key Factors Affecting Our Results of Operations

Our Group’s financial conditions and results of operations have been and will continue to be affected by a number of factors, including those factors as detailed in “Risk factors” in this prospectus and those discussed below.

Fluctuation in major operating costs

Prices of raw materials

Our cost of revenue mainly consists of the cost of goods sold and sub-contracting costs. Our costs of goods sold consist of the costs of the sales of our Pure Gold Products, diamonds jewelry, recycled gold and other products. For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, our costs of goods sold amounted to approximately HK$48,797,284, HK$51,412,374 (approximately US$6,591,330), HK$15,533,695 and HK$68,090,370 (approximately US$8,729,534), respectively, representing approximately 80.29%, 71.76%, 67.62% and 86.47% of our revenue, respectively. Pure Gold Products were the largest component of our cost of revenue for the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024. According to the F&S Report, the price index of gold showed an increased trend from 2018 to 2022 and is expected to increase from 2023 to 2027 with a CAGR of 5.1%. Accordingly, our Group is exposed to the risk of the fluctuation in the price of gold, which may be affected by a number of factors. For further details, see “Risk factors — Fluctuations in prices of the raw materials, gold in particular, that we use in our products may materially and adversely affect the Operating Subsidiaries’ business, results of operations or financial condition” on page 15.

Economic uncertainties in Hong Kong and the PRC materially and adversely affect our business operations.

Our operations are located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be significantly influenced by the political, economic and social conditions in Hong Kong and Mainland China. If the economic downturn in Hong Kong and Mainland China continues for an extended period, it could have a material adverse effect on our results of operations, financial conditions and prospects. For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, our target customers were local customers and the tourists from Mainland China who can afford mid-end jewelry products. Economic recessions in Hong Kong and Mainland China could significantly affect the overall salary level, the purchasing power and the financial conditions of our target customers. A decrease in disposable income and low consumer confidence may adversely affect demand and spending of our target customers on our products, which could materially and adversely affect our results of operations and financial conditions.

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Tourism and economy recovery from the COVID-19 pandemic

After the Hong Kong government relaxed its pandemic prevention measures and reopened its border to Mainland China tourists in early 2023, there was a surge in demand for tourists from Mainland China to visit Hong Kong. To further boost tourism, the Hong Kong government launched a large-scale global promotional campaign in February 2023 which included visitor consumption vouchers to attract tourists and incentivize their spending in Hong Kong. According to the statistics on the website of The Hong Kong Tourism Board, the number of inbound visitors from Mainland China in 2023 increased at a year-on-year growth of approximately 7,033.6% and the number of inbound visitors from Mainland China for the eight months ended August 31, 2024 increased at a year-on-year growth of approximately 38.9%. According to the F&S Report, the large influx of tourists from Mainland China into greater demand for jewelry in Hong Kong, including our gold products. Furthermore, according to the F&S Report, the inbound tourism and private consumption will remain the major drivers of economic growth in the near future and the market size of total retail sales of jewelry in Hong Kong is expected to increase with a CAGR of 7.0% from 2023 to 2027, mainly due to the revival of Mainland China tourism and steady local demand. However, any outbreak, exacerbation, continuance or reoccurrence of any infectious disease in future could have a continuous adverse impact on the tourism and economy in Hong Kong, which in turn could materially and adversely affect our business, financial condition, results of operations and prospects.

Product mix

Our revenue and profitability are affected by our product mix. Different products, whether within the same product category, typically vary in pricing strategies, raw materials, packaging formats and purity, and thus have different gross profit margins. We believe that our diversified product portfolio enables us to adapt swiftly to changes in market conditions and consumer demands. We have dynamically adjusted our product offerings to align with consumer trends over the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024.

Our revenue was generated from (i) sales of Pure Gold Products; (ii) sales of diamond jewelry; (iii) sales of recycled gold; (iv) commission income; and (v) sales of other products.

Benefiting from the improvement in tourists’ traffic and economic recovery in Hong Kong after the reopening of borders, coupled with the strong demand for gold jewelry from customers from Mainland China, sales and the gross profit margin for our Pure Gold Products increased for the year ended October 31, 2023. As a result, revenue generated from the sales of our Pure Gold Products increased from approximately 38.74% for the year ended October 31, 2022 to approximately 63.07% for the year ended October 31, 2023 and the gross profit margin for our Pure Gold Products increased from approximately 15.99% for the year ended October 31, 2022 to approximately 16.68% for the year ended October 31, 2023. For the six months ended April 30, 2024, the strong tourist traffic and the demand for gold jewelry from Mainland China costumers led to a significant increase in sales of our pure Gold Products, and revenue generated from the sales of our Pure Gold Products increased from approximately 44.95% for the six months ended April 30, 2023 to approximately 87.25% for the six months ended April 30, 2024. However, due to the continued rise in gold prices, the gross profit margin of our pure Gold Products decreased from approximately 18.02% for the six months ended April 30, 2023 to approximately 12.07% for the six months ended April 30, 2024.

On the other hand, as a result of the change in market demand for diamond jewelry, and the changes in our product mix for the years ended October 31, 2022 and 2023, revenue generated from the sales of diamond jewelry decreased from approximately 40.31% for the year ended October 31, 2022 to approximately 17.69% for the year ended October 31, 2023 while the gross profit margin for our diamond jewelry increased from approximately 27.43% for the year ended October 31, 2022 to approximately 44.41% for the year ended October 31, 2023. Despite a decrease in sales of diamond jewelry as a result of the change in customers’ preference from diamond jewelry to Pure Gold Products during the year ended October 31, 2023, we recorded an increase in gross profit margin of our diamond jewelry primarily due to the increase in sales of certain diamond jewelry products with higher selling price for the year ended October 31, 2023. For the six months ended April 30, 2024, we recorded a decrease of both sales and gross profit margin of our diamond jewelry, primarily attributable to the general decrease in diamond jewelry from the local demand.

Our overall gross profit margin increased from approximately 17.05% for the year ended October 31, 2022 to approximately 25.70% for the year ended October 31, 2023. Our gross profit margin decreased from approximately 30.03% for the six months ended April 30, 2023 to approximately 13.42% for the six months ended April 30, 2024.

Furthermore, on April 13, 2023, MPJ entered into an agreement with a local corporate customer for two years, under which MPJ received a commission income for sourcing, procuring and selling gold bars to individual customers referred by the local corporate customer. Pursuant to this arrangement, MPJ was entitled to a commission fee of 2% of the total sales of gold bars, which was recognized under a net basis, resulting in a gross profit margin of 100% for this segment. For more details of the commission fee, see “Business – Commission income” on page 89.

Our product mix may fluctuate significantly in response to the changes in market demand and the market competition. If there are any significant changes in our product mix and pricing, our overall gross margins and profitability will be affected by the revenue and gross profit margins of each of our products. Nonetheless, we believe that our current pricing policy enables us to set prices that reflect optimal market conditions and maximize our profitability.

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Market competition

According to the F&S Report, as of 2023, there were approximately 300 jewelry retailers in Hong Kong. The jewelry market in Hong Kong was highly dominated by several large-scale jewelry retailers and a large number of small and medium jewelry retailers. The top three market participants together had an estimated revenue of HK$22,603.8 million and HK$ 27,168 million, accounting for 68.50% and 53.1% of the total jewelry retail industry in Hong Kong in terms of revenue in 2022 and 2023, respectively. For the years ended October 31, 2022 and 2023, our Group recorded revenue of HK$60,775,011 and HK$71,644,305 (approximately US$9,185,168), accounting for 0.18 and 0.14% of the market share, respectively. Our Group faces a competitive market environment. There is no assurance that our Group will be able to compete with others in the future in light of the highly competitive market environment. The growth in historical sales of our Group was driven by the recognition of our relationship with our customers and our corporate image, therefore maintaining and enhancing the recognition and image of our brand is critical to our ability to differentiate from our competitors. Intensifying competition may result in such as downward competitive pressure on prices we charge, expansion by existing competitors, launch of new products and effective branding efforts, any of which may have a material adverse impact on our financial condition, results of operations and prospects.

Results of Operations

	Years ended October 31,			Six months ended April 30,
	2022	2023	2023	2023	2024	2024
	HK$	HK$	US$	HK$	HK$	US$
				(Unaudited)	(Unaudited)	(Unaudited)
Revenue, net	60,775,011	71,644,305	9,185,168	22,971,296	78,748,924	10,096,016
Cost of revenue	(50,413,273)	(53,228,476)	(6,824,164)	(16,072,180)	(68,182,120)	(8,741,297)
Gross profit	10,361,738	18,415,829	2,361,004	6,899,116	10,566,804	1,354,719
Operating expenses:
Sales and distribution expenses	(5,403,712)	(5,305,987)	(680,254)	(2,697,382)	(2,758,714)	(353,681)
General and administrative expenses	(4,306,936)	(6,006,889)	(770,115)	(2,557,422)	(4,419,627)	(566,619)
Professional fee	(166,495)	(102,271)	(13,112)	(77,845)	(947,672)	(121,496)
Total operating expenses	(9,877,143)	(11,415,147)	(1,463,481)	(5,332,649)	(8,126,013)	(1,041,796)
Income from operations	484,595	7,000,682	897,523	1,566,467	2,440,791	312,923
Other income (expenses):
Interest income	1,144	4,854	622	1,370	4,851	622
Interest expense	(824,896)	(1,321,061)	(169,367)	(586,419)	(692,174)	(88,740)
Government subsidies	540,000	—	—	—	—	—
Fair value gain of long-term other assets	72,630	49,824	6,388	24,374	35,074	4,497
Loss on disposal of plant and equipment	(357,714)	—	—	—	—	—
Sundry income	41,797	10,274	1,317	2,217	125,919	16,143
Total other expenses, net	(527,039)	(1,256,109)	(161,040)	(558,458)	(526,330)	(67,478)
(Loss) income before income taxes	(42,444)	5,744,573	736,483	1,008,009	1,914,461	245,445
Income tax credit (expense)	1,327	(695,620)	(89,182)	(60,267)	(166,684)	(21,370)
NET (LOSS) INCOME	(41,117)	5,048,953	647,301	947,742	1,747,777	224,075

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Revenues

The following table set forth the breakdown of our revenue by categories for the years/periods indicated:

	Years ended October 31,			Six months ended April 30,
	2022	2023	2023	2023	2024	2024
	HK$	HK$	US$	HK$	HK$	US$
				(unaudited)	(unaudited)	(unaudited)
Pure Gold Products	23,542,223	45,185,868	5,793,061	10,324,576	68,709,728	8,808,939
Diamond jewelry	24,499,204	12,670,514	1,624,425	7,927,703	3,190,010	408,976
Recycled gold	4,677,836	5,631,445	721,980	3,156,567	4,450,928	570,632
Other products	8,055,748	2,931,003	375,769	1,562,450	1,989,340	255,044
Total product sales	60,775,011	66,418,830	8,515,235	22,971,296	78,340,006	10,043,591
Commission income	—	5,225,475	669,933	-	408,918	52,425
Total	60,775,011	71,644,305	9,185,168	22,971,296	78,748,924	10,096,016

Revenue from our Pure Gold Products include sales of gold jewelry (i.e. earrings, rings, pendants, necklaces, bracelets, bangles and beads), gold bars, and gold pellets, all of which are made of high-purity gold of 99.99% gold purity.

Revenue from diamond jewelry includes sales of jewelry products that are mounted with diamonds of various purities, sizes and shapes, which include rings, pendants, brooches and earrings, etc.

Revenue from recycled gold represented recycled gold products of different purity purchased from the general public for resale at a discount price slightly below the market price at the time of the transactions, and then resold to a local corporate customer, which is principally engaged in trading of gold products, directly or after the minor touch-up works were carried out.

Other products mainly included silver jewelry, gem-set jewelry, jade and jade jewelry as well as gold jewelry and ornament that are made of various purity of gold (including karat gold which is a mix of pure gold with other metals) sold by the Operating Subsidiaries.

Our commission income mainly represented the 2% commission on total sales of gold bars for sourcing, procuring and selling gold bars to individual purchasers referred by a local corporate customer.

Our revenue increased by HK$10,869,294 (approximately US$1,393,499) or 17.88% from HK$60,775,011 for the year ended October 31, 2022 to HK$71,644,305 (approximately US$9,185,168) for the year ended October 31, 2023. Such increase was primarily due to (i) the increase in sales for our Pure Gold Products by HK$21,643,645 (approximately US$2,774,826) resulting from the improvement in tourists’ traffic and spending in Hong Kong after the reopening of borders, coupled with the strong demand for Pure Gold Products from customers from Mainland China; and (ii) the increase in the commission income by HK$5,225,475 (approximately US$669,933) for souring, procuring and selling gold bars on behalf of a local corporate customer, which is principally engaged in the trading business in Hong Kong. These increases were partially offset by (i) the decrease in the sales of diamond jewelry by HK$11,828,690 (approximately US$1,516,499), primarily attributable to the sluggish demand for diamond jewelry as more customers from Mainland China preferred pure gold over diamond jewelry; additionally, there was a change in our product mix as our business was affected by closure of cross border and the pandemic prevention measures during the reoccurrence of COVID-19, which significantly reduced the numbers of tourists, so we only focused on those diamonds jewelry products with lower selling price to stimulate the sales to attract local consumers for the year ended October 31, 2022. During the year ended October 31, 2023, following the relaxation of the pandemic prevention measures and reopening its border, we shifted to focus on those diamonds jewelry products with higher selling price to attract the tourists to buy our products; and (ii) a decrease in sales of other products by HK$5,124,745 (approximately US$657,019) compared to the higher revenue of HK$8,055,748 generated in the year ended October 31, 2022, during which we imposed competitive pricing strategies on these products to stimulate sales, while no such competitive pricing strategies were imposed during the year ended October 31, 2023.

Our revenue increased by HK$55,777,628 (approximately US$7,150,978) or 242.81% from HK$22,971,296 for the six months ended April 30, 2023 to HK$78,748,924 (approximately US$10,096,016) for the six months ended April 30, 2024. Such increase was primarily due to (i) the increase in sales for our Pure Gold Products by HK$58,385,152 (approximately US$7,485,276) resulting from an increase in the number of tourists visiting Hong Kong and their spending, coupled with Mainland Chinese customers’ preference for pure gold products; and (ii) the increase in sales of recycled gold by HK$1,294,361 (approximately US$165,944), mainly attributable to increasing demand for gold arising from Mainland Chinese customers. These increases were partially offset by the decrease in sales of diamond jewelry by HK$4,737,693 (approximately US$607,397), mainly attributable to the decrease in demand for diamond jewelry for local customers.

According to the F&S Report, the difference in gold prices between Mainland China and Hong Kong primarily stems from distinct supply and demand dynamics prevalent in each market. Mainland China stands as one of the global leaders in gold consumption, with a high demand for pure gold jewelry, and investment products, and central bank reserves. Another factor to this price variation is that the gold market in Mainland China is heavily regulated and controlled by the government. The Chinese government controls the import and export of gold, sets guidelines for pricing, and restricts the number of authorized importers and exporters. In contrast, Hong Kong boasts a more open and international gold market, with no import duties or value-added taxes, presenting a cost advantage. Mainland China’s strong demand for gold, coupled with its import and export limitations, often results in higher prices compared to Hong Kong. Given the lower prices and tax advantages, following the re-opening of border since early 2023, there was an increased number of visitors from Mainland China bought gold products in Hong Kong in 2023 and 2024.

According to the F&S Report, it is not uncommon for local jewelry retailers to act as agents of their customers who are individual consumers, corporate clients and collectors, etc., to source, procure and sell gold bars in exchange for a commission income. The fixed commission income generally ranges from 1% to 4% of the total sales of gold bars and therefore, our commission income of 2% is within the industry range.

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Cost of revenue

The following table set forth the breakdown of our cost of revenue for the years/periods indicated:

	Years ended October 31,			Six months ended April 30,
	2022	2023	2023	2023	2024	2024
	HK$	HK$	US$	HK$	HK$	US$
				(unaudited)	(unaudited)	(unaudited)
Cost of goods sold	48,797,284	51,412,374	6,591,330	15,533,695	68,090,370	8,729,534
Sub-contracting fee	1,615,989	1,816,102	232,834	538,485	91,750	11,763
Total	50,413,273	53,228,476	6,824,164	16,072,180	68,182,120	8,741,297

Our cost of revenue mainly comprised of cost of goods sold and subcontracting fee. Our cost of goods sold mainly was derived from the sales of our Pure Gold Products, diamonds jewelry, recycled gold and other products. Our cost of goods sold represented 96.79%, 96.59%, 96.65% and 99.87% of our cost of revenue for the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, respectively. We also incurred subcontracting fees, which were fees for outsourcing jewelry processing works to subcontractors who specialize in jewelry processing. Our cost of revenue increased by HK$2,815,203 (approximately US$360,923) or 5.58% from HK$50,413,273 for the year ended October 31, 2022 to HK$53,228,476 (approximately US$6,824,164) for the year ended October 31, 2023, which were generally in line with the increase in our revenue for the year. Our cost of revenue increased by HK$52,109,940 (approximately US$6,680,762) or 324.22% from HK$16,072,180 for the six months ended April 30, 2023 to HK$68,182,120 (approximately US$8,741,297) for the six months ended April 30, 2024, which were generally in line with the increase in our revenue for the period. The decrease in our subcontracting fee for the six months ended April 30, 2024 was mainly due to the increase in sales of our Pure Gold Products and recycled gold, which generally require less jewelry processing, as compared to diamond jewelry products.

Gross profit

Our gross profit amounted to HK$10,361,738 and HK$18,415,829 (approximately US$2,361,004) for the years ended October 31, 2022 and 2023 respectively, and such increase was in line with our revenue. Our gross profit margins for the years ended October 31, 2022 and 2023 were 17.05% and 25.70%, respectively. Such increase in gross profit and gross profit margin for the years ended October 31, 2022 and 2023 was mainly due to (i) the increase in gross profit margin for our Pure Gold Products from approximately 15.99% for the year ended October 31, 2022 to approximately 16.68% for the year ended October 31, 2023; (ii) the increase in gross profit margin for diamonds jewelry from approximately 27.43% for the year ended October 31, 2022 to approximately 44.41% for the year ended October 31, 2023; and (iii) the commission income we received for sourcing, procuring and selling gold bars to individual purchasers referred by a corporate customer, which was recognized under a net basis (i.e. gross profit margin of 100%) as all costs had been netted off with the gross revenue.

The increase in gross profit margin for our Pure Gold Products for the year ended October 31, 2023 was mainly due to the rise in our retail selling price of our Pure Gold Products following a continued increasing trend of gold price in Hong Kong in 2023. Additionally, some of our Pure Gold Products were purchased at a point of time when the gold price was relatively lower, contributing to the overall increase in the gross profit margin of our Pure Gold Products.

The increase in gross profit margin for diamonds jewelry was mainly attributable to the increase in sales of our diamond jewelry with higher selling prices for the year ended October 31, 2023. Diamond jewelry of higher selling price generally carries higher gross profit margin. The gross profit margin of our diamond jewelry with a selling price HK$30,000 or above were generally over 50% while those with a selling price of below HK$30,000 were generally about 20%. For the year ended October 31, 2022, revenue contributed from the sale of diamond jewelry with a selling price of HK$30,000 or above represented 21.81% of the revenue generated from the sale of diamonds jewelry. This proportion increased to 62.14% for the year ended October 31, 2023. During the year ended October 31, 2022, our business was affected by closure of cross border and the pandemic prevention measures during the reoccurrence of COVID-19, which significantly reduced the numbers of tourists, so we focused on those diamonds jewelry products with lower selling price to stimulate the sales to attract local consumers. During the year ended October 31, 2023, following the relaxation of the pandemic prevention measures and reopening its border, we shifted to focus on those diamonds jewelry products with higher selling price to attract the tourists to buy our products.

Our gross profit amounted to HK$6,899,116 and HK$10,566,804 (approximately US$1,354,719) for the six months ended April 30, 2023 and 2024, respectively, and such increase in gross profit was mainly attributable to the increase in our revenue during the period. Our gross profit margins for the six months ended April 30, 2023 and 2024 were 30.03% and 13.42%, respectively. Such decrease in gross profit margin for the six months ended April 30, 2024 was mainly attributable to (i) the decrease in gross profit margin for pure gold products from 18.02% for the six months end April 30, 2023 to 12.07% for the six months ended April 30, 2024 as a result of the continued increase in purchase price of gold price during the six months ended April 30, 2024; (ii) the decrease in gross profit margin for diamonds products from 54.91% for the six months ended April 30, 2023 to 42.25% for the six months ended April 30, 2024 primarily due to the decrease in demand for diamonds jewelry from the local demand.

Sales and distribution expenses

The following table sets the breakdown of our sales and distribution expenses for the years/periods indicated:

	Years ended October 31,			Six months ended April 30,
	2022	2023	2023	2023	2024	2024
	HK$	HK$	US$	HK$	HK$	US$
				(unaudited)	(unaudited)	(unaudited)
Depreciation-selling expenses	2,088,458	1,974,783	253,177	1,052,124	1,000,045	128,211
Salaries	3,315,254	3,331,204	427,077	1,645,258	1,758,669	225,470
Total	5,403,712	5,305,987	680,254	2,697,382	2,758,714	353,681

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Our sales and distribution expenses decreased by HK$97,725 (approximately US$12,539) or 1.81%, from HK$5,403,712 for the year ended October 31, 2022 to HK$5,305,987 (approximately US$680,254) for the year ended October 31, 2023, primarily due to the decrease in our depreciation-selling expenses. Our depreciation-selling expenses mainly represented the depreciation of right-of-use assets, leasehold improvements, furniture and equipment such as computer, closed-circuit television and security box for the retail stores.

We recorded a decrease in depreciation-selling expenses for the year ended October 31, 2023, mainly because certain leasehold improvements of our retail stores were fully depreciated for the year ended October 31, 2022.

Our sales and distribution expenses slightly increased by HK$61,332 (approximately US$7,863) or 2.27%, from HK$2,697,382 for the six months ended April 30, 2023 to HK$2,758,714 (approximately US$353,681) for the six months ended April 30, 2024, primarily due to the increase in our salaries of our salespersons. Such increase generally in line with the increase in our revenue for the period.

General and administrative expenses

The following table set forth the breakdown of our general and administrative expenses for the years/periods indicated:

	Years ended October 31,			Six months ended April 30,
	2022	2023	2023	2023	2024	2024
	HK$	HK$	US$	HK$	HK$	US$
				(unaudited)	(unaudited)	(unaudited)
Directors’ emoluments of the Operating Subsidiaries	1,532,750	1,838,200	235,667	887,000	975,000	125,000
Salaries and other staff costs (1)	1,012,985	1,409,023	180,644	694,168	832,626	106,747
Bank charges	495,493	834,913	107,040	265,023	1,430,525	183,401
Depreciation	532,804	331,091	42,448	183,391	51,239	6,569
Local travelling	16,325	106,365	13,637	37,961	85,433	10,953
Entertainment expenses	83,037	322,874	41,394	121,903	183,804	23,565
Office expenses (2)	438,142	590,374	75,689	269,412	399,809	51,258
Auditors’ remuneration	48,000	48,000	6,154	24,000	24,000	3,077
Others (3)	147,400	526,049	67,442	74,564	437,191	56,049
Total	4,306,936	6,006,889	770,115	2,557,422	4,419,627	566,619

(1) Our salaries and staff costs included the salaries of general administrative staff, mandatory provident fund provides for staff, staff messing and welfare.

(2) Our office expenses mainly included certification expenses for verifying the quality of gem products, commerce charges, Electronic Payment Services (EPS) machine and hiring charges, printing and stationery fees, building and management fee, telecommunication expenses, repairs and maintenance expenses fees, electricity and water and insurance fees.

(3) Others mainly included decoration material costs, secretarial fee, transportation expenses, computer expenses, advertising expenses, short-term lease expenses and rates, and postage expenses, etc.

For the Fiscal Years Ended October 31, 2022 and 2023

Our general and administrative expenses increased by HK$1,699,953 (approximately US$217,943) or 39.47%, from HK$4,306,936 for the year ended October 31, 2022 to HK$6,006,889 (approximately US$770,115) for the year ended October 31, 2023, primarily due to (i) the increase in bank charges; (ii) the increase in directors’ emoluments of the Operating Subsidiaries; (iii) the increase in entertainment expenses; (iv) the increase in salaries and other staff costs; (v) the increase in others expenses; and (vi) the increase in office expenses. Such increases were partially offset by the decrease in depreciation.

The increase in our bank charges by HK$339,420 (approximately US$43,515) or 68.50% from HK$495,493 for the year ended October 31, 2022 to HK$834,913 (approximately US$107,040) for the year ended October 31, 2023 was mainly due to the increase in the settlement of our sales through credit cards during the year, resulting in more handling fees charged by the banks.

The increase in our directors’ emoluments of the Operating Subsidiaries by HK$305,450 (approximately US$39,160) or 19.93% from HK$1,532,750 for the year ended October 31, 2022 to HK$1,838,200 (approximately US$235,667) the year ended October 31, 2023 was mainly attributable to the increase in our directors’ emoluments of the Operating Subsidiaries for their continuous support on our business and working performance.

71

The increase in our entertainment expenses by HK$239,837 (approximately US$30,748) or 288.83% from HK$83,037 for the year ended October 31, 2022 to HK$322,874 (approximately US$41,394) for the year ended October 31, 2023 was mainly attributable to more entertainment activities for the business development and network building activities with our customers, following the reopening of broader and the relaxation of pandemic prevention measures implemented by the Hong Kong government in early 2023.

The increase in our salaries and other staff costs by HK$396,038 (approximately US$50,774) or 39.10% from HK$1,012,985 for the year ended October 31, 2022 to HK$1,409,023 (approximately US$180,644) for the year ended October 31, 2023 was mainly attributable to the increase in the basic salary of our head of purchasing and administration for her continuous support on our business.

The increase in our office expenses by HK$152,232 (approximately US$19,517) or 34.74% from HK$438,142 for the year ended October 31, 2022 to HK$590,374 (approximately US$75,689) for the year ended October 31, 2023 was mainly attributable to (i) the increase in operating expenses to support the business growth; and (ii) the increase in procurement of office equipment and materials for the relocation of our new office in Kowloon Bay in December 2023.

The increase in our others expenses by HK378,649 (approximately US$48,545) or 256.89% from HK$147,400 for the year ended October 31, 2022 to HK$526,049 (approximately US$67,442) for the year ended October 31, 2023 was mainly attributable to (i) the replacement of some decorations in our retail stores; (ii) the increase in secretarial fee to strengthen the function of company secretary for preparation of listing; and (iii) the increase in transportation expenses for delivering new office materials and furniture near year end date for the preparation for the relocation of our current office to Kowloon Bay in December 2023.

The decrease in our depreciation by HK$201,713 (approximately US$25,861) or approximately 37.86% from HK$532,804 for the year ended October 31, 2022 to HK$331,091 (approximately US$42,448) for the year ended October 31, 2023 was mainly due to that we incurred depreciation charged for two offices prior to the consolidation and the relocation to our a single office in Kwun Tong during the year ended October 31, 2023.

For the Six Months Ended April 30, 2023 and 2024

Our general and administrative expenses increased by HK$1,862,205 (approximately US$238,744) or 72.82%, from HK$2,557,422 for the six months ended April 30, 2023 to HK$4,419,627 (approximately US$566,619) for the six months ended April 30, 2024, primarily due to (i) the increase in directors’ emoluments of the Operating Subsidiaries; (ii) the increase in salaries and other staff costs; (iii) the increase in bank charges; (iv) the increase in entertainment expenses; (v) the increase in local traveling expenses; (vi) the increase in office expenses and (vii) the increase in others expenses, such as short-term expenses and rates and decorations in relation to our office relocation to Kowloon Bay in December 2023, as well as secretarial fees. Such increases were partially offset by the decrease in depreciation.

The increase in our directors’ emoluments of the Operating Subsidiaries by HK$88,000 (approximately US$11,282) or 9.92% from HK$887,000 for the six months ended April 30, 2023 to HK$975,000 (approximately US$125,000) for the six months ended April 30, 2024 reflects recognition of our directors’ continued support on our business and operational performance.

The increase in our salaries and other staff costs by HK$138,458 (approximately US$17,751) or 19.95% from HK$694,168 for the six months ended April 30, 2023 to HK$832,626 (approximately US$106,747) for the six months ended April 30, 2024 was mainly attributable to the increase in bonuses resulting from the continued growth in revenue of our Group in previous fiscal year.

The increase in our bank charges by HK$1,165,502 (approximately US$149,423) or 439.77% from HK$265,023 for the six months ended April 30, 2023 to HK$1,430,525 (approximately US$183,401) for the six months ended April 30, 2024 was primarily attributed to a rise in sales settled via credit cards throughout this period, leading to higher handling fees charged by the banks.

Our local travelling expenses increased by HK$47,472 (approximately US$6,086) or 125.05% from HK$37,961 for the six months ended April 30, 2023 to HK$85,433 (approximately US$10,953) for the six months ended April 30, 2024. Our entertainment expenses increased by HK$61,901 (approximately US$7,936) or 50.78% from HK$121,903 for the six months ended April 30, 2023 to HK$183,804 (approximately US$23,565) for the six months ended April 30, 2024. Such increases in expenses were primarily driven by heightened demand for local travelling and entertainment activities aimed at business development and networking with our customers, following the reopening of the border in February 2023.

The increase in our office expenses by HK$130,397 (approximately US$16,718) or 48.40% from HK$269,412 for the six months ended April 30, 2023 to HK$399,809 (approximately US$51,258) for the six months ended April 30, 2024 was mainly attributable to the increase in procurement of office equipment and materials for the relocation of our new office in Kowloon Bay in December 2023.

The increase in our others expenses by HK362,627 (approximately US$46,491) or 486.33% from HK$74,564 for the six months ended April 30, 2023 to HK$437,191 (approximately US$56,049) for the six months ended April 30, 2024 was mainly attributable to the increase in short-term lease and rates and decorations items as a result of the relocation to our office in Kowloon Bay in December 2023 and the increase in secretarial fee. The increase in secretarial fees was associated with engaging support services for MPJ and Gosheng, including handling annual returns and director change filings as part of the Company’s preparation of listing.

The decrease in our depreciation by HK$132,152 (approximately US$16,943) or approximately 72.06% from HK$183,391 for the six months ended April 30, 2023 to HK$51,239 (approximately US$6,569) for the six months ended April 30, 2024 was mainly due to the full depreciation of certain equipment in prior year.

Professional fee

Our professional fee decreased by HK$64,224 (approximately US$8,234) or approximately 38.57% from HK$166,495 for the year ended October 31, 2022 to HK$102,271 (approximately US$13,112) for the year ended October 31, 2023, mainly due to the decrease in a one-off professional fee for reviewing bank facilities letters during the year as we were requested by a bank to seek external professionals to review the relevant documents in previous year.

Our professional fee increased by HK$869,827 (approximately US$111,516), or approximately 1117.38%, from HK$77,845 for the six months ended April 30, 2023, to HK$947,672 (approximately US$121,496) for the six months ended April 30, 2024. Such increase was mainly driven by the advances paid to underwriters associated with our Offering.

Interest expenses

Our interest expenses increased by HK$496,165 (approximately US$63,611) or 60.15%, from HK$824,896 for the year ended October 31, 2022 to HK$1,321,061 (approximately US$169,367) for the year ended October 31, 2023, primarily attributable to (i) the increase in the outstanding amounts of our bank borrowings; and (ii) new bank borrowings with higher interest rate financed during the year.

Our interest expenses increased by HK$105,755 (approximately US$13,558) or 18.03%, from HK$586,419 for the six months ended April 30, 2023 to HK$692,174 (approximately US$88,740) for the six months ended April 30, 2024, primarily attributable to the increase in bank borrowings with higher interest rate during the period.

Government subsidies

Our government subsidies were HK$540,000 and nil for the years ended October 31, 2022 and 2023, respectively. Such decrease was primarily attributable to the absence of the non-recurring subsidy under the Employment Support Scheme received from the Hong Kong government during the year.

Fair value gain of long-term other assets

Our fair value gain of long-term other assets decreased by HK$22,806 (approximately US$2,924) or 31.40%, from HK$72,630 for the year ended October 31, 2022 to HK$49,824 (approximately US$6,388) for the year ended October 31, 2023, primarily attributable to the decrease in fair value gains of one insurance policy whose beneficiary was Mr. Sze, one of our executive directors of our Company, for the year ended October 31, 2023.

Our fair value gain of long-term other assets increased by HK$10,700 (approximately US$1,372) or 43.90%, from HK$24,374 for the six months ended April 30, 2023 to HK$35,074 (approximately US$4,497) for the six months ended April 30, 2024, primarily attributable to the increase in fair value gains of one insurance policy whose beneficiary was Mr. Sze, one of our executive directors of our Company, for the six months ended April 30, 2024.

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Loss on disposal of plant and equipment

Our loss on disposal of plant and equipment amounted to HK$357,714 and nil for the years ended October 31, 2022 and 2023, respectively. We recorded a loss on disposal of plant and equipment for the year ended October 31, 2022, mainly attributable to the written-off of certain leasehold improvements, plant and equipment and furniture during the relocation of the office in that year while we did not have relocation of our office during the year ended October 31, 2023.

Sundry Income

The decrease in our sundry income by HK$31,523 (approximately US$4,041) or 75.42%, from HK$41,797 for the year ended October 31, 2022 to HK$10,274 (approximately US$1,317) for the year ended October 31, 2023 was mainly attributable to the absence of rent concession granted by the landlords for our retail stores during the year ended October 31, 2022, while we were not granted such rent concession during the year ended October 31, 2023.

The increase in sundry income by HK$123,702 (approximately US$15,859), or 5,579.70% from HK$2,217 for the six months ended April 30, 2023 to HK$125,919 (approximately US$16,143) for the six months ended April 30, 2024 was primarily due to the sponsorship fee provided by our suppliers for the celebration of MPJ’s 13th anniversary dinner during the period.

Income tax credit (expense)

We recorded a turnaround from an income tax credit of HK$1,327 for the year ended October 31, 2022 to an income tax expense of HK$695,620 (approximately US$89,182) for the year ended October 31, 2023. Such turnaround was primarily due to the increase in our income before income taxes for the year ended October 31, 2023.

We recorded an increase for income tax expense of HK$106,417 (approximately US$13,643) or 176.58%, from HK$60,267 for the six months ended April 30, 2023 to HK$166,684 (approximately US$21,370) for the six months ended April 30, 2024, primarily attributable to the continue increased income before income taxes during this period.

Net (loss) income

As a result of the foregoing, we recorded a turnaround from a net loss of HK$41,117 for the year ended October 31, 2022 to a net income of approximately HK$5,048,953 (approximately US$647,301) for the year ended October 31, 2023. Our net income increased by HK$800,035 (approximately US$102,569) or 84.41%, from HK$947,742 for the six months ended April 30, 2023 to HK$1,747,777 (approximately US$224,075) for the six months ended April 30, 2024.

Liquidity and Capital Resources

	As of October 31,			As of April 30,
	2022	2023	2023	2024	2024
	HK$	HK$	US$	HK$	US$
				(unaudited)	(unaudited)
Current assets
Cash and cash equivalents	2,296,130	6,910,583	885,972	5,564,317	713,374
Accounts receivables, net	47,520	5,619,172	720,407	424,080	54,369
Inventories, net	27,601,637	29,145,490	3,736,601	32,309,864	4,142,290
Income tax receivable	7,523	-	-	-	-
Deferred offering costs	-	2,649,000	339,615	5,524,000	708,205
Deposits, prepayments, and other receivables	835,250	1,717,287	220,165	924,409	118,514
Total current assets	30,788,060	46,041,532	5,902,760	44,746,670	5,736,752

Current liabilities
Accounts payable	371,290	1,040,950	133,455	-	-
Accrued liabilities and other payables	762,227	9,175,861	1,176,392	3,300,374	423,125
Deposit received	223,418	922,072	118,214	1,275,453	163,520
Amounts Due to shareholders				842,869	108,060
Refundable subscription deposits	-	3,500,000	448,718	-	-
Lease liabilities	1,940,948	1,362,314	174,656	1,710,355	219,276
Bank borrowings	21,707,358	23,378,930	2,997,299	19,982,118	2,561,810
Income tax payable	-	756,863	97,034	691,845	88,698
Total current liabilities	25,005,241	40,136,990	5,145,768	27,803,014	3,564,489

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Cash and cash equivalents

Our cash and cash equivalents were generated from our operation. Our cash and cash equivalents increased by HK$4,614,453 (approximately US$591,597) or 200.97% from HK$2,296,130 as of October 31, 2022 to HK$6,910,583 (approximately US$885,972) as of October 31, 2023. Such increase was primarily due to the cash inflows from our operating activities and bank borrowings.

Our cash and cash equivalents decreased by HK$1,346,266 (approximately US$172,598) or 19.48% from HK$6,910,583 as of October 31, 2023 to HK$5,564,317 (approximately US$713,374) as of April 30, 2024. Such decrease was primarily attributed to the increase in payments for the fees related to the Offering.

Our directors are of the view that we have sufficient cash to operate our business for at least twelve months from the date of this prospectus. Our shareholders may review and monitor our cash level from time to time and they may consider suitable equity financing or debt financing to support our business operation.

Accounts receivables, net

Accounts receivables, net are recorded at the gross billing amount less an allowance for any non-collectable accounts due from the customers. Accounts receivables do not bear interest and are considered overdue after 30 days from the date of sale invoices.

Our accounts receivable, net increased by HK$5,571,652 (approximately US$714,314) or 117.25% from HK$47,520 as of October 31, 2022 to HK$5,619,172 (approximately US$720,407) as of October 31, 2023, primarily attributable to the increase in sales generated near year-end date which were settled by credit card by individual customers and these sales were settled by credit card companies to us within 1-2 days after year end date.

Our accounts receivable, net decreased by HK$5,195,092 (approximately US$666,037) or 92.45% from HK$5,619,172 as of October 31, 2023 to HK$424,080 (approximately US$54,369) as of April 30, 2024, primarily attributable to settlement of aforementioned sales by credit card companies to us after October 31, 2023.

For the years ended October 31, 2022 and 2023, and for the six months ended April 30, 2024 no allowance for doubtful accounts was recognized. Our Company has not experienced any significant bad debt or write-offs of accounts receivables in the past.

Inventories, net

Our inventories, net mainly represented raw materials, finished goods and goods consigned for subcontracting. Our goods for subcontracting represented those products we transferred to our subcontractors for jewelry processing. Our inventories increased by approximately HK$1,543,853 (approximately US$197,930) or 5.59% from HK$27,601,637 as of October 31, 2022 to HK$29,145,490 (approximately US$3,736,601) as of October 31, 2023. Our inventories, net increased by HK$3,164,374 (approximately US$405,689) or 10.86% from HK$29,145,490 as of October 31, 2023 to HK$32,309,864 (approximately US$4,142,290) as of April 30, 2024. Such substantial increases were mainly attributable to the opening of our new retail store in Kwun Tong in September 2023.

Deferred offering costs

Our deferred offering costs consisted principally of all offering costs pre-paid by our Company as of October 31, 2023, and April 30, 2024 such as legal fees, audit fees, financial advisory services fees and industry expert services fees in connection with this Offering. Such costs are deferred until the closing of this Offering, at which time the deferred costs are offset against the offering proceeds. In the event that this Offering is unsuccessful or aborted, the costs will be expensed. Our deferred offering costs amounted to HK$2,649,000 (approximately US$339,615) as of October 31, 2023. No balance as of October 31, 2022 was recognized since our Company’s listing process commenced subsequent to October 31, 2022. Our deferred offering costs increased by HK$2,875,000 (approximately US$368,590) or 108.53% from HK$2,649,000 as of October 31, 2023 to HK$5,524,000 (approximately US$708,205) as of April 30, 2024, primarily attributable to the increased costs incurred for this Offering.

Deposits, prepayments, and other receivables

Our deposits, prepayments, and other receivables mainly represented the rentals, management and utility deposits and prepayments. Such balance increased by HK$882,037 (approximately US$113,082) or 105.60% from HK$835,250 as of October 31, 2022 to HK$1,717,287 (approximately US$220,165) as of October 31, 2023, primarily due to a prepayment made to an advertising company for enhancing the brand awareness of our Company near year-end date.

Our deposits, prepayments, and other receivables decreased by HK$792,878 (approximately US$101,651) or 46.17% from HK$1,717,287 as of October 31, 2023 to HK$924,409 (approximately US$118,514) as of April 30, 2024, primarily attributable to the refund of the prepayment made to an advertising company.

Accounts payable

Our accounts payable mainly represented the outstanding payable balances of our purchases from our suppliers. Our accounts payable increased by HK$669,660 (approximately US$85,854) or 180.36% from HK$371,290 as of October 31, 2022 to HK$1,040,950 (approximately US$133,455) as of October 31, 2023, mainly due to the purchases of pure gold of 99.99% gold purity from a supplier near year end date and such balance has been settled in November 2023.

Our accounts payable decreased by HK$1,040,950 (approximately US$133,455) or 100% to nil as of April 30, 2024, primarily attributable to the settlement of our accounts payable before period end date.

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Accrued liabilities and other payables

Our accrued liabilities and other payables mainly included (i) the sales proceeds of gold bars (after deducting our commission income) received by us on behalf of the local corporate customer under an agreement, pursuant to which, we source, procure and sell the gold bars to the individual purchasers referred by the local corporate customer. For this arrangement, after we procured the gold bars, we then sold the gold bars to the individual customers at a sales price. After gold bars were sold, we obtained the sales proceeds from the individual customers and we will charge 2% of the sales proceeds as our commission income and the remaining proceeds will be treated as referral fee payable to the local corporate customer; (ii) the accrued offering expenses; (iii) the provision of long services payments and annual leaves; (iv) the accrued interest expenses; and (v) accrued director’s remuneration. Such balance increased by approximately HK$8,413,634 (approximately US$1,078,671) or 1,103.82% from HK$762,227 as of October 31, 2022 to HK$9,175,861 (approximately US$1,176,392) as of October 31, 2023. Such increase was mainly due to (i) the increase in sales proceeds (after deducting our commission income) of gold bars received on behalf of a local corporate customer of HK$7,466,825 (approximately US$957,285), which shall be returned by us to the local corporate customer according to the agreement as explained above; and (ii) the increase in accrued offering expense as a result of the commencement of the listing plan in July 2023. For the details of the commission fee, see “Business – Commission income” on page 89 for further details.

Our accrued liabilities and other payables decreased by HK$5,875,487 (approximately US$753,268) or 64.03% from HK$9,175,861 as of October 31, 2023 to HK$3,300,374 (approximately US$423,125) as of April 30, 2024, primarily attributable to the settlement of the referral fees to the local corporate customer during the six months ended April 30,2024.

Deposit received

Our deposit received mainly represented the partial installments paid by our customers for purchasing of jewelry. Since May 2019, we have provided our customers the option to pay for their jewelry in installments, dividing the purchase amount into smaller, equal monthly payments, with the jewelry remaining in our possession until the full amount is paid. Such balance increased by HK$698,654 (approximately US$89,571) or 312.71% from HK$223,418 as of October 31, 2022 to HK$922,072 (approximately US$118,214) as of October 31, 2023. During the year ended October 31, 2023, more customers opted to pay for their jewelry in installments and accordingly the balance increased.

Our deposit received increased by HK$353,381 (approximately US$45,305) or 38.32% from HK$922,072 as of October 31, 2023 to HK$1,275,453 (approximately US$163,520) as of April 30, 2024, primarily driven by the increase in the partial installments paid by our customers for purchasing of jewelry during the period.

Refundable subscription deposits

Our refundable subscription deposits represented a refundable deposit of HK$3,500,000 (approximately US$448,718) received from a prior investor as of October 31, 2023 for investing in our Company under a subscription agreement entered into on October 7, 2023. As of October 31, 2023, our Company received the refundable deposit of HK$3,500,000 (approximately US$448,718) from the investor while since certain precedent conditions of the subscription agreement were yet to be fulfilled. Accordingly, such balance was classified as a liability. In November 2023, all precedent conditions to the subscription agreements were fulfilled, and our Company issued ordinary shares investor and such amount was transferred to temporary equity. As of April 30, 2024, such balance decreased to nil.

Lease liabilities

Our current lease liabilities mainly represented our obligation to make lease payments arising from the leases for our retail stores and office. Our total lease liabilities amounted to HK$3,143,236 and HK$2,471,772 (approximately US$316,894), as of October 31, 2022 and 2023, respectively. Our current lease liabilities decreased by approximately HK$578,634 (approximately US$74,184) or 29.81% from HK$1,940,948 as of October 31, 2022 to HK$1,362,314 (approximately US$174,656) as of October 31, 2023, mainly due to the settlement of the rentals for our retail stores and our office over the lease term during the year ended October 31, 2023.

Our lease liabilities increased by HK$348,041 (approximately US$44,621) or 25.55% from HK$1,362,314 as of October 31, 2023 to HK$1,710,355 (approximately US$219,276) as of April 30, 2024, mainly attributable to the renewal of a lease agreement during the period.

Bank borrowings

Our bank borrowings comprised of the followings:

				As of October 31,			As of April 30,
				2022	2023	2023	2024	2024
Bank	Maturity date	Interest rate	Guarantee	HKD	HKD	USD	HK$	US$
							(Unaudited)	(Unaudited)
Hang Seng Bank *	October 18, 2024	5.13%-5.88%	(a) and (d)	$5,162,032	$2,653,562	$340,200	-	-
Hang Seng Bank	August 19, 2032	2.75%-3.63%	(a), (b) and (c)	6,026,131	4,446,469	570,060	4,087,414	524,027
Fubon Bank (Hong Kong) Limited	August 15, 2024	5%	(a), (b) and (c)	5,500,000	5,500,000	705,128	5,500,000	705,128
Fubon Bank (Hong Kong) Limited	August 26, 2024	3.75%	(a) and (b)	1,500,000	1,500,000	192,308	1,500,000	192,308
OCBC Wing Hang Bank Limited	February 18, 2027	5.50%	(a) and (c)	3,519,195	2,778,899	356,270	2,394,704	307,014
ZA Bank Limited	June 27, 2024	6.72%-8.38%	(a) and (c)	-	6,500,000	833,333	6,500,000	833,333
Total:				$21,707,358	$23,378,930	$2,997,299	19,982,118	2,561,810

Note:

* As of October 31, 2023, the Company was not fully compiled with certain financial covenants pursuant to the facility letter issued by Hang Seng Bank. For the six months ended April 30, 2024, the Company fully repaid such bank loan of HK$2,653,562 to Hang Seng Bank.

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Our bank borrowings increased by HK$1,671,572 (approximately US$214,304), or 7.70%, from HK$21,707,358 as of October 31, 2022 to HK$23,378,930 (approximately US$2,997,299) as of October 31, 2023, mainly attributable to the increase in the bank borrowings to support our operations and working capital. The increase in our current portion of bank borrowings was mainly attributable to the proceeds of our new bank borrowings of HK$6,500,000 (approximately US$833,333) financed during the year ended October 31, 2023, which was partially offset by the repayment of our existing borrowings of HK$4,828,428 (approximately US$619,029).

Our bank borrowings decreased by HK$3,396,812 (approximately US$435,489), or 14.53%, from HK$23,378,930 as of October 31, 2023 to HK$19,982,118 (approximately US$2,561,810) as of April 30, 2024, mainly attributable to the full repayment of one of the loans from Hang Seng Bank.

These loans are subject to annual interest rates determined by the bank, which currently range from 2.75% to 8.38%. Under some of these loan agreements, our Company is subject to specific financial covenants, including clauses that allow for repayment on demand and set minimum net worth requirements. Hence, all bank borrowings are reclassified as current liabilities.

Interest related to the bank borrowings was HK$686,195 and HK$1,196,778 (approximately US$153,433) for the years ended October 31, 2022 and 2023, respectively.

Interest related to the bank borrowings was HK$518,743 and HK$607,575 (approximately US$77,894) for the six months ended April 30, 2023 and 2024, respectively.

These banking facilities are guaranteed and secured, details of which are as follows:

(a)	unlimited personal guaranteed by Mr. KF Sze, the director of our Company;
(b)	unlimited personal guaranteed by Mr. KF Sze’s spouse;
(c)	guaranteed by HKMC Insurance Limited under the Hong Kong SME Financing Guarantee Scheme, launched by The Hong Kong Mortgage Corporation Limited; and
(d)	an insured sum of US$1,100,000 under a life insurance policy for our Company’s director, Mr. KF Sze.

Income tax payable

Our income tax payable amounted to HK$756,863 (approximately US$97,034) as of October 31, 2023, as compared to nil as of October 31, 2022. The increase was mainly due to the increase in our income before income taxes for the year ended October 31, 2023.

Our income tax payable decreased by HK$65,018 (approximately US$8,336) or 8.59% from HK$756,863 as of October 31, 2023 to approximately HK$691,845 (approximately US$88,698) as of April 30, 2024, primarily due to the net effect of the settlement of income tax for previous financial year and the increase in tax payable for the six months ended April 30, 2024.

Non-current Assets

Plant and equipment, net

Our plant and equipment primarily consisted of leasehold improvement, furniture and fixture, office and retail equipment. Our plant and equipment decreased by HK$59,868 (approximately US$7,675) or 13.68% from HK$437,612 as of October 31, 2022 to HK$377,744 (approximately US$48,429) as of October 31, 2023. Such decrease was primarily due to the depreciation for our plant and equipment for the year ended October 31, 2023, which was partially offset by the addition of the leasehold improvement of our new retail store in Kwun Tong opened in September 2023.

Our plant and equipment decreased by HK$60,357 (approximately US$7,738) or 15.98% from HK$377,744 as of October 31, 2023 to HK$317,387 (approximately US$40,691) as of April 30, 2024, primarily due to the depreciation for our plant and equipment for the six months ended April 30, 2024.

Right-of-use assets, net

Our right-of-use assets primarily consisted of the right to use our leases of retail stores and office during the least term. Our right-of-use assets decreased by HK$681,630 (approximately US$87,388) or 21.93% from HK$3,107,818 as of October 31, 2022 to HK$2,426,188 (approximately US$311,050) as of October 31, 2023 was primarily due to the depreciation of the leases of our office and retail stores over the lease term during the year ended October 31, 2023.

Our right-of-use assets increased by HK$212,463 (approximately US$27,239) or 8.76% from HK$2,426,188 as of October 31, 2023 to HK$2,638,651 (approximately US$338,289) as of April 30, 2024, primarily due to the renewal of a lease agreement during the period.

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Long-term other assets, net

Our long-term other assets, net primarily represented an insurance policy whose beneficiary was Mr. Sze, one of our executive directors of our Company. Our long-term other assets increased by HK$49,824 (approximately US$6,388) or 2.63% from HK$1,893,400 as of October 31, 2022 to HK$1,943,224 (approximately US$249,131) as of October 31, 2023. Such balance increased by HK$35,074 (approximately US$4,497) or 1.8% from HK$1,943,224 as of October 31, 2023 to HK$1,978,298 (approximately US$253,628) as of April 30, 2024, primarily due to the changes in the fair value of insurance policy.

Cash Flows

Our use of cash is primarily related to operating activities, capital expenditure, advances to shareholders, repayment of bank borrowings and payment of offering costs. We have historically financed our operations primarily through our cash flows generated from our operating activities, drawing of new bank borrowings, refundable deposit and other private placement. The following table sets forth a summary of our cash flows information for the periods indicated:

	Years ended October 31,			Six months ended April 30,
	2022	2023	2023	2023	2024	2024
	HK$	HK$	US$	HK$	HK$	US$
				(Unaudited)	(Unaudited)	(Unaudited)
Net cash (used in) / provided by operating activities	(3,581,973)	7,828,755	1,003,687	(1,314,640)	(1,997,620)	(256,105)
Net cash used in investing activities	—	(210,800)	(27,026)	-	(20,566)	(2,637)
Net cash provided by / (used in) financing activities	3,673,545	(3,003,502)	(385,064)	1,841,672	671,920	86,144
Net increase in cash	91,572	4,614,453	591,597	527,032	(1,346,266)	(172,598)
Cash at beginning of the year	2,204,558	2,296,130	294,375	2,296,130	6,910,583	885,972
Cash at the end of the year	2,296,130	6,910,583	885,972	2,823,162	5,564,317	713,374

Operating activities

Our cash inflow from operating activities was principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of staff costs, rental expenses, director’s remuneration of our Company and other operating expenses.

For the six months ended April 30, 2024, we had net cash used in operating activities of HK$1,997,620, (approximately US$256,105), mainly arising from the net income of HK$1,747,777 (approximately US$224,075) adjusted for (i) the depreciation of plant and equipment of HK$1,051,284 (approximately US$134,780); (ii) the non-cash lease expense of HK$76,105 (approximately US$9,757); (iii) the fair value gain of long-term other assets of HK$35,074 (approximately US$4,497); and (iv) the changes in operating assets and liabilities of HK$4,837,712 (approximately US$620,219). Changes in operating assets and liabilities consisted of (i) the increase in inventories of HK$3,164,374 (approximately US$405,689); (ii) the decrease in accounts payable of HK$1,040,950 (approximately US$133,455); (iii) the decrease in accrued liabilities and other payables of HK$5,875,487 (approximately US$753,268); (iv) the increase in lease liabilities and right-of-use assets of HK$1,033,234 (approximately US$132,466); and (v) the decrease in income tax payable of HK$65,018 (approximately US$8,336) which were partially offset by (i) the decrease in accounts receivable of approximately HK$5,195,092 (approximately US$666,038); (ii) the decrease in deposits, prepayments, and other receivables of HK$792,878 (approximately US$101,651); and (iii) the increase in deposit received of HK$353,381 (approximately US$45,305).

For the year ended October 31, 2023, we had net cash provided by operating activities of HK$7,828,755, (approximately US$1,003,687), mainly arising from the net income of HK$5,048,953 (approximately US$647,302) adjusted for (i) the depreciation of plant and equipment of HK$2,305,875 (approximately US$295,625); (ii) the non-cash lease expense of HK$124,178 (approximately US$15,920); (iii) the fair value gain of long-term other assets of HK$49,824 (approximately US$6,388); and (iv) the changes in operating assets and liabilities of HK$399,573 (approximately US$51,228). Changes in operating assets and liabilities consisted of (i) the increase in accounts receivable of HK$5,571,652 (approximately US$714,313); (ii) the increase in inventories of HK$1,543,853 (approximately US$197,930); (iii) the increase in deposits, prepayments, and other receivables of HK$882,037 (approximately US$113,082); and (iv) the decrease in right-of-use assets and lease liabilities of HK$2,149,219 (approximately US$275,541), which were partially offset by (i) the increase in accounts payable of approximately HK$669,660 (approximately US$85,854); (ii) the increase in accrued liabilities and other payables of HK$8,413,634 (approximately US$1,078,671); (iii) the increase in income tax payable of HK$764,386 (approximately US$97,998); and (iv) the increase in deposits received of HK$698,654 (approximately US$89,571).

For the year ended October 31, 2022, we had net cash used in operating activities of HK$3,581,973, mainly arising from the net loss of HK$41,117 adjusted for (i) the depreciation of plant and equipment of HK$2,621,262; (ii) the non-cash lease expense of HK$138,701; (iii) the fair value gain of long-term other assets of HK$72,630; (iv) the loss on disposal of plant and equipment of HK$357,714; and (v) changes in operating assets and liabilities of HK$6,585,903. Changes in operating assets and liabilities consisted of (i) the increase in accounts receivable of HK$47,520; (ii) the increase in inventories of HK$3,641,954; (iii) the increase in deposits, prepayments, and other receivables of HK$88,037; (iv) the decrease in accounts payable of approximately HK$240,781; (v) the decrease in deposits received of HK$323,849; and (iv) the decrease in right-of-use assets and lease liabilities of HK$2,383,846, which were partially offset by (x) the increase in income tax payable of HK$28,392; and (y) the increase of accrued liabilities and other payables of HK$111,692.

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Investing activities

Our net cash used in investing activities was principally for our capital expenditures including the purchase of property and equipment.

For the six months ended April 30, 2024, we recorded net cash used in investing activities of HK$20,566 (approximately US$2,637), primarily due to the purchase of furniture and fixtures for office use.

For the year end October 31, 2023, we had net cash used in investing activities of HK$210,800 (approximately US$27,026), mainly due to the increase in our leasehold improvements for our new retail store in Kwun Tong.

Financing activities

Our net cash provided by financing activities was principally from proceeds from refundable deposits, private placement and bank borrowings while our cash used in financing activities was principally for repayment to a director, payment of offering cost and repayment of bank borrowings.

For the six months end April 30, 2024, we had net cash provided by financing activities of HK$671,920 (approximately US$86,144), primarily attributable to (i) the advances to shareholders of HK$842,869 (approximately US$108,061); and (ii) the proceeds from private placement of HK$6,500,000 (approximately US$833,333), which was partially offset by (i) the dividends paid to shareholders of HK$399,137 (approximately US$51,171); (ii) the payment of offering costs of HK$2,875,000 (approximately US$368,590); and (iii) the repayment of bank borrowings of HK$3,396,812 (approximately US$435,489).

For the year ended October 31, 2023, we had net cash used in financing activities of HK$3,003,502 (approximately US$385,064), primarily attributable to (i) the advances to shareholders of HK$11,526,074 (approximately US$1,477,702); (ii) the payment of offering cost of HK$2,649,000 (approximately US$339,615); and (iii) the repayment of bank borrowings of HK$4,828,428 (approximately US$619,029), which was partially offset by (i) the proceeds from bank borrowings of HK$6,500,000 (approximately US$833,333); and (ii) the proceeds from refundable deposits and private placement of HK$9,500,000 (approximately US$1,217,949).

For the year ended October 31, 2022, we had net cash provided by financing activities of HK$3,673,545, mainly arising from the proceeds from bank borrowings of HK$14,000,000, which was partially offset by (i) the advances to shareholders of HK$5,218,667; and (ii) the repayment of bank borrowings of HK$5,107,788.

As a result of the foregoing, the directors of our Company believe that, taking into consideration of the financial resources presently available, including the current levels of cash, accounts receivables, bank borrowings and proceeds from refundable deposits and private placements, our sources of funding will be sufficient to meet our anticipated cash needs for at least the next twelve months from the date of this prospectus. Our shareholders will review and monitor our cash level from time to time and they may further consider suitable equity financing or debt financing as needed to support our business.

Private Placement

On October 7, 2023, our Company entered into subscription agreements with four prior investors for the issuance of 67 ordinary shares to each investor, totaling an aggregate consideration of HK$16,000,000 (approximately US$2,052,014).

As of October 31, 2023, our Company received the refundable deposit of HK$3,500,000 (approximately US$448,718) from one of the investor, which is recorded as current liability. The issuance of shares under the subscription agreements is contingent upon satisfying certain precedent conditions. Additionally, the investor holds the right to exercise put option, enabling the investor to sell the shares back to our Company at the original purchase price. This option is exercisable if our Company fails to list its shares on a qualified stock exchange, as specified in the agreements, within a two-year period from the completion date of the respective subscription agreements.

As of October 31, 2023, our Company received the proceeds of HK$6,000,000 (approximately US$769,231) from three of the investors, which are presented as shares to be issued under equity section.

In November 2023, our Company received the remaining proceeds of HK$6,500,000 (approximately US$833,333) payable under the subscription agreements and consummated the private placement with these four prior investors. On November 27, 2023, our Company issued 268 ordinary shares to the four prior investors.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our combined financial statements and other disclosures included in this prospectus.

Revenue Recognition

Our Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

Our Company identifies its contracts with customers and all performance obligations within those contracts. Our Company then determines the transaction price and allocates the transaction price to the performance obligations within our Company’s contracts with customers, recognizing revenue when, or as, our Company satisfies its performance obligations. Our Company recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

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Certain portion of our Company’s income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Our Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. Our Company’s revenue recognition policies are in compliance with ASC Topic 606, as follows:

Our Company typically enters into sale contract with its customers where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, or other incentive and no right of return exists on sales of merchandise. Our Company’s performance obligation is to deliver products according to contract specifications. Our Company recognizes gross product revenue at a point in time when the control of products or services is transferred to customers.

Revenue from product sales is recognized at a point of sale upon customer check-out, whereby the goods are delivered and transferred to customers, being at the point that the customer obtains the control of the goods at the retail counter and our Company has presented the right of payment and collection of the consideration is probable.

Our Company only accepts the return of products that are defective or non-conforming due to defects in craftsmanship.

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, our Company evaluates the terms in the agreements with its channels and independent contractors to determine whether or not our Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether our Company has control over the goods prior to transferring it. In general, our Company controls the products as it has the obligation to (i) fulfill the product delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of resale products, our Company has control to set its selling price to ensure it would generate profit for the product delivery arrangements. Our Company believes that all these factors indicate that our Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

However, during the year ended October 31, 2023 and the six months ended April 30, 2024, our Company, as an agent, earns commission income from the trading of gold bars, in which these business activities are considered short-term and non-recurring in nature.

Accounts Receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest and are considered overdue after 30 days from the date of sale invoices Our Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

As of October 31, 2022 and 2023 and April 30, 2024, no allowances for doubtful accounts are recorded as our Company considers all of the outstanding accounts receivable fully collectible in the foreseeable future.

Inventories

Inventories primarily consist of raw materials, goods consigned for subcontracting and finished goods. which are stated at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. Our Company takes ownership, risks, and rewards of the products purchased.

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Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, and other factors. Our Company continuously evaluates the recoverability of our Company’s inventories, and inventory provisions are recorded in the consolidated statements of operations. Our Company did not record write-down of potentially obsolete inventories or lower cost or market adjustment for the years ended October 31, 2022 and 2023 and for the six months ended April 30, 2024.

Lease

Our Company adopts ASU 2016-02, “Leases (Topic 842).” for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

Our Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the consolidated balance sheets.

ROU assets represent our Company’s right to use an underlying asset for the lease term and lease liabilities represent our Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, our Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that our Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. Our Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of our Company’s real estate leases are classified as operating leases and there was no lease with a duration of twelve months or less.

Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as plant and equipment owned and held by our Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the years ended October 31, 2022 and 2023 and for the six months ended April 30, 2024.

Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

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For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024, our Company did not have any interest and penalties associated with tax positions. As of October 31, 2022 and 2023 and as of April 30, 2024, our Company did not have any significant unrecognized uncertain tax positions.

Our Company is subject to tax in local jurisdiction. As a result of its business activities, our Company files tax returns that are subject to examination by the relevant tax authorities.

Related parties

Our Company follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850, the related parties include: a) affiliates of our Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of our Company; e) management of our Company; f) other parties with which our Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Related Party Transaction and Balances

See “Related Party Transactions” on page 116.

Off-balance Sheet Arrangements

Our Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Commitments and Contingencies

From time to time, our Company may be involved in various legal proceedings and claims in the ordinary course of business. Our Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of April 30, 2024, our Company did not have any significant commitments and contingencies involved.

Subsequent Events

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated financial statements are issued, our Company has evaluated all events or transactions that occurred after October 31, 2023, up to the date that the audited consolidated financial statements were available to be issued.

For the fiscal year ended October 31, 2023

On November 9, 2023, our Company declared a special dividend in the amount of HK$23,301,890 to its shareholders.

On November 15, 2023, our Company entered into a lease agreement with its shareholder and director, Mr. KF Sze with a monthly rent of HK$20,000 (US$2,564) to lease a property from Mr. KF Sze for use of our office for a one-year term from December 1, 2023 to November 30, 2024.

On November 27, 2023, our Company consummated a private placement with four prior investors and issued 268 new ordinary shares for aggregate proceeds of HK$16,000,000.

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As of March 20, 2024, our Company fully repaid the bank loan of HK$2,653,562 (approximately US340,200) with certain financial covenants to Hang Seng Bank.

On March 20, 2024, Mr. KF Sze, one of our Company’s shareholder and executive director, fully settled his receivable with our Company by offsetting against his portion of the special dividend distributed on November 9, 2023.

For the six months ended April 30, 2024

There were no significant events or transactions occurred after April 30, 2024, up to the date that the unaudited condensed consolidated financial statements were available to be issued.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Hong Kong dollars. We have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our Ordinary Shares will be affected by the exchange rate between the U.S. dollar and Hong Kong dollar because a substantial all of our revenue and expenses are effectively denominated in Hong Kong dollar, while our Ordinary Shares will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of October 31, 2022 and 2023 and the six months ended April 30, 2024, however, our management monitors movements in exchange rates closely.

To the extent we need to convert U.S. dollars into Hong Kong dollars for our operations, appreciation of Hong Kong dollar against the U.S. dollar would reduce the amount in Hong Kong dollars we receive from the conversion. Conversely, if we decide to convert Hong Kong dollars into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares, or for other business purposes, appreciation of the U.S. dollar against the Hong Kong dollar would reduce the U.S. dollar amounts available to us.

Concentration and credit risk

Our Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence our Company’s business, financial condition, and results of operations.

As of October 31, 2023 and April 30, 2024, our cash and cash equivalents of HK$6,910,583 (approximately US$885,972) and HK$5,564,317 (approximately US$713,374), respectively. Our cash and cash equivalents were maintained at financial institutions in Hong Kong, which is subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, our Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts.

Major Suppliers

For the year ended October 31, 2023, two suppliers accounted for 25.69% and 17.74% of our direct cost, respectively. For the year ended October 31, 2022, one supplier accounted for 37.03% of our direct cost, respectively. For the six months ended April 30, 2024, two suppliers accounted for 54.48% and 26.40% of our direct costs, respectively.

Major Customers

For the years ended October 31, 2022 and 2023 and for the six months ended April 30, 2024, there was no single customer who accounted for 10% or more of our Company’s revenue.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our Company’s financial instruments will fluctuate because of changes in market interest rates.

Our Company is exposed to interest rate risk primarily relates to the variable-rate bank borrowings and is mainly concentrated on the fluctuation of Hong Kong Prime Rate and HIBOR arising from our Company’s bank borrowings. Our Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

Our Company is also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at the prevailing market rates and variable-rate bank borrowings.

Economic and political risk

Our Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence our Company’s business, financial condition, and results of operations.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements in the section headed “Note 2 - Summary of Significant Accounting Policies” contained in Note 2 to the consolidated financial statements.

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BUSINESS

Overview

The Operating Subsidiaries are jewelry retailers based in Hong Kong with a loyal customer base. As of the date of this prospectus, we have five retail stores which are strategically located in densely populated areas or community shopping malls that are close to private residential, industrial or commercial buildings across different regions in Hong Kong to attract local residents, working populations in those neighborhoods as well as tourists. Our product portfolio caters to the mid-end market targeting middle-income customers with a wide range of items, including (i) gold jewelry (i.e. earrings, rings, pendants, necklaces, bracelets, bangles and beads), gold bars and gold pellets, all of which are made of high-purity gold of 99.99% gold purity, sold by MPJ; (ii) diamond jewelry sold by the Operating Subsidiaries; (iii) recycled gold, which are gold jewelry products of different purity we acquired from the general public for resale and traded by MPJ; and (iv) other products such as silver jewelry, gem-set jewelry, jade and jade jewelry as well as gold jewelry and ornament that are made of various purity of gold (including karat gold which is a mix of pure gold with other metals) sold by the Operating Subsidiaries. We have also entered into an agreement with a corporate customer for the procurement of gold bars on a commission basis.

Products

A brief description of our four major types of products is as follows:

1.	Pure Gold Products

MPJ offers gold jewelry of 99.99% gold purity to our customers. Our products include traditional Chinese wedding jewelry such as dragon and phoenix bangles, and other gold jewelry, including rings, bracelets, necklaces and gold beads. MPJ also sells gold bars and gold pellets to our customers.

2.	Diamond jewelry

The Operating Subsidiaries sell jewelry products that are mounted with diamonds of various purities, sizes and shapes, which include rings, pendants, brooches, earrings, etc.

3.	Recycled gold

MPJ purchases recycled gold products of different purity from the general public at a discounted price slightly below the market price of gold at the time of the transactions. Recycled gold products will go through a valuation process, in which the higher quality products will be resold to customers after minor touch-up works and the relatively lower quality products will be directly sold to a corporate customer without processing.

4.	Other products

The Operating Subsidiaries offer a variety of other products, including gold ornaments in both classic and popular designs, silver jewelry in different purities (i.e. bangles, necklaces and rings), jade and jade jewelry, gold jewelry in various purities (including karat gold which are a mix of pure gold with other metals) and gem-set jewelry.

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The table below sets forth some of our products:

Our Business Operations

(A)	Retail of Jewelry

The Operating Subsidiaries are jewelry retailers in Hong Kong. Set out below is a diagram of our operational flow for the sales of our jewelry:

1.	Sourcing and procurement

Sourcing and procurement process

The Operating Subsidiaries’ procurement process is structured to ensure the high quality of materials and products for our customers. This process begins with our procurement team closely collaborating with our retail stores to ascertain the specific types and quantities of raw materials or finished products required. Generally, the Operating Subsidiaries procure raw materials including precious metals, diamonds and gemstones and finished products including jewelry and gold ornaments from the suppliers on our approved list.

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Upon arrival, both raw materials or finished products are subject to our strict quality control standards and various quality control procedures to ensure they align with our high standards. Our quality control procedures generally include examining aspects such as color, cut, weight, clarity, authenticity, design, and features of the raw materials. The Operating Subsidiaries might also request suppliers to provide further information such as origin of the diamonds or gemstones and any relevant certificates, to ensure authenticity and ethical sourcing.

In instances where raw materials or finished products fail to meet our specific standards and quality criteria, they will be returned to the suppliers. Under these circumstances, no payment will be made for such materials or finished products.

The Operating Subsidiaries have maintained well-established and long-term relationships with our existing suppliers of raw materials and finished products, who enable us to have a stable supply of raw materials at competitive prices. Our purchasing plans are structured for flexibility. We do not enter into long-term, fixed-price or fixed-amount agreements with any supplier, allowing us the ability to adapt to market changes and customer preferences. See “Business – Suppliers” on page 93. To make sure we have access to materials and products that meet our diversified needs, we carefully curated a list of approved suppliers, which are selected based on their ability to meet our stringent quality standards and ethical sourcing practices. This list is regularly reviewed by our management to ensure it aligns with our evolving needs and market trends.

Source of raw materials and finished products

Precious metals, diamonds, and gemstones

The precious metals, diamonds and gemstones are purchased from suppliers in Hong Kong and Mainland China. To ensure that our purchases are from legitimate sources, the Operating Subsidiaries (i) require our suppliers to provide detailed information or documents on the sources of the raw materials; and (ii) assess the suppliers based on, among others, the suppliers’ track record, reputation and their operating history in the jewelry industry.

While the Operating Subsidiaries’ operations do not involve the import or export of rough diamonds, we are conscientious about the international standards concerning “conflict diamonds”. The Operating Subsidiaries rely on Hong Kong importers who are obligated to adhere to the Kimberly Process Certification Scheme (the “KPCS”), which is an international negotiating forum that seeks to stop trading in “conflict diamonds” from fueling armed conflicts, activities of rebel movements and illicit proliferation of armament. To the best of our knowledge and based on the information available to us, there have been no accusations or concerns regarding the legitimacy of our sources of the diamonds and gemstones suppliers.

Jewelry and gold ornaments

Finished gold jewelry, finished gem-set jewelry, finished silver jewelry and gold ornaments are purchased from our list of approved suppliers in Hong Kong and Mainland China. These finished jewelries procured by us do not need to undergo any jewelry processing stages before they are offered for sale. Once the products are delivered to our retail stores or head office, our quality control team would perform quality check on the products.

Acquisition of pre-owned jewelry from the general public

Aside from the procurement of finished jewelry products, MPJ also acquires pre-owned jewelry from the general public. According to the F&S Report, the second-hand jewelry market is growing and it is a common practice for jewelry retailers in Hong Kong to acquire pre-owned jewelry as (i) it provides customers a sustainable choice that lessens the demand for newly made and produced pieces; (ii) the acquisition price of which is often lower than new products; (iii) it offers the chance for retailer to discover unique vintage items from various eras; (iv) it increases the variety of styles, materials and designs sold by a retailer; and (v) second-hand jewelry of famous brands may increase in value over time. During the years ended October 31, 2022 and 2023, and the six months ended April 30, 2024, we have accepted items such as diamond, pearl and ruby and sapphire jewelry. Once the pre-owned jewelry is presented to us, our store managers examine the quality of the piece based on the color, cut, weight, clarity, authenticity, design, and features of the precious metals, diamonds and gemstones. The valuation process is performed in front of the customer. Our retail store managers then provide a purchase offer based on the appraisal of the second-hand jewelry with reference to its market value. If the jewelry’s estimated valuation price exceeds HK$30,000, the purchase offer would be subject to final approval by our head of retail department, Mr. KS Sze, or by one of the executive directors. The acquired pre-owned jewelries are handed over to our in-house craftsman for jewelry processing (i.e. cleaning, polishing, restoring, redesigning and remounting) for our resale.

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2.	Quality control

Our Group places a strong emphasis on quality control. Our jewelry is subject to strict in-house quality control, and we only source jewelry from suppliers in our Group’s approved list. We perform quality control at different stages of the procurement and production process.

Our quality control team is led by our executive director, namely (i) Mr. KF Sze, an executive director, who possesses over 20 years of industry experience; (ii) Ms. SL Sze, an executive director, who possesses over 15 years of industry experience; and (iii) Mrs. KL Sze, an executive director and the head of the procurement and administration department, who possesses 12 years of experience in the jewelry retail industry.

Quality control on raw materials and finished jewelry procured from suppliers

Our Group adopts different quality control procedures for different types of jewelry sourced from the suppliers.

Loose diamonds and finished diamond jewelry

Our Group has established rigorous quality control measures to authenticate and assess the quality of our products. For lower carat weight diamonds, we conduct sample checking by using diamond testers which can indicate the authenticity of diamonds. For higher carat weight diamonds, for example, 0.5 carat or above, our quality control team will (i) conduct authenticity test by using the diamond tester to ensure that they are authentic and differentiate natural diamonds from synthetic diamonds; (ii) further examine the color, carat, and clarity of the diamonds using loupes and jewelry weighing scales that are commonly used across jewelry retailers to inspect the reflection, refraction and dispersion of the diamonds; and (iii) use a digital thickness gauge to measure the thickness of the diamonds to make sure that the loose diamonds match the required specification. The quality control team may also examine the Gemological Institute of America (GIA) report and the GIA diamond report number which should be etched directly onto the girdle of the diamond.

For finished jewelry including finished diamond jewelry and gold jewelry, the quality control team inspects and conducts a series of tests on the physical characteristics of finished jewelry in addition to the above-mentioned tests, including (i) examining the jewelry under strong light to detect any cracks or flaws inside; and (ii) rubbing the jewelry pieces with a soft cloth to check the amount of peelings or tarnish.

Silver jewelry, gem-set jewelry and gold products

To evaluate the quality of silver jewelry, we inspect the markings on the silver jewelry that indicate the level of purity of the silver and also examine the craftsmanship of the silver jewelry pieces under the loupe. For gem-set jewelry, we examine the features of the gemstones under the loupes.

To check the quality of the gold products, we compare the color of the gold products to the labels of the gold products, which specify the purity of the gold using a color chart. We also weigh the gold products and examine them under the loupes to ensure that the gold products match our specifications. Additionally, we conduct flame and acid tests on all gold products to determine the purity of gold. Thicker gold products such as gold bars will be cut in half or into smaller pieces before the tests are performed to ensure that the purity of gold is consistent throughout the gold product.

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3.	Jewelry design, processing and craftsmanship

Generally, our jewelry processing and craftsmanship process consist of two steps, namely, design and production. We initiate and develop jewelry designs based on market trend, our initiations and communications with our customers. We convey our concepts and designs to our subcontractors for preparation of drawings and rubber molds accordingly. To promote our brand image, many of our jewelry and gold ornaments are also marked with brand acronym of “Man Pong Jewelry,” except for jewelry such as jade bracelets and wedding rings.

The design and crafting process of gold jewelry

The designs of gold jewelry are generally made for weddings, in traditional styles commonly seen in the Hong Kong market. We may select and modify gold jewelry designs from samples provided by the subcontractors and purchase the amount of gold from the suppliers for production by the subcontractors. The production of gold jewelry by our subcontractors generally includes (i) mold production; (ii) gold casting; (iii) filing and laser welding; and (iv) polishing. The processing fees charged by the subcontractors are determined on a case-by-case basis according to the complexity of the production steps and the number of orders.

Our quality control team will examine the overall quality of the jewelry to ensure that it is made according to the specifications stated in the relevant order.

The design and crafting process of diamond jewelry

Our approach to creating diamond jewelry is a blend of artistic vision and precise craftsmanship. After coming up with the designs of diamond jewelry in the form of sketches, we communicate with our subcontractors who will then provide us with the three-dimensional (3D) computerized images and detailed measurements based on our initial concepts, designs and specifications, for our approval. We will only place orders to process the relevant jewelry after our executive directors have assessed its relevant images, measurements, proportions, rubber molds, the level of required production techniques and craftsmanship, and the subcontractors’ ability to produce the jewelry in conforming with our designs and specifications.

Most of the processing works of our diamond jewelries are outsourced to our approved subcontractors. Some jewelry processing works which involve diamonds of higher value or which require refined and precise craftsmanship will be carried out by our in-house craftsman. We also offer our customers the option of creating customized jewelry with extra processing fees.

The usual scope of the diamond jewelry processing work includes (i) producing detailed measurements and 3D images according to our sketches; (ii) producing mold according to the concepts and designs provided by us; (iii) precious metal casting; and (iv) setting of diamonds as required according to the design, if any. Our in-house craftsman is mainly responsible for finishing steps such as (i) matching of diamonds; (ii) setting of diamonds into jewelry pieces; and (iii) polishing of jewelry pieces to ensure the diamond has a smooth and shiny surface.

4.	Quality control on jewelry processed by subcontractors

During the years ended October 31, 2022 and 2023, and the six months ended April 30, 2024, and as of the date of this prospectus, we have not entered into long-term agreements with our subcontractors, which is our common practice and aligns with industry norms, as confirmed by F&S. Instead, we place orders with our subcontractors as needed to engage their services. Upon receiving orders from us, subcontractors are required to carry out quality control procedures after processing the jewelry to ensure that the jewelry products meet our requirements. We also conduct a series of quality control tests on our own, including the examination of the authenticity and quality of diamonds and other components of the jewelry pieces in order to make sure the processed diamond jewelry pieces meets our quality standards and specifications. As for gold jewelry, our quality control team will ensure that the weight and color of the gold jewelry match the specifications provided by us. Our staff will examine the features, especially the edges of the gold jewelry and will also compare the color of the gold jewelry to the purity level stated on the invoices with reference to the gold purity color chart. We also require our subcontractors to keep our product design in strict confidence when we outsource the jewelry production and processing works to them. See “Intellectual Property” below for details.

5.	Sale of our jewelry

Our retail stores

As of the date of this prospectus, our five retail stores are all strategically situated in local community shopping malls in some of the most densely populated areas in Hong Kong, surrounded by private residential, industrial and commercial buildings to attract both local residents and working populations in those neighborhoods. Collectively, these stores cover a total saleable floor area of 1,710 square feet. In searching for location of our retail stores, we consider factors including (i) the spending power of target customers in the districts; (ii) accessibility of the location; (iii) the presence of neighboring tenants and competition from other retail stores; (iv) availability of nearby amenities, entertainment and dining options; (v) the relevant lease terms or other restrictions on the premises; (vi) foot traffic of the premises or the shopping malls in which the retail store is to situated; and (vii) size of the premises. We believe that the strategic location of the retail stores is the cornerstone of our well-established customer base.

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Payment by installments

Since May 2019, MPJ has provided our customers the option to pay for their jewelry in installments, dividing the purchase amount into smaller, equal monthly payments, to which the jewelry remains in our possession until the full amount is paid. This option is available for the purchase of any jewelry, excluding gold bars and gold pellets. The installment plan can last up to two years depending on the customers’ need. For the years ended October 31, 2022 and 2023, and the six months ended April 30, 2024, installment plans last for 12 months on average. According to the F&S Report, an instalment payment model is in line with industry practice and is an effective business strategy which may increase sales volume as it allows customers to maintain their cash flow and minimize their financial burden, thereby providing them an option to purchase jewelry of higher values at their own discretion.

(B)	Trading of Recycled Gold Products

In line with industry practice, MPJ accepts and acquires recycled gold products of different purities offered to us by the general public at a slight discount to the market price of gold at the time of the transaction, irrespective of whether such recycled gold was originally purchased from our Group. Set out below is a diagram of our operational flow for the trading of recycled gold products:

Valuation of recycled gold products

All gold jewelry that we receive in our retail stores goes through a throughout valuation process. Our retail store managers carefully examine each product based on its purity, design and overall condition. They also check the authenticity of the recycled gold products that are to be put up for sale in their respective retail stores. The retail store managers generally have substantial industrial experiences and are required to follow stringent quality control procedures when dealing with recycled gold products. They conduct a detailed examination of the recycled gold products, especially the edges and clasps, to check for any discoloration before accepting them into their respective stores.

We will sell recycled gold products of higher quality at our retail stores after performing minor touch-up works. On the other hand, we will sell lower quality recycled gold products collectively to our corporate customer without any processing. These customers are mainly general traders of gold jewelry in Hong Kong, and the sale price will be based on the prevailing market price of gold.

During the years ended October 31, 2022 and 2023, and the six months ended April 30, 2024, we did not receive any material product returns or complaints.

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(C)	Commission Income

On April 3, 2023, MPJ entered into an agreement with the Local Corporate Customer which is an independent third party, under which MPJ receives a commission fee for sourcing, procurement and selling gold bars to individual purchasers (“Individual Purchaser(s)”) referred by the Local Corporate Customer. Under this arrangement, the Local Corporate Customer introduces MPJ to Individual Purchasers, and MPJ provides quotation based on standard daily gold price to the Local Corporate Customer for reference. Upon receiving consent from the Local Corporate Customer, MPJ requests payment from the Individual Purchaser (the “Sales Price”), which includes the Procurement Price (as defined below), the Commission Income (as defined below) and the Referral Fee (as defined below). With approval from the Local Corporate Customer, MPJ advances the procurement price (“Procurement Price”) of the gold bars to suppliers, and proceeds to provide the gold bars to the Individual Purchaser in exchange for the Sales Price. For each transaction, MPJ retains a commission of 2% of the sales proceeds (“Commission Income”), and the remaining proceeds will be transferred to the Local Corporate Customer as referral fee (“Referral Fee”). Since the Local Corporate Customer is one of our major customers for the year ended October 31, 2023, we may face the risks of customer concentration in the future. See “Risks Factors - Risks related to our business and industry - We rely heavily on a few major customers, and any decrease or loss of business from our major customers could adversely and substantially affect our operations and financial conditions.” on page 16. Set out below is a diagram of our business model for our commission income:

Suppliers
4. Pay suppliers the Procurement Price of the gold bars in advance
5. Provide gold bars
2. Provides quotation based on standard daily gold price
3b. Sends request for Individual Purchasers' payment
7. Transfers Referral Fee (Note 2) to Local Corporate Customer
MPJ
Local Corporate Customer
3a. Receipt of the Local Corporate Customer's consent for and on behalf of its Individual Purchasers to proceed
6a. Individual Purchasers pay MPJ the Sales Price (Note 1)
6b. Provides gold bars
1. Introduces MPJ to Individual Purchasers
Individual Purchasers

Note:

1.	The Sales Price is inclusive of the Procurement Price, the Commission Income and the Referral Fee.

2.	The Referral Fee is calculated based on the Procurement Price and the Commission Income deducted from the Sales Price.

Upon receipt of the Individual Purchaser’s purchase order specifying the quantity of gold bars desired, MPJ will provide the Individual Purchaser with a quotation calculated based on the prevailing gold price and Commission Income (2% of the total Sales Price). Once the Individual Purchaser confirms acceptance of the quoted price in writing, MPJ proceeds to purchase the gold bars from suppliers as instructed and makes an advance payment to the suppliers. The Individual Purchaser is obligated to pay MPJ the Sales Price upon receipt of invoice issued by MPJ. The agreement entered into between MPJ and the Local Corporate Customer contains the following salient terms:

Contractual Term	:	The agreement is generally binding and has an effective term of two years upon the commencement date, which would be automatically renewed for two years thereafter unless either party gives a 60-days period written notice of termination.

Scope of service	:	MPJ is generally responsible for sourcing, procuring and selling gold bars to Individual Purchasers on behalf of the customer.

Indemnification	:	The customer is obligated for payment if any Individual Purchaser defaults in payment.

Payment terms	:	MPJ is entitled to a commission fee of 2% of the total sales price for its services.

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Competitive Strengths

We have built up a well-established customer base by establishing retail stores at strategically selected locations

We believe that our ability to build a well-established customer base is attributable to the strategic location of the retail stores across various districts in Hong Kong that provide high footfall traffic and through which we can reach out to our customers. Our retail stores are strategically located at local populous areas or community shopping malls in the vicinity of private residential areas, industrial or commercial buildings in different regions in Hong Kong to attract residents and people working in the neighborhood. We believe that through years of presence near the neighborhood as well as providing reasonably priced jewelry, we have accumulated a pool of loyal customers in the aforesaid communities by the word-of-mouth.

We provide quality jewelry to build customers’ confidence

We have strived to build up customer confidence towards our brand by offering quality products. We have also received the “Quality Gold Mark” from the Hong Kong Jewellers’ & Goldsmith’s Association for consecutive years during the years ended October 31, 2022 and 2023. Upon our customers’ requests, we will provide our customers with GIA certificates or HRD Antwerp certificates of the high carat diamonds, and provide our customers with information such as the color, clarity, cut and carat of the diamonds. Some of the jade products are also tested and have received certifications issued by the Hong Kong International Jade & Jewelry Laboratory Limited, proving the authenticity of the products. We may also take our gem-set jewelry to gem testing laboratories for testing and obtain gem testing reports showing the authenticity and specifications of gemstones. To ensure that we can accommodate the varying requests of individual customers in terms of the design and quality of our jewelry and to enhance customers’ confidence on our jewelry and brand, we place much emphasis on the design of our products, diversification of our product mix and have designated our in-house craftsman to perform customized jewelry processing works, such as re-sizing of rings and setting of high carat solitaires into jewelry. We believe that our ability to build customers’ confidence towards our brand is dependent on the availability of quality and authentic jewelry at reasonable prices.

Our management team has extensive years of experience and industry knowledge

Our management team possesses years of experience and industry knowledge in areas such as procurement, retail of jewelry in Hong Kong. Our management team is led by Mr. KF Sze, who is one of the co-founders of our Group, an executive Director, the chairman of the Board, who has over 22 years of management and operating experience in the jewelry industry and is responsible for setting our Group’s overall business directions and strategies and has played a leading role in our overall business growth since the commencement of our business. Furthermore, our head of retail department, Mr. KS Sze, and our head of procurement and administration department, Mrs. KL Sze, have joined our Group since 2010. With extensive years of experience and industry knowledge in the jewelry industry, we believe that our senior management is capable of understanding the market trends and the needs of our customers in a timely and efficient manner, formulating sound business strategies, assessing and managing risks, anticipating and taking appropriate actions in response to changes in the jewelry industry and capturing profitable market opportunities.

We maintain stable business relationship with our major suppliers

We have maintained stable relationship with our suppliers and subcontractors, which enable our Group to ensure a stable supply of quality raw materials and jewelry processing services that meet our stringent requirements. Our Group has maintained business relationships with our five largest corporate suppliers for approximately 4 to 11 years and with our largest corporate supplier for approximately 11 years as of the date of this prospectus. By leveraging on our relationships with our suppliers and subcontractors, we are able to obtain diamonds, gemstones and karat gold products and jewelry processing services from them at favorable prices, which in turn would enable us to offer the same to our customers at competitive prices to boost our sales volume.

We have stringent quality control which is accredited by prominent jewelers

We place strong emphasis on our quality control procedures to ensure that all our products can meet our quality standards and more importantly, our customers’ requirements and preference. We have devised our internal policies in relation to quality control of our jewelry and we require our staff to strictly follow such quality control policies. Our quality control team consists of our executive directors and all our retail store managers who have years of experience in business operation in the jewelry industry. We believe that our customer base is an accreditation of our quality control. For details regarding our Group’s quality control procedures, see “Quality control” on page 86.

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Our Challenges

Our ability to execute our strategies and realize our vision is subject to risks and uncertainties, including:

Maintain as a registrant under the AMLO

Our business activities, which include the trading and importing of precious metals and stones, require us to comply with the AMLO. Our ability to maintain our status as a registrant in the future under the AMLO may be challenged by the evolving regulatory landscape and increasing compliance requirements. Failure to meet these obligations could result in penalties, loss of registration, reputational damage, and potential disruptions to our business operations. Allocating substantial resources to uphold our compliance with the AMLO requirements and updating our policies and procedures accordingly will be key to ensure ongoing compliance with the AMLO in the future.

Renew and maintain the leases of our retail stores

Our success depends, to a significant extent, on the location of our retail stores. However, the renewal and maintenance of leases for our retail stores present a potential challenge, as we may face difficulties in negotiating favorable lease terms, increased rental costs, or limited availability of prime locations. Failure to secure lease renewals or suitable alternative locations could impact our ability to maintain our physical presence and reach our target customer base, potentially leading to a decline in sales and market share. By monitoring industry trends, conducting thorough market research and building strong relationships with landlords and real estate agents, we aim to position ourselves favorably during lease negotiations and increase our chances of securing desirable locations in the future.

Ensure the legality of our products

Ensuring product legality is vital to our jewelry retail business, presenting an ongoing challenge. We may face potential issues related to procuring materials from illegitimate sources and the prevalence of counterfeit products. Non-compliance risks may arise from regulatory changes, counterfeit goods, and unintentional intellectual property violations. We prioritize compliance with laws and regulations, diligently verifying material authenticity and ethical sourcing to maintain operational integrity and meet industry standards.

Compete in a competitive environment and keep up with rapidly changing demands, preferences, jewelry trends

Operating in a competitive environment entails challenges such as price competition, aggressive marketing strategies from competitors, and the emergence of new market entrants. Keeping up with rapidly changing demands, preferences, and jewelry trends in the jewelry retail industry is crucial for our success. We must continuously monitor market dynamics and implement strategic initiatives to maintain our competitive position. Failure to effectively differentiate ourselves, adapt to evolving consumer tastes and industry trends, innovate our offerings, or respond to competitive pressures may lead to reduced customer attraction, diminished brand relevance, a loss of market share and decreased profitability. It is essential to invest in market research, trend analysis, and product assortment optimization to meet customer expectations and remain competitive.

See “Risk Factors” on page 15 and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Business (Growth) Strategies

We strive to enhance our Group to be one of the top jewelers in the small and medium jewelry retailer market in Hong Kong by increasing market penetration through expanding its retail stores and customer base and to increase recognition of our brand. We intend to implement the following strategies to capitalize on our strengths so as to enhance on business prospects and financial performance:

Expand our retail presence

Retail Stores

We plan to continuously expand our sales and distribution network to capture a wider customer base and deepen the market penetration of our products by diversifying the retail network in Hong Kong.

According to the F&S Report, in face of a series of severe and mutually reinforcing events such as the war in Ukraine and resulting food and energy crises, surging inflation, debt tightening and climate emergency which gave rise to uncertain economic outlook in the future and along the increasing trend in gold price, local customers and tourists in Hong Kong have tended to purchase gold and jewelry as a popular strategy for diversifying their investment portfolios and as a hedge against inflation, which have benefited jewelry retailers like our Group. We believe that opening retail stores in strategic locations near private residential areas and commercial buildings accessible to our local customers who can purchase gold and jewelry is an appropriate strategy to capture more business opportunities.

As of the date of this prospectus, we have five retail stores, covering an aggregate saleable floor area of approximately 1,710 sq. ft. We intend to replicate our successful experiences and open two new retail stores in Hong Kong within one year after the completion of this Offering. Given our past success with retail network expansion, we consider that we will be capable of growing our business over time through the expansion of both the number of retail stores and retail floor area in targeted districts.

Enhance our brand recognition through marketing and unifying corporate image

We believe that successful branding is key to our business development and the marketing and promotion of our products and thus, brand development and management should be of utmost importance to increase the general public awareness of our Group and our products.

We plan to renovate and refurnish our existing retail stores to align with our corporate branding. In particular, we plan to standardize the interior design of our retail stores so as to create a comfortable and relaxing shopping atmosphere to draw in and engage customers, encouraging them to purchase our products. We believe that this will facilitate our long-term growth momentum and bolster our market position as a leading retailer in the small and medium jewelry retailer market in Hong Kong. Furthermore, according to the F&S Report, store layout influences customer perceptions and purchase behavior, and renovation does have a positive impact on the revenue stream and customer retention. Retail stores that are newly decorated or refurnished with comfortable and relaxing environment are popular amongst retail customers. Therefore, we believe that there is a genuine need for us to keep renovating the existing retail stores in order to attract our customers and maintain our competitiveness in the market.

We also plan to enhance our brand awareness by adopting a multi-channel advertising strategy. In addition to the traditional advertising channels such as printed media advertising and posting advertisements on the body of minibus, we also consider the possibility of advertising on television networks and the recruitment of celebrity spokesperson. We also intend to enhance the use of online media and social networking platforms, which we believe will help to reach out to target customer groups and communicate with our target customers in an interactive way, which is useful for us to formulate our marketing and promotion strategies in a cost-effective way. We intend to participate in television advertising to promo our brand and products in order to (i) increase the recognition of our brand and facilitate our sales network management; and (ii) attract new customers.

Expand our jewelry design collection and provide more comprehensive customized jewelry services

According to the F&S Report, provision of customized jewelry services by jewelry retailers have become more popular in the industry. Instead of symbolizing good fortune and prosperity, the design of jewelry has become an important factor to attract young customers (age group: 20-34 years old), who prefer innovative and trendy jewelry design. These young customers are expected to drive the growth of the retail jewelry industry in Hong Kong with their strong purchasing power. Therefore, jewelry retailers generally have placed more effort to develop in-house design ability.

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In order to capture future growth, we intend to (i) expand our jewelry design collection to be in line with the future market trends and young customers’ preferences, and (ii) provide our customers with more comprehensive customized jewelry services.

As of the date of this prospectus, we have not employed any jewelry designer. Our director, Mr. KF Sze is responsible for the design of our jewelry. See “Business – In-house design and processing capacities – Design capacity” on page 93. We plan to hire a team of in-house jewelry designers who have solid experience and skills in jewelry design for creation of new jewelry designs and concepts for our jewelry collection within a year after the completion of this Offering. In particular, we will target on the development of trendy and younger jewelry designs, attracting young customers to purchase our jewelry as fashion accessories. We also plan to hire more technicians and craftsmen who possess solid experience in jewelry processing works such as the setting of main and side gemstones at the later stage of the jewelry production process, and who will collaborate with our prospective in-house jewelry designers during the jewelry design process.

We will also actively participate in industry and trade shows in order to obtain further information on the current and future development of different jewelry and analyze the market needs, market size, potential competition, development trend and segmentation of such products.

Customers

Our Group’s customers include:

●	individual customers, being customers of the general public who purchase our products in our retail stores; and

●	corporate customers, being general traders of gold and independent corporate customers in Hong Kong.

Retail Customers

Due to the nature of our business, the majority of our customers are retail customers, who in aggregate contributed approximately 92.3%, 84.8%, 86.26% and 93.83% of our total revenue for the years ended October 31, 2022 and 2023, and the six months ended April 30, 2023 and 2024, respectively. We do not offer credit term to our retail customers and our retail sales were mainly settled in Hong Kong dollars by way of credit card, electronic payment, bank transfer or cheque, and cash.

Corporate Customers

Our corporate customers contributed approximately 7.7%, 15.2%, 13.74% and 6.17% of our total revenue for the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, respectively.

On April 3, 2023, MPJ entered into an agreement with a Local Corporate Customer for sourcing, procuring and selling gold bars for the Individual Purchasers on a commission basis. See “Business – Commission income” on page 89. Aside from the aforementioned customer, we do not enter into any other long-term agreements, distributorship or franchising arrangement with our retail and corporate customers, including our largest customer for the years ended October 31, 2022 and 2023, and the six months ended April 30, 2024.

To our corporate customers, we do not offer credit term, and payments are settled by cheques and cash.

None of our retail and corporate customers accounted for 10% or more of our total revenue for the years ended October 31, 2022 and 2023, and the six months ended April 30, 2024.

We have not entered into any agreement with our largest customer for the years ended October 31, 2022 and 2023, and the six months ended April 30, 2024, and as of the date of this prospectus. However, we have maintained a long-standing business relationship with this corporate customer for approximately 11 years. Its business primarily involves the trading of gold jewelry and products. In our transactions, we generally supply to this customer pre-owned gold jewelry from which we sourced from the general public, and this customer pays us based on the evaluated purity of the gold jewelry and the prevailing gold price. The payments are generally settled by cheques or by bank transfer. This corporate customer also serves as one of our largest suppliers for the years ended October 31, 2022 and 2023, and the six months ended April 30, 2023 and 2024. See “Business – Suppliers – Supplier who is also our customer” on page 93 for the detail of our arrangement with this corporation as its purchaser.

Customer services is of paramount importance to us and to the success of our business. Our Group’s goal is to deliver personalized customer service and to develop long-term relationships with our customers. We regularly assess the performance of our sales staff to uphold the high quality and consistency in our customer services.

Product return

We generally adhere to a no-product-return policy, with exceptions made for manufacturing defects in the jewelry. In cases of product returns due to manufacturing defects, we seek compensation from our subcontractors as per our agreements with them. There have been no material refunds, returns or complaints related to product quality during the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024, and up to the date of this prospectus.

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After-sales and maintenance services

While we do not offer a warranty policy, we offer a range of after-sales and maintenance services to our customers. Some services are complimentary, such as jewelry cleaning and polishing services, while others, like resizing rings or clasps repair, incur a fee of up to HK$1,000 (approximately US$128) per product, depending on the condition of the product and necessary work required, which are determined by our executive directors.

Customer complaints policy

We have implemented internal policies in relation to the handling of customers’ complaints. All staff are required to report customers’ complaints to the head office and deal with our customers’ complaints with care. For complicated complaints, our senior management will decide whether to conduct a full investigation and respond to customers’ complaints within 15 days. A hotline is available for customers to lodge complaints, which are recorded and managed by our staff. Our commitment to addressing customer concerns has been effective. During the years ended October 31, 2022 and 2023, and the six months ended April 30, 2024, we had not received any material complaints on our products that have a material adverse impact on our business operations and there was no material misconduct in our sale and marketing practice or otherwise which resulted in customer complaints that have not been settled or for which we had been sanctioned by the Consumer Council or other government authorities during the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024, and up to the date of this prospectus.

Suppliers

It is not our practice to conduct gold hedging activities in relation to the fluctuation of the gold prices as we consider that considerable costs and risks will be involved from gold hedging activities and in particular, the hedging amount and period involved in a gold hedging contract offered in the market may not match with the exposures of the amounts and frequency of purchase of our gold products. Accordingly, we would instead closely monitor the fluctuation of the gold prices and establish appropriate procedures such as change of product mix or passing the fluctuation in the gold prices to the customers to mitigate such risks.

We maintain a list of approved suppliers which include (i) suppliers of raw materials, in particular, precious metals, diamonds, gemstones, jewelry and gold ornaments; and (ii) subcontractors for the provision of jewelry processing work. We assess our existing suppliers and evaluate potential new suppliers based on the quality of their products and services, their reputation, efficiency, past performance and relationship with us and their ability to meet our specific requirements. During the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024, our five largest corporate suppliers comprised (i) general trader of gold; (ii) jewelry production companies; and (iii) wholesalers or dealers of diamonds and gemstones in Hong Kong.

We generally do not enter into any long-term agreement with our suppliers, including our two largest corporate suppliers for the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024. Instead, we place purchase orders with them as needed. The prices of the supplies procured are determined through arm’s length negotiation between us and our suppliers on an order-by-order basis, taking into consideration the quality of the raw materials and final products as well as the prevailing market price. In particular, the value of gold jewelry and products are based on purity of gold, while the value of diamond and gemstones are based on their color, clarity, cut and carat weight. Once the terms of procurement are agreed upon with our suppliers, they issue the relevant purchase orders, which generally specify the product specifications, quantity required and agreed purchase price. Our staff typically perform on-site quality checks of the purchased products before accepting and transporting them back to our retail stores. We also use professional equipment to further assess the quality and grading of purchased products. Our purchases are settled in Hong Kong dollars by way of cash, cheques and/or bank transfers. As there is an ample supply of gold products in Hong Kong, and their price is subject to, among others, the prevailing gold price from time to time and the weight and purity of individual gold products, it is not feasible or practicable for us to enter into long-term agreements with our suppliers for the supply of gold products. We believe that the above-mentioned business arrangement is also in line with the jewelry retail industry norm in Hong Kong.

To the best knowledge and belief of our executive directors, none of our Group’s directors, their respective close associates or any of our Group’s shareholders hold more than 5% of our Group’s issued share capital had any interest in any of our Group’s five largest suppliers during the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024.

We have well-established relationships with our major suppliers. Our Group’s five largest corporate suppliers during the years ended October 31, 2022 and 2023 have maintained an average of approximately 8 years of business relationship with our Group. In particular, we have long-standing business relationship with a supplier, who principally engages in general trading of gold and is our largest supplier, for approximately 11 years.

During the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, the total purchase amount payable to Supplier A amounted to HK$20,015,339, HK$14,072,899 (approximately US$1,804,218), HK$11,870,588 and HK$18,835,612 (approximately US$2,414,822), respectively, and accounted for approximately 37.03%, 25.69%, 65.91% and 26.40% of our direct costs for the corresponding period, respectively. For the year ended October 31, 2023 and the six months ended April 30 2024, the total purchase amount payable to another major corporate supplier (Supplier B) amounted to HK$9,714,861 (approximately US$1,245,495) and HK$38,866,563 (approximately US$4,982,893) accounted for approximately 17.74% and 54.48% of our direct costs, respectively. We mainly engaged these two suppliers for the procurement of Pure Gold Products. The increase in purchases from Supplier B for the year ended October 31, 2023 and the six months ended April 30, 2024 was mainly due to the increase procurement of gold bars and gold pellets. Due to the nature of our business, Supplier A also purchased from us during the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024. See “Business - Supplier which is also our customer” below.

During the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024, and up to the date of this prospectus, our Group did not experience any shortage or delay in the supply of raw materials or final products.

Supplier which is also our customer

For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024, we engaged with a supplier who concurrently served as our customer. We procured gold products from and sold low-quality recycled gold products to this entity on a regular basis. As previously mentioned, MPJ purchases recycled gold products from the general public, and depending on the condition of the acquired gold products, MPJ resells some of the higher quality acquired gold products in its retail stores. To uphold MPJ’s brand reputation, which hinges on product quality, we opt to sell lower-quality recycled gold products to this supplier, rather than to the public. According to the F&S Report, the jewelry retail sector in Hong Kong is increasingly inclined toward utilizing recycled gold products, attributed to its sustainable nature and the market’s growing demand for eco-friendly offerings. This trend can be attributed to the following factors: (i) growing consumer demand for environmentally sustainable products, making recycled gold products increasingly popular among customers; (ii) the abundance of supply of recycled gold products, hence it provides retailers with ample access to these resources and reduces their reliance on corporate suppliers; and (iii) retailers can secure such products at a comparatively lower procurement price since recycled gold products are lower in value than conventional gold products. Trading recycled gold products allows the company to diversify its product offerings and cater a broader range of customer preferences.

For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, the amount of purchases from this customer was HK$20,015,339, HK$14,072,899 (approximately US$1,804,218), HK$11,870,588 and HK$18,835,612 (approximately US$2,414,822), respectively, and the gross profit generated from this customer amounted to approximately HK$836,912, HK$745,047 (approximately US$95,519), HK$375,069 and HK$434,228 (approximately US$55,670), respectively. In view of (i) the existence of overlapping customer and supplier; and (ii) our endeavors to adopt our pricing policy in determining the price for the overlapping customer and supplier, we believe that there is no unusual profit or loss for our Group or the overlapping customer and supplier other than the profit and loss derived from the arm’s length transaction with the customer and supplier disclosed above.

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Subcontractors

We generally outsource most of our jewelry processing works to subcontractors which are specialized in jewelry processing. As of the date of this prospectus, we maintained business relationships with three subcontractors which are all independent jewelry production facilities located in Hong Kong.

During the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024 and as of the date of this prospectus, we have not entered into any long-term subcontracting agreement. We engage subcontracting services, primarily jewelry processing, quality check and delivery of final products services on an order-by-order basis, which is our common practice and aligns with the industry norm. We have maintained a business relationship with one of three subcontractors we collaborate with for more than 8 years as of the date of this prospectus.

Our approach of refraining from entering into long-term agreements with our subcontractors gives us more flexibility to source suitable subcontractors based on their workmanship, reputation, skills in processing different kinds of jewelry products, manpower and subcontracting prices. During the years ended October 31, 2022 and 2023, and the six months ended April 30, 2024 and up to the date of this prospectus, we have not experienced (i) any lack of subcontractors for processing jewelry products, (ii) any situation where the subcontractors failed to fulfill our requirements or provided products with substandard workmanship that resulted in a material adverse impact on our operations; and (iii) any shortage or delay in the provision of jewelry processing services.

In-house design and processing capacities

Design capacity

Our in-house design function comprises Mr. KF Sze, our director, and we have not employed any jewelry designer as of the date of this prospectus. Mr. KF Sze customarily (i) selects and modifies gold jewelry designs from samples provided by the subcontractors engaged to produce the jewelry; and (ii) designs diamond jewelry in the form of sketches, which will then be provided to our subcontractors for preparing 3D computerized images and detailed measurements based on our initial concepts, designs and specifications, before production.

Processing capacity

Our in-house processing function comprises one in-house craftsman, Mr. Choi Oi Wa, who has garnered more than 40 years of experience within the jewelry industry. Mr. Choi has been serving at MPJ since December 17, 2021, and his responsibilities mainly include: (i) processing pre-owned jewelry acquired from the general public (i.e. disassembly, redesigning and remounting) for our resale; (ii) processing our diamond jewelry, especially processing works which involve diamonds of higher value or which require refined and precise craftsmanship (such as matching of diamonds, setting of diamonds into jewelry pieces, and polishing of jewelry pieces to ensure the diamond has a smooth and shiny surface); (iii) performing customized jewelry processing works, such as re-sizing of rings and setting of high carat solitaires into jewelry; and (iv) performing restoration and maintenance of our customers’ jewelry by reconstructing broken chains, fixing clasps, reattaching fallen gemstones, etc., using specialized tools such as drill machines, cutting tools, and engraving tools.

We have an employment agreement with Mr. Choi Oi Wa, under which Mr. Choi is entitled to a fixed monthly salary. See “Risk Factors – Risk related to our business and industry - We rely on our in-house craftsman for the crafting and processing of our jewelry, and the Operating Subsidiaries’ business, results of operations or financial conditions may be materially and adversely affected if the said craftsman resigns or retires or his employment with us is otherwise terminated.” on page 22.

In order to strengthen our design and processing team so as to expand our jewelry design collection and provide more comprehensive customized jewelry services, we plan to hire a team of in-house jewelry designers to focus on trendy and younger jewelry designs and concepts, and more technicians and craftsmen experienced in jewelry processing works by 2026. See “Business – Business (Growth) Strategies – Expand our jewelry design collection and provide more comprehensive customized jewelry services” on page 91.

Pricing

Our Group has internal pricing and discount policies, which are set out and approved by our executive directors, to govern the product pricing and the level of discounts offered to customers. We adopt a cost-plus approach while setting the listed price (the price that is shown on the price tags) and floor price (the minimum price at which the jewelry has to be sold) for each piece of jewelry for the retail business. Prices of the jewelry are generally determined with reference to a number of factors, including the popularity, prices set by competitors and the costs of the jewelry. The sales volume of the jewelry is also being considered when determining the price. The listed price and floor price are periodically submitted to the executive directors for review and approval before being recorded into the POS system.

For all jewelry offered for sale in the retail stores, it is our Group’s policy to attach price-tags indicating the listed price on the jewelry for identification. In some cases, our sales personnel may offer different degrees of discounts by adjusting the prices based on factors such as the quantity of purchases, the negotiation between our sales personnel and the retail customers, and the floor price of the jewelry.

Nevertheless, in our retail business, the selling price should not be lower than the floor price. Since mid-May 2019, our Group has adopted an internal policy to regulate the level of discounts, where regular monthly review has been conducted to assess such level by comparing the selling price of products sold to the customers with the floor price and listed price.

Delivery between the head office and retail stores

Subject to the sales volume and demand of each retail stores, jewelry are transported between the head office and retail stores. All jewelry which has passed the quality control procedures are carefully packed into boxes with locks at the head office before delivery. Only staff which has been employed for a period of over six months will be assigned to transport the jewelry to and from the head office and retail stores in Hong Kong. The jewelry in transit is covered by the relevant insurance policies.

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Sales management and review

Our store manager in each retail store is responsible for maintaining records and conducting daily reviews of sales, cash flow and inventory, with these records being reported to our head office on a daily basis. To keep track of inventory record, product price, sales and returns, each of our products will be assigned with a product number and kept in our point of sale system (“POS system”). This system automatically records transaction details and updates transaction records when a product is sold. Our senior management will review the overall sales, operation and inventory of each retail store.

Inventory Control and Security

Our Group’s inventories are kept either at our head office or at our retail stores. The inventory levels of each retail store depend on the sales volume of the retail store. According to our internal policies, by assigning a unique barcode to each product which will become ineffective after the product is sold, the inventory level of each retail store can therefore be easily monitored, through the POS system, by our senior management. The store managers also conduct brief stock-taking at each retail stores daily. The stock-taking results would be sent to the head office. Our executive directors also arrange monthly meetings with the store managers to review the sales performance and the inventory level of each retail store. By reviewing monthly reports on slow-moving and obsolete stocks and inventory ageing, our senior management will discuss and assess with the store managers for any appropriate methods to enhance the marketability of these items such as promotions, and offering greater discounts on aged products. These measures would also be useful for the senior management to obtain the most up-to-date market information which would assist them in the formulation of procurement and maintenance of adequate inventory level.

We have adopted a strict inventory security policy. The security measures taken to safeguard our inventories include:

(a)	24-hours surveillance system are installed in all retail stores and head office;

(b)	inventory at head office is kept in a safe with the password known by the chief executive officer and the head of procurement and administration department;

(c)	jeweler’s block insurance has been purchased on the inventory held in the head office and each retail store location against any loss or theft;

(d)	simple daily stock-taking performed by the staff of each retail store under the supervision of the store managers. The stock count results are reported to our head office on a daily basis. Any discrepancies, investigation results, and follow up actions are reported to our executive directors and senior management; and

(e)	full stock-taking is carried out quarterly and monitored by the accounting department. Any discrepancies, investigation results, and follow up actions are reported to our executive directors and senior management.

During the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024, we did not encounter any material discrepancies between the physical stock counts and the records in our POS system.

Seasonality

In the jewelry retail industry, sales of jewelry are affected by seasonal factors. The demand for gold and other jewelry pieces increases during the Chinese “Golden Week” (the two-week-long holiday around PRC National Day on October 1) due to the increase in tourism. Additionally, the demand for jewelry also increases during the summer, which is generally the peak wedding season.

Market competition

According to the F&S Report, the Hong Kong jewelry retail market is a highly competitive and diversified market with more than 300 market players comprising a wide range of international and local jewelry brands. The Hong Kong jewelry retail market has a relatively high degree of market concentration and is dominated by a small number of large jewelry retailers and international brands, with the top three market participants accounting for more than 50% of market share in 2023.

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Our Group strives to distinguish ourselves from other competitors through our ability to offer competitive edges that encompass not only on quality jewelry, but also affordability. For details of our Group’s principal competitive advantages, see “Competitive strengths” on page 90.

Marketing and promotion

Our Group organized marketing and promotional activities, such as through the online platform and distribution of printed materials for enhancing our brand popularity, stimulating customers’ purchase and strengthening our corporate image.

Properties

Our Group currently does not own any property. As of the date of this prospectus, MPJ leases six properties in Hong Kong, the uses of which are for retail stores and office. These leased properties are strategically located in local populous community districts with private residential areas, industrial and commercial buildings in proximity in Hong Kong.

	Address	Function	Approximate floor area (square feet)	Term of lease	Renewal terms	Monthly rental fee
1	Shop No. 31B, 2/F, Pacifica Mall, 9 Sham Shing Road, Lai Chi Kok, Hong Kong	Retail store	210	October 1, 2024 to September 30, 2027	N/A	HK$25,700.00
2	Shop No. 209A, 2/F., Choi Ming Shopping Centre, Choi Ming Court, 1 Choi Ming Street, Tseung Kwan O, Hong Kong	Retail store	380	July 3, 2022 to July 2, 2025	N/A	Base rent of HK$ 42,500.00 plus turnover rent 3.0% of gross receipt exceed base rent
3	Shop No. G12, G/F., Yue Xiu Plaza, No. 9 Ning Yuen Street, San Po Kong, Hong Kong	Retail store	255	October 18, 2023 to October 17, 2025	N/A	HK$15,500.00
4	Shop No. L9E, Lower Ground Floor, Fitfort, No. 560 King’s Road, North Point, Hong Kong	Retail store	365	December 15, 2023 to December 14, 2025	N/A	Base rent of HK$52,000.00 plus turnover rent 1.0% of gross receipt exceed base rent
5	Shop No. 26, Ground Floor, Yue Man Centre, No. 300 & 302 Ngau Tau Kok Road, Kwun Tong, Hong Kong	Retail store	500	August 1, 2023 to July 31, 2026	N/A	HK$30,000.00
6	Flat 14, 9/F, Nan Fung Commercial Centre, No. 19 Lam Lok Street, Kowloon Bay, Kowloon, Hong Kong (the “Kowloon Bay Property”) (Note)	Office	1580	December 1, 2023 to November 30, 2024	N/A	HK$20,000.00

Note:

In October 2023, an advance was made to Mr. KF Sze for the acquisition of the Kowloon Bay Property. As of the date of this prospectus, the advance has been fully settled, and the Kowloon Bay Property is legally and beneficially owned by Mr. KF Sze. See “Related Party Transactions - Related party balances” on page 116.

Intellectual Property

As of the date of this prospectus, our Group had two registered trademarks and one domain name which are material to the business, which are set out below. The tables below set out the intellectual property rights which we consider are material to our business.

(a)	Trademark

As of the date of this prospectus, our Group had two registered trademarks as set out below.

Trademark	Registration Number	Class	Name of Registered Proprietor	Place of Registration	Date of Registration	Expiry Date
	304221927	14	萬邦珠寶有限公司	Hong Kong	27 July 2017	26 July 2027

	306500312	14	高勝珠寶國際有限公司	Hong Kong	15 March 2024	14 March 2034

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(b)	Domain name

As of the date of this prospectus, our Group had one registered domain name as set out below.

Domain Name	Name of Registered Proprietor	Date of Registration	Expiry Date

manpong.com.hk	Man Pong Jewellery Limited	September 28, 2016	September 28, 2025

We have established formal written policies on intellectual property management, including (i) rules that require all staff to keep confidential of all potential intellectual properties of our Group; and (ii) procedures of registering intellectual property and maintaining a master file to manage all the intellectual properties of our Group. We also require our subcontractors to keep our product design in strict confidence when we outsource the jewelry production and processing works to them. While we do not currently maintain any long-term subcontracting agreements with our subcontractors, we consider that there is no material risk to our business arising from potential divulgence or misuse of our product design by the subcontractors, given that (i) keeping customers’ designs in strict confidence is customary industry practice in Hong Kong; (ii) by placing purchase orders on subcontractors for engaging their services, the purchase orders constitute valid contractual relationship between the subcontractors and us whereby we would require the subcontractors to keep our product design in strict confidence; (iii) we have compiled our list of subcontractors based on, among other factors, their reputation and relationship with us, and significant designs are only entrusted to trustworthy subcontractors which have a stable relationship with us; and (iv) we have a diverse, board and regularly renewed collection of jewelry designs and are thus less susceptible to infringement than jewelers which rely on a small number of signature designs. In view of the above, we consider that the intellectual property rights are sufficiently protected. As of the date of this prospectus, there was no material infringement of our trademark or designs nor had we infringed any trademark owned by third parties.

Information Technology

We have one main IT platform that supports business operations, the POS system. The POS system was developed by an independent contractor engaged by us to suit our requirements and it is continually refined and upgraded to meet our business needs.

The POS system records both sales and inventory movements as it is linked to every retail store whereby our senior management can manage the retail stores effectively through the POS system that provides them with information on the performance of each retail store and our real time sales and inventory status.

Employees

As of June 30, 2024, there were 26 employees in our Company, including the Operating Subsidiaries. As of October 31, 2022 and 2023, we had a total of 22 and 22 full-time employees serving various functions respectively. The following table sets forth a breakdown of the number of our employees by job functions as of June 30, 2024:

Function	Number of employees

Senior management (including executive directors and CFO) (Note 1)	3
Accounting	1
Procurement and administration	2
Retail store managers and sales associates	18
In-house craftsman(Note 2)	1
Maintenance staff (Note 3)	1
Total	26

Note:

1.	As of the date of this prospectus, our Group’s executive directors also held other roles in our Group’s other departments. Mr. KF Sze is also our in-house designer while Ms. SL Sze is also the supervisor of the procurement team.

2.	Our in-house craftsman is Mr. Choi Oi Wa. See “Business - In-house design and processing capacities – Processing capacity” on page 94 for more details.

3.	We have employed a maintenance staff to handle necessary repairs and maintenance of our retail stores and office. He is also responsible for installing equipment and appliances, handling electricity, plumbing as well as performing general carpentry tasks.

We aim to create a strong sense of community and a motivating environment for employees to enhance employee loyalty and work dedication. We believe that our ability to recruit and retain experienced and skilled labor is key to the growth and development of our business.

Generally, employee salaries are determined based on the employees’ qualification, experience, position and seniority. Apart from basic salary, our sales staff are also entitled to commission based on retail sales amount

As required by applicable laws and regulations, we participate in Mandatory Provident Fund plans in Hong Kong whereby we have made contributions to mandatory provident schemes for our full-time employees. For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024, and as of the date of this prospectus, we had not experienced any significant labor disputes, and no labor union was established by our employees.

Awards and recognition

Our Group has received various awards in recognition of our services, which include the following:

Award Year	Awards/Recognition	Awarding Institution/Authority

2022 and 2023	Quality Gold Mark (Note)	Hong Kong Jewellers’ & Goldsmiths’ Association and the Kowloon Pearls, Precious stones, Jade Gold and Silver Ornament Merchants Association

Note:	The Quality Gold Mark was awarded to all our Group’s retail stores.

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License and permit

As of the date of this prospectus, there were no material breaches or violations of laws or regulations applicable to us that would have a material adverse impact on our business or financial condition taken as a whole. As of the date of this prospectus, we had maintained the mandatory registration for Dealers in Precious Metals and Stones in Category A (for non-cash transactions with total value at or above HK$120,000 in the course of business) as required under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (“AMLO”) (Chapter 615 of the Laws of Hong Kong). See the paragraph headed “Internal control and risk management – Anti-money laundering policy below. Our Group and obtained all material license and permit necessary for the business in Hong Kong, including business registration certificates.

Health, work safety, social and environmental matters

Owing to our business nature, our Group is not subject to significant health and work safety risks. Nevertheless, we have adopted a workplace safety and health policy, for instance, we have established a work safety manual for the in-house craftsman employed by us. We follow the health and safety-related rules and regulations in accordance with the Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) and set the requirements for workplace environmental control and hygiene at workplaces pursuant to the Occupational Safety and Health Ordinance.

Insurance

We maintain different types of insurance policies to cover our operations, including public liability, money, property all risks, jeweler’s block, glass, employees’ compensation and personal accident insurance. We consider that the insurance policies maintained by us are sufficient to cover the potential losses and damages of our inventory and products (including in transit).

During the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024, we had not made any material insurance claim.

Legal proceedings and regulatory compliance

As of the date of this prospectus, none of MPJS or its subsidiaries is currently a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Internal control and risk management

Our executive directors are responsible for formulating, supervising and overseeing the effectiveness of our risk management system and implementation of our internal control systems.

Preventive measures against the purchase of counterfeit products or goods from illegitimate sources

Our Group places strong emphasis on checking the source of the raw materials that it procures. In order to prevent us from purchasing counterfeit products or goods from illegitimate sources from either our suppliers or the general public, we have put in place the following internal control measures:

●	for any single transaction with value amounting to HK$50,000 or more from any individual of the general public, our retail store staff will request the individuals to provide his/her Hong Kong identity card number for record before purchasing any product from him/her;

●	the individuals will be required to declare that the products he/she sold to our Group are genuine products and are from legitimate source, and that the individuals are liable to indemnify us if the products are subsequently found to be counterfeits and/or from illegitimate source;

●	surveillance cameras are installed in each retail store, which can assist in identifying the individuals;

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●	performing media search on both potential and existing raw material suppliers to ascertain their reputation in the industry and whether they have any record of purchase precious stones from illegitimate source;

●	reviewing customs documents and certificates of origin for the raw materials provided to our Group from the suppliers to ensure the raw materials are from legitimate sources and that all relevant customs formalities are complied with by such suppliers; and

●	whenever we become aware of particulars of any stolen goods from other industry participants, we will circulate such particulars to our staff for checking whether any of those stolen goods has been purchased by us and alerting our staff not to purchase such items.

Our Group has not experienced any incident regarding the products purchased by us being alleged to be from any illegitimate source before or during the years ended October 31, 2022 and 2023 and up to the date of this prospectus. Our Group had not been subject to any investigations, claims or legal proceedings in this regard.

Anti-money laundering policy

As our business involves trading (including purchasing and selling) or importing precious stones (including gold, silver, platinum etc.), we have to be mandatorily registered under the regulatory registration regime taken charge by the Customs and Excise Department in Hong Kong. In this connection, as of the date of this prospectus, both MPJ and Gosheng have been successfully registered as Category A registrants under AMLO in October 2023 and December 2023, respectively, as our business routinely involves non-cash payments exceeding HK$120,000 (approximately US$15,385). Transactions are primarily conducted through credit card payments or electronic payments for amounts at or above HK$120,000.

Apart from the mandatory registration regime under the AMLO, our Group has put in place the following internal control measures in relation to anti-money laundering:

●	all suppliers (including corporate suppliers and individuals from the general public) are to declare that the gold products provided to our Group is genuine and from legitimate source before our Group procures recycled gold products and trade in items;

●	risk based customer due diligence, identification, verification and “Know Your Customer” procedures will be performed before (i) any procurement from an individual of the general public; and (ii) the single transaction values amount to HK$50,000 or above;

●	established procedures for reporting suspicious activities internally to our executive directors and to the Customs and Excise Department in Hong Kong as appropriate; and

●	providing training to all employees to raise their awareness.

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REGULATIONS

Overview of the laws and regulations relating to our business and operations in Hong Kong

Our operations are subject to various laws and regulations in Hong Kong where we operate. This section sets out summaries of certain aspects of Hong Kong laws and regulations which are relevant to our operations and business.

Business registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”) requires that every person carrying on any business shall make application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made or is deemed to be made under the BRO as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch as the case may be.

The Operating Subsidiaries in Hong Kong are required to comply with the business registration requirement under the BRO and have obtained the required business registration certificates as of the date of this prospectus. In the event we fail to comply with the said requirements under the BRO, we may be liable on conviction to a maximum fine of HK$5,000 and imprisonment for 1 year.

Trade Descriptions

The Trade Descriptions Ordinance (the “TDO”) (Chapter 362 of the Laws of Hong Kong) is one of the key legislations regulating advertising and promotion practices in Hong Kong. The TDO prohibits unfair trade practices used by traders including false trade description, false, misleading or incomplete information, or false statements in respect of the goods and services offered in the course of trade or supplies of such goods and services.

False Trade Description

One key objective of the TDO is to prohibit false trade descriptions in respect of goods provided in the course of trade or suppliers of such goods. Section 7(1) of the TDO provides that a person commits an offence if:

(i)	in the course of any trade or business —

(a) applies a false trade description to any goods; or

(b) supplies or offers to supply any goods to which a false trade description is applied; or

(ii)	has in his possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied.

A person exposing goods for supply or having goods in his possession for supply shall be deemed to offer to supply them. Section 12 of the TDO further prohibits a person from importing or exporting any goods to which a false trade description is applied and specified that offenders will commit an offence. Pursuant to section 18(1) of the TDO, any person who commits an offence under section 7 or 12 of the TDO shall be liable (i) on conviction on indictment, to a fine of HK$500,000 and to imprisonment for 5 years; and (ii) on summary conviction, to a fine at HK$100,000 and to imprisonment for two years.

Section 2 of the TDO provides that a “trade description”, in relation to goods, means an indication, direct or indirect, and by whatever means given, with respect to the goods or any part of the goods including an indication of (i) quantity (which includes length, width, height, area, volume, capacity, weight and number), size or gauge; (ii) method of manufacture, production, processing or reconditioning; (iii) composition; (iv) fitness for purpose, strength, performance, behavior or accuracy; (v) compliance with a standard specified or recognized by any person, etc. Section 2 of the TDO further provides that a “false trade description” is where a trade description is either (a) false to a material degree; or (b) though not false, is misleading, that is to say, likely to be taken for a trade description of a kind that would be false to a material degree.

Section 3 of the TDO imposes a particularly stringent standard on false trade description of fineness of gold. As long as the indication (whether in parts per thousand or in karats) of the fineness of gold is overstated to any extent or degree (rather than to a material degree), that trade description shall be a false trade description. Further, any number of 1 or 2 digits on an article which indicates or purports to indicate, or is likely to be taken as an indication of, the fineness in karats of its gold content shall be a false trade description unless the article contains at least the same proportion of pure gold as the number bears to 24; whereas any number of 3 digits on an article which indicates or purports to indicate, or is likely to be taken as an indication of, the fineness in number of parts per thousand of its gold content shall be a false trade description unless the article contains gold of such a standard of fineness.

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Definition Orders

Section 33 of the TDO empowers, among others, the Chief Executive in Council to assign meanings, by regulations, to certain expressions when used in connection with the supply of goods in the course of a trade or business or as part of, a trade description applied to the goods if that (i) would be in the interest of the buyers of the goods or services or (ii) would be in the interest of the exporters of goods or services and would not be contrary to the interest of the domestic buyers of the goods.

The Chief Executive in Council has made regulations to assign meanings to the following products sold by the Operating Subsidiaries:

(i)	Platinum: Trade Descriptions (Definition of Platinum) Regulations (Chapter 362B of the Laws of Hong Kong);
(ii)	Fei Cui and Natural Fei Cui: Trade Descriptions (Definition of Fei Cui and Natural Fei Cui) Regulations (Chapter 362K of the Laws of Hong Kong); and
(iii)	Diamond: Trade Descriptions (Definition of Diamond) Regulations (Chapter 362L of the Laws of Hong Kong).

Marking or Provision of Information Orders

Section 4(1) of the TDO provides that the Chief Executive in Council may by order:

(i)	require, among others, that any goods specified in the order must be marked with or accompanied by any information or instruction relating to the goods or services and, subject to the provisions of the TDO, impose requirements for securing that the goods are so marked or accompanied; and
(ii)	regulate or prohibit the supply of goods with respect to which the requirements are not complied with.

Any person who, in the course of any trade or business, supplies or offers to supply goods of any description in contravention of the applicable marking or provision of information order, or any trader who supplies or offers to supply services of any description to a consumer in contravention of the applicable making or provision of information order, commits an offence and shall be liable (a) on conviction on indictment, to a fine of HK$500,000 and to imprisonment for 5 years; and (b) on summary conviction, to a fine at HK$100,000 and to imprisonment for 2 years pursuant to section 18(1) of the TDO.

The Chief Executive in Council has promulgated the following orders relating to the business engaged by the Group:

(i)	Trade Descriptions (Marking) (Gold and Gold Alloy) Order (Chapter 362A of the Laws of Hong Kong);
(ii)	Trade Descriptions (Marking) (Platinum) Order (Chapter 362C of the Laws of Hong Kong);
(iii)	Trade Descriptions (Provision of Information on Natural Fei Cui) Order (Chapter 362M of the Laws of Hong Kong); and
(iv)	Trade Descriptions (Provision of Information on Diamond) Order (Chapter 362N of the Laws of Hong Kong).

The first and the second of the above orders impose requirements on how articles of gold, gold alloy containing not less than 8 karats or of a fineness of not less than 333 and platinum (as defined under the Trade Descriptions (Definition of Platinum) Regulations) and articles with a surface treatment of gold and platinum should be marked.

All four of the above orders also require any person supplying articles of gold, gold alloy, platinum, natural fei cui or diamond in the course of trade or business at retail level to (i) include certain details of supplier and the product supplied in their sales invoice and receipt; (ii) retain such invoice or receipts for not less than 3 years from the date of issue; and (iii) display a notice at prominent position to all customers at the points of sale showing the statements as prescribed under the respective orders.

Since the Operating Subsidiaries engage in the jewelry retail business, we must ensure that our products do not contain any false or misleading trade description and, specifically, the quality of our gold jewelry and products match our description on the fineness of gold. Our product description shall also provide an indication of the weight and purity of the products. As of the date of this prospectus, the Operating Subsidiaries were in compliance with the said regulations.

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Registration for Dealers in Precious Metals and Stones

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (“AMLO”) (Chapter 615 of the Laws of Hong Kong) has been amended to introduce a registration regime for dealers in precious metals and stones, which commenced on 1 April 2023. It aimed at enhancing the regulatory regime for combating money laundering and terrorist financing in fulfillment of Hong Kong’s obligations under the Financial Action Task Force.

Any person who is seeking to carry on a business of dealing in precious metals and stones in Hong Kong and engage in any transaction(s) (whether making or receiving a payment) with total value at or above HK$120,000 in Hong Kong is required to register with the commissioner of customs and excise. There are two categories under the registration regime:

(a)	Any dealer who intends to engage in non-cash transaction(s) with total value at or above HK$120,000 in the course of business is required to register as a Category A registrant.

(b)	Any dealer who is seeking to engage in cash transactions with total value at or above HK$120,000 and non-cash transactions with total value at or above HK$120,000 in the course of business is required to register as a Category B registrant, who will be subject to anti-money laundering and counter-terrorist financing supervision.

Under section 53ZU of the AMLO, a person deals in precious metals and stones if the person carries on any of the following activities by way of business:

(a)	trading in, importing or exporting precious metals, precious stones or precious products;

(b)	manufacturing, refining or carrying out any value-adding work on precious metals, precious stones or precious products;

(c)	issuing, redeeming or trading in precious-asset-backed instruments;

(d)	acting as an intermediary in respect of any of the activities in paragraph (a), (b) or (c).

A person who carries on a logistics service business does not deal in precious metals and stones only because the person imports or exports precious metals, precious stones or precious products in the ordinary course of that business.

Under the amended AMLO, four types of articles are covered in the regulatory regime:

1.	Precious metal: gold, silver, platinum, iridium, osmium, palladium, rhodium or ruthenium, in a manufactured or unmanufactured state;

2.	Precious stone: diamond, sapphire, ruby, emerald, jade or pearl, whether natural or otherwise;

3.	Precious product: any jewelry or watch that is made up of, containing or having attached to it, any precious metal or precious stone, or both;

4.	Precious-asset-backed instrument: any certificate or instrument backed by one or more precious metals, precious stones or precious products that entitles the holder to such assets (in entirety or in part); but does not include

a.	any securities, a futures contract, any interest in a collective investment scheme, a structured product or an OTC derivative product as defined by the Securities and Futures Ordinance (Cap. 571); or

b.	a virtual asset.

Since the Operating Subsidiaries engage in the jewelry retail business with non-cash transactions at or above HK$120,000 in the course of business, both MPJ and Gosheng were registered as a Category A registrant in October 2023 and December 2023, respectively, which will be subject to renewal annually. In the event we fail to comply with the said requirements under AMLO, we may be liable on conviction to a maximum fine of HK$100,000 and imprisonment for 6 months.

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Supply of services

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SOSO”) which aims to consolidate and amend the law with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire under the contract) provides that:

(a)	where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and

(b)	where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Where a supplier is dealing with a party to a contract for supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the SOSO. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the SOSO, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

In providing our aftersales services, we are required to carry out such services with reasonable care and skill, and within a reasonable time. As of the date of this prospectus, the Operating Subsidiaries were in compliance with the regulations.

Sale of Goods

The Sale of Goods Ordinance (“SOGO”) (Chapter 26 of the Laws of Hong Kong) is the main governing law in relation to the sale of goods in Hong Kong. SOGO provides that:

(a)	where there is a contract for the sale of goods by description, there is an implied condition that the goods shall correspond with the description;

(b)	where a seller sells goods in the course of business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards to defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which that examination ought to reveal; or (iii) if the contract is a contract by sample, as regards to defects which would have been apparent on a reasonable examination of the sample; and

(c)	where there is a contract for sale by sample, there are implied conditions that (i) the bulk shall correspond with the sample in quality, (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample, and (iii) the goods shall be free from defect, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample.

Any right, duty or liability which arises under a contract of sale of goods by implication of law may be negative or waived by express agreement, or by course of dealings between the parties, or by usage if usage is such as to bind both parties to the contract, subject to the Control of Exemption Clauses Ordinance (Chapter 71 of Laws of Hong Kong).

Since the Operating Subsidiaries sells goods in the course of business, we are obligated to supply goods that correspond with its description and of merchantable quality to comply with SOGO. As of the date of this prospectus, the Operating Subsidiaries were in compliance with the regulations.

Control of exemption clauses

The Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (“CECO”), which aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise, among others, provides that:

(a)	under section 7, a person cannot by reference to any contract term or to a notice given to persons generally or to particular persons exclude or restrict his liability for death or personal injury resulting from negligence and in the case of other loss or damage, a person cannot exclude or restrict his liability for negligence except in so far as the term or notice satisfies the requirement of reasonableness;

(b)	under section 8, as between contracting parties where one of them deals as consumer or on the other’s written standard terms of business, as against that party, the other cannot by reference to any contract term (i) when himself in breach of contract, exclude or restrict any liability of his in respect of the breach, or (ii) claim to be entitled to render a contractual performance substantially different from that which was reasonably expected of him, or (iii) claim to be entitled in respect of the whole or any part of his contractual obligation, to render no performance at all, except in so far as the contract term satisfies the requirement of reasonableness;

(c)	under section 9, a person dealing as a consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract, except in so far as the contract term satisfies the requirement of reasonableness; and

(d)	under section 11, as against a person dealing as consumer, the liability for breach of the obligations arising under sections 15, 16 and 17 of SOGO cannot be excluded or restricted by reference to any contract term, and as against person dealing otherwise than as consumer, the liability arising under sections 15, 16 and 17 of SOGO can be excluded or restricted by reference to a contract term, but only in so far as the terms satisfy the requirement of reasonableness.

Sections 7, 8 and 9 of the CECO do not apply to, among others, any contract so far as it relates to the creation or transfer of a right or interest in any patent, trademark, copyright, registered design, technical or commercial information or other intellectual property, or relates to the termination of any such right or interest.

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In relation to a contract term, the requirement of reasonableness for the purpose of the CECO is satisfied only if the court or arbitrator determines that the term was a fair and reasonable one to be included having regarded to the circumstances which were, or ought reasonably to have been, known to or in the contemplation of the parties when the contract was made.

In the course of performing our goods and services agreements, we are required to duly perform our contractual obligations. We cannot exclude or restrict our liability in the event of a breach on our part, or render a contractual performance substantially different from what was reasonably expected of us, or claim to be entitled in respect of the whole or any part of our contractual obligation to render no performance at all except so far as the contract term satisfies the requirement of reasonableness. As of the date of this prospectus, the Operating Subsidiaries were in compliance with the regulations.

Competition

The Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“CO”) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule and the merger rule.

The first conduct rule prohibits undertakings from making or giving effect to agreements or decisions or engaging in concerted practices that have as their object or effect to prevent, restrict or distort competition in Hong Kong. The second conduct rule prohibits undertakings that have a substantial degree of market power in a market from engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. The merger rule prohibits undertakings that, directly or indirectly, carry out mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. The scope of application of the merger rule is limited to carrier licenses issued under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong).

Pursuant to section 82 of the CO, if the Competition Commission has reasonable cause to believe that (a) a contravention of the first conduct rule has occurred; and (b) the contravention does not involve serious anti-competitive conduct, it must, before bringing proceedings in the Competition Tribunal against the undertaking whose conduct is alleged to constitute the contravention, issue a notice (a “warning notice”) to the undertaking.

However, under section 67 of the CO, where the Competition Commission has reasonable cause to believe that a contravention of the first conduct rule has occurred and the contravention involves serious anti-competitive conduct or a contravention of the second conduct rule has occurred, it may, instead of bringing proceedings in the Competition Tribunal in the first instance, issue a notice (an “infringement notice”) to the person against whom it proposes to bring proceedings, offering not to bring those proceedings on condition that the person makes a commitment to comply with requirements of the infringement notice. “Serious anti-competitive conduct” means any conduct that consists of any of the following or any combination of the following — (a) fixing, maintaining, increasing or controlling the price for the supply of goods or services; (b) allocating sales, territories, customers or markets for the production or supply of goods or services; (c) fixing, maintaining, controlling, preventing, limiting or eliminating the production or supply of goods or services; and/or (d) bid-rigging.

In the event of the breaches of the CO, the Competition Tribunal may make orders including: imposing a pecuniary penalty if satisfied that an entity has contravened a competition rule; disqualifying a person from acting as a director of a company or taking part in the management of a company; prohibiting an entity from making or giving effect to an agreement; modifying or terminating an agreement; and requiring the payment of damages to a person who has suffered loss or damage.

Since the Operating Subsidiaries conducts business in Hong Kong, we are required to comply with the CO and thereby prohibited from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. As of the date of this prospectus, the Operating Subsidiaries have not adopted any anti-competitive conduct described in the CO.

In particular, we are a member of the Hong Kong Jewellers’ and Goldsmiths Association Limited. Since December 2015, the Hong Kong Jewellers’ and Goldsmiths Association Limited has abandoned the practice of quoting the bid price and sell price of gold price, as the practice may amount to price fixing for the supply of gold. The Operating Subsidiaries have since then fixed the price for gold with reference to prevailing market price taking into account our market position. As confirmed by the Directors, the Operating Subsidiaries have not reached or given effect to any agreement or engaged in any concerted practice the object or effect of which is to prevent, restrict or distort competition in Hong Kong.

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Registered Designs

Section 5(1) of the Registered Designs Ordinance (Chapter 522 of the Laws of Hong Kong) provides that a design which is new may, upon application by the person claiming to be the owner, be registered in respect of any article or set of articles specified in the application.

By virtue of section 31(1) of the Registered Designs Ordinance and subject to other provisions of the Registered Designs Ordinance, the registration of a design under the Registered Designed Ordinance gives to the registered owner the exclusive right:

(i)	to make in Hong Kong or import into Hong Kong (A) for sale or hire; or (B) for use for the purpose of trade or business; or

(ii)	to sell, hire, or offer or expose for sale or hire in Hong Kong,

any article in respect of which the design is registered and to which that design or a design not substantially different from it has been applied.

The exclusive right of the registered owner of a design under the Registered Designs Ordinance is subject to, among others, the right of third parties under section 35 of the Registered Designs Ordinance. If a person who in Hong Kong before the filing date of an application for registration of a design (i) does in good faith an act which would have constituted an infringement of the design if it had been registered at the time the act is done; or (ii) makes in good faith effective and serious preparations to do such an act, he has the following rights as prescribed under section 35(2) of the Registered Designed Ordinance:

(i)	the right to continue to do or, as the case may be, to do such an act or to make in good faith effective and serious preparations to do such an act;

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(ii)	if such act was done, or such preparations had been made, by an individual in the course of a business:

a.	the right to assign the right to do the act or to transmit such right on death; and

b.	the right to authorise the doing of the act by any of his partners for the time being in the business in the course of which the act was done or the preparations had been made; and

(iii)	if such act was done, or such preparations had been made, by a body corporate in the course of a business, the right to assign the right to do the act or to transmit such right on the body’s dissolution.

Despite section 31(2) of the Registered Designs Ordinance (as discussed below), the exercise of such right as conferred on the third parties by virtue of section 35(2) of the Registered Designed Ordinance shall not constitute an infringement of the design concerned.

Infringement of Registered Designs

Section 31(2) of the Registered Designs Ordinance sets out the circumstances in which the right in a registered design is infringed. Any person who, without the consent of the registered owner and while the registration is in force:

(i)	does anything which by virtue of section 31(1) of the Registered Designs Ordinance is the exclusive right of the registered owner;

(ii)	makes anything for enabling any article referred to in section 31(1) of the Registered Designs Ordinance to be made in Hong Kong or elsewhere;

(iii)	does anything in relation to a kit, i.e. a complete or substantially complete set of components intended to be assembled into an article, that would constitute an infringement of the design if it had been done in relation to the assembled article; or

(iv)	makes anything for enabling a kit to be made or assembled, in Hong Kong or elsewhere, if the assembled article would be such an article as is referred to in section 31(1) of the Registered Designs Ordinance.

The Group does not have registered designs currently in force under the Registered Designs Ordinance, nor has it made any application for registration of designs in or in respect of any articles sold by it; and no member of the Group was involved in any litigation, claim or arbitration of material importance and no litigation, claim or arbitration of material importance is known to the Directors as pending or threatened against any member of the Group in respect of any rights and ownership of any registered design.

Tax

The Inland Revenue Ordinance (the “IRO”) (Chapter 112 of the Laws of Hong Kong) is an ordinance for the purposes of imposing taxes on property, earnings and profits in Hong Kong. The IRO provides, among others, that persons, which include corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are chargeable to tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. As of October 2023, the standard profit tax rate for corporations in Hong Kong is at 16.5%. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation. Under the IRO, any person who, without reasonable excuse, fails to furnish any return for property tax, salaries tax or profits tax or fails to comply with the requirements of a notice given to him under section 51(1) is liable to a maximum fine of HK$10,000 for each offence and a further fine of treble the amount of tax undercharged in consequences of the failure to comply with the notice under section 51(1). Further, any employer who fails to give written notice to the Inland Revenue Department when it commences to employ or ceases to employ its employees in breach of sections 52(4) and 52(5) of the IRO commits an offence and is liable on conviction to a maximum fine of HK$10,000 for each offence.

Since the Operating Subsidiaries carry on business and generate profits in Hong Kong, such profits are subject to Hong Kong profits tax. Under the relevant tax law in Hong Kong, the Operating Subsidiaries are required to complete and file tax returns within the stipulated time with the Inland Revenue Department (the “IRD”) for each tax year. In respect of the 2023/24 tax year, the Operating Subsidiaries have omitted to file the tax returns within the stipulated time. The late filing of tax returns of the Operating Subsidiaries with the IRD for 2023/24 tax year was the result of inadvertent oversight.

As the Operating Subsidiaries failed to file the said profits tax returns by the filing deadline for the 2023/24 tax year, the Operating Subsidiaries may be liable under section 80(2) of the IRO to a fine of either HK$1,500 or HK$3,000 if the taxable profit is HK$10,000 (or less) together with a notice to compound offence(s) and if the taxable profit is less than HK$500,000, a notional surcharge will be levied together with a notice to compound offence(s). As an alternative to proceeding with a prosecution, the Commissioner of Inland Revenue could assess additional tax under section 82A of the IRO i.e. in the event the taxable profit is more than HK$500,000, the internal criteria, in general, guiding the Inland Revenue would be levying a 3 level fine (namely 1st level is the same amount as the tax charged, 2nd level is doubling the amount of the tax charged, 3rd level is trebling the amount of the tax charged).

As of the date of this prospectus, we have not received any fine or tax penalty notification from the IRD. The Operating Subsidiaries will file completed tax returns as soon as possible and ensure due and timely payment of the profits tax assessed.

In addition, appropriate accounting provision has been made in respect of the profits tax to be paid by the Operating Subsidiaries for 2023/24 tax year and for 2024/25 tax year in preparing the financial statements of the Group for the year ended October 31, 2023 and for the six months ended April 30, 2024.

Save for the above, as of the date of this prospectus, the Operating Subsidiaries has no material non-compliance with the laws and regulations regarding Hong Kong taxation.

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Occupational Safety and Health

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) provides for the safety and health protection to employees in industrial and non-industrial workplaces. Employers must, as far as reasonably practicable, ensure their workplaces are safe and healthy for their workers by:

●	providing all necessary information, instruction, training, and supervision for ensuring safety or health;

●	providing and maintaining safe access to and egress from the workplaces; and

●	providing and maintaining a safe and healthy work environment.

Failure to comply with the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

As of the date of this prospectus, no incidents or injury incurred on the premises of our workplace. Our Operating Subsidiary is in compliance of the regulations on occupational safety and health.

Occupiers liability

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) (“OLO”) regulates the obligation of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land. The OLO imposes a common duty of care on an occupier of a premise to take reasonable care of the premise in all circumstances so as to ensure that his visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

As of the date of this prospectus, no incidents or injury incurred on the premises of our retail stores. Our Operating Subsidiary is in compliance of the regulations on occupiers liability.

Laws and regulations relating to employment

Pursuant to the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer of an employee covered by the MPFSO must take all practicable steps to ensure that the employee becomes a member of a registered Mandatory Provident Fund (“MPF”) scheme. An employer who, without reasonable excuse, fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all applicable employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee covered by the MWO is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2019, the statutory minimum hourly wage rate is HK$37.5 (approximately US$4.8). Failure to comply with MWO constitutes an offence under EO.

The Operating Subsidiaries are required to comply with the laws in relation to employment and labor protection as it has engaged employees. As of the date of this prospectus, the Operating Subsidiaries are in compliance with the above employment and labor protection requirements.

Regulations on personal data

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (‘‘PDPO’’), as amended, supplemented or otherwise modified from time to time places a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to this ordinance. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a data protection principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six data protection principles are:

●	Principle 1 — purpose and manner of collection of personal data;

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●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed of whether it is obligatory or voluntary for him/her to supply the data and the purpose for which the data is to be used;

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; and

●	the right to request access to and to request correction of his/her personal data.

Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data. A claim for compensation may also be made by a data subject who suffers damage by reason of a contravention of a requirement under the PDPO.

As the Operating Subsidiaries collect, hold, process or use personal data in Hong Kong, they are required to comply with the PDPO and was in compliance with the PDPO as of the date of this prospectus.

Kimberley Process Certification Scheme

The Kimberley Process Certification Scheme (the “KPCS”) for rough diamonds is developed by the Kimberly Process, a negotiating forum from discussions in the United Nations General Assembly to stop trade in “conflict diamonds” from fueling armed conflicts, activities of rebel movement and illicit proliferation of armament. The KPCS requires certification that rough diamonds originate from conflict free zones. Both Hong Kong and the PRC are participants in the KPCS, however the control schemes are different. The KPCS is administered by the Trade and Industry Department and enforced by the Customs and Excise Department. The KPCS in Hong Kong is comprised of a registration system for rough diamond traders and a certification system for the import and export of rough diamonds.

The Operating Subsidiaries do not engage in the import or export of rough diamonds in Hong Kong. Therefore, our business operations are not subject to enforcement of the Kimberly Process under Hong Kong law.

Regulation on copyright and intellectual property

Pursuant to the Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), a person may incur civil liability for ‘‘secondary infringement’’ if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner.

Pursuant to the Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), trademarks must be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 559A of the Laws of Hong Kong) in order to enjoy protection by the laws of Hong Kong. Any use of the trade mark by third parties without the consent of the registered owner is an infringement of the trade mark.

As of the date of this prospectus, neither we nor our subsidiaries were involved in any proceedings with regard to infringement of any intellectual property rights, and we have not received any notices of such claims either as a claimant or respondent.

As of the date of this prospectus, our Group had two registered trademarks and one domain name which are material to our business. See “Business – Intellectual Property” on page 96.

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MANAGEMENT

Directors and executive officers

The following table provides information regarding our directors and executive officers as of the date of this prospectus:

Directors and Executive officers	Age	Position
Mr. KF Sze	47	Executive director and chief executive officer (“CEO”)
Ms. SL Sze	44	Executive director
Mr. Wa Chun Kit Alex	32	Chief financial officer (“CFO”)
Mr. Chen Yongsheng	44	Independent non-executive director nominee*
Mr. Lee Kwong Ming	53	Independent non-executive director nominee*
Mr. Wong Sui Chi	56	Independent non-executive director nominee*

*	These individuals have accepted their nomination as of the effective date of the registration statement of which this prospectus forms a part.

Mr. Sze Kam Fuk

Mr. KF Sze, age 47, was appointed as an executive director and CEO of MPJS on September 20, 2023. Mr. KF Sze was the founder of the Group and has also been (i) a director of MPJ Group since April 2019; (ii) a director of MPJ since May 2010; and (iii) a director of Gosheng since November 2016.

Mr. KF Sze has over 23 years of experience in the jewelry industry. Prior to establishing MPJ as a founder of MPJ, he was employed by Chong Fai Jewelry & Gold Company Limited from February 2000 to September 2009, where his last position was as a sales manager. In August 2009, he co-founded Pak Wui Jewellery (HK) Limited and worked as sales manager from October 2009 to May 2010. Mr. KF Sze completed his secondary education in the PRC in June 1995.

Ms. Sze Sau Lan

Ms. SL Sze, age 44, was appointed as an executive director of MPJS on September 20, 2023. Ms. SL Sze has been (i) a director of MPJ Group since April 2019; (ii) a director of MPJ since May 2013; and (iii) a director of Gosheng since November 2016.

Ms. SL Sze joined MPJ as a salesperson in October 2011. Ms. SL Sze completed her second year of secondary school in the PRC in 1996.

Mr. Wa Chun Kit Alex

Mr. Wa, age 32, was appointed as a CFO of MPJS on April 30, 2024.

Prior to joining our Company, Mr. Wa held various positions in the banking and finance industry. From August 2015 to March 2017, Mr. Wa joined Plastic World (China) Limited as a production trainee and was further promoted to factor leader of PVC department. From April 2017 to September 2021, he joined Industrial & Commercial Bank of China Asia Limited as a personal banking manager. Since September 2021, he has been serving at Fubon Bank (Hong Kong) Limited as an assistant vice president at the commercial banking group.

Mr. Wa graduated from National Tsing Hua University with a Bachelor of Science degree from the Faculty of Department of Industrial Engineering and Engineering Management in June 2015.

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Mr. Chen Yongsheng

Mr. Chen, age 44, will serve as our independent non-executive director as of the effective date of the registration statement of which this prospectus forms a part, and will be the chairman of the nominating and corporate governance committee and a member of the audit committee and compensation committee.

Mr. Chen has 15 years of experience in domestic and overseas capital market, investments and corporate management.

Mr. Chen was an executive director of Long Well International Holdings Limited (formerly known as Tou Rong Chang Fu Group Limited), a company whose shares were listed on Main Board of the Hong Kong Stock Exchange (delisted, previous stock code: 850) from December 2018 to December 2019, and served as the chief executive officer of the same company from January 2019 to May 2020. From February 2021 to June 2021, Mr. Chen served as the independent non-executive director at Pa Shun International Holdings Limited, a company whose shares were listed on Main Board of the Hong Kong Stock Exchange (stock code: 574).

Mr. Chen passed the Fund Management Practitioner’s Qualification Examination of Asset Management Association of China in March 2017.

Mr. Chen graduated from Nanyang Technological University, the Republic of Singapore, in March 2004, with a bachelor degree of engineering (electrical & electronic engineering) and from the Hong Kong University of Science and Technology, Hong Kong, in October 2010, with a master degree in business administration.

Mr. Lee Kwong Ming

Mr. Lee, age 53, will serve as our independent non-executive director as of the effective date of the registration statement of which this prospectus forms a part, and will be the chairman of the audit committee and a member of the compensation committee and nominating and corporate governance committee.

Mr. Lee has 32 years of experience in the fields of audit, tax and company secretarial services. In July 1991, he was an accounts clerk at Magnum International Holdings Limited and was further promoted as a senior accounts clerk in January 1994. In April 1995, he joined Michael C.Y. Chan Certified Public Accountant (Practising) where he was promoted as an assistant manager in December 2004 and assumed the same role till August 2015. Mr. Lee has been full-time practicing on his own name at Kenny K.M. Lee Certified Public Accountant since September 2015 and at KM Consultants Limited since May 2017. Since January 2017, Mr. Lee has been served as a director of Solarmark (HK) C.P.A. Company Limited. Mr. Lee has also been served as the independent director at each Pacific Legend Group Limited (stock code: 8547) and Flydoo. Technology Holding Limited (formerly WWPKG Holdings Company Limited) (stock code 8069) since April 2021 and from July 2022 to March 2024, respectively.

Mr. Lee graduated from the Hong Kong Polytechnic University with a higher diploma in accountancy in November 2000. He is also a member and a practicing certificate holder of Hong Kong Institute of Certified Public Accountants since July 2006 and a member of the Association of International Accountants since May 2003. Mr. Lee obtained his practicing certificate from Accounting and Financial Reporting Council since January 2023.

Mr. Wong Sui Chi

Mr. Wong, age 56, will serve as our independent non-executive director as of the effective date of the registration statement of which this prospectus forms a part, and will be the chairman of the compensation committee and a member of the nominating and corporate governance committee and audit committee.

Mr. Wong has 32 years of finance and accounting experience. From August 1991 to February 1993, he joined as an audit trainee and was promoted as an audit clerk at Fan, Mitchell & Co., before he joined Deloitte Touche Tohmatsu in June 1993. He then joined Citifood Company (Hong Kong) Limited in November 1995 and left to Soundwill Holdings Limited in May 1997 until June 1988. From September 1998 to January 2000, Mr. Wong was an accounting manager at Denny’s Food Corporation Limited. From February 2000 to February 2003, he was with Dashin Securities Limited as a financial controller. From April 2004 to January 2008, he was the finance manager of Padico Trading (H.K.) Limited. From February 2008 to May 2010, he was a finance and administration manager at Mainland Navigation (HK) Co., Ltd. From March 2012 to December 2021, Mr. Wong served as the financial controller of Shine Vision Investments Limited. Since May 2022, he has been a director of Ultron Transaction Advisory Services Limited.

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Mr. Wong graduated from the City University of Hong Kong in November 1991 with a bachelor degree in accountancy and from the University of London in December 2003 with a master degree of financial management. He is an existing member of the Hong Kong Institute of Certified Public Accountants since April 2008 and the Institute of Chartered Accountants in England and Wales since July 2008.

Family relationships

Except for Mr. KF Sze, who is the brother of Ms. SL Sze, none of other directors or executive officers have a family relationship as defined under Item 401 of Regulation S-K.

Duties of directors

A director of a company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. A director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes the BVI Companies Act or the memorandum or articles of association of the company. A director of a company, when exercising powers or performing duties as a director, shall exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, (a) the nature of the company; (b) the nature of the decision; and (c) the position of the director and the nature of the responsibilities undertaken by him.

Terms of directors

Pursuant to our Articles of Association, each of our directors holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him/her, or until his/her earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his/her earlier death, resignation or removal.

Employment Agreements and Indemnification Agreements

Employment agreements

We have entered into employment agreements with each of the following executive officers.

Mr. KF Sze

Mr. KF Sze is employed as our CEO and director for an initial period of one year which will be renewed automatically thereafter for a successive one-year term unless a one-month notice of non-renewal is given by us or Mr. KF Sze. We may terminate his employment at any time with or without cause by giving a one-month advance notice in writing.

For his role as the executive director of our Company, he is entitled to a fixed annual compensation of approximately HK$1.3 million (approximately US$0.2 million).

Mr. Wa Chun Kit Alex

Mr. Wa is employed as our CFO for an initial period of three years which will be renewed automatically thereafter for a successive one-year term unless a one-month notice of non-renewal is given by us or Mr. Wa. We may terminate his employment at any time with or without cause by giving a one-month advance notice in writing.

For his role as the CFO of our Company, he is entitled to a fixed annual compensation of approximately HK$650,000 (approximately US$83,000).

Indemnification Agreements

We plan to enter into indemnification agreements with each of our directors and executive officers, to be effective upon the completion of this Offering. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

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Compensation of Directors

For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2024, none of MPJS’s directors or executive officers received compensation from MPJS in any form, cash or equity, in their capacity as the directors and/or executive officers of MPJS. Nevertheless, some of such directors and executive officers of MPJS (namely Mr. KF Sze and Ms. SL Sze) who are also the directors of MPJ and Gosheng, the Operating Subsidiaries, have received compensation paid by MPJ and Gosheng in such capacity. In particular, directors and/or executive officers of MPJ include:

Directors and executive officers of MPJ and Gosheng	Age	Position at MPJ and Gosheng	Also a director and/or officer of MPJS?
Mr. KF Sze	47	Director	Yes
Ms. SL Sze	44	Director	Yes

For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, MPJ paid an aggregate of HK$1,067,000 and HK$1,304,200, (approximately US$167,205), HK$647,000 and HK$735,000 (approximately US$94,230) as compensation to its directors and executive officers, as well as an aggregate of HK$32,250, HK$36,000 (approximately US$4,615), HK$18,000 and HK$18,000 (approximately US$2,308) contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

For the years ended October 31, 2022 and 2023 and the six months ended April 30, 2023 and 2024, Gosheng paid an aggregate of HK$420,000, HK$480,000 (approximately US$61,538), HK$24,000 and HK$24,000 (approximately US$3,077) as compensation to one of its directors and executive officers, Mr. KF Sze, as well as an aggregate of HK$13,500, HK$18,000 (approximately US$2,308), HK$9,000 and HK$7,500 (approximately US$962) contributions to the MPF.

Prior to the establishment of MPJS in September 2023, Mr. KF Sze and Ms. SL Sze were responsible for managing the Operating Subsidiaries. They were the directors of MPJ and Gosheng and received compensation paid by MPJ and Gosheng for the years ended October 31, 2022 and 2023 and for the six months ended April 30, 2024. Their salaries, compensation, and benefits in kind will be paid by our Company and/ or our subsidiaries in accordance with their respective roles in the future.

As the appointments of our independent directors will only become effective upon the effectiveness of the registration statement of which this prospectus forma a part, for the year ended October 31, 2023 and the six months ended April 30, 2024, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We do not have any equity incentive plan in place as of the date of this prospectus.

Equity compensation plan information

We have not adopted any equity compensation plans.

Outstanding equity awards at financial year-end

As of April 30, 2024, we had no outstanding equity awards.

Involvement in legal proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Controlled company

Upon completion of this Offering, our Controlling Shareholder, through MPJS Investment, will beneficially own approximately      % of the aggregate voting power of our outstanding Ordinary Shares. As a result, we may be deemed to be a “controlled company” within the meaning of the Nasdaq listing standards. Our Controlling Shareholder has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. If we are deemed a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent non-executive directors;

●	the requirement that our director nominees be selected or recommended solely by independent non-executive directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Currently, we do not expect to rely on the exemption from the corporate governance requirements under Nasdaq Listing Rules. We could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.

Board of directors

Our board of directors will consist of five directors, comprising two executive directors and three independent non-executive directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our Memorandum and Articles of Association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board of directors, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board of directors.

Our directors have a balanced mix of knowledge and skills. We have three independent non-executive directors with different industry backgrounds, representing a majority of the members of our board of directors. We also achieved gender diversity by having one female director out of the total of two executive directors. Our board of directors is well balanced and diversified in alignment with our business development and strategy.

Committees of the board of directors

We plan to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit committee

Our audit committee will consist of Mr. Lee, Mr. Wong and Mr. Chen and is chaired by Mr. Lee. We have determined that each of these director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the SEC rules and the corporate governance rules of Nasdaq. We have determined that Mr. Lee qualifies as an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board of directors.

Compensation committee

Our compensation committee will consist of Mr. Lee, Mr. Wong and Mr. Chen and is chaired by Mr. Wong. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board of directors for its approval, the compensation for our chief executive officer and other executive officers;

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●	reviewing and recommending to the board of directors for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and corporate governance committee

Our nominating and corporate governance committee will consist of Mr. Lee, Mr. Wong and Mr. Chen and is chaired by Mr. Chen. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board of directors and advising the board of directors with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board of directors as a whole.

Foreign private issuer exemption

Following the completion of this Offering, we will be a “foreign private issuer” under the securities laws of the U.S. and Nasdaq’s corporate governance standards. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

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Although we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other corporate governance matters

Public Companies that qualify as a “controlled company” with securities listed on the Nasdaq Stock Market, must comply with the exchange’s continued listing standards to maintain their listings. Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Upon completion of this Offering, our Controlling Shareholder, through MPJS Investment, will beneficially own approximately         % of the aggregate voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholder has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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RELATED PARTY TRANSACTIONS

In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties. Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, to which we were or will be a party and in which the other parties included or will include our directors, director nominees, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

Employment agreements

See “Management — Employment agreements” on page 111.

Material transactions with related parties

The nature of relationships with related parties are summarized as follows:

Name	Relationship with our Company
Mr. Sze Kam Fuk (“Mr. KF Sze”)	Director, CEO and shareholder of our Company and the land lord of our current office
Mrs. Sze Kam Luen	Spouse of Mr. KF Sze
MPJS Investment Co., Ltd.	Entity controlled by common shareholders and the controlling shareholder

Related party balances

The related party balances consisted of the following:

		As of October 31,				As of April 30,		As of the date of this prospectus
		2021	2022	2023	2023	2024	2024
Name	Nature	HK$	HK$	HK$	US$	HK$	US$	HK$	US$
						(unaudited)	(unaudited)	(unaudited)	(unaudited)
MPJS Investment Co., Ltd.	Amount due from a shareholder (1)	-	3,370	1,137	146	1,137	146	1,137	146
Mr. KF Sze	Amount due from a shareholder (2)	6,154,642	11,373,309	22,901,616	2,936,105	-	-	-	-
Mr. KF Sze	Amount due to a shareholder(4)	-	-	-	-	844,006	108,206	1,171,097	150,141

Related party transactions

		For the years ended October 31,				For the six months ended April 30,		From May 1, 2024 to the date of this prospectus
		2021	2022	2023	2023	2024	2024
Name	Nature	HK$	HK$	HK$	US$	HK$	US$	HK$	US$
						(unaudited)	(unaudited)	(unaudited)	(unaudited)
Mr. KF Sze	lease of our office (3)	-	-	-	-	100,000	12,821	120,000	15,385

(1)	As of October 31, 2022 and 2023, April 30, 2024 and the date of prospects, the balance due from a shareholder represented the unpaid share capital from shareholders for group re-organization. During the year ended October 31, 2023, the shareholder settled some administrative expenses, such as incorporation and company secretary fee, on behalf of our Company, therefore the amounts due by the shareholder were fully offset.

(2)	As of October 31, 2022 and 2023, the balance due from a shareholder mainly represented temporary advances made to Mr. KF Sze for non-trade purpose. These advances, which were unsecured and interest-free, consisted of transfers made by MPJ as per Mr. KF Sze’s instructions. On June 28, 2022, MPJ transferred HK$7,500,000 to Mr. KF Sze for the purchase of a residential property in the name of his spouse, Mrs. Sze Kam Luen. On February 16, 2023, MPJ further transferred HK$4,800,000 to Mr. KF Sze for the purchase of a residential property in the name of his sister, Ms. Sze Sau Lan. On October 14 2023, MPJ transferred HK$8,000,000 to Mr. KF Sze for the purchase of a commercial property in his own name. On October 31, 2023, MPJ transferred HK$2,500,000 to Mr. KF Sze for personal use. These payments were categorized as temporary advances. On November 9, 2023, MPJ declared a special dividend. Mr. KF Sze decided to utilize the dividend to set-off the amount of the debt due to MPJ. As of the date of this prospectus, the amount due from Mr. KF Sze has been fully settled.

(3)	On November 15, 2023, our Company entered into a lease agreement with Mr. KF Sze with a monthly rent of HK$20,000 (US$2,564) to lease a property of Mr. KF Sze for the use of our office for one-year term from December 1, 2023 to November 30, 2024.

(4)

As of April 30, 2024 and as of the date of prospectus, the balance due to a shareholder represented the operating expenses has been paid by Mr. KF Sze on behalf of our Group with his own funds. The amount remains unsecured, interest-free and repayable on demand.

We have recorded amounts due from shareholders as of October 31, 2022 and 2023, which represented the unpaid shares from MPJS Investment, our controlling shareholder, and the advances paid to Mr. KF Sze, one of our executive directors. As of October 31, 2021, we had amount due from shareholders of HK$6,154,642. Our amount due from shareholders increased by HK$11,526,074 (approximately US$1,477,702) or 101.31% from HK$11,376,679 as of October 31, 2022 to HK$22,902,753 (approximately US$2,936,251) as of October 31, 2023. Such increase was mainly attributable to the increase in the advance to Mr. KF Sze for acquiring a new office in Kowloon Bay for the use of our Company in the last quarter of 2023. According to Codification of Staff Accounting Bulletins - Topics - Topic 4: Equity Accounts, if any receivables due from related parties are or will not be paid by cash, it shall be deducted under equity. Therefore, our amounts due from shareholders as of October 31, 2022 and 2023 has been deducted from the equity.

On November 9, 2023, MPJS declared a dividend in the amount of HK$23,301,890 (approximately US$2,987,421.79) to MPJS Investment. In turn, MPJS Investment declared a special dividend to its shareholders, namely Mr. KF Sze, Ms. SL Sze and Ms. MM Sze. At the direction of Ms. SL Sze and Ms. MM Sze, MPJS Investment was instructed to pay the entire special dividend to Mr. KF Sze. As there was an amount due from Mr. KF Sze to MPJ as of October 31, 2023, Mr. KF Sze decided to utilize the dividend received from MPJS Investment to set-off the amount of the debt due to MPJ.

For the years ended October 31, 2023 and 2022 and for the six months ended April 30, 2024, Mr. KF Sze, the executive director of our Company, provided unlimited personal guarantees for all the bank loans of our Company, and his spouse, Mrs. KL Sze, provided unlimited personal guarantees for three bank loans.

Apart from the transactions and balances detailed above and elsewhere in there accompanying consolidated financial statements, our Company has no other significant or material related party transactions during the periods presented.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this Offering. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

Percentage of beneficial ownership of each listed person after capitalization but prior to this Offering is based on       Ordinary Shares outstanding as of the date of this prospectus. The percentage of Ordinary Shares beneficially owned after the offering is based on          Ordinary Shares outstanding following the sale of        Ordinary Shares. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our Ordinary Shares. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this prospectus, we have five shareholders of record, none of which are located in the United States. All our officers, directors and principal shareholders (defined as owners of 5% or more of our Ordinary Shares), except for the Selling Shareholders with respect to their Ordinary Shares sold in the Resale Offering, will be subject to lock-up agreements. See “Shares Eligible for Future Sale — Lock-up agreements”

	Ordinary Shares beneficially owned prior to this Offering		Ordinary Shares beneficially held immediately after this Offering
	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Directors and Executive Officers:
Mr. KF Sze	585	58.56%			%
Mrs. SL Sze	73	7.32%
Mr. Wa Chun Kit Alex	—	—
Mr. Chen Yongsheng	—	—
Mr. Lee Kwong Ming	—	—
Mr. Wong Sui Chi	—	—
All directors and executive officers as a group (six individuals):	328	65.88%

5% or Greater Shareholders:
MPJS Investment (1)	732	73.20%			%
GPD Investment Company Limited (2)	67	6.70%			%
Mr. TSE Kin Man	67	6.70%			%
Ms. SZE Kam Ting	67	6.70%			%
Ms. YUNG Lai Ying	67	6.70%			%

(1)	Represents 732 ordinary shares held by MPJS Investment, a company limited by shares incorporated in the BVI. MPJS Investment is owned by Mr. KF Sze, Ms. SL Sze and Ms. MM Sze of 80%, 10% and 10%, respectively. The registered address of MPJS Investment is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, BVI.
(2)

Represents 67 ordinary shares held by GPD Investment Company Limited, a company limited by shares incorporated in Hong Kong. GPD Investment Company Limited’s ultimate beneficial holder is Pacific Legend Group Limited, a company limited by shares incorporated in the Cayman Islands and listed on GEM of The Stock Exchange of Hong Kong Limited (stock code: 8547). According to the publicly available information of Pacific Legend Group Limited published on October 7, 2024, and to the best knowledge of our directors as of the date of this prospectus, Century Great Investments Limited and Double Lions Limited, respectively, own 16.72%, and 12.44% of the shareholding interests in Pacific Legend Group Limited. Double Lions Limited is owned as to 40.48% by Mr. John Warren McLennan (“Mr. JW McLennan”), 20.00% by Ms. Tracy-Ann Fitzpatrick (“Ms. TA Fitzpatrick”), 14.88% by Ms. Alison Siobhan Bailey (“Ms. AS Bailey”), 14.88% by Mr. John Martin Rinderknecht, and 9.76% by Mr. James Seymour Dickson Leach (“Mr. JSD Leach”). Under the Securities and Futures Ordinance, the spouses of shareholders are deemed to be interested in the shares held by their partners. Consequently, Mrs. Jennifer Carver McLennan is considered an interested party in the shares held by Mr. JW McLennan, and Mr. David Frances Bulbeck is considered an interested party in the shares held by Ms. TA Fitzpatrick. Ms. AS Bailey and Mr. JSD Leach are married to each other and each is deemed to be interested in the shares held by their spouse through Double Lions Limited. Century Great Investments Limited is 100% owned by Ms. Wong Wing Man. The registered address of GPD Investment Company Limited is Unit C, 15/F., First Asia Tower, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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DESCRIPTION OF SECURITIES

We were incorporated as a BVI business company under the BVI Companies Act, in the BVI on September 20, 2023 under the name “MPJS Group Limited”, company no. 2132634. As of the date of this prospectus, we are authorized to issue a maximum of 50,000 ordinary shares of a single class with a par value of US$1.0 each.

The following are summaries of the material provisions of our Memorandum and Articles of Association and the BVI Companies Act, insofar as they relate to the material terms of our Ordinary Shares. The forms of our Memorandum and Articles of Association are filed as exhibits to the registration statement of which this prospectus forms a part.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. Upon the completion of this Offering, there will be           Ordinary Shares issued and outstanding.

Listing

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “MPJS.” There is no assurance that such application will be approved, and if our application is not approved, this Offering may not be completed.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is         , at [Address].

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Companies Act.

Voting rights

Pursuant to our Memorandum of Association, each share of our Company confers upon the shareholder of our Company: (a) the right to one vote at a meeting of the shareholders or on any resolution of shareholders of our Company; (b) the right to an equal share in any dividend paid by our Company; and (c) the right to an equal share in the distribution of the surplus assets of our Company on its liquidation. There are no prohibitions to cumulative voting under the laws of the BVI, but our Memorandum and Articles of Association do not provide for cumulative voting.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Meetings

Any director of our Company may convene meetings of the shareholders of our Company at such times and in such manner and places within or outside the BVI as the director considers necessary or desirable. Upon the written request of shareholders of our Company entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders of our Company within 28 days of receiving the written request. In the event that the directors fail to convene a meeting of shareholders within 28 days, then: (a) any one director; (b) the company secretary; or (c) the shareholder who issued the written request, or where there is more than one, any one of those shareholders, may convene a meeting of shareholders, and the provisions of these Articles with regard to convening a meeting of shareholders shall apply, construing references to the directors as references to the party convening the meeting.

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The director of our Company convening a meeting of shareholders of our Company may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute a waiver in relation to all the shares which that shareholder holds.

A meeting of shareholders of our Company is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the shares of our Company or class or series of shares of our Company entitled to vote on resolutions of shareholders of our Company to be considered at the meeting. A quorum may comprise a single shareholder of our Company or proxy and then such person may pass a resolution of shareholders of our Company and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholders of our Company. If within two hours from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders of our Company, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one-third of the votes of the shares of our Company or each class or series of shares of our Company entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

At any meeting of the shareholders of our Company, the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll, then any shareholder of our Company present in person or by proxy who objects the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken. If a poll be demanded in manner aforesaid, it shall be taken at such time and place, and in such manner as the Chairman shall direct. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

Protection of minority shareholders

The BVI Companies Act provides that if a company or a director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the BVI Companies Act or the memorandum or articles of association of the company, the BVI High Court (Court) may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Companies Act or the memorandum or articles or association of the company.

The BVI Companies Act also contains provisions allowing the Court, on the application of a member of a company, to grant leave to the member to (a) bring proceedings in the name and on behalf of that company; or (b) intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. No proceedings brought by a member or in which a member intervenes with the leave of the Court may be settled or compromised or discontinued without the approval of the Court. Under the BVI Companies Act, a member of a company may bring an action against the company for breach of a duty owed by the company to him or her as a member.

In the case where a member of a company brings proceedings against the company and other members that have the same or substantially the same interest in relation to the proceedings, the Court may appoint that member to represent all or some of the members having the same interest and may, for that purpose, make such order as it thinks fit, including an order (a) as to the control and conduct of the proceedings; (b) as to the costs of the proceedings; and (c) directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the members represented.

The BVI Companies Act provides that a member of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may make an application to the Court. If the Court considers that it is just and equitable to do so, it may make such order as it thinks fit, including, without limiting the generality of the section 184I of the BVI Companies Act, one or more of the following orders: (a) in the case of a member, requiring the company or any other person to acquire the member’s shares; (b) requiring the company or any other person to pay compensation to the member; (c) regulating the future conduct of the company’s affairs; (d) amending the memorandum or articles of association of the company; (e) appointing a receiver of the company; (f) appointing a liquidator of the company under section 159(1) of the BVI Insolvency Act on the grounds specified in section 162(1)(b) of that Act; (g) directing the rectification of the records of the company; or (h) setting aside any decision made or action taken by the company or its directors in breach of the BVI Companies Act or the memorandum or articles of association of the company. None of the foregoing orders may be made against the company or any other person unless the company or that person is a party to the proceedings in which the application is made.

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A member or the BVI Registrar of Corporate Affairs may apply to the Court ex parte or upon such notice as the Court may require, for an order directing that an investigation be made of the company and any of its affiliated companies. If, upon such an application, it appears to the Court that: (a) the business of the company or any of its affiliates is or has been carried on with intent to defraud any person; (b) the company or any of its affiliates was formed for a fraudulent or unlawful purpose or is to be dissolved for a fraudulent or unlawful purpose; or (c) persons concerned with the incorporation, business or affairs of the company or any of its affiliates have in connection therewith acted fraudulently or dishonestly, the Court may make any order it thinks fit with respect to an investigation of the company and any of its affiliated companies by an inspector, who may be the Registrar of Corporate Affairs.

The BVI Companies Act provides that a member of a company is entitled to payment of the fair value of his or her shares upon dissenting from any of the following:

(1)	a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(2)	a consolidation, if the company is a constituent company;

(3)	any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including:

(i)	a disposition pursuant to an order of the Court having jurisdiction in the matter,

(ii)	a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition, or

(iii)	a transfer pursuant to the power described in section 28(2) of the BVI Companies Act;

(4)	a redemption of his or her shares by the company pursuant to section 176 of the BVI Companies Act; and

(5)	an arrangement, if permitted by the Court.

Pre-emptive rights

Pursuant to our Articles of Association, section 46 of the Companies Act (Pre-emptive rights) shall not apply to our Company.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” on page 129 and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Pursuant to our Memorandum of Association, our board of directors may not resolve to refuse or delay the transfer of a share of our Company unless the shareholder of our Company has failed to pay an amount due in respect of the share of our Company.

Liquidation

(i)	Where the business company is solvent

Where it is proposed to liquidate a solvent business company (that is, the company either has no liabilities or it is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities), the directors of the company shall (a) make a declaration of solvency in the approved form stating that, in their opinion, the company is and will continue to be able to discharge, pay or provide for its debts as they fall due and the value of its assets equals or exceeds its liabilities, and (b) approve a liquidation plan specifying: (i) the reasons for the liquidation of the company, (ii) their estimate of the time required to liquidate the company, (iii) whether the liquidator is authorized to carry on the business of the company if he determines that to do so would be necessary or in the best interests of the creditors or members of the company, (iv) the name and address of each individual to be appointed as liquidator and the remuneration proposed to be paid to each liquidator, and (v) whether the liquidator is required to send to all members a statement of account prepared or caused to be prepared by the liquidator in respect of his or her actions or transactions. The liquidation of a company commences at the time at which the notice of the voluntary liquidator’s appointment is filed.

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Pursuant to section 203(1) of the BVI Companies Act, a voluntary liquidator shall not be appointed under section 199 of the BVI Companies Act by the directors or the members of a company if (a) an administrator or liquidator of the company has been appointed under the BVI Insolvency Act; (b) an application has been made to the Court to appoint an administrator or a liquidator of the company under the BVI Insolvency Act and the application has not been dismissed; (c) the person to be appointed voluntary liquidator has not consented in writing to his or her appointment; (d) the directors of the company have not made a declaration of solvency complying with section 198 of the BVI Companies Act; (e) the directors have not approved a liquidation plan under section 198(1)(b) of the BVI Companies Act; or (f) the voluntary liquidator is not qualified pursuant to BVI Companies Regulations made under section 199(5) of the BVI Companies Act. A resolution to appoint a voluntary liquidator under Part XII of the BVI Companies Act in the circumstance referred to in section 203(1) of the BVI Companies Act is void and of no effect.

A resolution to appoint a voluntary liquidator is void and of no effect unless the voluntary liquidator files notice of his or her appointment on or before the 14th day following the date of the resolution.

Within 14 days of the date of his or her appointment, the voluntary liquidator is required to file a notice of his or her appointment in an approved form, the declaration of solvency made by the directors and a copy of the liquidation plan, with the BVI Registrar of Corporate Affairs. He or she is also required, within 30 days of the commencement of the liquidation, to advertise notice of his or her appointment in the manner prescribed.

With effect from the commencement of the voluntary liquidation of a company, the voluntary liquidator has custody and control of the assets of the company.

However, the right of a secured creditor to take possession of and realize or otherwise deal with assets of the company over which the creditor has a security interest will not be affected.

With effect from the commencement of the voluntary liquidation of a company, the directors of the company remain in office but they cease to have any powers, functions or duties other than those required or permitted under Part XII of the BVI Companies Act.

The directors, after the commencement of the voluntary liquidation, may authorize the liquidator to carry on the business of the company if the liquidator determines that to do so would be necessary or in the best interests of the creditors or members of the company where the liquidation plan does not give the liquidator such authorization, and exercise such powers as the liquidator, by written notice, may authorize them to exercise.

The members of a company may, by resolution, appoint an eligible individual as an additional voluntary liquidator to act jointly with the voluntary liquidator or voluntary liquidators already appointed.

Subject to the BVI Companies Act, the Court may, at any time after the appointment of a voluntary liquidator under section 199 of the BVI Companies Act and before completion of the voluntary liquidation and filing of a statement of completion of the liquidation in accordance with section 208 of the BVI Companies Act, make an order terminating the liquidation if it is satisfied that it would be just and equitable to do so. Where such an order is made, the company ceases to be in voluntary liquidation and the voluntary liquidator ceases to hold office with effect from the date of the order or such later date as may be specified in the order.

A voluntary liquidator shall, upon completion of a voluntary liquidation, file a statement that the liquidation has been completed and upon receiving the statement, the BVI Registrar of Corporate Affairs shall strike the company off the BVI Register of Companies and issue a certificate of dissolution in the approved form certifying that the company has been dissolved. The dissolution of the company is effective from the date of the issue of the certificate.

Immediately following the issue by the BVI Registrar of Corporate Affairs of a certificate of dissolution, the person who, immediately prior to the dissolution, was the voluntary liquidator of the company shall cause to be published in the Gazette, a notice that the company has been struck off the BVI Register of Companies and dissolved.

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(ii)	Where the business company is insolvent

If at any time the voluntary liquidator of a company in voluntary liquidation is of the opinion that the company is insolvent (that is to say, either the value of the company’s liabilities exceeds, or will exceed, its assets or, the company is, or will be, unable to pay its debts as they fall due), he or she shall forthwith send a written notice to the Official Receiver in the approved form.

The voluntary liquidator shall then call a meeting of creditors of the company to be held within twenty-one days of the date of the aforesaid notice to the Official Receiver. The said creditors meeting shall be treated as if it were the first meeting of the creditors of a company called under section 179 of the BVI Insolvency Act by a liquidator appointed by the members of a company and, sections 179 and 180 of the BVI Insolvency Act shall apply to the calling and holding of such a meeting.

Where a voluntary liquidator is not an eligible licensed insolvency practitioner with respect to the company, the Official Receiver may apply to the Court ex parte for the appointment of himself or herself or an eligible licensed insolvency practitioner as the liquidator of the company and the Court may make the appointment subject to such conditions as it considers appropriate.

From the time that an appointed liquidator first becomes aware that the company is not, or will not be, able to pay its debts he or she shall conduct the liquidation as if he or she had been appointed liquidator under the BVI Insolvency Act.

The BVI Insolvency Act will apply to the liquidation of the company subject to such modifications as are appropriate and the liquidation of the company shall be deemed to have commenced on the date of the appointment of the voluntary liquidator.

Forfeiture of Ordinary Shares

Our Company’s shares that are not fully paid on issue are subject to the forfeiture provisions set forth in our Articles of Association. For this purpose, shares of our Company issued for a promissory note or a contract for future services are deemed to be not fully paid. A written notice of call specifying the date for payment to be made shall be served on the shareholder of our Company who defaults in making payment in respect of the shares of our Company. The written notice of call referred to in our Articles of Association shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the shares of our Company, or any of them, in respect of which payment is not made will be liable to be forfeited. Where a written notice of call has been issued pursuant to our Articles of Association and the requirements of the notice have not been complied with, the directors may, at any time before tendering of payment, forfeit and cancel the shares of our Company to which the notice relates. Our Company is under no obligation to refund any money to the shareholder of our Company whose shares of our Company have been canceled pursuant to our Articles of Association, and that shareholder of our Company shall be discharged from any further obligation to our Company.

Redemption of Ordinary Shares

Pursuant to our Articles of Association, our Company may purchase, redeem or otherwise acquire and hold its own shares save that own Company may not purchase, redeem or otherwise acquire its own shares without the consent of shareholders of our Company whose shares of our Company are to be purchased, redeemed or otherwise acquired unless our Company is permitted by the Companies Act or any other provision in the Memorandum of Association or Articles of Association to purchase, redeem or otherwise acquire the shares of our Company without their consent.

Variation of rights

The rights attached to shares as specified in our Memorandum of Association may only, whether or not our Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued shares of that class.

Division and combination of shares.

Pursuant to the Companies Act and subject to our Memorandum and Articles of Association, our Company may (a) divide its shares, including issued shares, into a larger number of shares; or (b) combine its shares, including issued shares, into a smaller number of shares. Division or combination of shares, including issued shares, of a class or series, shall be for a larger or smaller number, as the case may be, of shares in the same class or series. Our Company shall not divide its shares if it would cause the maximum number of shares that our Company is authorized to issue by our Memorandum and Articles of Association to be exceeded. Where par value shares are divided or combined under section 40 of the Companies Act, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

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Inspection of books and records

A member of a company is entitled, on giving written notice to the company, to inspect the memorandum and articles of association, the register of members, the register of directors, and minutes of meetings and resolutions of members. Of those classes of members of which he or she is a member, and to make copies of or take extracts from the documents and records maintained at the office of the registered agent of the company. Subject to the memorandum and articles of association of the company, its directors may refuse or limit the member’s access to the register of members, register of directors or minutes/resolutions of members or part of any such documents, including limiting the making of copies or the taking of extracts from the records, if they believe that such inspection would be contrary to the company’s interests. The directors are required, as soon as reasonably practicable, to notify the member concerned. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

The BVI Companies Act requires a business company to keep minutes of all meetings of directors, members, committees of directors and committees of members and copies of all resolutions consented to by directors, members, committees of directors, committees of officers and committees of members. The minutes of meetings and resolutions of members and of classes of members, and the minutes of meeting of directors and committees of directors are required by the BVI Companies Act to be kept at the office of the company’s registered agent or at such other places, within or outside the BVI, as the directors may determine. A company shall keep at the office of its registered agent the memorandum and articles of association of the company, the register of members (or a copy thereof), the register of directors (or a copy thereof) and copies of all notices and other documents filed by the company in the previous ten years. The BVI Companies Act requires a company to have a common seal and an imprint of the seal shall be kept at the office of its registered agent.

A business company is required to keep a register of members containing the names and addresses of the persons who hold registered shares in the company, the number of each class and series of registered shares held by each member, the date on which the name of each member was entered in the register of members and the date on which any person ceased to be a member. The register of members may be in such form as the directors may approve but if it is in magnetic, electronic or other data storage form, the company must be able to produce legible evidence of its contents. The entry of the name of a person in the register of members as a holder of a share in a company is prima facie evidence that legal title in the share vests in that person.

The BVI Companies Act requires a business company to keep a register known as a register of directors containing the particulars as prescribed under the BVI Companies Act. The register of directors is prima facie evidence of any matters directed or authorized by the BVI Companies Act to be contained therein. A company shall file for registration by the BVI Registrar of Corporate Affairs a copy of its register of directors. A company that has filed for registration by the BVI Registrar of Corporate Affairs a copy of its register of directors shall, within 30 days of any changes occurring, file the changes in the register by filing a copy of the register containing the changes.

Issuance of Ordinary Shares

Subject to the Companies Act and to our Memorandum and Articles of Association, shares in our Company may be issued, and options to acquire shares in our Company granted, at such times, to such persons, for such consideration and on such terms as the directors may determine.

Differences in Corporate Law

The BVI Companies Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware.

Mergers and similar arrangements

Under the BVI Companies Act, two or more companies may merge or consolidate in accordance with Part IX of the BVI Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation.

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A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction or proposed transaction is (i) between the director and the company and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if (a) the material facts of the interest of the director in the transaction are known by the members entitled to vote at a meeting of members and the transaction is approved or ratified by a resolution of members; or (b) the company received fair value for the transaction.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

Pursuant to section 179(1) of the BVI Companies Act, a member of a company is entitled to payment of the fair value of his or her shares upon dissenting from (a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including (i) a disposition pursuant to an order of the Court having jurisdiction in the matter; (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition; or (iii) a transfer pursuant to the power described in section 28(2) of the BVI Companies Act; (d) a redemption of his or her shares by the company pursuant to section 176 of the BVI Companies Act; and (e) an arrangement, if permitted by the Court.

A member who desires to exercise his or her entitlement under section 179(1) of the BVI Companies Act, shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with the BVI Companies Act or where the proposed action is authorized by written consent of members without a meeting. Such objection shall include a statement that the member proposes to demand payment for his or her shares if the action is taken. Within 20 days immediately following the date on which the vote of members authorizing the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorization or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed action. A member who dissents shall do so in respect of all shares that he or she holds in the company.

Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his or her shares.

Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the proposed action is put into effect, whichever is later, the company or, in the case of a merger or consolidation, the surviving company, or the combined company shall make a written offer to each dissenting member to purchase his or her shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his or her shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his or her shares.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

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If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Indemnification of directors and officers

Section 132 of the BVI Companies Act provides that subject to the memorandum or articles of association of a company, the company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company, or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, provided that the said person had acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Any indemnity given in breach of the foregoing proviso is void and of no effect.

Expenses, including legal fees, incurred by a director or a former director in defending any legal, administrative or investigative proceedings may be paid by the company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director or the former director, as the case may be, to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the company. In the case of a former director, the undertaking to be furnished by such former director may also include such other terms and conditions as the company deems appropriate.

A company may purchase and maintain insurance in relation to any person who is or was a director of the company, or who at the request of the company is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability under section 132 of the BVI Companies Act.

Under our Memorandum and Articles of Association, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

A director of a company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. A director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes the BVI Companies Act or the memorandum or articles of association of the company. A director of a company, when exercising powers or performing duties as a director, shall exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, (a) the nature of the company; (b) the nature of the decision; and (c) the position of the director and the nature of the responsibilities undertaken by him.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances.

Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

The BVI Companies act provides that subject to the memorandum or articles of a company, an action that may be taken by members of the company at a meeting of members may also be taken by a resolution of members consented to in writing or by telex, telegram, cable or other written electronic communication, without the need for any notice. Pursuant to our Memorandum and Articles of Association, an action that may be taken by the shareholders of our Company at a meeting may also be taken by a resolution of shareholders of our Company consented to in writing, without the need for any notice, but if any resolution of shareholders of our Company is adopted otherwise than by the unanimous written consent of all shareholders of our Company, a copy of such resolution shall forthwith be sent to all shareholders of our Company not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more shareholders of our Company. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a resolution of shareholders of our Company have consented to the resolution by signed counterparts. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

Pursuant to our Articles of Association, upon the written request of shareholders of our Company entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders of our Company within 28 days of receiving the written request. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

The BVI law does not expressly permit cumulative voting for directors, our Memorandum and Articles of Association do not provide for cumulative voting either. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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Removal of directors

Under our Articles of Association, a director of our Company may be removed from office by a resolution of shareholders of our Company or by resolution of directors of our Company. A resolution passed under our Articles of Association may only be passed at a meeting called for the purpose of removing the director or for purposes including the removal of the director or by a written resolution passed by at least seventy-five percent (75%) of the votes of the shareholders or directors of our Company entitled to vote. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Dissolution; Winding Up

Under our Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders of our Company or by resolution of directors of our Company. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, the rights attached to shares as specified in our Memorandum of Association may only, whether or not our Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued shares of that class.

Amendment of governing documents

Subject to clause 14 of our Memorandum of Association, our Company may amend our Memorandum of Association or our Articles of Association by a resolution of shareholders of our Company or by a resolution of directors of our Company, save that no amendment may be made by a resolution of directors of our Company:

(a)	to restrict the rights or powers of the shareholders of our Company to amend our Memorandum of Association or our Articles of Association;

(b)	to change the percentage of shareholders of our Company required to pass a resolution of shareholders of our Company to amend our Memorandum of Association or our Articles of Association;

(c)	in circumstances where our Memorandum of Association or our Articles of Association cannot be amended by the shareholders of our Company; or

(d)	to Clauses 10, 11, 12 or 14 of our Memorandum of Association. Any amendments to our Memorandum of Association or our Articles of Association are effective from the date it is registered by the Registry of Corporate Affairs in the BVI or from such other date as may be ordered by the BVI Court under section 13(5) of the Companies Act. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

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SHARES ELIGIBLE FOR FUTURE SALE

Before this Offering, there was no established public market for our Ordinary Shares, and while we will apply for approval to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of our Ordinary Shares in the public markets after this Offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this Offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Shares, including Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary shares and our ability to raise equity capital in the future.

Upon the closing of this Offering, we will have            outstanding Ordinary Shares. Of that amount,           Ordinary Shares will be publicly held by investors participating in this Offering, and           Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Ordinary Shares sold in this Offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares held by existing shareholders are, and any Ordinary Shares issuable upon exercise of options outstanding following the completion of this Offering will be, restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

All of our Ordinary Shares that will be issued and outstanding upon the completion of this Offering, other than those Ordinary Shares sold in this Offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the U.S. only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, persons who have beneficially owned restricted Ordinary Shares for at least six (6) months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person, who is not deemed to have been one of our affiliates at the time of, or at any time during the three (3) months preceding, may sell an unlimited number of restricted securities under Rule 144 if:

●	the restricted securities have been held for at least six (6) months, including the holding period of any prior owner other than one of our affiliates;

●	we have been subject to the reporting requirements under Exchange Act for a period of at least ninety (90) days immediately before the sale; and

●	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three (3) months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

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Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three (3) months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three (3) month period only that number of securities that does not exceed the greater of either of the following:

●	1% of the number of Ordinary Shares then outstanding, which will equal approximately Ordinary Shares immediately after the closing of this Offering; or

●	the average weekly trading volume of our Ordinary Shares in the form of Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three (3) months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six (6) month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 of the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until ninety (90) days after the date of this prospectus before selling any such shares. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expire.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director may resell their restricted shares in an “offshore transaction” under Regulation S if:

●	none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States, and

●	in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

Lock-up agreements

Our directors, officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares), except for the Selling Shareholders with respect to their Ordinary Shares sold in the Resale Offering, have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days from the effective date of this prospectus, without the prior written consent of Eddid Securities USA Inc. See “Underwriting” on page 137.

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MATERIAL INCOME TAX CONSIDERATIONS

A BVI business company is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not resident in the BVI). Capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI.

No estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligations or other securities of a BVI company.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company.

Material U.S. federal income tax considerations for U.S. holders

Material tax consequences applicable to U.S. holders of our ordinary shares

The following sets forth a brief summary of the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our ordinary shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

Passive foreign investment company (“PFIC”) consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

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Based on our operations and the composition of our assets we are not expected to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable years. Depending on the amount of assets held for the production of passive income, and the amount of cash raised in this offering, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below under “— Dividends and other distributions” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our ordinary shares when inherited from a decedent that was previously a holder of our ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election and ownership of those ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Dividends and other distributions

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the BVI, clause (1) is satisfied due to the tax treaty and the ordinary shares are intended to be readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

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Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Disposition of our Ordinary Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information reporting and backup withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange, or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 30%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

Transfer reporting requirements

A U.S. Holder (including a U.S. tax-exempt entity) that transfers cash in exchange for equity of a newly created non-U.S. corporation may be required to file IRS Form 926 or a similar form with the IRS if (i) such person owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of the corporation or (ii) if the transferred cash, when aggregated with all transfers made by such person (or any related person) within the preceding 12 month period, exceeds US$100,000. U.S. Holders should consult their tax advisors regarding the applicability of this requirement to their acquisition of ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ORDINARY SHARES UNDER THE LAWS OF THEIR COUNTRY OF CITIZENSHIP, RESIDENCE OR DOMICILE.

The following is a discussion on certain BVI and Hong Kong income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under BVI and Hong Kong laws.

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BVI taxation

A BVI business company is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not resident in the BVI). Capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI.

No estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligations or other securities of a BVI company. There are currently no withholding taxes or exchange control regulations in the BVI applicable to us.

Hong Kong profits taxation

The Operating Subsidiaries are subject to a tax rate of 16.5% on the assessable profits arising in or derived from Hong Kong. On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the ‘‘Bill’’) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2,000,000 (approximately US$254,784) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2,000,000 (approximately US$254,784) will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, during the years ended September 30, 2021 and 2022 the Hong Kong profits tax is calculated at 8.25% on the first HK$2,000,000 (approximately US$254,784) of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2,000,000 (approximately US$254,784).

Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their qualified foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

Our income tax credit amounted to HK$1,327 for the year ended October 31, 2022 while the income tax expense amounted to HK$695,620 (approximately US$89,182) for the year ended October 31, 2023. For the six months ended April 30, 2024, our income tax expense amounted to HK$166,684 (approximately US$21,370). Our effective tax rate was -3.13%, 12.11% and 8.71% for the two years ended October 31, 2022 and 2023, and the six months ended April 30, 2024, respectively.

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Certain Mainland China Tax Laws and Regulations Consideration

The Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”)

The National People’s Congress of the PRC enacted the Enterprise Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Tax Law and the Regulation on the Implementation of the Enterprise Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the State Administration of Taxation (“SAT”) on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We are a holding company incorporated in the BVI with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises or generate any revenue in Mainland China. According to the PRC Legal Opinion [issued] by Tian Yuan Law Firm, neither our Company, nor our subsidiaries, are currently subject to Enterprise Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering as of the date of this prospectus.

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Enterprise Tax Law

The Enterprise Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. If a non-resident enterprise does not establish an institution or site in Mainland China, or if it establishes an institution or site in Mainland China but the income it derives is not physically connected with the institution or site it establishes, it shall pay enterprise income tax on the income derived from its sources in Mainland China. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

Considering that (i) we are a holding company incorporated in the BVI with all our operations conducted in Hong Kong; (ii) all our revenue are derived from the Operating Subsidiaries in Hong Kong; (iii) we do not have, nor do we currently intend to establish, any subsidiaries, branches or representative offices in Mainland China; (iv) our management organ is not in Mainland China; and (v) we do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. According to the PRC Legal Opinion [issued] by Tian Yuan Law Firm, neither our Company, nor our subsidiaries, are subject to Enterprise Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering.

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UNDERWRITING

In connection with this Offering, we will enter into an underwriting agreement with Eddid Securities USA Inc., or the Representative, to act as the representative of the underwriters named below. The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this Offering. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase from us, and we have agreed to sell to them, the number of Ordinary Shares set forth opposite its name below, at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus:

Name of Underwriters	Number of Ordinary Shares
Eddid Securities USA Inc.
Total

The underwriters are committed to purchase all the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. The underwriters are offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this Offering, there has been no public market for our Ordinary Shares. The initial public offering price for our Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Ordinary Shares in this Offering does not necessarily bear any direct relationship to the assets, operations, book value or other established criteria of value of our company.

Discounts and Expenses

The underwriting discounts for the shares are equal to 7.5% of the initial public offering price.

The following table shows the price per Ordinary Share and total initial public offering price, underwriting discounts, and proceeds before expenses to us.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts to be paid by us	$	$
Proceeds to us, before expenses	$	$

We will also pay to the representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1.0% of the gross proceeds received by us from the sale of the Ordinary Shares.

We have agreed to reimburse the representative up to a maximum of US$150,000 for out-of-pocket accountable expenses (including, but not limited to, travel, due diligence expenses, reasonable fees, roadshow and background check on our Company’s principals) in connection with the performance of its services. As of the date of this prospectus, we have paid US$50,000 to the representative as an advance against out-of-pocket accountable expenses. Any expenses advancement will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $       .

Right of First Refusal

We have agreed to grant the representative, for the 12-month period from the closing date of the Offering, a right of first refusal to provide investment banking services to our Company on terms that are the same or more favorable to our Company comparing to terms offered to our Company by other underwriters/placement agents (such right, the “Right of First Refusal”), which right is exercisable in the representative’s sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; and (b) acting as exclusive placement agent or initial purchaser in connection with any private offering of securities of our Company. The representative shall notify our Company of its intention to exercise the Right of First Refusal within 5 business days following notice in writing by our Company. Any decision by the representative to act in any such capacity shall be contained in separate agreements, which agreements would contain, among other matters, provisions for customary fees for transactions of similar size and nature, as may be mutually agreed upon, and indemnification of the representative and shall be subject to general market conditions, provided the terms for such financing or transaction are the same or more favorable to our Company comparing to terms offered to our Company by other underwriters/placement agents. If the representative declines to exercise the Right of First Refusal, our Company shall have the right to retain any other person or persons to provide such services on terms and conditions which are not more favorable to such other person or persons than the terms presented to and declined by the representative. In compliance with FINRA Rule 5110(g)(6)(A), in no circumstances the Right of First Refusal shall have a duration of more than three years from the commencement of sales of the public offering or the termination date of the engagement between the us and the representative. The Right of First Refusal shall be subject to FINRA Rule 5110(g)(5), including that it may be terminated by our Company for Cause.

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Lock-Up Agreements

Our directors, executive officers, and holders of 5% or more of our Company’s Ordinary Shares on a fully diluted basis, except for the Selling Shareholders with respect to their Ordinary Shares sold in the Resale Offering, immediately prior to the consummation of this Offering have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period of six (6) months from the effective date of this registration statement or any longer period required by FINRA, the Exchanges or any State, without the express written consent of the representative, which consent may be given or withheld in the representative’s sole discretion.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this Offering of our Ordinary Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Application for Nasdaq Listing

Prior to this Offering, there has been no public market for our Ordinary Shares. We will apply to list our Ordinary Shares on Nasdaq Capital Market under the symbol “MPJS”. There can be no assurance that we will be successful in listing our Ordinary Shares on Nasdaq Capital Market or another national exchange and if such listing is not obtained then this Offering will be terminated.

Electronic Offer, Sale, and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this Offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

138

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our ordinary shares. The underwriters may engage in syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this Offering is in progress.
●	Short sales occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this Offering. In order to cover the resulting short position, the managing underwriter may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.
●	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.
●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or delaying a decline in the market price of our Ordinary Shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our ordinary shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

139

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the Ordinary Shares offered by, or the possession, circulation, or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the ordinary shares in certain countries.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our Ordinary Shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan, the Republic of China

The Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

Notice to Prospective Investors in the BVI

The Ordinary Shares are not being, and may not be offered to the public or to any person in the BVI for purchase or subscription by us or on our behalf. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (as amended) (each a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the BVI.

140

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, that we expect to incur in connection with the sales of Ordinary Shares in this Offering. With the exception of the SEC registration fee, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

US$
SEC registration fee
The Nasdaq Capital Market listing fee
FINRA filing fee
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fee and expenses
Printing expenses
Miscellaneous*
Total

These expenses will be borne by us. Underwriting discounts and the non-accountable expense allowance will be borne by us in proportion to the numbers of Ordinary Shares sold in this Offering.

*	Such miscellaneous represented expected additional professional fee and were not recorded in the financial statements of our Company since it was estimated by our management.

141

LEGAL MATTERS

The validity of our shares underlying our Ordinary Shares and certain other matters of BVI law will be passed upon for us by Appleby. We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to U.S. federal securities and New York State law. Certain legal matters regarding Hong Kong laws will be passed upon for us by TC & Co. and Mr. Jeremy Cheung, barrister-at-law. We are represented by Tian Yuan Law Firm with respect to certain legal matters as to the PRC laws. The underwriter is being represented by Loeb & Loeb LLP with respect to certain legal matters as to United States federal securities and New York State law.

EXPERTS

The consolidated financial statements of MPJS Group Limited as of and for the years ended October 31, 2022 and 2023, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of ARK Pro CPA & Co, an independent registered public accounting firm, given upon their authority as experts in accounting and auditing.

The registered business address of ARK Pro CPA & Co is located at Unit 1602-03, 16/F., Stelux House, 698 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted, and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains a website at http://sec.report that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

142

F-1

MPJS GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	October 31,	April 30,	April 30,
	2023	2024	2024
	HKD	HKD	USD
ASSETS
Current assets:
Cash and cash equivalents	$6,910,583	$5,564,317	$713,374
Accounts receivable, net	5,619,172	424,080	54,369
Inventories, net	29,145,490	32,309,864	4,142,290
Deferred offering costs	2,649,000	5,524,000	708,205
Deposit, prepayments, and other receivables	1,717,287	924,409	118,514
Total current assets	46,041,532	44,746,670	5,736,752

Non-current assets:
Plant and equipment, net	377,744	317,387	40,691
Right-of-use assets, net	2,426,188	2,638,651	338,289
Long-term other assets, net	1,943,224	1,978,298	253,628
Total non-current assets	4,747,156	4,934,336	632,608

TOTAL ASSETS	$50,788,688	$49,681,006	$6,369,360

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,040,950	$-	$-
Accrued liabilities and other payables	9,175,861	3,300,374	423,125
Deposits received	922,072	1,275,453	163,520
Amounts due to shareholders	-	842,869	108,060
Refundable subscription deposits	3,500,000	-	-
Lease liabilities	1,362,314	1,710,355	219,276
Bank borrowings	23,378,930	19,982,118	2,561,810
Income tax payable	756,863	691,845	88,698
Total current liabilities	40,136,990	27,803,014	3,564,489

Long-term liabilities:
Lease liabilities	1,109,458	987,112	126,553
Total long-term liabilities	1,109,458	987,112	126,553

TOTAL LIABILITIES	41,246,448	28,790,126	3,691,042

Commitments and contingencies	-	-	-
Ordinary shares subject to possible redemption, US$1 par value, 0 and 67 shares at redemption value of HK$59,701 (US$7,654), as of October 31, 2023 and April 30, 2024	-	4,000,000	512,821

Shareholders’ equity:
Ordinary shares, US$1 par value, 50,000 shares authorized, 732 and 933 shares issued and outstanding, as of October 31, 2023 and April 30, 2024 (excluding 67 ordinary shares subject to possible redemption)	5,710	7,277	933
Ordinary shares to be issued	6,000,000	-	-
Amounts due from shareholders	(22,902,753)	-	-
Additional paid-in capital	-	11,998,433	1,538,260
Retained earnings	26,439,283	4,885,170	626,304
Total shareholders’ equity	9,542,240	16,890,880	2,165,497

TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY	$50,788,688	$49,681,006	$6,369,360

See accompanying notes to the unaudited condensed consolidated financial statements.

F-2

MPJS GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended April 30,
	2023	2024	2024
	HKD	HKD	USD
Revenues, net
Product sales	$22,971,296	$78,340,006	$10,043,591
Commission income	-	408,918	52,425
	22,971,296	$78,748,924	$10,096,016

Cost of revenue	(16,072,180)	(68,182,120)	(8,741,297)

Gross profit	6,899,116	10,566,804	1,354,719

Operating expenses:
Sales and distribution expenses	(2,697,382)	(2,758,714)	(353,681)
General and administrative expenses	(2,557,422)	(4,419,627)	(566,619)
Professional fee	(77,845)	(947,672)	(121,496)
Total operating expenses	(5,332,649)	(8,126,013)	(1,041,796)

Income from operations	1,566,467	2,440,791	312,923

Other income (expense):
Interest income	1,370	4,851	622
Interest expense	(586,419)	(692,174)	(88,740)
Fair value gain of long-term other assets	24,374	35,074	4,497
Sundry income	2,217	125,919	16,143
Total other expense, net	(558,458)	(526,330)	(67,478)

Income before income taxes	1,008,009	1,914,461	245,445

Income tax expense	(60,267)	(166,684)	(21,370)

NET INCOME	$947,742	$1,747,777	$224,075

Basic and diluted weighted average shares outstanding, ordinary shares subject to possible redemption	-	57	57

Basic and diluted net income per share, ordinary shares subject to possible redemption	-	1,818.71	233.17

Basic and diluted weighted average shares outstanding, ordinary shares not subject to possible redemption	732 *	904	904

Basic and diluted net income per share, ordinary shares not subject to possible redemption	$1,294.73	$1,818.71	$233.17

*The share amounts are presented on a retroactive basis.

See accompanying notes to the unaudited condensed consolidated financial statements.

F-3

MPJS GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Ordinary	Amounts	Additional		Total
	No. of shares	Amount	shares to be issued	due from shareholders	paid-in capital	Retained earnings	shareholders’ equity
		HKD	HKD	HKD	HKD	HKD	HKD

Balance as of November 1, 2022	732	$5,710	$-	$(11,376,679)	$-	$21,390,330	$10,019,361

Advances made to shareholders	-	-	-	(2,222,126)	-	-	(2,222,126)

Net income for the period	-	-	-	-	-	947,742	947,742

Balance as of April 30, 2023	732	$5,710	$-	$(13,598,805)	$-	$22,338,072	$8,744,977

Balance as of November 1, 2023	732	5,710	6,000,000	(22,902,753)	-	26,439,283	9,542,240

Partial proceeds from private placement	-	-	6,500,000	-	-	-	6,500,000

Transfer from refundable subscription deposits	-	-	3,500,000	-	-	-	3,500,000

Shares issued for private placement	268	2,090	(16,000,000)	-	15,997,910	-	-

Allocation to temporary equity at redemption value	(67)	(523)	-	-	(3,999,477)	-	(4,000,000)

Dividend declared	-	-	-	22,902,753	-	(23,301,890)	(399,137)

Net income for the period	-	-	-	-		1,747,777	1,747,777

Balance as of April 30, 2024	933	$7,277	$-	$-	$11,998,433	$4,885,170	$16,890,880

Balance as of April 30, 2024 (USD)	933	$933	$-	$-	$1,538,260	$626,304	$2,165,497

See accompanying notes to the unaudited condensed consolidated financial statements.

F-4

MPJS GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended April 30,
	2023	2024	2024
	HKD	HKD	USD
Cash flows from operating activities:
Net income	$947,742	$1,747,777	$224,075
Adjustments to reconcile net income to net cash used in operating activities
Depreciation of plant and equipment and right-of-use assets	1,235,515	1,051,284	134,780
Non-cash lease expense	67,572	76,105	9,757
Fair value gain of long-term other assets	(24,374)	(35,074)	(4,497)

Change in operating assets and liabilities:
Accounts receivable	(660,527)	5,195,092	666,038
Inventories	(1,937,685)	(3,164,374)	(405,689)
Deposits, prepayments, and other receivables	-	792,878	101,651
Accounts payable	(371,290)	(1,040,950)	(133,455)
Accrued liabilities and other payables	220,435	(5,875,487)	(753,268)
Deposits received	276,526	353,381	45,305
Lease liabilities and right-of-use assets	(1,128,821)	(1,033,234)	(132,466)
Income tax payable	60,267	(65,018)	(8,336)
Net cash used in operating activities	(1,314,640)	(1,997,620)	(256,105)

Cash flows from investing activities:
Purchase of plant and equipment	-	(20,566)	(2,637)
Net cash used in investing activities	-	(20,566)	(2,637)

Cash flows from financing activities:
Advances (to) from shareholders	(2,222,126)	842,869	108,061
Dividends paid to shareholders	-	(399,137)	(51,171)
Proceeds from private placement	-	6,500,000	833,333
Payment of offering costs	-	(2,875,000)	(368,590)
Proceeds from bank borrowings	6,500,000	-	-
Repayment of bank borrowings	(2,436,202)	(3,396,812)	(435,489)
Net cash provided by financing activities	1,841,672	671,920	86,144

Net change in cash and cash equivalent	527,032	(1,346,266)	(172,598)

BEGINNING OF PERIOD	2,296,130	6,910,583	885,972

END OF PERIOD	$2,823,162	$5,564,317	$713,374

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$231,702	$29,705
Cash paid for interest	$586,419	$692,174	$88,740

NON-CASH INVESTING AND FINANCING ACTIVITIES
Special dividend to the shareholders offsetting against amounts due from shareholders	$-	$22,902,753	$2,936,250

See accompanying notes to the unaudited condensed consolidated financial statements.

F-5

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 － BUSINESS OVERVIEW AND BASIS OF PRESENTATION

MPJS Group Limited (“MPJS” or the “Company”) was incorporated in British Virgin Islands on September 20, 2023.

The Company, through its subsidiaries, is principally engaged in the sale and distribution of jewelery products, such as, gold collection, diamond and gemstones, with its design and craftmanship, throughout a network of retail stores under the brand name of “Man Pong” in Hong Kong.

Description of subsidiaries incorporated and controlled by MGL:

Name	Background	Ownership
Man Pong Jewellery Group Company Limited (“MPJ Group”)	● British Virgin Islands company ● Incorporated on April 29, 2019 ● Issued and outstanding 300 ordinary shares, par value of US$1 ● Investment holding company	100% owned by MPJS
Man Pong Jewellery Limited (“MPJ”)	● Hong Kong company ● Incorporated on May 7, 2010 ● Issued and outstanding 15,000 ordinary share for HK$15,000 ● Trading of jewelery	100% owned by MPJ Group
Gosheng Jewellery International Limited (“Gosheng”)	● Hong Kong company ● Incorporated on November 17, 2016 ● Issued and outstanding 10,000 ordinary shares for HK$10,000 ● Trading of jewelery	100% owned by MPJ Group

The Company and its subsidiaries are hereinafter referred to as (“the Company”).

Reorganization

Since September 2023, the Company completed several transactions for the purposes of a group reorganization.

Prior to a group reorganization, MPJ Group was the holding company of a group of companies comprised of MPJ and Gosheng. MPJ Group was substantially controlled by Mr. KF Sze (“Mr. KF Sze”). Upon completion of the reorganization, Mr. KF Sze ultimately owns 80% equity interest of the Company and MPJ Group becomes a directly-owned subsidiary of MPJS.

During the periods presented in these unaudited condensed consolidated financial statements, the control of these entities has been demonstrated by Mr. KF Sze, as a controlling shareholder, as if the reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of MPJS and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

F-6

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying unaudited condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited condensed consolidated financial statements and notes.

●	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended April 30, 2024 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2024. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited combined financial statements and note thereto as of and for the years ended October 31, 2022 and 2023 on Form F-1.

●	Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

●	Principles of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for expected credit losses, allowance for slow-moving inventories, revenue recognition, retirement plan cost, income tax provision, deferred taxes and uncertain tax position.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

F-7

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

●	Convenience Translation

Translations of amounts in the unaudited condensed consolidated balance sheets, statements of operations, and statements of cash flows from Hong Kong Dollar (“HK$” or “HKD”) into United States Dollar (“US$” or “USD”) as of and for the period ended April 30, 2024 are solely for the convenience of the readers and were calculated at the rate of US$ = HK$7.8. No representation is made that the HK$ amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

●	Accounts Receivable

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest and are considered overdue after 30 days from the date of sale invoices. The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances. Delinquent account balances are written off against the allowance for expected credit losses after management has determined that the likelihood of collection is not probable.

As of October 31, 2023 and April 30, 2024, no allowances for expected credit losses are recorded as the Company considers all of the outstanding accounts receivable fully collectible in the foreseeable future.

●	Inventories

Inventories primarily consist of finished goods which are stated at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company takes ownership, risks, and rewards of the products purchased.

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories, and inventory provisions are recorded in the unaudited condensed consolidated statements of operations. The Company did not record the write-down of potentially obsolete inventories or lower of cost or market adjustment for the six months ended April 30, 2023 and 2024.

●	Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”). Such costs are deferred until the closing of the IPO offering, at which time the deferred costs are offset against the offering proceeds. In the event the IPO offering is unsuccessful or aborted, the costs will be expensed.

F-8

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

●	Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold improvement	Over the shorter of 3 years or lease term
Furniture and fixture	5 years
Office and retail equipment	5 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the six months ended April 30, 2023 and 2024.

●	Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Certain portion of the Company’s income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC Topic 606, as follows:

F-9

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company typically enters into sale contract with its customers where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of merchandise. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a point in time when the control of products or services is transferred to customers.

Revenue from product sales is recognized at a point of sale upon customer check-out, whereby the goods are delivered and transferred to customers, being at the point that the customer obtains the control of the goods at the retail counter and the Company has presented the right of payment and collection of the consideration is probable.

The Company only accepts the return of products that are defective or non-conforming due to defects in craftmanship.

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its channels and independent contractors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. In general, the Company controls the products as it has the obligation to (i) fulfil the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

Also, the Company acts as an agent and earns commission income from the trading of gold bars, in which these business activities are considered short-term and non-recurring in nature. The Company recognized the commission income of HK$0 and HK$408,918 (US$52,425) during the six months ended April 30, 2023 and 2024, respectively.

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers as follows:

		Six months ended April 30,
		2023	2024	2024
Types of revenue	Point of recognition	HKD	HKD	USD

Product sales	Point in time	$22,971,296	$78,340,006	$10,043,591
Commission income	Point in time	-	408,918	52,425
Total		$22,971,296	$78,748,924	$10,096,016

The Company has disaggregated its revenue from product sales based on the product category, as follows:

	Six months ended April 30,
	2023	2024	2024
	HKD	HKD	USD
Nature of product:
Gold jewellery	$10,324,576	$68,709,728	$8,808,939
Diamonds jewellery	7,927,703	3,190,010	408,976
Recycled gold	3,156,567	4,450,928	570,632
Others	1,562,450	1,989,340	255,044
Total	$22,971,296	$78,340,006	$10,043,591

●	Cost of Revenues

Cost of revenues, which are directly attributable to the sale of jewelery products at retail stores, primarily consist of purchase costs paid to vendors and craftmanship cost.

F-10

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

●	Leases

The Company adopts ASU 2016-02, “Leases (Topic 842).” for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s real estate leases are classified as operating leases and there was no lease with a duration of twelve months or less.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended April 30, 2023 and 2024, the Company did not have any interest and penalties associated with tax positions. As of October 31, 2023 and April 30, 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Segment Reporting

ASC Topic 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. As the Company’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, thus for the six months ended April 30, 2023 and 2024, the Company has one single business segment operating in Hong Kong.

F-11

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

●	Ordinary Shares Subject To Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”). Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are subject to the occurrence of uncertain future events and considered to be outside of the Company’s control. Accordingly, as of April 30, 2024, 67 ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholder’s equity section of the Company’s unaudited condensed consolidated balance sheets.

●	Net Income Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). In order to determine the net income attributable to both the redeemable shares and non-redeemable shares, the Company first considers its net income allocable to both the redeemable shares and non-redeemable shares, then the Company allocates its net income ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

●	Related Parties

The Company follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments and Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

F-12

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, deposit, prepayments and other receivables, accounts payable, accrued liabilities and other payables, amounts due to related parties, and bank borrowings approximate at their fair values because of the short-term nature of these financial instruments.

The following table presents information about the Company’s financial assets and liabilities that were measured at fair value on a recurring basis as of October 31, 2023 and April 30, 2024, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	October 31,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
	HKD	HKD	HKD	HKD
Assets:
Cash surrender value of life insurance policies	$1,943,224	$-	$1,943,224	$-

	April 30,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2024	(Level 1)	(Level 2)	(Level 3)
	HKD	HKD	HKD	HKD
Assets:
Cash surrender value of life insurance policies	$1,978,298	$-	$1,978,298	$-

F-13

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Cash surrender value of life insurance policies is classified as Level 2. The value was determined by the underwriting insurance company’s valuation models, which take into account the passage of time, mortality tables, interest rates, cash values for paid-up additions and dividend accumulations. The cash surrender value represents the guaranteed value the Company would receive upon surrender of the insurance policies held on the director of the Company as of October 31, 2023 and April 30, 2024. The cash surrender value of life insurance is included in long-term other assets on the consolidated balance sheets.

●	Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In June 2017, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. In November 2019, the FASB issued ASU 2019-10 which defers the effective dates for the credit losses, derivatives and lease standards for certain companies. The deferred effective date for credit losses is April 1, 2023 for calendar-year end companies which are “smaller reporting companies”, non-SEC filers and all other companies including not-for-profit companies and employee benefit plans. The deferral for the derivatives and lease standards is only applicable to the companies which are not public business entities. The Company is still evaluating the impact of the accounting standard of credit losses on the Company’s unaudited condensed consolidated financial statements and related disclosures.

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements (“ASU 2023-01”) that is intended to improve the guidance for applying Topic 842 to arrangements between entities under common control. This ASU requires all entities (that is, including public companies) to amortize leasehold improvements associated with common control leases over the useful life to the common control group. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The Company is currently evaluating the potential impact of ASU 2023-01 on its unaudited condensed consolidated financial statements.

In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification. This update will improve disclosure and presentation requirements of a variety of topics and align the requirements in the FASB codification with the SEC’s regulations. The Company is currently evaluating the potential effect of this ASU on its combined financial statements, but does not expect the impact to be material.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The disclosures requirements included in ASU 2023-07 are required for all public entities, including those with a single reportable segment. ASU 2023-07 is effective for annual periods beginning after December 15, 2024, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-07 on its unaudited condensed consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the potential impact of the adoption of ASU 2023-09 on its unaudited condensed consolidated financial statements.

F-14

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of the adoption of ASU 2024-02 on its unaudited condensed consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the unaudited condensed consolidated balance sheets, statements of operations and cash flows.

NOTE 3 － ACCOUNTS RECEIVABLE

	As of
	October 31, 2023	April 30, 2024	April 30, 2024
	HKD	HKD	USD

Accounts receivable	$5,619,172	$424,080	$54,369
Less: impairment loss	-	-	-
Accounts receivable, net	$5,619,172	$424,080	$54,369

For the six months ended April 30, 2023 and 2024, the Company had no provision for the allowance of expected credit losses. The Company has not experienced any significant bad debt or write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for expected credit losses, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

NOTE 4 － INVENTORIES

Inventories, net comprised of the followings:

	As of
	October 31, 2023	April 30, 2024	April 30, 2024
	HKD	HKD	USD

Goods for merchandized sales	$28,014,552	$31,209,519	$4,001,220
Goods consigned for sub-contracting	1,130,938	1,100,345	141,070

	$29,145,490	$32,309,864	$4,142,290

For the six months ended April 30, 2023 and 2024, the Company did not recognize the write-down of potentially obsolete inventories or lower of cost or market adjustment.

F-15

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 － PLANT AND EQUIPMENT

Plant and equipment consisted of the following:

	As of
	October 31, 2023	April 30, 2024	April 30, 2024
	HKD	HKD	USD
As cost:
Leasehold improvement	$1,820,445	$1,820,445	$233,390
Furniture and fixture	300,000	300,000	38,462
Office and retail equipment	588,764	609,330	78,119
	2,709,209	2,729,775	349,971
Less: accumulated depreciation	(2,331,465)	(2,412,388)	(309,280)
Plant and equipment, net	$377,744	$317,387	$40,691

Depreciation expense for the six months ended April 30, 2023 and 2024 were HK$156,876 and HK$80,923 (US$10,375), respectively.

NOTE 6 － LONG-TERM OTHER ASSETS

The Company purchased two life insurance policies for the director of the Company, Mr. KF Sze, with Man Pong Jewellery Limited as the beneficiary and policy holder. The aggregate of the insured sum of these life insurance policies is US$1,100,000 (approximately HK$8,580,000). The Company can terminate the policies at any time and receive cash back based on the net cash surrender value of the policies at the date of withdrawal, which is determined by the single premium payment plus accumulated interest earned and minus the accumulated insurance charge and policy expense charge (“Cash Value”). In addition, if withdrawal is made within a specific number of years, there is a specified amount of surrender charge. The insurance company will pay the Company a specific rate of interest per annum on the outstanding Cash Value of the policies.

The insurance contracts including both investment and insurance elements, are initially recognized at the amount of the premium paid and subsequently carried at the amount that could be realized under the insurance contracts (cash surrender value) at the end of each reporting period, with the changes recognized in other income (expense) in the unaudited combined consolidated statements of operations.

The life insurance policy is pledged to secure bank borrowings granted to the Company.

During the six months ended April 30, 2023 and 2024, the changes in carrying value of the insurance policy is summarized as follows:

	As of
	October 31, 2023	April 30, 2024	April 30, 2024
	HKD	HKD	USD

Balance at beginning of period	$1,893,400	$1,943,224	$249,131
Change in fair value	49,824	35,074	4,497
Balance at end of period	$1,943,224	$1,978,298	$253,628

The Company intends to hold all the investments until their maturities.

F-16

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 － LEASES

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

The Company entered into commercial operating leases with various third parties for the use of office facility and retail stores in Hong Kong. These leases have original terms exceeding 1 year, but not more than 3 years. These operating leases are included in “Right-of-use Assets” on the balance sheet and represent the Company’s right to use the underlying assets during the lease term. The Company’s obligation to make lease payments are included in “Lease liabilities” on the balance sheet.

Supplemental balance sheet information related to operating leases was as follows:

	As of
	October 31, 2023	April 30, 2024	April 30, 2024
	HKD	HKD	USD
Operating lease:
Right-of-use assets, net	$2,426,188	$2,638,651	$338,289

Lease liabilities:
Current lease liabilities	$1,362,314	$1,710,355	$219,276
Non-current lease liabilities	1,109,458	987,112	126,553
Total lease liabilities	$2,471,772	$2,697,467	$345,829

Operating lease payment for the six months ended April 30, 2023 and 2024 was HK$1,128,821 and HK$1,033,234 (US$132,466), respectively.

Other supplemental information about the Company’s operating lease as of October 31, 2023 and April 30, 2024,

	October 31, 2023	April 30, 2024
Weighted average discount rate	5%	5%
Weighted average remaining lease term (years)	0.12-2.75	0.42-2.25

Operating lease commitments:

The following table summarizes the future minimum lease payments due under the Company’s operating leases for the next two years, as of April 30, 2024:

For the year ending October 31,	HKD	USD

2024 (remaining 6 months)	$964,570	$123,663
2025	1,502,250	192,596
2026	348,000	44,615
Total minimum lease payments	2,814,820	360,874
Less: imputed interest	(117,353)	(15,045)
Future minimum lease payments	$2,697,467	$345,829

F-17

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 － BANK BORROWINGS

Bank borrowings comprised of the followings:

				As of
				October 31, 2023	April 30, 2024	April 30, 2024
Bank	Maturity date	Interest rate	Guarantee	HKD	HKD	USD

Hang Seng Bank #	October 18, 2024	5.13%-5.88%	(a) and (d)	$2,653,562	$-	$-
Hang Seng Bank	August 19, 2032	2.75%-3.63%	(a), (b) and (c)	4,446,469	4,087,414	524,027
Fubon Bank (Hong Kong) Limited	August 15, 2024	5%	(a), (b) and (c)	5,500,000	5,500,000	705,128
Fubon Bank (Hong Kong) Limited	August 26, 2024	3.75%	(a) and (b)	1,500,000	1,500,000	192,308
OCBC Wing Hang Bank Limited	February 18, 2027	5.50%	(a) and (c)	2,778,899	2,394,704	307,014
ZA Bank Limited	June 27, 2024	6.72%-8.38%	(a) and (c)	6,500,000	6,500,000	833,333
Total:				$23,378,930	$19,982,118	$2,561,810

The Company obtained certain loans from financial institutions in Hong Kong, in the aggregate principal amount of up to HK$19,982,118 (US$2,561,810). These loans bear annual interest at the bank prevailing rates ranging from 2.75% to 8.38%. The Company is subject to various financial covenants under certain loan agreements, which include repayment on-demand clause and net worth requirements. Hence, all of bank borrowings are reclassified as “current liabilities”.

Interest related to the bank borrowings was HK$518,743 and HK$607,575 (US$77,894) for the six months ended April 30, 2023 and 2024, respectively.

These banking facilities are guaranteed and secured, details of which are set out as follows:-

(a)	unlimited personal guaranteed by Mr. KF Sze, the director of the Company

(b)	unlimited personal guaranteed by Mr. KF Sze’s spouse

(c)	guaranteed by HKMC Insurance Limited under the Hong Kong SME Financing Guarantee Scheme, launched by The Hong Kong Mortgage Corporation Limited

(d)	an insured sum of US$1,100,000 under a life insurance policy for the Company’s director, Mr. KF Sze

# As of October 31, 2023, the Company was not fully compiled with certain financial covenants pursuant to the facility letter issued by Hang Seng Bank. For the six months ended April 30, 2024, the Company fully repaid such bank loan of HK$2,653,562 to Hang Seng Bank.

NOTE 9 －ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION

On October 7, 2023, the Company entered into subscription agreements with four (4) accredited investors for the aggregate amount of HK$16,000,000 (US$2,052,014), in exchange for the new issue of 268 ordinary shares in total (see Note 10). Among one of these four subscription agreements, the Company agreed to irrevocably grant an option to one accredited investor. This subscription agreement contained a put option clause, in which non-controlling shareholder was entitled to exercise the option to sell all subscribed shares at a pre-agreed price to the Company in the event of non-occurrence of success of the qualified IPO within 24 months, from the closing date.

The Company accounts for its ordinary shares subject to possible redemption under ASC 480. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain event not solely within the Company’s control) are classified as temporary equity. The Company’s ordinary shares feature certain redemption rights that are subject to the occurrence of uncertain future event and considered to be outside of the Company’s control. Accordingly, at October 31, 2023 and April 30, 2024, 0 and 67 ordinary shares subject to possible redemption, respectively, are presented as temporary equity, outside of the shareholders’ equity section of the Company’s unaudited condensed consolidated balance sheets.

	As of
	October 31, 2023	April 30, 2024

Total ordinary shares issued	732	1,000
Shares issued classified as equity	(732)	(933)
Ordinary shares subject to possible redemption	-	67

F-18

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 － SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of the British Virgin Islands on September 20, 2023, with the authority to issue one class of ordinary shares. At the date of incorporation, the total number of ordinary shares which the Company is authorized to issue up to 50,000 ordinary shares, at US$1 par value.

Special Dividend

On November 9, 2023, the Company declared a special dividend in the amount of HK$23,301,890 to its shareholders.

Private Placement

On October 7, 2023, the Company entered into subscription agreements with four (4) accredited investors for the aggregate amount of HK$16,000,000 (US$2,052,014), in exchange for the new issue of 268 ordinary shares in total. The Company received the refundable deposit of HK$3,500,000 from one accredited investor, which is recorded as current liability. The issuance of shares under the subscription agreement is contingent upon satisfying certain precedent conditions. Additionally, the investor holds the right to exercise put option, enabling the investor to sell the shares back to the Company at the original purchase price. This option is exercisable if the Company fails to list its shares on a qualified stock exchange, as specified in the agreements, within a two-year period from the completion date set forth hereto.

Concurrently, the Company received partial proceeds of HK$6,000,000 from the other three accredited investors, which are presented as shares to be issued under equity section as of October 31, 2023.

Subsequently, in November 2023, the Company received the remaining proceeds of HK$6,500,000 under subscription agreements and consummated the private placement with these four (4) accredited investors. On November 27, 2023, the Company issued 268 shares of new ordinary shares to these four (4) accredited investors.

67 ordinary shares are subject to possible redemption under subscription agreement and reclassified as temporary equity at the redemption value (see Note 9).

As of October 31, 2023 and April 30, 2024, there were 732 and 933 ordinary shares issued and outstanding.

Amounts Due From Shareholders

The Company’s amounts from the shareholders as of October 31, 2023 represented the temporary advances made by the Company. These receivables were unsecured, interest-free and due on demand. Amounts from the shareholder is presented as a reduction of the shareholder’s equity pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G. These amounts were settled by offsetting against the subsequent special dividend distributed in March 2024.

F-19

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 － NET INCOME PER SHARE

	Six months ended April 30,
	2023	2024	2024
	HKD	HKD	USD
Numerator:
Net income attributable to the Company’s shareholders	$947,742	$1,747,777	$224,075

Denominator:
Weighted average ordinary shares outstanding
Basic and diluted *- subject to possible redemption	-	57	57
Basic and diluted *- not subject to possible redemption	732	904	904

Net income per share
Basic and diluted – subject to possible redemption	$-	$1,818.71	$233.17
Basic and diluted – not subject to possible redemption	$1,294.73	$1,818.71	$233.17

*The share amounts are presented on a retroactive basis.

NOTE 12 － INCOME TAX EXPENSE

The provision for income tax expense consisted of the following:

	Six months ended April 30,
	2023	2024	2024
	HKD	HKD	USD

Current income tax expense	$60,267	$166,684	$21,370
Deferred income tax expense	-	-	-

Income tax expense	$60,267	$166,684	$21,370

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company mainly operates in Hong Kong that is subject to taxes in the jurisdictions in which it operates, as follows:

British Virgin Islands

MPJS and MPJ Group are incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

MPJ and Gosheng operating in Hong Kong are subject to the Hong Kong profits tax at the two-tiered income tax rates ranging from 8.25% to 16.5% on the assessable income arising in Hong Kong during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income before income tax expense for the six months ended April 30, 2023 and 2024 are as follows:

	Six months ended April 30,
	2023	2024	2024
	HKD	HKD	USD

Income before income taxes	$1,075,249	$1,914,461	$245,445
Statutory income tax rate	16.50%	16.50%	16.50%
Income tax expense at statutory rate	177,416	315,886	40,498
Tax holiday	(70,817)	(184,848)	(23,698)
Income not subject to taxes	(4,247)	(6,588)	(844)
Expenses not subject to tax deduction	-	7,794	999
Temporary difference not subject to taxes	24,607	5,600	718
Net operating loss	(66,692)	28,840	3,697
Income tax expense	$60,267	$166,684	$21,370

F-20

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of October 31, 2023 and April 30, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended April 30, 2023 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from April 30, 2024.

NOTE 13 － RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties

Name	Relationship with the Company
Mr. Sze Kam Fuk (“Mr. KF Sze”)	Director and shareholder of the Company
Mrs. Sze Kam Luen	Spouse of Mr. KF Sze
MPJS Investment Co., Ltd.	Entity controlled by common shareholders and the controlling shareholder

Related party balances consisted of the following:

		As of
		October 31, 2023	April 30, 2024	April 30, 2024
Name	Nature	HKD	HKD	USD

MPJS Investment Co., Ltd.	Amount due from a shareholder (1)	$1,137	$1,137	$146
Mr. KF Sze	Amount due from (to) a shareholder (2)	$22,901,616	$(844,006)	$(108,206)

(1)	As of October 31, 2023 and April 30, 2024, the balance due from a shareholder represented the unpaid share capital from shareholders for group re-organization.

(2)	As of October 31, 2023, the balance due from a shareholder mainly represented temporary advances made to Mr. KF Sze for non-trade purpose. The amount was unsecured and interest-free. The receivable balance was subsequently settled by offsetting against the special dividend declared on November 9, 2023. As of April 30, 2024, the balances due to a shareholder was unsecured, interest-free and repayable on demand.

For the six months ended April 30, 2023 and 2024, the director of the Company, Mr. Sze and his spouse provided the personal guarantees under banking facilities at no fee charge. (see Note 8)

On November 9, 2023, the Company declared a special dividend in the amount of HK$23,301,890 to its shareholders.

On November 15, 2023, the Company entered into a lease agreement with the Company’s shareholder and director, Mr. KF Sze with a monthly charge of HK$20,000 (US$2,564) to lease a property from Mr. KF Sze for use of our office for a one-year term from December 1, 2023 to November 30, 2024.

Apart from the transactions and balances detailed above and elsewhere in these accompanying unaudited condensed consolidated financial statements, the Company has no other significant or material related party transactions during the periods presented.

F-21

MPJS GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 － CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended April 30, 2023 and 2024, an individual customer who accounted for 10% or more of the Company’s revenue and its outstanding receivable balances at period-end dates, is presented as follows:

	2023		2024
Customer	Percentage of revenue	Accounts receivable	Percentage of revenue	Accounts receivable
		HKD		HKD
Customer A	13.74%	$3,200	5.65%	$-

The customer is located in Hong Kong.

(b)	Major vendors

For the six months ended April 30, 2023 and 2024, an individual vendor who accounted for 10% or more of the Company’s direct cost and its outstanding payable balances at period-end dates, is presented as follows:

	2023		2024
Vendor	Percentage of direct cost	Accounts payable	Percentage of direct cost	Accounts payable
		HKD		HKD
Vendor A	65.91%	$-	26.40%	$-
Vendor B	-	$-	54.48%	$-

The vendors are located in Hong Kong.

(c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions in Hong Kong, the composition and maturities of which are regularly monitored by the management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (US$102,564) if the bank in Hong Kong with which an individual/a company hold its eligible deposit fails.

As of April 30, 2024, cash and cash equivalents of HK$5.6 million (US$0.7 million) are maintained at financial institutions in Hong Kong, which is subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for expected credit losses.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk primarily relates to the variable-rate bank borrowings and is mainly concentrated on the fluctuation of Hong Kong Prime Rate and HIBOR arising from the Company’s bank borrowings. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

The Company is also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at the prevailing market rates and variable-rate bank borrowings.

(e)	Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

NOTE 15 － COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

Apart from the disclosure as detailed above and elsewhere in these accompanying unaudited condensed consolidated financial statements, as of April 30, 2024, the Company did not have any significant commitments and contingencies involved.

NOTE 16 － SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the unaudited condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after April 30, 2024, up to the date that the unaudited condensed consolidated financial statements were available to be issued.

F-22

F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: the Board of Directors and Shareholders of

MPJS Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MPJS Group Limited (“the Company”) as of October 31, 2023 and 2022 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the two years in the period ended October 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two years in the period ended October 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ ARK Pro CPA & Co
ARK Pro CPA & Co (Formerly HKCM CPA & Co.)
We have served as the Company’s auditor since 2023.

Hong Kong, China

April 30, 2024

PCAOB Firm ID: 3299

F-24

MPJS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	As of October 31,
	2022	2023	2023
	HKD	HKD	USD
ASSETS
Current assets:
Cash and cash equivalents	$2,296,130	$6,910,583	$885,972
Accounts receivable, net	47,520	5,619,172	720,407
Inventories, net	27,601,637	29,145,490	3,736,601
Income tax receivable	7,523	-	-
Deferred offering costs	-	2,649,000	339,615
Deposit, prepayments, and other receivables	835,250	1,717,287	220,165
Total current assets	30,788,060	46,041,532	5,902,760

Non-current assets:
Plant and equipment, net	437,612	377,744	48,429
Right-of-use assets, net	3,107,818	2,426,188	311,050
Long-term other assets, net	1,893,400	1,943,224	249,131
Total non-current assets	5,438,830	4,747,156	608,610

TOTAL ASSETS	$36,226,890	$50,788,688	$6,511,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$371,290	$1,040,950	$133,455
Accrued liabilities and other payables	762,227	9,175,861	1,176,392
Deposits received	223,418	922,072	118,214
Refundable subscription deposits	-	3,500,000	448,718
Lease liabilities	1,940,948	1,362,314	174,656
Bank borrowings	21,707,358	23,378,930	2,997,299
Income tax payable	-	756,863	97,034
Total current liabilities	25,005,241	40,136,990	5,145,768

Long-term liabilities:
Lease liabilities	1,202,288	1,109,458	142,238
Total long-term liabilities	1,202,288	1,109,458	142,238

TOTAL LIABILITIES	26,207,529	41,246,448	5,288,006

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary share, US$1 par value, 50,000 shares authorized, 732 shares issued and outstanding as of October 31, 2022 * and 2023	5,710	5,710	732
Ordinary shares to be issued	-	6,000,000	769,231
Amounts due from shareholders	(11,376,679)	(22,902,753)	(2,936,251)
Retained earnings	21,390,330	26,439,283	3,389,652
Total shareholders’ equity	10,019,361	9,542,240	1,223,364

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$36,226,890	$50,788,688	$6,511,370

* The shares amounts are presented on a retroactive basis.

See accompanying notes to the consolidated financial statements.

F-25

MPJS GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended October 31,
	2022	2023	2023
	HKD	HKD	USD
Revenues, net
Product sales	$60,775,011	$66,418,830	$8,515,235
Commission income	-	5,225,475	669,933
	60,775,011	71,644,305	9,185,168

Cost of revenue	(50,413,273)	(53,228,476)	(6,824,164)

Gross profit	10,361,738	18,415,829	2,361,004

Operating expenses:
Sales and distribution expenses	(5,403,712)	(5,305,987)	(680,254)
General and administrative expenses	(4,306,936)	(6,006,889)	(770,115)
Professional fee	(166,495)	(102,271)	(13,112)
Total operating expenses	(9,877,143)	(11,415,147)	(1,463,481)

Income from operations	484,595	7,000,682	897,523

Other income (expense):
Interest income	1,144	4,854	622
Interest expense	(824,896)	(1,321,061)	(169,367)
Government subsidies	540,000	-	-
Fair value gain of long-term other assets	72,630	49,824	6,388
Loss on disposal of plant and equipment	(357,714)	-	-
Sundry income	41,797	10,274	1,317
Total other expense, net	(527,039)	(1,256,109)	(161,040)

(Loss) income before income taxes	(42,444)	5,744,573	736,483

Income tax credit (expense)	1,327	(695,620)	(89,182)

NET (LOSS) INCOME	$(41,117)	$5,048,953	$647,301

Weighted average number of ordinary shares:
Basic and diluted *	732	732	732

NET (LOSS) INCOME PER SHARE BASIC AND DILUTED	$(56.17)	$6,897.48	$884.29

* The shares amounts are presented on a retroactive basis.

See accompanying notes to the consolidated financial statements.

F-26

MPJS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Ordinary	Amounts		Total
	No. of shares *	Amount	shares to be issued	due from shareholders	Retained earnings	shareholders’ equity
		HKD	HKD	HKD	HKD	HKD

Balance as of November 1, 2021	732	$5,710	$-	$(6,158,012)	$21,431,447	$15,279,145

Advances made to shareholders	-	-	-	(5,218,667)	-	(5,218,667)

Net loss for the year	-	-	-	-	(41,117)	(41,117)

Balance as of October 31, 2022	732	5,710	-	(11,376,679)	21,390,330	10,019,361

Partial proceeds from private placement	-	-	6,000,000	-	-	6,000,000

Advances made to shareholders	-	-	-	(11,526,074)	-	(11,526,074)

Net income for the year	-	-	-	-	5,048,953	5,048,953

Balance as of October 31, 2023	732	$5,710	$6,000,000	$(22,902,753)	$26,439,283	$9,542,240

Balance as of October 31, 2023 (USD)	732	$732	$769,231	$(2,936,251)	$3,389,652	$1,223,364

* The shares amounts are presented on a retroactive basis.

See accompanying notes to the consolidated financial statements.

F-27

MPJS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended October 31,
	2022	2023	2023
	HKD	HKD	USD
Cash flows from operating activities:
Net (loss) income	$(41,117)	$5,048,953	$647,302
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation of plant and equipment	2,621,262	2,305,875	295,625
Non-cash lease expense	138,701	124,178	15,920
Fair value gain of long-term other assets	(72,630)	(49,824)	(6,388)
Loss on disposal of plant and equipment	357,714	-	-

Change in operating assets and liabilities:
Accounts receivable	(47,520)	(5,571,652)	(714,313)
Inventories	(3,641,954)	(1,543,853)	(197,930)
Deposits, prepayments, and other receivables	(88,037)	(882,037)	(113,082)
Accounts payable	(240,781)	669,660	85,854
Accrued liabilities and other payables	111,692	8,413,634	1,078,671
Deposits received	(323,849)	698,654	89,571
Right-of-use assets and lease liabilities	(2,383,846)	(2,149,219)	(275,541)
Income tax payable	28,392	764,386	97,998
Net cash (used in) provided by operating activities	(3,581,973)	7,828,755	1,003,687

Cash flows from investing activities:
Purchase of plant and equipment	-	(210,800)	(27,026)
Net cash used in investing activities	-	(210,800)	(27,026)

Cash flows from financing activities:
Advances to shareholders	(5,218,667)	(11,526,074)	(1,477,702)
Proceeds from refundable deposits	-	3,500,000	448,718
Proceeds from private placement	-	6,000,000	769,231
Payment of offering cost	-	(2,649,000)	(339,615)
Proceeds from bank borrowings	14,000,000	6,500,000	833,333
Repayment of bank borrowings	(5,107,788)	(4,828,428)	(619,029)
Net cash provided by (used in) financing activities	3,673,545	(3,003,502)	(385,064)

Net change in cash and cash equivalent	91,572	4,614,453	591,597

BEGINNING OF YEAR	2,204,558	2,296,130	294,375

END OF YEAR	$2,296,130	$6,910,583	$885,972

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash refunded for income taxes	$(49,719)	$(68,766)	$(8,816)
Cash paid for interest	$686,195	$1,196,883	$153,447

See accompanying notes to the consolidated financial statements.

F-28

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 － BUSINESS OVERVIEW

MPJS Group Limited (“MPJS” or the “Company”) was incorporated in British Virgin Islands on September 20, 2023.

The Company, through its subsidiaries, is principally engaged in the sale and distribution of jewelry products, such as, gold collection, diamond and gemstones, with its design and craftmanship, throughout a network of retail stores under the brand name of “Man Pong” in Hong Kong.

Organization and Reorganization

In May 2010, MPJ was incorporated under the laws of Hong Kong, mainly focusing on the retail of gold jewelry, gem-set jewelry and gold ornaments in Hong Kong.

In November 2016, Gosheng was incorporated under the laws of Hong Kong, mainly engaging both in the retail and wholesale of jewelry in Hong Kong. At its incorporation, Gosheng allotted and issued 10,000 shares, representing the entire issued shares of Gosheng, to MPJ, making it a wholly-owned subsidiary of MPJ.

In April 2019, MPJ Group was incorporated with limited liability under the laws of the BVI. It was incorporated to serve as an intermediate holding company. On the same day, 80, 10 and 10 subscriber shares of MPJ Group, fully paid, were allotted and issued to Mr. KF Sze, Ms. SL Sze and Ms. MM Sze, respectively. In June 2019, MPJ transferred the entire issued share capital of Gosheng to MPJ Group and Gosheng became a wholly-owned subsidiary of MPJ. In July 2019, the entire issued share capital of MPJ was transferred to MPJ Group and both MPJ and Gosheng became wholly-owned subsidiaries of MPJ Group.

In September 2023, MPJS Investment was incorporated under the laws of BVI under the Companies Act as an exempted company with limited liability. At the time of incorporation, MPJS Investment allotted and issued 80 shares to Mr. KF Sze, 10 shares to Ms. SL Sze, and 10 shares to Ms. MM Sze, representing the entire issued shares of MPJS Investment.

In September 2023, MPJS was incorporated under the laws of BVI under the Companies Act as an exempted company with limited liability. At the time of incorporation, MPJS allotted and issued 732 shares, representing the entire issued shares of MPJS, to MPJS Investment and MPJS thus became a wholly-owned subsidiary of MPJS Investment.

In October 2023, MPJS acquired the entire share capital of MPJ Group from Mr. KF Sze, Ms. SL Sze and Ms. MM Sze, and MPJS became the holding company of the businesses. The holding company has no material operation of its own, and we conduct operations through the Operating Subsidiaries, namely MPJ and Gosheng in Hong Kong.

Upon the completion of Reorganization, Mr. KF Sze ultimately owned 58.56% equity interest of the Company, as a major shareholder.

In November 2023, MPJS allotted and issued 67 shares to each of GPD Investment Company Limited, Mr. Tse Kin Man, Ms. Sze Kam Ting and Ms. Yung Lai Ying, respectively.

Since September 2023, the Company completed several transactions for the purposes of a group reorganization.

Prior to a group reorganization, MPJ Group was the holding company of a group of companies comprised of MPJ and Gosheng. MPJ Group was substantially controlled by Mr. KF Sze (“Mr. KF Sze”). Upon completion of the reorganization, Mr. KF Sze ultimately owns 80% equity interest of the Company and MPJ Group becomes a directly-owned subsidiary of MPJS.

During the years presented in these consolidated financial statements, the control of these entities has been demonstrated by Mr. KF Sze, as a controlling shareholder, as if the reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of MPJS and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

F-29

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Upon the Reorganization and as at the date of this report, details of the subsidiary companies are as follows:

Name of subsidiary	Background	Ownership
Man Pong Jewellery Group Company Limited (“MPJ Group”)	● British Virgin Islands company ● Incorporated on April 29, 2019 ● Issued and outstanding 300 ordinary shares, par value of US$1 ● Investment holding company	100% owned by MPJS
Man Pong Jewellery Limited (“MPJ”)	● Hong Kong company ● Incorporated on May 7, 2010 ● Issued and outstanding 15,000 ordinary share for HK$15,000 ● Trading of jewelry	100% owned by MPJ Group
Gosheng Jewellery International Limited (“Gosheng”)	● Hong Kong company ● Incorporated on November 17, 2016 ● Issued and outstanding 10,000 ordinary shares for HK$10,000 ● Trading of jewelry	100% owned by MPJ Group

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

●	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

●	Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

F-30

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

●	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for doubtful accounts, allowance for slow-moving inventories, revenue recognition, retirement plan cost, leases, income tax provision, deferred taxes and uncertain tax position.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Convenience Translation

Translations of amounts in the consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows from Hong Kong Dollar (“HK$” or “HKD”) into United States Dollar (“US$” or “USD”) as of and for the year ended October 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$ = HK$7.8. No representation is made that the HK$ amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

●	Accounts Receivable

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest and are considered overdue after 30 days from the date of sale invoices. The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

As of October 31, 2022 and 2023, no allowances for doubtful accounts are recorded as the Company considers all of the outstanding accounts receivable fully collectible in the foreseeable future.

F-31

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	Inventories

Inventories primarily consist of raw materials, goods consigned for subcontracting and finished goods which are stated at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company takes ownership, risks, and rewards of the products purchased.

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories, and inventory provisions are recorded in the consolidated statements of operations and comprehensive income. No inventory provision is made by the Company for the years ended October 31, 2022 and 2023.

●	Deferred Offering Costs

Deferred offering costs consist principally of the direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”). Such costs are deferred until the closing of the IPO offering, at which time the deferred costs are offset against the offering proceeds. In the event the IPO offering is unsuccessful or aborted, the costs will be expensed.

●	Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold improvement	Shorter of 5 years or lease term
Furniture and fixture	5 years
Office and retail equipment	5 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the years ended October 31, 2022 and 2023.

●	Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

F-32

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Certain portion of the Company’s income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC Topic 606, as follows:

The Company typically enters into sale contract with its customers where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, or other incentive and no right of return exists on sales of merchandise. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a point in time when the control of products or services is transferred to customers.

Revenue from product sales is recognized at a point of sale upon customer check-out, whereby the goods are delivered and transferred to customers, being at the point that the customer obtains the control of the goods at the retail counter and the Company has presented the right of payment and collection of the consideration is probable.

The Company only accepts the return of products that are defective or non-conforming due to defects in craftmanship.

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its channels and independent contractors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. In general, the Company controls the products as it has the obligation to (i) fulfil the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

However, during the year ended October 31, 2023, the Company, as an agent, earns commission income from the trading of gold bars, in which these business activities are considered short-term and non-recurring in nature.

F-33

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers as follows:

		For the years ended October 31,
		2022	2023	2023
Types of revenue	Point of recognition	HKD	HKD	USD

Product sales	Point in time	$60,775,011	$66,418,830	$8,515,235
Commission income	Point in time	-	5,225,475	669,933
Total		$60,775,011	$71,644,305	$9,185,168

The Company has disaggregated its revenue from product sales based on the product category, as follows:

	For the years ended October 31,
	2022	2023	2023
	HKD	HKD	USD
Nature of product:
Pure gold products	$23,542,223	$45,185,868	$5,793,061
Diamonds jewelry	24,499,204	12,670,514	1,624,425
Recycled gold	4,677,836	5,631,445	721,980
Others	8,055,748	2,931,003	375,769
Total	$60,775,011	$66,418,830	$8,515,235

●	Cost of Revenues

Cost of revenues, which are directly attributable to the sale of jewellery products at retail stores, primarily consist of purchase costs paid to vendors and craftmanship cost.

●	Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs for the years ended October 31, 2022 and 2023 were HK$40,627 and HK$63,583 (US$8,152), respectively.

●	Government Assistance

Government assistance is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government assistance but the conditions attached to the grants have not been fulfilled, such government assistance is deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the years ended October 31, 2022 and 2023, the Company received aggregated government assistances of HK$540,000 and HK$0 (US$0), respectively from the Employment Support Scheme in Hong Kong. The government assistances are recognized as government subsidy income in the consolidated statements of operations and comprehensive income.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operations as the related employee service are provided.

The Company also recognizes long service payments to be made by the Company to its employees upon the termination of services as a defined benefit plan under post-employment benefits. The cost of providing benefits is measured using projected unit credit method with actuarial valuations to determine its present value and service cost. When the calculation results in a benefit to the Company, the recognized assets limited to lower of the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan and the asset ceiling. The net defined benefit liabilities recognized in the statement of financial position represent the present value of the obligation under defined benefit plan minus the fair value of plan assets. The Company carried out comprehensive actuarial valuation at the end of reporting period. The remeasurement of the net defined benefit liabilities during a period are recognized as cost of defined benefit plan during the period.

●	Leases

The Company adopts ASU 2016-02, “Leases (Topic 842).” for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

F-34

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s real estate leases are classified as operating leases and there was no lease with a duration of twelve months or less.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the years ended October 31, 2022 and 2023, the Company did not have any interest and penalties associated with tax positions. As of October 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Segment Reporting

ASC Topic 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. As the Company’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, thus for the years ended October 31, 2022 and 2023, the Company has one single business segment operating in Hong Kong.

●	Net Income Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

F-35

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	Related Parties

The Company follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments and Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

F-36

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, deposit, prepayments and other receivables, accounts payable, accrued liabilities and other payables, deposits received, refundable subscription deposits, amounts due to shareholders, bank borrowings and income tax payable approximate at their fair values because of the short-term nature of these financial instruments.

The following table presents information about the Company’s financial assets and liabilities that were measured at fair value on a recurring basis as of October 31, 2022 and 2023, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	October 31,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
	HKD	HKD	HKD	HKD
Assets:
Cash surrender value of life insurance policies	$1,893,400	$-	$1,893,400	$-

	October 31,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
	HKD	HKD	HKD	HKD
Assets:
Cash surrender value of life insurance policies	$1,943,224	$-	$1,943,224	$-

Cash surrender value of life insurance policies is classified as Level 2. The value was determined by the underwriting insurance company’s valuation models, which take into account the passage of time, mortality tables, interest rates, cash values for paid-up additions and dividend accumulations. The cash surrender value represents the guaranteed value the Company would receive upon surrender of the insurance policies held by the Company as of October 31, 2022 and 2023. The cash surrender value of life insurance is included in long-term other assets on the consolidated balance sheets.

Subsequently, upon the satisfaction of precedent condition, the Company is committed to an accredited investor with put option liability under the subscription agreement, whereas the accredited investor has the right to sell back its shares to the Company at the same price, in the event of non-occurrence of the successful qualified IPO within the certain period.

●	Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

F-37

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments — Credit Losses (Topic 326). The new standard amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. In February 2020, the FASB issued ASU 2020-02, Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) — Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyses financial instruments, but it does not anticipate a material impact on the results of operations. The Company has adopted this new standard on its consolidated financial statements. for the year ended October 31, 2023.

In June 2023, the FASB issued Accounting Standards Update (ASU) No. 2022-03 Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. These amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. This guidance is effective for public business entities for fiscal years, including interim periods within those fiscal years, beginning after October 15, 2023. Early adoption is permitted. The Company has assessed ASU 2023-03 and early adopted the guidance during the second quarter of 2023. The adoption did not have a material impact on the Company’s consolidated financial statements.

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842) – Common-Control Arrangements. This guidance amends the accounting for leasehold improvements in common-control arrangements by requiring a lessee in a common-control arrangement to amortize leasehold improvements that it owns over the improvements’ useful life to the common-control group, regardless of the lease term, if the lessee continues to control the use of the underlying asset through a lease. The new standard will become effective for the Company beginning in fiscal year 2025. The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification. This update will improve disclosure and presentation requirements of a variety of topics and align the requirements in the FASB codification with the SEC’s regulations. The Company is currently evaluating the potential effect of this ASU on its consolidated financial statements, but does not expect the impact to be material.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and cash flows.

NOTE 3 － ACCOUNTS RECEIVABLE

	As of October 31,
	2022	2023	2023
	HKD	HKD	USD
Accounts receivable	$47,520	$5,619,172	$720,407
Less: impairment loss	-	-	-
Accounts receivable, net	$47,520	$5,619,172	$720,407

For the years ended October 31, 2022 and 2023, no allowance of doubtful accounts was recognized. The Company has not experienced any significant bad debt or write-offs of accounts receivable in the past.

F-38

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

NOTE 4 － INVENTORIES

Inventories, net comprised of the followings:

	As of October 31,
	2022	2023	2023
	HKD	HKD	USD
Goods for merchandized sales	$26,625,487	$28,014,552	$3,591,609
Goods consigned for subcontracting	976,150	1,130,938	144,992
	$27,601,637	$29,145,490	$3,736,601

For the years ended October 31, 2022 and 2023, no obsolete inventories or lower of cost or market adjustment was recognized.

NOTE 5 － PLANT AND EQUIPMENT

Plant and equipment consisted of the following:

	As of October 31,
	2022	2023	2023
	HKD	HKD	USD
As cost:
Leasehold improvement	$1,609,645	$1,820,445	$233,390
Furniture and fixture	300,000	300,000	38,462
Office and retail equipment	588,764	588,764	75,483
	2,498,409	2,709,209	347,335
Less: accumulated depreciation	(2,060,797)	(2,331,465)	(298,906)
Plant and equipment, net	$437,612	$377,744	$48,429

Depreciation expense for the years ended October 31, 2022 and 2023 were HK$389,330 and HK$270,668 (US$34,701), respectively.

NOTE 6 － LONG-TERM OTHER ASSETS

The Company purchased one life insurance policy for the director of the Company, Mr. Sze, with Man Pong Jewellery Limited as the beneficiary and policy holder. The aggregate of the insured sum of this life insurance policy is US$1,100,000 (approximately HK$8,580,000). The Company can terminate the policy at any time and receive cash back based on the net cash surrender value of the policy at the date of withdrawal, which is determined by the single premium payment plus accumulated interest earned and minus the accumulated insurance charge and policy expense charge (“Cash Value”). In addition, if withdrawal is made within a specific number of years, there is a specified amount of surrender charge. The insurance company will pay the Company a specific rate of interest per annum on the outstanding Cash Value of the policies.

The insurance contract including both investment and insurance elements, is initially recognized at the amount of the premium paid and subsequently carried at the amount that could be realized under the insurance contract (cash surrender value) at the end of each reporting period, with the changes recognized in other income (expense) in the consolidated statements of operations.

The insured sum of US$1,100,000 under a life insurance policy is pledged to secure bank borrowings granted to the Company.

F-39

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the years ended October 31, 2022 and 2023, the changes in carrying value of the insurance policy is summarized as follows:

	As of October 31,
	2022	2023	2023
	HKD	HKD	USD

Balance as of November 1,	$1,820,770	$1,893,400	$242,744
Change in fair value	72,630	49,824	6,387
Balance as of October 31,	$1,893,400	$1,943,224	$249,131

The Company intends to hold the investment until their maturities.

NOTE 7 － LEASES

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

The Company has entered into commercial operating leases with various third parties for the use of office facilities and retail stores in Hong Kong. These leases have original terms exceeding 1 year, but not more than 3 years. These operating leases are included in “Right-of-use Assets” on the balance sheet and represent the Company’s right to use the underlying assets during the lease term. The Company’s obligation to make lease payments is included in “Lease liabilities” on the balance sheet.

Supplemental balance sheet information related to operating leases was as follows:

	As of October 31,
	2022	2023	2023
	HKD	HKD	USD
Operating lease:
Right-of-use assets, net	$3,107,818	$2,426,188	$311,050

Lease liabilities:
Current lease liabilities	$1,940,948	$1,362,314	$174,656
Non-current lease liabilities	1,202,288	1,109,458	142,238
Total lease liabilities	$3,143,236	$2,471,772	$316,894

Operating lease expense for the years ended October 31, 2022 and 2023 was HK$2,375,468 and HK$2,149,218 (US$275,541), respectively.

Other supplemental information about the Company’s operating lease as of October 31,

	2022	2023
Weighted average discount rate	5%	5%
Weighted average remaining lease term (years)	0.17-3.75	0.12-2.75

F-40

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Operating lease commitments:

The following table summarizes the future minimum lease payments due under the Company’s operating leases for the next two years, as of October 31, 2023:

For the year ending October 31,	HKD	USD

2024	$1,451,804	$186,129
2025	1,148,250	147,211
Total minimum lease payments	2,600,054	333,340
Less: imputed interest	(128,282)	(16,446)
Future minimum lease payments	$2,471,772	$316,894

NOTE 8 － BANK BORROWINGS

Bank borrowings comprised of the followings:

				As of October 31,
				2022	2023	2023
Bank	Maturity date	Interest rate	Guarantee	HKD	HKD	USD

Hang Seng Bank #	October 18, 2024	5.13%-5.88%	(a) and (d)	$5,162,032	$2,653,562	$340,200
Hang Seng Bank	August 19, 2032	2.75%-3.63%	(a), (b) and (c)	6,026,131	4,446,469	570,060
Fubon Bank (Hong Kong) Limited	February 15, 2024	5%	(a), (b) and (c)	5,500,000	5,500,000	705,128
Fubon Bank (Hong Kong) Limited	February 26, 2024	3.75%	(a) and (b)	1,500,000	1,500,000	192,308
OCBC Wing Hang Bank Limited	February 18, 2027	4.75%	(a) and (c)	3,519,195	2,778,899	356,270
ZA Bank Limited	December 27, 2023	6.72%-8.29%	(a) and (c)	-	6,500,000	833,333
Total:				$21,707,358	$23,378,930	$2,997,299

The Company obtained certain loans from financial institutions in Hong Kong, in the aggregate principal amount of up to HK$23,378,930 (US$2,997,299). These loans bear annual interest at the bank prevailing rates ranging from 2.75% to 8.29%. The Company is subject to various financial covenants under certain loan agreements, which include repayment on-demand clause and net worth requirements. Hence, all of bank borrowings are reclassified as “current liabilities”.

Interest related to the bank borrowings was HK$686,195 and HK$1,196,778 (US$153,433) for the years ended October 31, 2022 and 2023, respectively.

These banking facilities are guaranteed and secured, details of which are set out as follows:-

(a)	unlimited personal guaranteed by Mr. KF Sze, the director of the Company

(b)	unlimited personal guaranteed by Mr. KF Sze’s spouse

(c)	guaranteed by HKMC Insurance Limited under the Hong Kong SME Financing Guarantee Scheme, launched by The Hong Kong Mortgage Corporation Limited

(d)	an insured sum of US$1,100,000 under a life insurance policy for the Company’s director, Mr. KF Sze

As of October 31, 2023, the Company had not fully complied with certain financial covenants pursuant to the facility letter issued by Hang Seng Bank#.

F-41

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 － SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of the British Virgin Islands on September 20, 2023, with the authority to issue one class of ordinary shares. At the date of incorporation, the total number of ordinary shares which the Company is authorized to issue is 50,000 shares, consisting of 732 ordinary shares issued and outstanding, at US$1 par value.

Private Placement

On October 7, 2023, the Company entered into subscription agreements with four (4) accredited investors for the aggregate amount of HK$16,000,000 (US$2,052,014), in exchange for the new issue of 268 ordinary shares in total.

As of October 31, 2023, the Company received the refundable deposit of HK$3,500,000 from one accredited investor, which is recorded as current liability. The issuance of shares under the subscription agreement is contingent upon satisfying certain precedent conditions. Additionally, the investor holds the right to exercise put option, enabling the investor to sell the shares back to the Company at the original purchase price. This option is exercisable if the Company fails to list its shares on a qualified stock exchange, as specified in the agreements, within a two-year period from the completion date set forth hereto.

Concurrently, the Company received partial proceeds of HK$6,000,000 from the other three accredited investors, which are presented as shares to be issued under equity section.

Subsequently, in November 2023, the Company received the remaining proceeds of HK$6,500,000 under subscription agreements and consummated the private placement with these four (4) accredited investors. On November 27, 2023, the Company issued 268 shares of new ordinary shares to these four (4) accredited investors.

NOTE 10 － NET (LOSS) INCOME PER SHARE

	Years ended October 31,
	2022	2023	2023
	HKD	HKD	USD
Numerator:
Net (loss) income attributable to the Company’s shareholders	$(41,117)	$5,048,953	$647,301

Denominator:
Weighted average ordinary shares outstanding
Basic and diluted*	732	732	732

Net (loss) income per share
Basic and diluted	$(56.17)	$6,897.48	$884.29

* The shares amounts are presented on a retroactive basis.

F-42

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 － INCOME TAX CREDIT (EXPENSE)

The provision for income tax expense consisted of the following:

	Years ended October 31,
	2022	2023	2023
	HKD	HKD	USD

Current income tax credit (expense)	$1,327	$(695,620)	$(89,182)
Deferred income tax:	-	-	-

Income tax credit (expense)	$1,327	$(695,620)	$(89,182)

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company mainly operates in Hong Kong is subject to taxes in the jurisdictions in which it operates, as follows:

British Virgin Islands

MPJS and MPJ Group are incorporated in the British Virgin Islands and are not subject to taxation. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

MPJ and Gosheng operating in Hong Kong are subject to the Hong Kong profits tax at the two-tiered income tax rates of 8.25% on the estimated assessable income up to HK$2,000,000 and 16.5% on any part of assessable income over HK$2,000,000 arising in Hong Kong during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on (loss) income before income tax for the years ended October 31, 2022 and 2023 are as follows:

	Years ended October 31,
	2022	2023	2023
	HKD	HKD	USD

(Loss) income before income taxes	$(22,955)	$5,819,364	$746,072
Statutory income tax rate	16.5%	16.50%	16.50%
Income tax expense at statutory rate	(3,788)	960,195	123,102
Tax holiday	-	(165,000)	(21,154)
Income not subject to taxes	(108,169)	(9,022)	(1,157)
Expenses not subject to tax deduction	225	-	-
Temporary difference not subject to taxes	(3,752)	28,621	3,669
Net operating loss	115,484	(119,174)	(15,278)
Tax adjustments	(1,327)	-	-
Income tax (credit) expense	$(1,327)	$695,620	$89,182

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of October 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended October 31, 2022 and 2023 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from October 31, 2023.

F-43

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 － PENSION COSTS

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-time employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. For the years ended October 31, 2022 and 2023, the contribution to the defined contribution plans was approximately HK$200,796 and HK$210,938 (US$27,043), respectively.

The defined benefit liabilities relate to government-mandated long-service payments. All full-time employees, including executive directors, are covered by programme. An employee employed under a continuous contract for not less than five years is eligible for long service payments if the employee retires, resigns or is dismissed under qualifying conditions.

For the eligible employees to be retired, resigned or dismissed before May 1, 2025, long service payments are calculated based on two-thirds of the salary of last month (or average monthly salary over last twelve months) and the reckonable years of service subject to a maximum amount of HK$390,000 (US$49,682).

For the eligible employees to be retired, resigned or dismissed on or after 1 May 2025, long service payments are divided into two portions (i.e. pre-transition portion and post-transition portion). The pre-transition portion is calculated based on two-thirds of the salary for April 2025 (or average monthly salary for the twelve months ending April 30, 2025) and the reckonable years of service up to April 30, 2025. The post-transition portion is calculated based on two-thirds of the salary of the last month (or average monthly salary over the last twelve months) and the reckonable years of service counting from May 1, 2025 to the last day of employment. The total of the two portions is subject to a maximum amount of HK$390,000 (US$49,682).

The accrued benefit held in a mandatory provident fund scheme in respect of the employer’s contribution up to the end of employment that would be used to offset the pre-transition portion of long-service payments is deemed the plan assets for the long-service payments.

NOTE 13 － RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties

Name	Relationship with the Company
Mr. Sze Kam Fuk (“Mr. KF Sze”)	Director and shareholder of the Company
Mrs. Sze Kam Luen	Spouse of Mr. KF Sze
MPJS Investment Co., Ltd.	Entity controlled by common shareholders and the controlling shareholder

Related party balances consisted of the following:

		As of October 31,
		2022	2023	2023
Name	Nature	HKD	HKD	USD

MPJS Investment Co., Ltd.	Amount due from a shareholder (1)	$3,370	$1,137	$146
Mr. KF Sze	Amount due from a shareholder (2)	$11,373,309	$22,901,616	$2,936,105

(1)	As of October 31, 2022 and 2023, the balance due from a shareholder represented the unpaid share capital from shareholders for group re-organization. During the year, the shareholders settled a few expenses on behalf of the Company, therefore, certain amounts of this balance were offset.

(2)	As of October 31, 2022 and 2023, the balance due from a shareholder mainly represented temporary advances made to Mr. KF Sze for non-trade purpose. The amount was unsecured and interest-free. The receivable balance was subsequently settled by offsetting against the special dividend declared on November 9, 2023.

For the years ended October 31, 2023 and 2022, the director of the Company, Mr. KF Sze and his spouse provided the personal guarantees under banking facilities at no fee charged. (see Note 8)

Apart from the transactions and balances detailed above and elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

F-44

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 － CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the years ended October 31, 2022 and 2023, there was no single customer who accounted for 10% or more of the Company’s revenues.

(b)	Major vendors

For the years ended October 31, 2022 and 2023, the vendors who accounted for 10% or more of the Company’s direct cost and its outstanding payable balances at year-end dates, are presented as follows:

	2022		2023
Vendor	Percentage of direct cost	Accounts payable	Percentage of direct cost	Accounts payable
		HKD		HKD
Vendor A	37.03%	$-	25.69%	$1,040,950
Vendor B	-	$-	17.74%	$-

(c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. Cash equivalents are maintained with high credit quality institutions in Hong Kong, the composition and maturities of which are regularly monitored by the management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (US$64,103) if the bank in Hong Kong with which an individual/a company hold its eligible deposit fails.

As of October 31, 2023, cash and cash equivalents of HK$6,910,583 (US$885,972) are maintained at financial institutions in Hong Kong, which is subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk primarily relates to the variable-rate bank borrowings and is mainly concentrated on the fluctuation of Hong Kong Prime Rate and HIBOR arising from the Company’s bank borrowings. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

The Company is also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at the prevailing market rates and variable-rate bank borrowings.

(e)	Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

F-45

MPJS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 － COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of October 31, 2023, the Company did not have any significant commitments and contingencies involved.

NOTE 16 － SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after October 31, 2023, up to the date that the audited consolidated financial statements were available to be issued.

On November 9, 2023, the Company declared a special dividend in the amount of HK$23,301,890 to its shareholders.

On November 15, 2023, the Company entered into a lease agreement with the Company’s shareholder and director, Mr. KF Sze with a monthly charge of HK$20,000 (US$2,564) to lease a property from Mr. KF Sze for use of our office for a one-year term from December 1, 2023 to November 30, 2024.

On November 27, 2023, the Company consummated a private placement with four (4) accredited investors and issued 268 new ordinary shares for aggregate proceeds of HK$16,000,000.

As of March 20, 2024, the Company fully repaid the bank loan of HK$2,653,562 to Hang Seng Bank.

On March 20, 2024, Mr. KF Sze, one of the Company’s shareholder and executive director, fully settled his receivable with the Company by offsetting against his portion of the special dividend declared on November 9, 2023.

F-46

MPJS Group Limited

Ordinary Shares

PROSPECTUS

Eddid Securities USA Inc.

            , 2024

Until and including       , 2024 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this Offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

RESALE PROSPECTUS ALTERNATE PAGE

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2024

       Ordinary Shares to be sold by the Selling Shareholders

MPJS Group Limited

This prospectus relates to the resale of         shares of our ordinary shares (the “Resale Shares”), par value US$ 1.00 per share (“Ordinary Shares”) (“Resale Offering”) of MPJS Group Limited, a BVI business company (“MPJS”, the “Company”, “we”, “us” and “our”), by GPD Investment Company Limited, TSE Kin Man, SZE Kam Ting and YUNG Lai Ying, four existing shareholders of our Company (the “Selling Shareholders,” and each a “Selling Shareholder”). We will not receive any of the proceeds from the sale of the Resale Shares by the Selling Shareholders.

We have reserved the symbol “MPJS” for purposes of listing our Ordinary Shares on Nasdaq, and will apply to list our Ordinary Shares on Nasdaq Capital Market (“Nasdaq”). At this time, Nasdaq has not yet approved our application to list our Ordinary Shares.

No sales of the Ordinary Shares covered by this prospectus shall take place until after the closing of our initial public offering (the “IPO”). Once, and if, our Ordinary Shares are listed on Nasdaq and there is an established market for these Resale Shares, the Selling Shareholders may sell the Resale Shares continuously from time to time at the market price prevailing on Nasdaq at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers, or through any other means described in the section entitled “Selling Shareholders Plan of Distribution” on page Alt-10. We cannot assure you that our application will be approved; if it is not approved by Nasdaq, we will not proceed with the Resale Offering.

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors” beginning on page 15 of the Public Offering Prospectus.

MPJS is not a Mainland China or Hong Kong operating company, but is a holding company incorporated in the British Virgin Islands (“BVI”) without any operations of its own. All the operations of MPJS’s wholly-owned operating subsidiaries, Man Pong Jewellery Limited (“MPJ”) and Gosheng Jewellery International Limited (“Gosheng”) (collectively, our “Operating Subsidiaries”) are in Hong Kong. The Ordinary Shares offered in this Offering are the shares of MPJS, the holding company in BVI, instead of the shares of its Operating Subsidiaries in Hong Kong. Because of our corporate structure as a BVI holding company with operations conducted by the Operating Subsidiaries, our corporate structure involves unique risks to investors. The PRC regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless. Investors in our Ordinary Shares should be aware that they will not and may never directly hold equity interests in the Operating Subsidiaries. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our Company’s directors and executive officers who are located outside of the United States. For a detailed description of the risks associated with our corporate structure that support our corporate structure, see “Risk Factors — Risks related to our corporate structure” on page 27.

MPJS relies on dividends or payments from the Operating Subsidiaries to fund its cash, assets and financing requirements, including payment of dividends and other cash distributions to our shareholders and U.S. investors, settlement of payment obligations under any debt we may incur and to pay our operating expenses. If the Operating Subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to MPJS.

Cash is transferred through our organization in the following manners: (i) funds can be transferred from MPJS, the holding company of our Group, to MPJ Group, our intermediate holding company, and subsequently to the Operating Subsidiaries in Hong Kong, in the form of capital contributions or loans, as the case may be; and (ii) funds can be transferred from the Operating Subsidiaries in Hong Kong to MPJ Group and subsequently to MPJS, in the form of dividends. If MPJS intends to distribute dividends to its shareholders, it will depend on payment of dividends from the Operating Subsidiaries to MPJS through MPJ Group in accordance with their respective Articles of Association and applicable laws and regulations, and the dividends will be distributed by MPJS to its shareholders in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

For downstream transfers of funds, MPJS and MPJ Group are permitted under the laws of BVI to provide funding to the Operating Subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds.

In terms of distributing earnings to our shareholders and U.S. investors, our board of directors is authorized to distribute dividends at their discretion, subject to the BVI Act and our Memorandum and Articles of Association. Furthermore, in respect of payment of dividends by the Operating Subsidiaries, according to the section 297 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of its profits available for distribution (being its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital). Other than the above which would limit the Operating Subsidiaries’ ability to make a distribution upwards to MPJ Group and from MPJS to our shareholders and U.S. investors, we did not adopt or maintain any cash management policies and procedures which might impose further limitation on distributions as of the date of this prospectus. There are no further BVI or Hong Kong statutory restrictions on the amount of funds that may be distributed by us and our subsidiaries as dividends. Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by the Operating Subsidiaries to us. See “Prospectus Summary - Transfer of cash to and from our subsidiaries” on page 7. As of the date of this prospectus, no distribution has been made to any U.S. investors.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor are there any restrictions on any foreign exchange to transfer cash between MPJS and its subsidiaries, across borders and to U.S. investors. See “Regulations” on page 100 and “Dividend Policy” on page 59.

Alt-1

However, to the extent that cash or assets of the business are in Hong Kong or held by a Hong Kong entity, there may be restrictions on using such funds or assets outside of Hong Kong due to intervention restrictions or limitations imposed by the PRC government on the ability of MPJS, MPJ Group or the Operating Subsidiaries to transfer cash or assets. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially and adversely affect the value of our Ordinary Shares or cause them to be worthless. Such restrictions and limitations may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from the Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, may restrict or otherwise unfavorably impact our ability to, or the way we, conduct our business. We may need to change certain aspects of our business to ensure compliance, which could lead to decreased demand for our services, reduced revenues, increased costs, the need to obtain additional licenses, permits, approvals or certificates, or exposure to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering it worthless. See “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by the Operating Subsidiaries in Hong Kong to fund any cash, assets and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash or assets in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” on page 27, and the audited consolidated financial statements and the accompanying footnotes on page F-1.

As used in this prospectus, terms such as “we,” “us,” “our,” or “our Company” refer to MPJS, unless the context suggests otherwise, and when describing MPJS’s consolidated financial information, also includes its Operating Subsidiaries.

Each of the Operating Subsidiaries in Hong Kong is required under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) to make an application to the Commissioner of Inland Revenue in a prescribed manner for the registration of our business and obtain a business registration certificate, which shall be displayed at its place of business. Additionally, we are required under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) to register as a dealer of precious metals and stones. We [have obtained and rely upon] the Hong Kong legal opinion (“Hong Kong Legal Opinion”) issued by Mr. Jeremy Cheung, a barrister-at-law in Hong Kong. According to the Hong Kong Legal Opinion, as of the date of this prospectus, we have received all requisite permissions or approvals from the Hong Kong authorities to operate our business in Hong Kong by complying with the registration requirements under the mentioned ordinances, and apart from the abovementioned registration requirements, neither we nor our subsidiaries are required to obtain any other permissions or approvals from Hong Kong authorities to operate our business in Hong Kong. None of the aforesaid permissions or approvals we received has been denied by any relevant Hong Kong authority. In the event that we fail to maintain or renew such permissions or approvals, we may be liable to fines and other penalties. On the other hand, according to the Hong Kong Legal Opinion, we are not required to obtain any requisite permissions or approvals from the Hong Kong authorities before listing in the U.S. and offering our Ordinary Shares to foreign investors as of the date of this prospectus. The Company and/or its subsidiaries have not applied for any such permissions or approvals, nor have they been denied by any relevant Hong Kong authority. See “Permission required from Hong Kong and PRC authorities” on page 9 and “Regulation” on page 97.

All of our operations are conducted by the Operating Subsidiaries in Hong Kong, which is a special administrative region of the PRC, and we currently do not have any operations in Mainland China. We have direct ownership of our operating subsidiaries in Hong Kong and currently do not have or intend to have any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in Mainland China. Accordingly, the PRC laws and regulations do not currently have any material impact on our business, financial condition and results of operations. However, we may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the cybersecurity, M&A and the oversight and control over overseas securities offerings. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. The PRC government may intervene or influence the current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers likes ourselves. Such governmental actions:

●	could result in a material change in our operations and/or the value of our Ordinary Shares;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors; and

●	may cause the value of our Ordinary Shares to significantly decline or be worthless.

See “Risk Factors — Risks Related to Doing Business in Hong Kong — The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/ or foreign investment in Hong Kong based issuers, which could result in a material adverse change in our operations, and/or the value of our Ordinary Shares we are registering for sale or our ability to offer or continue to offer securities to investors. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” on page 29 of the Public Offering Prospectus for additional information.

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We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. See “Prospectus Summary — Regulatory Landscapes” beginning on page 9. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in Mainland China, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a Mainland China domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to the CSRC. The Overseas Issuance and Listing include direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in Mainland China seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant Mainland China domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Trial Measures further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The Trial Measures further clarified the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” whereby an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by Mainland China companies, and b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. Furthermore, the Trial Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it has submitted an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with the relevant authorities promulgated the Cybersecurity Review Measures (2021) (the “Measures”) which took effect on February 15, 2022 and replaced the former Cybersecurity Review Measures (2020) issued on July 10, 2021. The Measures provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operators”), shall conduct a cybersecurity review and that any online platform operator who controls more than one million users’ personal information shall be subject to a cybersecurity review if it seeks to be listed in a foreign country. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

As of the date of this prospectus, on the basis that: (i) both we and our subsidiaries do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor are we controlled by any Mainland Chinese company or individual directly or indirectly; (ii) both we and our subsidiaries do not have any operations in Mainland China; (iii) both we and our subsidiaries do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with their officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens and all of our revenues and profits are generated by the Operating Subsidiaries in Hong Kong and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; and (v) both we and our subsidiaries will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, given that: (a) as of the date of this prospectus, neither we nor our subsidiaries operate an online platform that collects or processes personal information in Mainland China; and (b) as of the date of this prospectus, neither we nor our subsidiaries have been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review, according to the PRC legal opinion [issued] by our PRC counsel, Tian Yuan Law Firm, based on PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of such laws and regulations that may be adopted by the PRC authorities, the manner in which MPJS and its subsidiaries currently conduct their business outside of Mainland China is not subject to the PRC government’s direct influence or discretion as of the date of this prospectus. In addition, the Measures, the PRC Personal Information Protection Law, the Draft Overseas Listing Regulations, and the Trial Measures are not expected to impact on our business operations or this offering. Furthermore, according to the PRC legal opinion [issued] by our PRC counsel, Tian Yuan Law Firm, neither we nor our subsidiaries are currently required to obtain any permissions or approvals from the PRC authorities, including the CSRC and CAC, to operate our business or offer securities registered under the registration statement of which this prospectus is a part to foreign investors. Given the above, we are not required to obtain any permission from the CSRC or CAC, and no permissions or approvals have been applied for by us or denied by any PRC authority.

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According to Article 18 of the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. National laws and regulations of the PRC relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III to the Basic Law; hence, such laws and regulations do not apply directly to Hong Kong and will not impact our ability to conduct business in Hong Kong, accept foreign investment or list on a foreign exchange. Further, there is no legislation mandating that the laws in Hong Kong shall be in line with those in the PRC. Despite the foregoing, the legal and operational risks that arise from operating in China also apply to businesses operating in Hong Kong and Macau. The legal framework of Hong Kong, pivotal to our operations and listing on Nasdaq, presents uncertainties that may influence our business’s legal safeguards and operational dynamics. While Hong Kong’s Basic Law, established during its sovereignty handover, guarantees a high degree of autonomy, including the retention of its legal and financial systems, potential shifts in adherence to these provisions could introduce risks to our listing and the broader legal protections afforded to our stakeholders. See “Risk Factors — Risks related to doing business in Hong Kong — The enforcement of laws and rules and regulations in Mainland China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.” on page 29 of the Public Offering Prospectus for additional information.

Since our operations are in Hong Kong and the Operating Subsidiaries collect, hold, process or use personal data in Hong Kong, we are subject to data privacy and protection laws, and in particular the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”). PDPO imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfillment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfillment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, the right to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so. We confirm that, as of the date of this prospectus, we were in compliance with the data privacy and protection laws and obligations in Hong Kong, including but not limited to the PDPO. Thus, the relevant laws are not expected to impact our ability to conduct our business, accept foreign investment, or list on a foreign exchange. See “Risk Factor - Risks related to doing business in Hong Kong - Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.” and “Regulation - Regulations on personal data” on page 100.

We operate in a competitive industry and a highly competitive market. We are subject to a variety of laws and other obligations regarding competition laws in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. The Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule and the merger rule. The first conduct rule prohibits undertakings from making or giving effect to agreements or decisions or engaging in concerted practices that have as their object or effect to prevent, restrict or distort competition in Hong Kong. The second conduct rule prohibits undertakings that have a substantial degree of market power in a market from engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. The merger rule prohibits undertakings that, directly or indirectly, carry out mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. The scope of application of the merger rule is limited to carrier licenses issued under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong). We confirm that, as of the date of this prospectus, we have not adopted any anti-competitive conduct described in the Competition Ordinance and we were in compliance with the competition laws and obligations in Hong Kong, including but not limited to the Competition Ordinance. Thus, the relevant laws are not expected to impact our ability to conduct our business, accept foreign investment, or list on a foreign exchange. See “Regulation - Competition” on page 104.

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According to the PRC legal opinion [issued] by our PRC counsel, Tian Yuan Law Firm, given the uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of PRC laws, there remains significant uncertainty in the interpretation and enforcement of relevant Mainland China laws and other regulations, such as those relating to data and cyberspace security, and anti-monopoly concerns. Although having all our operations in Hong Kong, our Company and our subsidiaries are still subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. Since these laws, regulations and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our subsidiaries’ daily business operation and the listing of our Ordinary Shares on the United States or other foreign exchanges. As the Trial Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) have been recently promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If Trial Measures become applicable to us or our subsidiaries in Hong Kong, or if we or our subsidiaries are subject to cybersecurity review, or if the Measures or the PRC Personal Information Protection Law become applicable to the Operating Subsidiaries, the Operating Subsidiaries’ business and operations and the listing of our Ordinary Shares in the United States could be subject to the CAC review in the future. If the applicable laws, regulations, or interpretations change and the Operating Subsidiaries become subject to the CAC review, we cannot assure you that the Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and their current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If the Operating Subsidiaries were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we can obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us and our subsidiaries to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and their ability to conduct their business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Should the PRC government choose to exercise oversight and discretion over the conduct of their business, or in the event that we or our subsidiaries were to become subject to the PRC laws and regulations, these risks could result in material costs to ensure compliance, fines, material changes in their operations and/or the value of the securities we are registering for sale, and/or could significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks related to doing business in Hong Kong— The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/ or foreign investment in Hong Kong based issuers, which could result in a material adverse change in our operations, and/or the value of our Ordinary Shares we are registering for sale or our ability to offer or continue to offer securities to investors. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” on page 29 of the Public Offering Prospectus for additional information.

In addition, it is also highly uncertain what the potential impact such modified or new laws and regulations will have on listing of our Ordinary Shares on the United States or other foreign exchanges. If the Operating Subsidiaries were required to obtain any permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange in the United States, it is uncertain how long it will take for us to obtain such approval, and, even if we can obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us and our subsidiaries to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and their ability to conduct their business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/ or foreign investment in Hong Kong based issuers, which could result in a material adverse change in our operations, and/or the value of our Ordinary Shares we are registering for sale or our ability to offer or continue to offer securities to investors. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” on page 29 of the Public Offering Prospectus for additional information.

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Our Ordinary Shares may be prohibited from being traded on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines that it is unable to inspect or fully investigate our auditors. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the Holding Foreign Companies Accountable Act, or the HFCAA, and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB was unable to inspect or investigate completely certain PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong. Our auditor, ARK Pro CPA & Co, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is headquartered in Hong Kong and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor, with the last inspection having occurred in May 2024 in Hong Kong. Our auditor is not affected by and not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol (“SOP”) with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in PRC and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland PRC and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, such lack of inspection could cause our securities to be delisted from The Nasdaq Stock Market LLC (“Nasdaq”). See “Risk Factors — Risks related to our Ordinary Shares and this Offering — Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years” on page 37 of the Public Offering Prospectus for additional information.

We will be considered a “controlled company” under Nasdaq Listing Rules 5615(c) as our Controlling Shareholder, through MPJS Investment, will beneficially own       % of the aggregate voting power of our outstanding Ordinary Shares immediately following the consummation of this Offering. As a result, our Controlling Shareholder has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. However, even if we are deemed as a “controlled company,” we currently do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Listing Rules.

See “Risk Factors — Risks related to our corporate structure — Following this Offering, our Controlling Shareholder will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholder has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” under Nasdaq rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.” and “Management — Controlled Company” on pages 27 and 112 of the Public Offering Prospectus for additional information, respectively.

On November 9, 2023, MPJS declared a special dividend in the amount of HK$23,301,890 (approximately US$2,987,421.79) to MPJS Investment. In turn, MPJS Investment declared a special dividend to its shareholders, namely Mr. KF Sze, Ms. SL Sze and Ms. MM Sze. At the direction of Ms. SL Sze and Ms. MM Sze, MPJS Investment was instructed to pay the entire special dividends to Mr. KF Sze. As there is an amount of HK$22,901,616 (approximately US$2,936,105) due from Mr. KF Sze to MPJ as of October 31, 2023, Mr. KF Sze agreed to utilize the dividend received from MPJS Investment to set-off the amount due to MPJ. On November 9, 2023, MPJ declared dividend in the amount of HK$23,449,800 (approximately US$3,006,384.62) to MPJ Group which in turn declared dividend in the amount of HK$23,351,890.00 (approximately US$2,993,832.05) to MPJS. For the years ended October 31, 2022 and 2023 and up to the date of this prospectus, apart from the above transfers that took place on November 9, 2023, (i) MPJS, MPJ Group, MPJ and Gosheng had not declared or made any dividends or other distributions to their respective shareholders; and (ii) there were no other transfers of cash within the Group. For a more detailed discussion of these special dividends and how the cash is transferred within our organization, see “Prospectus Summary — Transfer of cash to and from our subsidiaries” and “Risk Factors — Risks related to our corporate structure — We rely on dividends and other distributions on equity paid by the Operating Subsidiaries in Hong Kong to fund any cash, assets and financing requirements we may have and any limitation on the ability of our subsidiaries to make payments to us outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash or assets in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” on pages 6 and 27. Also see “Dividend Policy” on page 59 of the Public Offering Prospectus for additional information.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of being an emerging growth company” of the Public Offering Prospectus for additional information.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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[RESALE PROSPECTUS ALTERNATE PAGE]

The Offering

Ordinary Shares being offered by the Selling Shareholders	Ordinary Shares

Ordinary Shares outstanding after capitalization but before this Offering:	Ordinary Shares

Ordinary Shares to be outstanding after our initial public offering pursuant to the Public Offering Prospectus:	Ordinary Shares

Use of proceeds:	We will not receive any of the proceeds from the sale of the Ordinary Shares by the Selling Shareholders named in this prospectus.

Listing:	Our Ordinary Shares have been approved on the Nasdaq Capital Market.

Nasdaq symbol:	“MPJS”

Risk factors:	Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 15 of the Public Offering Prospectus.

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USE OF PROCEEDS

We will not receive any of the proceeds from the sale of Ordinary Shares by the Selling Shareholders. In addition, the underwriters will not receive any compensation from the sale of the Ordinary Shares by the Selling Shareholders. The Selling Shareholders will receive all of the net proceeds from the sales of Ordinary Shares offered by them under this prospectus. We have agreed to bear the expenses relating to the registration of the Ordinary Shares for the Selling Shareholders.

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[RESALE PROSPECTUS ALTERNATE PAGE]

SELLING SHAREHOLDERS

This prospectus covers the offering of       Ordinary Shares by the Selling Shareholders. This will only permit the Selling Shareholders to sell the number of Shares identified in the column “Maximum Number of Shares to be Sold” below. The shares owned by the Selling Shareholders are “restricted” securities under applicable United States federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Shareholders to sell those shares. Our Company will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholders.

The following table sets forth the name of the Selling Shareholders, the number of Ordinary Shares owned by the Selling Shareholders as of the date of this prospectus and the number of Ordinary Shares to be offered by the Selling Shareholders pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our Ordinary Shares by the Selling Shareholder as adjusted to reflect the assumed sale of all of the Ordinary Shares offered.

Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of the determination date. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Percentage of beneficial ownership before this Offering is based on       Ordinary Shares outstanding prior to the Offering. Beneficial ownership is based on information furnished by the Selling Shareholders. Unless otherwise indicated and subject to community property laws where applicable, the Selling Shareholders named in the following table have, to our knowledge, voting and investment powers with respect to the Ordinary Shares beneficially owned by them.

As of the date of this prospectus, the Selling Shareholders, Mr. Tse Kin Man, Mr. Sze Kam Ting, Ms. Yung Lai Ying and GPD Investment Company Limited, beneficially holds 6.7%, 6.7%, 6.7% and 6.7% of Ordinary Shares of our Company, respectively. See “Corporate History and Structure” of the Public Offering Prospectus for more information. The Selling Shareholders are not broker dealers or affiliates of any broker dealer.

On October 9, 2023, GPD Investment Company Limited, Mr. Tse Kin Man, Ms. Sze Kam Ting and Ms. Yung Lai Ying, entered into a share subscription agreement with the Company. On November 27, 2023, MPJS allotted and issued 67 shares to each shareholder at a consideration of HK$4,000,000 (approximately US$512,821) each. For more information, refer to the “Corporate History and Structure” section of the Public Offering Prospectus. None of these four Selling Shareholders are employees of MPJS, nor do they or any person having control over any of them have any material relationship with the Company, its predecessor or affiliates, within the past three years, apart from the transactions underlying the subscription agreements.

The Selling Shareholders have no agreement or understanding to distribute any of the shares being registered. Each selling shareholder may offer for sale from time to time any or all of the shares. The Selling Shareholders is under no obligation to sell all or any portion of such Resale Shares nor are the Selling Shareholders obligated to sell any Resale Shares immediately upon effectiveness of this prospectus. Nevertheless, the table below assumes that the Selling Shareholders will sell all of the Resale Shares offered for sale hereby.

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering
Name of Selling Shareholders	Number of Shares Owned	Percent of Ordinary Shares Before the Offering (%)	Maximum Number of Shares to be Sold	Number of Shares Owned	Percent of Ordinary Shares After the Offering (%)
Mr. Tse Kin Man
Mr. Sze Kam Ting
Ms. Yung Lai Ying
GPD Investment Company Limited (1)

(1)	GPD Investment Company Limited is a company limited by shares incorporated in Hong Kong. GPD Investment Company Limited’s ultimate beneficial holder is Pacific Legend Group Limited, a company limited by shares incorporated in the Cayman Islands and listed on GEM of The Stock Exchange of Hong Kong Limited (stock code: 8547). According to the publicly available information of Pacific Legend Group Limited published on October 7, 2024, and to the best knowledge of our directors as of the date of this prospectus, Century Great Investments Limited and Double Lions Limited, respectively own 16.72% and 12.44% of the shareholding interests in Pacific Legend Group Limited. Double Lions Limited is owned as to 40.48% by Mr. John Warren McLennan (“Mr. JW McLennan”), 20.00% by Ms. Tracy-Ann Fitzpatrick (“Ms. TA Fitzpatrick”), 14.88% by Ms. Alison Siobhan Bailey (“Ms. AS Bailey”), 14.88% by Mr. John Martin Rinderknecht and 9.76% by Mr. James Seymour Dickson Leach (“Mr. JSD Leach”). Under the Securities and Futures Ordinance, the spouses of shareholders are deemed to be interested in the shares held by their partners. Consequently, Mrs. Jennifer Carver McLennan is considered an interested party in the shares held by Mr. JW McLennan, and Mr. David Frances Bulbeck is considered an interested party in the shares held by Ms. TA Fitzpatrick. Ms. AS Bailey and Mr. JSD Leach are married to each other and each is deemed to be interested in the shares held by their spouse through Double Lions Limited. Century Great Investments Limited is 100% owned by Ms. Wong Wing Man. The registered address of GPD Investment Company Limited is Unit C, 15/F., First Asia Tower, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong.

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[RESALE PROSPECTUS ALTERNATE PAGE]

SELLING SHAREHOLDERS PLAN OF DISTRIBUTION

The Selling Shareholders and any of their pledgees, donees, assignees and successors-in-interest may continuously, from time to time, after the effective date of registration statement of which this prospectus forms a part, sell any or all of their Ordinary Shares being offered under this prospectus on any stock exchange, market or trading facility on which our Ordinary Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when disposing of Ordinary Shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the Ordinary Shares as agent but may position; and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

●	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any of these methods of sale; and

●	any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for the Selling Shareholders, rather than under this prospectus. The Selling Shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a Selling Shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The Selling Shareholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the Selling Shareholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the Ordinary Share offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the Selling Shareholders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each Selling Shareholder and purchaser is responsible for paying any discounts, and similar selling expenses they incur. Our Company will not receive any proceeds from the sale of the shares by the Selling Shareholders.

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[RESALE PROSPECTUS ALTERNATE PAGE]

LEGAL MATTERS

The validity of our shares underlying our Ordinary Shares and certain other matters of BVI law will be passed upon for us by Appleby. We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters of U.S. federal securities. We are represented by both TC & Co. and Mr. Jeremy Cheung, barrister-at-law, with respect to certain legal matters as to the laws of Hong Kong. We are represented by Tian Yuan Law Firm with respect to certain legal matters as to the PRC laws.

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MPJS Group Limited

     Ordinary Shares to be sold by the Selling Shareholders

PROSPECTUS

          , 2024

Until and including          (25 days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this Offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Section 132 of the BVI Companies Act provides that subject to the memorandum or articles of association of a company, the company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company, or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, provided that the said person had acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Any indemnity given in breach of the foregoing proviso is void and of no effect.

Under our Memorandum and Articles of Association, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

● is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

● is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to the best interests of our Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

The underwriting agreement in connection with this Offering also provides for indemnification of us and our officers, directors or persons controlling us for certain liabilities.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities. We believe that the issuance on incorporation and each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Number of ordinary shares	Consideration
MPJS Investment*	September 20, 2023	732	HK$5,710 (approximately US$732)
GPD Investment Company Limited**	November 27, 2023	67	HK$4,000,000 (approximately US$512,821)
Mr. Tse Kin Man**	November 27, 2023	67	HK$4,000,000 (approximately US$512,821)
Ms. Sze Kam Ting**	November 27, 2023	67	HK$4,000,000 (approximately US$512,821)
Ms. Yung Lai Ying**	November 27, 2023	67	HK$4,000,000 (approximately US$512,821)

Notes:

*	On September 20, 2023, MPJS was incorporated under the laws of BVI as an exempted company with limited liability. At the time of incorporation, MPJS allotted and issued 732 shares, representing the entire issued shares of MPJS, to MPJS Investment and MPJS thus became a wholly-owned subsidiary of MPJS Investment.

**	On October 9, 2023, GPD Investment Company Limited, Mr. Tse Kin Man, Ms. Sze Kam Ting and Ms. Yung Lai Ying entered into share subscription agreements with MPJS. On November 27, 2023, MPJS allotted and issued 67 shares to each investor, each at a consideration of HK$4,000,000 (approximately US$512,821).

Item 8. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this registration statement:

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

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Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Additionally, the undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement, or, as to a registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

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(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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EXHIBITS INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant
3.2*	Articles of Association of the Registrant
4.1*	Registrant’s Specimen Certificate for Ordinary Shares
5.1*	Opinion of Appleby regarding the validity of the ordinary shares being registered
8.1*	Opinion of Appleby regarding certain BVI tax matters (included in Exhibit 5.1)
8.2*	Opinion of Mr. Jeremy Cheung, barrister-at-law regarding certain Hong Kong tax matters
10.1*	Form of Indemnification Agreement between the Company and each of its directors and executive officers
10.2*	Form of Employment Agreement between the Company and each of its directors and executive officers
10.3*	Loan agreement by and between Man Pong Jewellery Limited and OCBC Wing Hang Bank Limited, dated January 6, 2022
10.4*	Loan agreement by and between Man Pong Jewellery Limited and Hang Seng Bank, dated August 10, 2020
10.5*	Loan agreement by and between Man Pong Jewellery Limited and Hang Seng Bank, dated November 17, 2020
10.6*	Loan agreement by and between Man Pong Jewellery Limited and Hang Seng Bank, dated June 7, 2021
10.7*	Loan agreement by and between Man Pong Jewellery Limited and Hang Seng Bank, dated January 14, 2022
10.8*	Loan agreement by and between Man Pong Jewellery Limited and Fubon Bank (Hong Kong) Limited, dated July 18, 2022 with a maximum loan amount of HK$5,500,000.00
10.9*	Loan agreement by and between Man Pong Jewellery Limited and Fubon Bank (Hong Kong) Limited, dated July 18, 2022 with a maximum loan amount of HK$1,500,000.00
10.10*	Loan agreement by and between Man Pong Jewellery Limited and ZA Bank Limited, dated November 25, 2022
10.11*	Loan agreement by and between Man Pong Jewellery Limited and Standard Chartered Bank (Hong Kong) Limited, dated December 10, 2021
10.12	Commission agreement by and between Man Pong Jewellery Limited and MAX MORE TRADING LIMITED, dated April 3, 2023
10.13*	Lease agreement by and between Man Pong Jewellery Limited and EIFFEL PIERRE COMPANY LTD., dated July 7, 2023
10.14*	Lease agreement by and between Man Pong Jewellery Limited and NATIONAL GOAL LIMITED, dated December 29, 2023
10.15*	Lease agreement by and between Man Pong Jewellery Limited and MERRY GROWTH DEVELOPMENT LIMITED, dated September 27, 2023
10.16*	Tenancy agreement by and between Man Pong Jewellery Limited and LINK PROPERTIES LIMITED, dated August 30, 2022
10.17*	Lease agreement by and between Man Pong Jewellery Limited and DRAGON BEAUTY INTERNATIONAL LIMITED, dated October 11, 2022
21.1*	List of Subsidiaries
23.1*	Consent of ARK Pro CPA & Co, Independent Registered Public Accounting Firm
23.2*	Consent of Appleby, BVI Counsel to the Registrant (included in Exhibit 5.1)
23.3*	Consent of Mr. Jeremy Cheung, barrister-at-law (included in Exhibit 8.2)
24.1*	Consent of Tian Yuan Law Firm, PRC counsel to the Registrant
25.1*	Powers of Attorney (included on signature page to Registration Statement on Form F-1)
99.1*	Code of Business Conduct and Ethics
99.2*	Consent of Frost & Sullivan
99.3*	Consent of Mr. Chen Yongsheng (director nominee)
99.4*	Consent of Mr. Lee Kwong Ming (director nominee)
99.5*	Consent of Mr. Wong Sui Chi (director nominee)
99.6*	Form of Audit Committee Charter
99.7*	Form of Compensation Committee Charter
99.8*	Form of Nominating and Corporate Governance Committee Charter
99.9**	Request for Waiver and Representation under Item 8.A.4 of Form 20-F
107*	Filing Fee Table

* To be filed by amendment

** Filed herewith

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F -1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, PRC, on November 22, 2024.

MPJS Group Limited

By:
Name:	Sze Kam Fuk
Title:	Chief Executive Officer and Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Signature	Title	Date

November 22, 2024
Sze Kam Fuk	Chief Executive Officer and Director
(principal executive officer)

November 22, 2024
Wa Chun Kit	Chief Financial Officer
(principal financial officer and principal accounting officer)

November 22, 2024
Sze Sau Lan	Director

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SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of MPJS Group Limited has signed this registration statement or amendment thereto in City of New York, United States, on November 22, 2024.

US Authorized Representative

By:
Name:
Title:

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